UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 25, 2021



URBAN ONE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	0-25969	52-1166660
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(301) 429-3200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Class	Trading Symbol	Name of Exchange on which Registered
Class A Common Stock, $.001 Par Value	UONE	NASDAQ Capital Market
Class D Common Stock, $.001 Par Value	UONEK	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 under the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

7.375% Senior Secured Notes due 2028

On January 25, 2021, Urban One, Inc. (the "Company") completed the previously announced sale of $825.0 million aggregate principal amount of 7.375% Senior Secured Notes due 2028 (the "New Notes"). The New Notes are governed by an indenture, dated January 25, 2021 (the "Indenture"), by and between the Company, the guarantors therein (the "Guarantors") and Wilmington Trust, National Association, as trustee (in such capacity, the "Trustee") and as notes collateral agent (in such capacity, the "Notes Collateral Agent").

The Company used the net proceeds from the sale of the Notes together with cash on hand, to repay or redeem (1) the loans that were outstanding under that certain Credit Agreement, dated as of April 18, 2017, by and among the Company, various lenders party thereto, Guggenheim Securities Credit Partners, LLC, as administrative agent, and The Bank of New York Mellon, as collateral agent, (2) the Company's 8.750% Senior Secured Notes due 2022, (3) the Company's 7.375% Senior Secured Notes due 2022, (4) the loans that were outstanding under that certain Credit Agreement, dated as of December 4, 2018, by and among the Company, the various lenders party thereto, Wilmington Trust, National Association, as administrative agent and TCG Senior Funding L.L.C., as sole lead arranger and bookrunner, and (5) the loans that were outstanding under that certain Credit Agreement, dated as of December 4, 2018, by and among Urban One Entertainment SPV, LLC, Radio One Entertainment Holdings, LLC, the various lenders party thereto, Wilmington Trust, National Association, as administrative agent and collateral agent, and TCG Senior Funding L.L.C., as sole lead arranger and bookrunner, and to pay the premium, fees and expenses related thereto. Upon application of the net proceeds of the Notes, these credit facilities were terminated and the indentures governing the 7.375% Senior Secured Notes due 2022 and the 8.750% Senior Secured Notes due December 2022 were satisfied and discharged.

Interest and Maturity

Interest on the New Notes will accrue at the rate per annum equal to 7.375% and will be payable, in cash, semi-annually on February 1 and August 1 each year, commencing on August 1, 2021, to holders of record on the immediately preceding January 15 and July 15, respectively.

The New Notes are the Company's general senior obligations and are guaranteed by each of the Company's restricted subsidiaries (other than excluded subsidiaries). The New Notes and the guarantees are secured, subject to permitted liens and except for certain excluded assets (i) on a first priority basis by substantially all of the Company's and the Guarantors' current and future property and assets (other than accounts receivable, cash, deposit accounts, other bank accounts, securities accounts, inventory and related assets that secure our asset-backed revolving credit facility on a first priority basis (the "ABL Priority Collateral")), including the capital stock of each guarantor (collectively, the "Notes Priority Collateral") and (ii) on a second priority basis by the ABL Priority Collateral.

Optional Redemption

At any time prior to February 1, 2024, the Company may redeem the Notes in whole or in part, at its option, upon not less than 10 nor more than 60 days' prior notice at a redemption price equal to 100% of the principal amount of such Notes, plus the relevant Applicable Premium, and accrued and unpaid interest, if any, to, but excluding, the redemption date.

At any time on or after February 1, 2024, the Company may redeem the New Notes, in whole or in part, upon not less than 10 nor more than 60 days' prior notice, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, to the redemption date during the twelve-month period beginning on February 1 of the year indicated below:

Year	Percentage
2024	103.688%
2025	101.844%
2026 and thereafter	100.000%

At any time and from time to time prior to February 1, 2024, the Company may redeem the New Notes with the net cash proceeds received by the Company from any Equity Offering (as defined in the Indenture) at a redemption price equal to 107.375% plus accrued and unpaid interest, if any, to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 40% of the original aggregate principal amount of the New Notes (including any additional notes).

In addition, at any time prior to February 1, 2024, but not more than once during each 12-month period ending February 1, 2022, February 1, 2023 and February 1, 2024, the Company may redeem up to 10% of the aggregate principal amount of the New Notes during each such 12- month period upon not less than 10 nor more than 60 days' prior notice, at a redemption price equal to 103.000% of the principal amount of the notes redeemed plus accrued and unpaid interest, if any, to the redemption date.

The New Notes are subject to mandatory redemption requirements imposed by gaming laws and regulations of applicable gaming regulatory authorities.

Restrictive Covenants

The terms of the Indenture, among other things, limit, in certain circumstances, the ability of the Company and its Restricted Subsidiaries (as defined in the Indenture) to: incur additional indebtedness; pay dividends or make other distributions or redeem or repurchase capital stock; prepay, redeem or repurchase certain junior, unsecured or subordinated debt; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; alter the business the Company conducts; enter into agreements restricting the Company's subsidiaries' ability to pay dividends; and consolidate, merge or sell all or substantially all of the Company's assets. If the New Notes achieve investment grade status by both Standard & Poor's Rating Services and Moody's Investors Service, Inc. and no default has occurred and is continuing, certain of the covenants under the Indenture will be suspended. If either rating on the New Notes should subsequently decline to below investment grade, the suspended covenants will be reinstated.

Change of Control

Upon the occurrence of certain events constituting a change of control as defined in the Indenture, the Company will be required to make an offer to repurchase all of the notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date, subject to the rights of holders of the New Notes on record on the relevant record date to receive interest due on the relevant interest payment date.

Events of Default

The Indenture provides for customary events of default including (subject in certain cases to customary grace and cure periods), among others: nonpayment of principal or interest; breach of other agreements in the Indenture; certain defaults under any mortgage, indenture or instrument under which indebtedness is or may be issued; certain events of bankruptcy or insolvency; a failure by the Company or a Significant Subsidiary (as defined in the Indenture) to pay certain final judgments aggregating in excess of the greater of $20.0 million or 2.0% of the Company's total assets; the Guarantee ceasing to be in full force and effect; and with respect to collateral constituting more than $10.0 million individually or in the aggregate, any of the security documents relating to the Notes offer ceases to be in full force and effect. Generally, if an event of default occurs and is not cured within the time periods specified, the New Notes Trustee or the holders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately.

The foregoing summary of the New Notes does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the New Indenture attached as Exhibit 4.1 hereto, (ii) the form of the New Notes attached as Exhibit 4.2 hereto, and (iii) the new intercreditor agreement attached as Exhibit 4.3 hereto.

ABL Credit Agreement Amendment

In connection with the offering of the New Notes, the Company entered into an amendment of its Credit Agreement dated April 21, 2016 among the Company, as borrower, the lenders party thereto and Wells Fargo National Association, as administrative agent (the "ABL Credit Agreement"), to facilitate the issuance of the New Notes. The amendments to the ABL Credit Agreement, include, among other things, a consent to the issuance of the New Notes, revisions to terms and exclusions of collateral and addition of certain subsidiaries as guarantors. The foregoing summary of the amendment to the ABL Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 2 to the Credit Agreement attached as Exhibit 4.3 hereto.

Item 1.02 Termination of a Material Definitive Agreement

As noted above, the Company used the net proceeds from the sale of the Notes together with cash on hand, to repay or redeem (1) the loans that were outstanding under that certain Credit Agreement, dated as of April 18, 2017, by and among the Company, various lenders party thereto, Guggenheim Securities Credit Partners, LLC, as administrative agent, and The Bank of New York Mellon, as collateral agent, (2) the Company's 8.750% Senior Secured Notes due 2022, (3) the Company's 7.375% Senior Secured Notes due 2022, (4) the loans that were outstanding under that certain Credit Agreement, dated as of December 4, 2018, by and among the Company, the various lenders party thereto, Wilmington Trust, National Association, as administrative agent and TCG Senior Funding L.L.C., as sole lead arranger and bookrunner, and (5) the loans that were outstanding under that certain Credit Agreement, dated as of December 4, 2018, by and among Urban One Entertainment SPV, LLC, Radio One Entertainment Holdings, LLC, the various lenders party thereto, Wilmington Trust, National Association, as administrative agent and collateral agent, and TCG Senior Funding L.L.C., as sole lead arranger and bookrunner, and to pay the premium, fees and expenses related thereto. Upon application of the net proceeds of the Notes, these credit facilities were terminated and the indentures governing the 7.375% Senior Secured Notes due 2022 and the 8.750% Senior Secured Notes due December 2022 were satisfied and discharged.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 2.03 by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
4.1	Indenture, dated as of January 25, 2021 by and between Urban One, Inc., the guarantors therein and Wilmington Trust, National Association, in its capacity as the Trustee and Notes Collateral Agent.
4.2	Form of 7.375%% Senior Secured Note due 2028 (included as Exhibit A to Exhibit 4.1 in this current report on Form 8-K).
4.3	Amendment No. 2 to Credit Agreement, dated as of January 25, 2021 by and among Urban One, Inc. (f/k/a Radio One, Inc.), a Delaware corporation, Wells Fargo Bank, National Association, as administrative agent for the Lenders and the Lenders.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN ONE, INC.

Dated: January 29, 2021

/s/ Peter D. Thompson
Name: Peter D. Thompson
Title: Chief Financial Officer and Principal Accounting Officer

URBAN ONE, INC.

AND EACH OF THE GUARANTORS PARTY HERETO

7.375% SENIOR SECURED NOTES DUE 2028

INDENTURE

Dated as of January 25, 2021

WILMINGTON TRUST, NATIONAL ASSOCIATION

as Trustee and Notes Collateral agent

TABLE OF CONTENTS

ii

Article 6
DEFAULTS AND REMEDIES

Article 7
TRUSTEE

Article 8
LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Article 9
AMENDMENT, SUPPLEMENT AND WAIVER

Article 10
COLLATE RAL AND SECURITY

Article 11
NOTE GUARANTEES

Article 12
SATISFACTION AND DISCHARGE

Article 13
MISCELLANEOUS

EXHIBITS

iv

INDENTURE dated as of January 25, 2021 among Urban One, Inc., a Delaware corporation (the "*Company*"), the Guarantors (as defined below), Wilmington Trust, National Association, as trustee (in such capacity, the "*Trustee*") and Wilmington Trust, National Association, as collateral agent (in such capacity, the "*Notes Collateral Agent*").

The Company, the Guarantors, the Trustee and the Notes Collateral Agent agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined below) of the 7.375% Senior Secured Notes due 2028 (the "*Notes*"):

ARTICLE 1
DEFINITIONS AND INCORPORATION
BY REFERENCE

Section 1.01   *Definitions.*

"*144A Global Note*" means a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

"*ABL Claimholders*" means, at any relevant time, the holders of ABL Debt Obligations at that time, including the lenders under the ABL Credit Facility and the ABL Collateral Agent, under the ABL Loan Documents.

"*ABL Collateral Documents*" means any agreement, document, mortgage or instrument pursuant to which a Lien is granted securing any ABL Debt Obligations or under which rights or remedies with respect to such Liens are governed (other than the ABL Intercreditor Agreement) including any "Collateral Documents" or "Security Documents" (or similar terms) as such terms may be defined in the ABL Credit Facility.

"*ABL Credit Agreement*" means that certain Credit Agreement, dated as of April 21, 2016, among the Company, as borrower, the lenders party thereto from time to time, Wells Fargo Bank, National Association, as administrative agent, including any related guarantees, notes, collateral documents, security agreements, intellectual property security agreements, pledge agreements, mortgages, instruments, control agreements and other agreements executed in connection therewith, as each may be amended, restated, amended and restated, modified, supplemented, renewed, extended, refunded, replaced or refinanced in whole or in part from time to time (including any increase in the amount of available borrowings or obligations thereunder or addition of Restricted Subsidiaries as additional borrowers or guarantors thereunder) whether provided under one or more other credit agreements, notes, indentures, note purchase agreements, financing agreements or otherwise and whether by the same or any other agent, lender or group of lenders and whether or not subsequent to the time the then existing ABL Credit Agreement has been partially or fully repaid.

"*ABL Credit Facility*" means the asset based revolving credit facility under the ABL Credit Agreement, in each case, as amended, restated, amended and restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes issued pursuant thereto and any guarantee, pledge agreement and collateral agreement, control agreements, intellectual property security agreements, mortgages or letter of credit applications and other guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term "ABL Credit Facility" shall also include any agreement, note or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder, (4) changing the administrative agent or lenders or (5) otherwise altering the terms and conditions thereof.

"*ABL Debt*" means Debt and other "Obligations" (as such term or similar term is defined in the ABL Credit Facility) outstanding under the ABL Credit Facility Incurred from time to time under the ABL Credit Facility.

"*ABL Debt Obligations*" means ABL Debt Incurred and all other Obligations (excluding any Obligations that would constitute ABL Debt) in respect thereof, together, to the extent not already included, with (1) Cash Management Services of the Company, any Guarantor or any Subsidiary that are secured, or intended to be secured, by the ABL Loan Documents if the provider of such Cash Management Services is a lender under the ABL Credit Facility or an Affiliate of a lender under the ABL Credit Facility, or otherwise specified as a cash management provider, in each case, at the time such obligation is Incurred, or has agreed to be bound by the terms of the ABL Intercreditor Agreement or such provider's interest in the ABL Priority Collateral is subject to the terms of the ABL Intercreditor Agreement; and (2) Hedging Obligations that are secured, or intended to be secured, under the ABL Loan Documents if the provider of such Hedging Obligations is a lender under the ABL Credit Facility or an Affiliate of a lender under the ABL Credit Facility, or otherwise specified as a hedge provider, in each case, at the time such obligation is Incurred, or has agreed to be bound by the terms of the ABL Intercreditor Agreement or such provider's interest in the ABL Priority Collateral is subject to the terms of the ABL Intercreditor Agreement. Notwithstanding the foregoing, if the aggregate principal amount of Debt for borrowed money constituting principal outstanding under the ABL Loan Documents is in excess of the Intercreditor ABL Lien Cap at the time such Debt is incurred, then only that portion of such Debt equal to the Intercreditor ABL Lien Cap at the time such Debt is incurred shall be included in ABL Debt Obligations and interest and reimbursement obligations with respect to such Debt shall only constitute ABL Debt Obligations to the extent related to Debt included in the ABL Debt Obligations; *provided*, *however*, that notwithstanding the foregoing if at the time of incurrence such Debt constituted ABL Debt, any subsequent reduction in the Intercreditor ABL Lien Cap shall not cause such outstanding Debt to cease to be deemed ABL Debt or ABL Debt Obligations for purposes of the ABL Intercreditor Agreement. "ABL Debt Obligations" shall include all interest accrued or accruing (or which would, absent commencement of an Insolvency or Liquidation Proceeding, accrue) after commencement of an Insolvency or Liquidation Proceeding in accordance with the rate specified in the relevant ABL Loan Document whether or not the claim for such interest is allowed as a claim in such Insolvency or Liquidation Proceeding.

"*ABL Intercreditor Agreement*" means an intercreditor agreement to be entered into on the Issue Date, among the Company, the Guarantors, the Trustee, the Notes Collateral Agent, the other Parity Lien Representatives, the Junior Lien Representatives and the collateral agent under the ABL Credit Facility (the "*Existing ABL Collateral Agent*") (*provided, however*, to the extent the ABL Credit Agreement is to be refinanced or replaced in whole after the Issue Date, the ABL Intercreditor Agreement shall be entered into as of the effective date of any such ABL Credit Agreement refinancing or replacing the existing ABL Credit Agreement, among the Company, the Guarantors, the Trustee, the Notes Collateral Agent, the other Parity Lien Representatives, the Junior Lien Representatives and any collateral agent, collateral trustee or other representative of lenders or ABL Claimholders (the "*New ABL Collateral Agent*" and, collectively with the Existing ABL Collateral Agent, the "*ABL Collateral Agent*", as amended, restated, amended and restated, modified, supplemented, renewed, extended, restructured or replaced in whole or in part from time to time).

"*ABL Lien*" means a Lien granted under or pursuant to an ABL Collateral Document, at any time, upon any property of the Company or any Guarantor or any other Person to secure ABL Debt Obligations.

"*ABL Loan Documents*" means the ABL Credit Facility, the ABL Collateral Documents and the other Loan Documents (as such term or similar term is defined in the ABL Credit Facility) and each of the other agreements, documents and instruments providing for or evidencing any other ABL Debt Obligation, and any other agreement, document or instrument executed or delivered at any time in connection with any ABL Debt Obligations, including any "Loan Document" as such term or similar term is defined in the ABL Credit Facility and any intercreditor or joinder agreement among holders of ABL Debt Obligations, to the extent such are effective at the relevant time, as each may be amended, restated, amended and restated, supplemented, refunded, deferred, restructured, replaced, increased or refinanced from time to time in whole or in part (whether with the Initial ABL Collateral Agent and lenders under the ABL Credit Facility or other agents and lenders or otherwise), in each case in accordance with the provisions of the ABL Intercreditor Agreement.

"*ABL Priority Collateral*" comprises, with respect to the Company, the Guarantors and any other obligor of any ABL Lien Obligations, all (a) accounts, (b) inventory, (c) chattel paper, documents, general intangibles, instruments, or investment property, in each case evidencing or substituted for, any account, any inventory or any other ABL Priority Collateral, (d) all deposit accounts into which any proceeds of any account, any inventory or any other ABL Priority Collateral are deposited, (e) all money, cash or Cash Equivalents constituting proceeds of, evidencing or substituted for, any account, any inventory or any other ABL Priority Collateral, (f) all supporting obligations (including letter of credit rights that constitute supporting obligations) relating to, and any security pledged for, any accounts, any inventory or any other ABL Priority Collateral, (g) the commercial tort claims arising from, evidencing or substituted for any account, any inventory or any other ABL Priority Collateral, (h) all payment intangibles and instruments relating to intercompany indebtedness owing to the Company or any Guarantor, (i) all books and records pertaining to any account, any inventory or any other ABL Priority Collateral and (j) to the extent not otherwise included, all proceeds, insurance claims and other rights to payment related to any account, any inventory or any other ABL Priority Collateral not otherwise included in the foregoing and products of the foregoing and all accessions to, substitutions and replacements for, and rents and profits of the foregoing, but, in the case of each of the foregoing clauses, other than any Excluded Assets. For clarity, (i) accounts, chattel paper, instruments and payment intangibles evidencing or comprising identifiable proceeds of Notes Priority Collateral shall be Notes Priority Collateral and (ii) all intellectual property shall be Notes Priority Collateral (to the extent not constituting Excluded Assets).

"*Acquired Indebtedness*" means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with such Person becoming a Restricted Subsidiary of the Company or such acquisition or (3) of a Person at the time such Person merges with or into or consolidates or otherwise combines with the Company or any Restricted Subsidiary. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (3) of the preceding sentence, on the date of the relevant merger, consolidation or other combination.

"*Additional Assets*" means:

    (1)   any property or assets (other than Capital Stock) used or to be used by the Company, a Restricted Subsidiary or otherwise useful in a Permitted Business (it being understood that capital expenditures on property or assets already used in a Permitted Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

    (2)   the Capital Stock of a Person that is engaged in a Permitted Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary of the Company; or

    (3)   Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company.

"*Additional Notes*" means additional Notes (other than the Initial Notes) issued under this Indenture in accordance with Sections 2.02 and 4.09 hereof, as part of the same series as the Initial Notes.

"*Additional Parity Lien Debt Facility*" means one or more debt facilities, credit agreements, notes, note purchase agreements, commercial paper facilities, indentures or other agreements for which the requirements of the intercreditor agreements have been satisfied and which is so designated as Parity Lien Debt, in each case with banks, lenders, purchasers, investors or trustees, agents or other representatives of any of the foregoing providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables or interests in such receivables to such lenders or other persons or to special purpose entities formed to borrow from such lenders or other persons against such receivables or sell such receivables or interests in such receivables), letters of credit, notes or other borrowings or extensions of credit, in each case, as amended, restated, amended and restated, modified, renewed, refunded, extended, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time in accordance with each applicable Secured Document, including any replacement, refunding or refinancing facility or agreement that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds entities as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender, group of lenders, or otherwise; *provided* that in the case of any replacement or refinancing, the provisions of the intercreditor agreements are complied with; *provided further* that the ABL Credit Facility and any Junior Lien Debt shall not constitute an Additional Parity Lien Debt Facility.

"*Affiliate*" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"*Affiliated Entity*" means any Person who, directly or indirectly, has the ability to elect one or more of the members of the Board of Directors of the Company or any Parent Company.

"*Applicable Junior Lien Representative*" will have the meaning assigned thereto in the Junior Lien Intercreditor Agreement.

"*Applicable Parity Lien Representative*" means, (a) in the event the additional Parity Lien Obligations are incurred pursuant to a term loan facility with an outstanding principal amount of loans thereunder in excess of $100 million, the Parity Lien Representative for such term loan facility and (b) in the event the additional Parity Lien Obligations are incurred pursuant to an indenture or similar issuance of notes or are incurred pursuant to a term loan facility with an outstanding principal amount of loans thereunder less than or equal to $100 million, the Parity Lien Representative for such Parity Lien Obligations party to the intercreditor agreements that represents the largest principal amount of Parity Lien Obligations; *provided* that, if such additional Parity Lien Obligations (other than contingent indemnities and costs and reimbursement obligations to the extent no claim has been made) incurred pursuant to a term loan facility pursuant to clause (a) above are paid in full in cash and the applicable secured creditors are under no further obligation to provide financial accommodations to the Company or any Guarantor (other than in connection with an exchange or replacement for or a refinancing of such Parity Lien Obligations), the Applicable Parity Lien Representative shall be the Parity Lien Representative for such Parity Lien Obligations party to the intercreditor agreements that represents the largest principal amount of Parity Lien Obligations.

"*Agent*" means any Registrar, co-registrar, Paying Agent or additional paying agent.

"*Applicable Premium*" means the greater of (A) 1.0% of the principal amount of such Note and (B) on any redemption date, the excess (to the extent positive) of:

    1.   the present value at such redemption date of (i) the redemption price of such Note at February 1, 2024 (such redemption price (expressed in percentage of principal amount) being set forth in the table appearing in Section 3.07 hereof (excluding accrued but unpaid interest)), plus (ii) all required interest payments due on such Note to and including such date set forth in clause (i) (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points; over

    2.   the then outstanding principal amount of such Note;

in each case, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate.

"*Applicable Procedures*" means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

"*Asset Disposition*" means:

the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Company (other than Capital Stock of the Company) or any of its Restricted Subsidiaries (each referred to in this definition as a "*disposition*"); or

the issuance or sale of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with Section 4.09 hereof or directors' qualifying shares and shares issued to foreign nationals as required under applicable law), whether in a single transaction or a series of related transactions;

in each case, other than:

(1)   a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(2)   a disposition of cash, Cash Equivalents;

(3)   a disposition of inventory or other assets in the ordinary course of business;

(4)   a disposition of obsolete, surplus or worn out equipment or other assets or equipment or other assets that are no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(5)   transactions permitted under Section 5.01 hereof or a transaction that constitutes a Change of Control;

(6)   any Designated Sale;

(7)   an issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(8)   any dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with a fair market value (as determined in good faith by the Company) of less than the greater of (a) $10.0 million and (b) 1.00% of Total Assets;

(9)   any Restricted Payment that is permitted to be made, and is made, under Section 4.07 hereof and the making of any Permitted Payment or Permitted Investment or, solely for purposes of clause (3) of Section 4.10(a) hereof, asset sales, the proceeds of which are used to make such Restricted Payments or Permitted Investments;

(10)   dispositions in connection with Permitted Liens;

(11)   dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(12)   the licensing or sub-licensing of intellectual property or other general intangibles and licenses, sublicenses, leases or subleases of other property, in each case, in the ordinary course of business;

(13)   foreclosure, condemnation or any similar action with respect to any property or other assets;

(14)   the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(15)   any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(16)   any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(17)   any disposition of Securitization Assets or Receivables Assets, or participations therein, in connection with any Qualified Securitization Financing or Receivables Facility, or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business or consistent with past practice;

(18)   to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Permitted Business; and

(19)   any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind.

"*Bankruptcy Law*" means Title 11, U.S. Code entitled "Bankruptcy", as now or hereafter in effect, or any successor statute and any similar federal, state, or foreign law for the relief of debtors.

"*Beneficial Owner*" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, provided that such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns," "Beneficially Owning" and "Beneficially Owned" have correlative meanings.

"*Board of Directors*" means (1) with respect to the Company or any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (2) with respect to any partnership, the board of directors or other governing body of the general partner of the partnership or any duly authorized committee thereof; and (3) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function. Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval).

"*Borrowing Base*" means the sum of 90% of the face amount of accounts receivable plus 100% unrestricted cash and cash equivalents maintained in accounts of the Company and the Guarantors. The Borrowing Base shall be calculated on a pro forma basis to include any accounts receivable owned by an entity that is to be merged with or into the Company or a Restricted Subsidiary or is to become a Restricted Subsidiary on the date of determination.

"*Business Day*" means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, or the place of payment on the Notes in the United States are authorized or required by law to close.

"*Capital Stock*" of any Person means any and all shares of, rights to purchase, warrants, options or depositary receipts for, or other equivalents of or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"*Capitalized Lease Obligations*" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of GAAP; provided that all obligations of the Company and its Subsidiaries that are or would be characterized as an operating lease as determined in accordance with GAAP as in effect on December 31, 2019 (whether or not such operating lease was in effect on such date) shall continue to be accounted for as an operating lease (and not as a Capitalized Lease Obligation) for purposes of this Indenture (regardless of any change in GAAP following December 31, 2019 that would otherwise require such obligation to be characterized or recharacterized as a Capitalized Lease Obligation). The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty. For purposes of Section 4.12 hereof a Capitalized Lease Obligation shall be deemed secured by a Lien on the property or assets (and proceeds thereof) being leased.

"*Cash Equivalents*" means:

(1)   (a) United States dollars or (b) any other foreign currency held by the Company and the Restricted Subsidiaries in the ordinary course of business;

(2)   securities issued or directly and fully Guaranteed or insured by the United States or Canadian governments or, in each case, any agency or instrumentality of thereof (provided that the full faith and credit of such country is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(3)   certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any lender to the ABL Credit Facility or by any bank or trust company (a) whose commercial paper is rated at least "A-2" or the equivalent thereof by S&P or at least "P-2" or the equivalent thereof by Moody's (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of $250.0 million;

(4)   repurchase obligations for underlying securities of the types described in clauses (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5)   commercial paper rated at the time of acquisition thereof at least "A-2" or the equivalent thereof by S&P or "P-2" or the equivalent thereof by Moody's or carrying an equivalent rating by a Nationally Recognized Statistical Rating Organization, if both of the two named rating agencies cease publishing ratings of investments or, if no rating is available in respect of the commercial paper, the issuer of which has an equivalent rating in respect of its long-term debt, and in any case maturing within one year after the date of acquisition thereof;

(6)   readily marketable direct obligations issued by any state of the United States of America, any province of Canada or any political subdivision thereof, in each case, having one of the two highest rating categories obtainable from either Moody's or S&P (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of not more than two years from the date of acquisition; and

(7)   interests in any investment company, money market or enhanced high yield fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above; provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts.

"*Cash Management Services*" means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): ACH transactions, treasury and/or cash management services, including, without limitation, controlled disbursement services, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services and credit card services (which shall include Cash Management Services (as defined in the ABL Credit Agreement)).

"*Casualty Event*" means any event that gives rise to the receipt by the Company or any Restricted Subsidiary of any insurance proceeds or condemnation awards in respect of any equipment, assets or real property (including any improvements thereon) to replace or repair such equipment, assets or real property.

"*Change of Control*" means:

(1)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party or a Permitted Group;

(2)   the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)   the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that more than 50% of the Voting Stock of the Company or any Parent Company, measured by voting power, rather than number of shares, is Beneficially Owned, directly or indirectly, by any Person other than any Parent Company, the Principals and their Related Parties or a Permitted Group; or

(4)   the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

"*Code*" means the United States Internal Revenue Code of 1986, as amended.

"*Collateral*" means collectively the Notes Priority Collateral and ABL Priority Collateral.

"*Communications Act*" shall mean the Communications Act of 1934, as amended, and the rules and regulations and published policies thereunder.

"*Company*" means Urban One, Inc., and any and all successors thereto.

"*Clearstream*" means Clearstream Banking, S.A.

"*Consolidated Cash Flow*" means, with respect to any specified Person for any period, without duplication, the Consolidated Net Income of such Person:

(1)   plus, in each case determined on a consolidated basis in accordance with GAAP and only to the extent deducted in determining Consolidated Net Income,

    (a)   Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains (or losses));

    (b)   Consolidated Interest Expense;

    (c)   Consolidated Non-cash Charges;

    (d)   costs, fees, expenses (including all legal, accounting and other professional fees, rating agency fees) or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by this Indenture (including a refinancing thereof) (whether or not successful), including (i) such costs, fees, expenses (including all legal, accounting and other professional fees, rating agency fees) or charges related to the Refinancing Transactions and (ii) any amendment or other modification of this Indenture and the Notes, in each case, deducted (and not added back) in computing Consolidated Net Income;

    (e)   any extraordinary, unusual, exceptional or non-recurring charges, costs or expenses;

    (f)   interest incurred in connection with Investments in discontinued operations;

    (g)   any costs, expenses or amounts paid in connection with employee or management recruitment, relocation, retention, signing bonus or severance costs; and

    (h)   losses, charges and expenses associated with modifications of station broadcasting formats;

(2)   minus

    (a)   non-cash items increasing such Consolidated Net Income, other than (i) the accrual of revenue in the ordinary course of business and (ii) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges; and

    (b)   barter revenues to the extent such barter revenues were included in computing Consolidated Net Income.

"*Consolidated Income Tax Expense*" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

"*Consolidated Interest Expense*" means, with respect to any Person for any period the interest expense of such Person and its Restricted Subsidiaries, in each case for such period as determined on a consolidated basis in accordance with GAAP (whether paid or accrued and whether or not capitalized), including without duplication:

(1)   any amortization of debt discount;

(2)   non-cash interest expense, including any interest paid in kind by the issuance of additional Indebtedness;

(3)   the net cost under Hedging Obligations (including any amortization of discounts), Securitization Fees and capitalized fees related to any Qualified Securitization Financing or Receivables Facility;

(4)   the interest portion of any deferred payment obligations;

(5)   all commission, discounts and other fees and charges owed with respect to letters of credit, bankers' acceptances, financing or similar activities (including, without limitation, agency fees, commitment fees and similar fees);

(6)   the interest component of Capitalized Lease Obligations;

(7)   the interest expense on any Indebtedness guaranteed by such Person and its Restricted Subsidiaries or secured by a Lien; and

(8)   any cash dividends paid or payable on any Designated Preferred Stock.

"*Consolidated Net Income*" means, with respect to any Person, for any period, the net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis determined in accordance with GAAP; *provided that* there shall be excluded therefrom:

(1)   all extraordinary or unusual gains and extraordinary or unusual losses (in each case, net of fees and expenses relating to the transaction giving rise thereto), together with any related provision for taxes on such gains and losses;

(2)   the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting, except to the extent of the amount of the dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3)   gains or losses in respect of any Asset Dispositions or sale or other disposition of assets or Equity Interests outside the ordinary course of business after the Issue Date by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after tax basis;

(4)   the net income (loss) from any operations disposed of or discontinued after the Issue Date and any net gains or losses on such disposition or discontinuance, on an after tax basis;

(5)   solely for purposes of Section 4.07 hereof, the net income (but not loss) of any Restricted Subsidiary of such Person to the extent the declaration of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders, partners or members, except to the extent of any dividends or other distributions or payments actually paid to such Person or any of its Restricted Subsidiaries and not already included in the Consolidated Net Income of such Person;

(6)   any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(7)   any costs, fees, expenses or charges (including all legal, accounting and other professional fees, rating agency fees, deferred finance costs) paid in connection with the Refinancing Transactions;

(8)   non-cash compensation charges or expenses, including those incurred in connection with any issuance of Equity Interests;

(9)   non-cash gains and losses attributable to movement in the mark to market valuation of Hedging Obligations pursuant to Statement of Financial Accounting Standards No. 133;

(10)   any net after tax gains or losses attributable to the early extinguishment of Indebtedness (in each case, net of fees and expenses relating to the transaction giving rise thereto); and

(11)   the amount of loss or discount on sale of Securitization Assets, Receivables Assets and related assets in connection with a Qualified Securitization Financing or Receivables Facility.

"*Consolidated Net Total Indebtedness*" means, as at any date of determination, (x) Consolidated Total Indebtedness less (y) Unrestricted cash and Cash Equivalents of the Company and its Restricted Subsidiaries. For the avoidance of doubt, Consolidated Total Indebtedness shall exclude Indebtedness in respect of any Receivables Facility or Securitization Facility.

"*Consolidated Non-Cash Charges*" means, with respect to any Person for any period, the aggregate depreciation, amortization (including, without limitation, (i) amortization of goodwill, programming costs, barter expenses and other intangibles and (ii) the effect of any non-cash impairment charges incurred subsequent to the Issue Date resulting from the application of FASB Accounting Standards Codifications No. 350, 360 or 805, and any other non-cash items resulting from any amortization, write-up, write-down or write-off of assets or liabilities including deferred financing costs and the effect of straight-lining of rents as a result of purchase accounting adjustments in connection with any future acquisition, disposition, merger, consolidation or similar transaction, but excluding amortization of pre-paid cash expenses that were paid in a prior period) and other non-cash charges and expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP excluding any such charges which require an accrual of or a reserve for cash charges for any future period.

"*Consolidated Secured Leverage*" means (x) the sum of the aggregate outstanding Secured Indebtedness for borrowed money, obligations in respect of Capitalized Lease Obligations, letters of credit (only to the extent of any unreimbursed drawings thereunder), debt obligations evidenced by promissory notes and similar instruments and any Guarantees in respect of any of the foregoing of the Company and its Restricted Subsidiaries less (y) Unrestricted cash and Cash Equivalents of the Company and its Restricted Subsidiaries.

"*Consolidated Secured Leverage Ratio*" means, as of any date of determination, the ratio of (x) Consolidated Secured Leverage at such date to (y) the aggregate amount of Consolidated Cash Flow for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal consolidated financial statements of the Company are available, in each case with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of "Leverage Ratio;" provided that, for the purpose of determining Consolidated Secured Leverage, the aggregate amount of cash and Cash Equivalents of the Company and its Restricted Subsidiaries shall be determined without giving pro forma effect to the proceeds of Indebtedness incurred on such date.

"*Consolidated Total Indebtedness*" means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis consisting of (v) Indebtedness for borrowed money, (w) obligations in respect of Capitalized Lease Obligations, (x) letters of credit (only to the extent of any unreimbursed drawings thereunder), (y) debt obligations evidenced by promissory notes and similar instruments and (z) any Guarantees in respect of any of the foregoing, and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Disqualified Stock and Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP; provided that Indebtedness of the Company and its Restricted Subsidiaries under any revolving credit facility or line of credit as at any date of determination shall be determined using the Average Quarterly Balance of such Indebtedness for the most recently ended four fiscal quarters for which internal financial statements are available as of such date of determination (the "Reference Period"). For purposes hereof, (a) the "maximum fixed repurchase price" of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company, (b) "Average Quarterly Balance" means, with respect to any Indebtedness incurred by the Company or its Restricted Subsidiaries under a revolving facility or line of credit, the quotient of (x) the sum of each Individual Quarterly Balance for each fiscal quarter ended on or prior to such date of determination and included in the Reference Period divided by (y) 4, and (c) "Individual Quarterly Balance" means, with respect to any Indebtedness incurred by the Company or its Restricted Subsidiaries under a revolving credit facility or line of credit during any fiscal quarter of the Company, the quotient of (x) the sum of the aggregate outstanding principal amount of all such Indebtedness at the end of each day of such quarter divided by (y) the number of days in such fiscal quarter.

"*Contingent Obligations*" means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor"), including any obligation of such Person, whether or not contingent:

    (1)   to purchase any such primary obligation or any property constituting direct or indirect security therefor;

    (2)   to advance or supply funds:

        (a)   for the purchase or payment of any such primary obligation; or

        (b)   to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

    (3)   to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

"*continuing*" means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

"*Continuing Directors*" means, as of any date of determination, any member of the Board of Directors of the Company who:

    (1)   was a member of or nominated to such Board of Directors on the Issue Date; or

    (2)   was nominated for election by either (a) one or more of the Principals or (b) the Board of Directors of the Company, a majority of whom were members of or nominated to the Board of Directors of the Company on the Issue Date or whose election or nomination for election was previously approved by one or more of the Principals Beneficially Owning at least 25% of the Voting Stock of the Company (determined by reference to voting power and not number of shares held) or such directors.

"*Corporate Trust Office of the Trustee*" means the address of the Trustee specified in Section 13.01 hereof or such other address the Trustee may designate from time to time by notice to the Company.

"*Credit Facility*" means one or more debt facilities, indentures or other arrangements (including commercial paper facilities, receivables financing and overdraft facilities) with banks, other financial institutions or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, amended and restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, pledge agreement, intellectual property security agreements, mortgages, control agreements, or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term "Credit Facility" shall include any agreement, note or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder, (4) changing the administrative agent or lenders or (5) otherwise altering the terms and conditions thereof.

"*Custodian*" means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

"*Default*" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

"*Definitive Note*" means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the "Schedule of Exchanges of Interests in the Global Note" attached thereto.

"*Depositary*" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

"*Designated Non-Cash Consideration*" means the fair market value (as determined in good faith by the Company) of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4.10 hereof.

"*Designated Preferred Stock*" means Preferred Stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate executed by the principal financial officer of the Company, on the issuance date thereof, the cash proceeds of which are excluded from the calculation of the basket set forth in Section 4.07(a) hereof.

"*Designated Sales*" means, at any time of determination, (i) [reserved], (ii) the sale of all or a portion of the businesses, properties, assets and operations of Interactive One, LLC (in each case to the extent related to the internet business of such Person), and (iii) the sale of any other assets or businesses of the Company and its Restricted Subsidiaries (other than the Equity Interests of any Person, unless all of the Equity Interests of such Person are so sold), so long as the aggregate amount of Consolidated Cash Flow attributable to (and derived from) all such assets and businesses sold in reliance on this subclause (iii) (measured, for any such sale, for the most recently ended four fiscal quarters for which financial statements have been provided as required under Section 4.03 hereof) does not exceed $2.5 million during such measurement period, with such calculation to be set forth (in reasonable detail) in an Officer's Certificate.

"*Disinterested Director*" means, with respect to any Affiliate Transaction, a member of the Board of Directors of the Company having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors of the Company shall be deemed not to have such a financial interest by reason of such member's holding Capital Stock of the Company or any options, warrants or other rights in respect of such Capital Stock.

"*Disqualified Holder*" means any Holder or beneficial owner of Notes who has been required by a gaming authority to be registered, licensed, qualified or found suitable under applicable gaming Laws and has either (a) failed to cooperate with the requests of any gaming authority to file an application or to supply information, documentation, and/or testimony, or (b) is notified by a gaming authority that such Holder or beneficial owner will not be licensed, qualified or found suitable to hold the Notes.

"*Disqualified Stock*" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)   matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2)   is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Notes or (b) the date on which there are no Notes outstanding; *provided, however*, that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with Section 4.07 hereof; *provided, however*, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

"*Domestic Subsidiary*" means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

"*DTC*" means The Depository Trust Company or any successor securities clearing agency.

"*Equity Interests*" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"*Equity Offering*" means (x) a sale of Capital Stock of the Company (other than Disqualified Stock) other than offerings registered on Form S-4 or Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions, or (y) the sale of Capital Stock or other securities by a Parent Company, the proceeds of which are contributed to the equity (other than through the issuance of Disqualified Stock or through an Excluded Contribution) of the Company.

"*Exchange Act*" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

"*Excluded Assets*" comprises the following property and assets, none of which will be included in the Collateral:

(1)   any fee owned real property with a fair market value (measured at the time of acquisition) of less than $3,000,000 (as determined by the Company in good faith);

(2)   any lease, contract, instrument or property right to which the Company or any Guarantor is a party, if and only for so long as the grant of a security interest shall constitute or result in a breach, termination, impairment or default under any such lease, contract or property right (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC or any other applicable law or principles of equity), but in each case:

(a)   only to the extent the Company or any Guarantor is contractually prohibited from creating a Lien on the Issue Date or the date such lease, contract, instrument or property right was acquired, created or effective (so long as such prohibition was not expressly negotiated in anticipation of such acquisition), and

(b)   provided that any security interest securing obligations owing to noteholders shall attach immediately to any portion of such lease, contract or property right without further action of the noteholders at any time or from time to time, so long as such security interest does not result, or would no longer result, in any of the consequences specified above;

(3)   any lease, contract, instrument or property right to which the Company or any Guarantor is a party and any other asset, in each case, if and only for so long as the grant of a security interest shall violate any applicable law;

(4)   any License to which the Company or any Guarantor is a party, grantee or beneficiary, if and only for so long as either (x) each of the Company or such Guarantor is prohibited from granting a security interest therein under applicable provisions of the Communications Act or any other applicable law, or (y) the grant of a security interest shall constitute or result in a breach, termination or default under any such License; *provided that:*

(a)   Excluded Assets shall not include any rights and remedies incident or appurtenant to any such Licenses or any rights to receive any or all proceeds derived from, or in connection with, any Asset Disposition of all or any portion of any such Licenses or any Station, and

(b)   any security interests securing obligations owing to noteholders shall attach immediately to any portion of such Licenses without further action of the noteholders at any time or from time to time, so long as such attachment does not result, or would no longer result, in any of the consequences specified above;

(5)   any fixed or capital assets owned by the Company or any Guarantor that is subject to a purchase money Lien or a Capitalized Lease Obligation permitted under the Indenture if the contractual obligation pursuant to which such Lien is granted (or in the document providing for such Capitalized Lease Obligation or the acquisition of such asset subject to such purchase money Lien) prohibits or requires the consent of any Person other than the Company and its Affiliates (to the extent such consent has not been obtained) as a condition to the creation of any other Lien on such asset;

(6)   any Leaseholds;

(7)   all Excluded Equity Interests;

(8)   motor vehicles and other assets subject to certificates of title;

(9)   assets as to which the costs of obtaining a security interest are excessive (as reasonably determined by the ABL Collateral Agent in writing) in relation to the value of the security afforded thereby;

(10)   any commercial tort claims not in excess of $2,000,000 individually;

(11)   any letter of credit rights with a stated amount of less than $3,000,000;

(12)   cash pledged to secure letter of credit reimbursement obligations to the extent such secured letters of credit are permitted under the Indenture;

(13)   any "Excluded Deposit Accounts" (to be defined in the ABL Credit Agreement or any comparable term in any other ABL Obligations Document) that are excluded from collateral securing the ABL Credit Agreement; and

(14)   any "intent to use" trademark applications for which a verified statement of use has not been filed with the United States Patent and Trademark Office or any asset or intellectual property (including copyrights, trademarks and patents) if the grant of a security interest in or Lien upon such intellectual property would result in the cancellation, voiding, invalidation or impairment of such intellectual property; *provided* that a grant of security interest shall be made (in accordance with the Security Agreement) in such "intent to use" applications once a verified statement of use has been filed with the United States Patent and Trademark Office or such asset or intellectual property once it can be granted without resulting in cancellation, voiding, invalidation, or impairment thereof.

"*Excluded Contribution*" means Net Cash Proceeds or property or assets received by the Company as capital contributions to the equity (other than through the issuance of Disqualified Stock) of the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of their employees to the extent funded by the Company or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company, to the extent designated as an Excluded Contribution pursuant to an Officer's Certificate of the Company.

"*Excluded Equity Interests*" shall mean (a) all Equity Interests in any Subsidiary of an Unrestricted Subsidiary; (b) all Equity Interests in any Subsidiary of a Person that is (i) treated as a corporation for U.S. federal income tax purposes and formed or incorporated outside the United States or (ii) an entity substantially all of whose assets consist, directly or indirectly, of shares and debt obligations of Subsidiaries described in clause (i), in each case, representing more than 65% of its issued and outstanding Voting Stock, and (c) all Equity Interests in any Securitization Subsidiary; (d) any Subsidiary acquired subject to assumed Indebtedness permitted by this Indenture if such Equity Interests are pledged and/or mortgaged as security for such Indebtedness and if and for so long as the terms of such Indebtedness prohibit the creation of any other Lien on such Equity Interests; (e) all Equity Interests of any Subsidiary the pledge of which is prohibited by applicable laws; and (f) all non-majority Equity Interests in Persons that are not Subsidiaries of the Company or any of its Restricted Subsidiaries but only to the extent such Person is, or its equity holders are, contractually prohibited from creating a Lien in such Equity Interests, so long as the Company (1) does not encourage the creation of any contractual prohibitions and (2) requests no such contractual prohibitions be instituted (other than in each of (1) and (2) preceding, those contractual prohibitions in existence on the Issue Date); *provided* that to the extent the Company receives all necessary gaming commission approval as required under applicable law, the National Harbor Equity Interest shall not constitute Excluded Equity Interests pursuant to this clause (f).

"*Excluded Subsidiary*" shall mean (i) a Securitization Subsidiary, (ii) an Unrestricted Subsidiary, (iii) an Immaterial Subsidiary, or (iv) a Foreign Subsidiary of the Company.

"*Euroclear*" means Euroclear Bank, S.A./N.V., as operator of the Euroclear system.

"*fair market value*" may be conclusively established by means of an Officer's Certificate or resolutions of the Board of Directors of the Company setting out such fair market value as determined by such Officer or such Board of Directors in good faith.

"*FCC*" shall mean the Federal Communications Commission (or any successor agency, commission, bureau, department or other political subdivision of the United States of America).

"*FCC License*" shall mean any radio or television broadcast service license, community antenna relay service license, broadcast auxiliary license, earth station registration, business radio, microwave, special safety radio service license or other license, permit, authorization or certificate issued by the FCC pursuant to the Communications Act.

"*Foreign Subsidiary*" means, with respect to any Person, any Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia, and any Subsidiary of such Subsidiary.

"*GAAP*" means generally accepted accounting principles in the United States of America as in effect on the date of any calculation or determination required hereunder. Except as otherwise set forth in this Indenture, all ratios and calculations based on GAAP contained in this Indenture shall be computed in accordance with GAAP. At any time after the Issue Date, the Company may elect to establish that GAAP shall mean GAAP as in effect on the date of such election; provided that any such election, once made, shall be irrevocable. At any time after the Issue Date, the Company may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in this Indenture), including as to the ability of the Company to make an election pursuant to the previous sentence; provided that any such election, once made, shall be irrevocable; *provided, further*, that any calculation or determination in this Indenture that require the application of GAAP for periods that include fiscal quarters ended prior to the Company's election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP; *provided, further again*, that the Company may only make such election if it also elects to report any subsequent financial reports required to be made by the Company, including pursuant to Section 13 or Section 15(d) of the Exchange Act and the covenants set forth under Section 4.03 hereof, in IFRS. The Company shall give notice of any such election made in accordance with this definition to the Trustee and the Holders.

If there occurs a change in IFRS or GAAP, as the case may be, and such change would cause a change in the method of calculation of any standards, terms or measures (including all computations of amounts and ratios) used in this Indenture (an "Accounting Change"), then the Company may elect that such standards, terms or measures shall be calculated as if such Accounting Change had or had not occurred.

"*Global Note Legend*" means the legend set forth in Section 2.06(f)(2) hereof, which is required to be placed on all Global Notes issued under this Indenture.

"*Global Notes*" means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes deposited with or on behalf of and registered in the name of the Depository or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the "Schedule of Exchanges of Interests in the Global Note" attached thereto, issued in accordance with Section 2.01, 2.06(b)(3), 2.06(b)(4) or 2.06(d)(2) hereof.

"*Government Securities*" means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

"*Governmental Authority*" shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including the FCC).

"*Guarantee*" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

      (1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

      (2)   entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"*Guarantor*" means any person that executes a Guarantee in accordance with the provisions of this Indenture, and their respective successors and assigns.

"*Hedging Obligations*" means, with respect to any person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contracts, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies (which shall include Hedge Obligations (as defined in the ABL Credit Agreement)).

"*Holder*" means each Person in whose name the Notes are registered on the Registrar's books, which shall initially be the nominee of DTC.

"*IAI*" means an institution that is an "accredited investor" as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act and is not a QIB.

"*Immaterial Subsidiary*" means, as of any date, any Restricted Subsidiary (other than a Foreign Subsidiary) whose total assets, together with all other domestic Restricted Subsidiaries that are not Guarantors, as of that date, are less than $5.0 million and whose total revenues, together with all other domestic Restricted Subsidiaries that are not Guarantors, for the most recent twelve-month period do not exceed $5.0 million; *provided* that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any Guarantor.

"*Incur*" means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; *provided, however,* that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms "Incurred" and "Incurrence" have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be "Incurred" at the time any funds are borrowed thereunder.

"*Indebtedness*" means, with respect to any Person on any date of determination (without duplication):

(1)   the principal of indebtedness of such Person for borrowed money;

(2)   the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)   all reimbursement obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(4)   the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5)   Capitalized Lease Obligations of such Person;

(6)   the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)   the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (b) the amount of such Indebtedness of such other Persons;

(8)   Guarantees by such Person of the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9)   to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement).

The term "Indebtedness" shall not include any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under GAAP as in effect on the Issue Date, any prepayments of deposits received from clients or customers in the ordinary course of business, or obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) Incurred prior to the Issue Date or in the ordinary course of business.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding. The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in this Indenture, and (other than with respect to letters of credit or Guarantees or Indebtedness specified in clause (7) above) shall equal the amount thereof that would appear on a balance sheet of such Person (excluding any notes thereto) prepared on the basis of GAAP.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i)   Contingent Obligations Incurred in the ordinary course of business;

(ii)   Cash Management Services;

(iii)   in connection with the purchase by the Company or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(iv)   obligations under or in respect of Qualified Securitization Financings or Receivables Facilities; or

(v)   for the avoidance of doubt, any obligations in respect of workers' compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes.

"*Indenture*" means this Indenture, as amended or supplemented from time to time.

"*Independent Financial Advisor*" means an investment banking or accounting firm of international standing or any third party appraiser of international standing; *provided, however,* that such firm or appraiser is not an Affiliate of the Company.

"*Indirect Participant*" means a Person who holds a beneficial interest in a Global Note through a Participant.

"*Initial Notes*" means the first $825,000,000 million aggregate principal amount of Notes issued under this Indenture on the date hereof.

"*Initial Purchasers*" means BofA Securities, Inc. and Jefferies LLC.

"*Intercreditor ABL Lien Cap*" means the greater of (a) $65.0 million and (b) the Borrowing Base.

"*Intercreditor Agreement*" means, as the context requires, the ABL Intercreditor Agreement, any Parity Lien Intercreditor Agreement and any Junior Lien Intercreditor Agreement.

"*Intercreditor Junior Lien Cap*" means, as of any date of determination, the greater of (a) $36.0 million and (b) 3.0% of Total Assets.

"*Intercreditor Parity Lien Cap*" means, as of any date of determination, the sum of (1) the aggregate principal amount of the Notes issued on the Issue Date (excluding any Additional Notes) plus (2) the amount of Parity Lien Debt in respect of Indebtedness for borrowed money that may be incurred by the Company or any of the Guarantors such that, after giving pro forma effect to such incurrence and the application of net proceeds therefrom, the Consolidated Secured Leverage Ratio would be no greater than 4.50 to 1.0 plus (3) the amount of Indebtedness in respect of Indebtedness for borrowed money that may be secured by a lien pursuant to clause (14) of the definition of "Permitted Liens".

"*Investment*" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of GAAP; *provided, however*, that endorsements of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time.

For purposes of Section 4.07 and 4.19 hereof:

(1) "*Investment*" will include the portion (proportionate to the Company's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; *provided, however*, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company's "Investment" in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

"*Investment Grade Status*" shall occur when the Notes receive both of the following:

(1) a rating of "BBB-" or higher from S&P; and

(2) a rating of "Baa3" or higher from Moody's;

or the equivalent of such rating by either such rating organization or, if no rating of Moody's or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization.

"*Issue Date*" means January 25, 2021.

"*Junior Lien*" means a Lien granted under or pursuant to a Junior Lien Document, at any time, upon any property of the Company or any Guarantor to secure Junior Lien Obligations.

"*Junior Lien Claimholders*" means, at any relevant time, the holders of Junior Lien Obligations at that time, and any Junior Lien Representatives under the Junior Lien Documents.

"*Junior Lien Debt*" means:

(1) notes issued under any indenture, any credit facility, any note purchase agreement, any notes or any other Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Company that was permitted to be Incurred and so secured under each Secured Document, and guarantees thereof; provided, in the case of any notes, guarantees or other Indebtedness referred to in this clause (1), that:

(a) on or before the date on which such additional notes are issued or Indebtedness is incurred by the Company or guarantees Incurred by such Guarantor or the Company, such notes, guarantees or other Indebtedness, as applicable, is designated by the Company, in an Officers' Certificate delivered to the Trustee, as "Junior Lien Debt" for the purposes of this Indenture; provided that no Indebtedness may be designated as both ABL Debt and Junior Lien Debt or as both Parity Lien Debt and Junior Lien Debt; and

(b) all requirements set forth in the intercreditor agreements as to the confirmation, grant or perfection of the Junior Lien Representative's Lien to secure such additional notes, guarantees or other Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (b) will be conclusively established for purposes of this Indenture if the Company delivers to the Applicable Parity Lien Representative and the ABL Collateral Agent an additional secured debt designation stating that such requirements and other provisions have been satisfied and that such notes, guarantees or other Indebtedness is "Junior Lien Debt");

provided that for purposes of the ABL Intercreditor Agreement if the aggregate principal amount of the Indebtedness outstanding under clause (1) exceeds the Intercreditor Junior Lien Cap, only that portion of the principal amount of the Debt up to the Intercreditor Junior Lien Cap shall constitute Junior Lien Debt under the ABL Intercreditor Agreement and only interest and reimbursement obligations in respect of the principal amount of Intercreditor Junior Lien Debt so included shall constitute Junior Lien Debt; *provided*, *however*, that notwithstanding the foregoing, if at the time of incurrence such Indebtedness constitutes Junior Lien Debt, any subsequent reduction in the Intercreditor Junior Lien Cap shall not cause such outstanding Indebtedness to cease to be deemed Junior Lien Debt for purposes of the ABL Intercreditor Agreement. For the avoidance of doubt, any Indebtedness not constituting Junior Lien Debt, and any interest or reimbursement obligation in respect thereof, shall not constitute Junior Lien Obligations.

"*Junior Lien Documents*" means any credit, guarantee and security documents governing any Junior Lien Obligation, and any additional indenture, credit facility or other agreement pursuant to which any Junior Lien Debt is Incurred and the security documentation related thereto (other than any security documentation that does not secure Junior Lien Obligations), as each may be amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms of the Intercreditor Agreements.

"*Junior Lien Intercreditor Agreement*" means an intercreditor agreement to be entered upon incurrence of Junior Lien Obligations, by and among the Notes Collateral Agent, each Junior Lien Representative for the holders of such Junior Lien Obligations, the Company and the Guarantors, substantially in the form attached hereto as Exhibit G, with such changes, amendments or modifications that are not materially adverse to the Holders, and as the same may be amended, restated, amended and restated, modified or supplemented from time to time in accordance with the terms thereof.

"*Junior Lien Obligations*" means Junior Lien Debt and all other Obligations in respect thereof. Notwithstanding the foregoing, for purposes of the ABL Intercreditor Agreement, if the aggregate principal amount of Indebtedness for borrowed money constituting principal outstanding under the Junior Lien Documents is in excess of the Intercreditor Junior Lien Cap at the time such Indebtedness is incurred, then only that portion of such Indebtedness equal to the Intercreditor Junior Lien Cap at the time such Indebtedness is incurred shall be included in Junior Lien Obligations and interest and reimbursement obligations with respect to such Indebtedness shall only constitute Junior Lien Obligations to the extent related to Indebtedness included in the Junior Lien Obligations. "Junior Lien Obligations" shall include all interest accrued or accruing (or which would, absent commencement of an Insolvency or Liquidation Proceeding, accrue) after commencement of an Insolvency or Liquidation Proceeding in accordance with the rate specified in the relevant Junior Lien Document whether or not the claim for such interest is allowed in such Insolvency or Liquidation Proceeding.

"*Junior Lien Representative*" means the trustee, agent or representative of the holders of such series of Junior Lien Debt who is appointed as a representative of such series of Junior Lien Debt (for purposes related to the administration of the security documentation) pursuant to this Indenture, credit agreement or other agreement governing such series of Junior Lien Debt, in each case, together with any successor thereto and "Junior Lien Representatives" shall mean, collectively, each Junior Lien Representative.

"*Leaseholds*" of any Person shall mean all the right, title and interest of such Person as lessee or licensee in, to and under leases or licenses of land, improvements and/or fixtures.

"*Legal Holiday*" means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period.

"*Leverage Ratio*" as of any date of determination, means the ratio of:

(1)   Consolidated Net Total Indebtedness of the Company and its Restricted Subsidiaries at the time of determination, to

(2)   the Company's Consolidated Cash Flow for the most recently ended four full fiscal quarters for which financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur;

provided, however, that:

(a)   if the Company or any Restricted Subsidiary has Incurred, repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Leverage Ratio involves an Incurrence, repayment, repurchase, redemption, retirement, defeasement or other discharge of Indebtedness, Indebtedness at the end of such period, Consolidated Cash Flow and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Incurrence, repayment, repurchase, redemption, retirement, defeasement or other discharge of Indebtedness as if such Indebtedness had been Incurred or repaid, repurchased, redeemed, retired, defeased or otherwise discharged on the first day of such period; *provided, however*, that the pro forma calculation shall not give effect to any Indebtedness Incurred on such date of determination pursuant to the provisions of Section 4.09(b) hereof:

(b)   if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Disposition or disposed of or discontinued any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Leverage Ratio includes such an Asset Disposition, Consolidated Cash Flow, Consolidated Interest Expense and Indebtedness for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Asset Disposition, sale or discontinuation occurred on the first day of such period.

(c)   if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary), or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business or group of related assets or line of business or entered a new or otherwise amended the terms of any affiliation agreement prior to the date that is the six-month anniversary of the Issue Date providing for the transmission or distribution of content from TV One, Consolidated Cash Flow, Consolidated Interest Expense and Indebtedness for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment, execution or acquisition occurred on the first day of such period; and

(d)   if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness or made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (a), (b) or (c) above if made by the Company or a Restricted Subsidiary during such period, Consolidated Cash Flow, Consolidated Interest Expense and Indebtedness for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

The pro forma calculations will be determined in good faith by a responsible financial or accounting Officer of the Company (and may include the reductions in net costs and expenses or other operating improvements that are reasonably identifiable and factually supportable resulting from such transaction which is being given pro forma effect that have been realized or are reasonably anticipated by such responsible financial or accounting Officer to be realized within 18 months after the date of such transaction). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any interest rate agreement applicable to such Indebtedness).

"*License*" shall mean as to any Person, any license, permit, certificate of need, authorization, certification, accreditation, franchise, approval, or grant of rights by any Governmental Authority or other Person necessary or appropriate for such Person to own, maintain, or operate its business or property, including FCC Licenses. "License" shall not include licenses with respect to intellectual property.

"*Lien*" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"*Lien Sharing and Priority Confirmation*" means:

(1)   as to any Series of Parity Lien Debt, the written agreement of the Parity Lien Representative of such Series of Parity Lien Debt and holders of such Series of Parity Lien Debt or as set forth in this Indenture, note purchase agreement, credit agreement note or other agreement governing such Series of Parity Lien Debt, for the benefit of all holders of Parity Lien Debt, all holders of ABL Debt, the ABL Collateral Agent and each then present or future Parity Lien Representative:

(a)   that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting Shared Collateral, and that all such Parity Liens will be enforceable by the applicable Parity Lien Representative for the benefit of all holders of Parity Lien Obligations equally and ratably;

(b)   that the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the intercreditor agreements, including the provisions relating to the ranking of Parity Liens and the order of application of proceeds from enforcement of Parity Liens; and

(c)   consenting to the terms of the intercreditor agreements and the applicable representative's performance of, and directing the applicable representative to perform, its obligations under the intercreditor agreements; and

(2)   as to the ABL Debt, the written agreement of the collateral agent or other representative with respect to the ABL Debt, the holders of the ABL Debt or as set forth in the credit agreement, note purchase agreement, note, indenture or other agreement governing the ABL Debt, for the benefit of all holders of Parity Lien Debt, all holders of ABL Debt, the ABL Collateral Agent and each then present or future Parity Lien Representative, that the holders of Obligations in respect of the ABL Debt are bound by the provisions of the ABL Intercreditor Agreement.

"*Liquidity Amount*" shall mean, as of any date of determination, the amount of cash and Cash Equivalents on hand at the Company and its Restricted Subsidiaries but excluding the amount of cash and Cash Equivalents on hand at any Securitization Subsidiaries.

"*Management Advances*" means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of any Parent Company, the Company or any Restricted Subsidiary:

(1)   (a) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or (b) for purposes of funding any such Person's purchase of Capital Stock (or similar obligations) of the Company, its Subsidiaries or any Parent Company with (in the case of this subclause (b)) the approval of the Board of Directors;

(2)   in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office; or

(3)   not exceeding $1.0 million in the aggregate outstanding at any time.

"*Moody's*" means Moody's Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

"*National Harbor Equity Interest*" means the Equity Interests owned by Urban One Entertainment SPV LLC (or any other Subsidiary of the Company) in MGM National Harbor, LLC.

"*Nationally Recognized Statistical Rating Organization*" means a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

"*Net Available Cash*" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

    (1)   all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes, paid or reasonably estimated to be required to be paid or accrued as a liability under GAAP (after taking into account any otherwise available tax credits or deductions of the Company (or any of their Subsidiaries) and any tax sharing agreements), as a consequence of such Asset Disposition;

    (2)   all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which by applicable law be repaid out of the proceeds from such Asset Disposition;

    (3)   all distributions and other payments required to be made to minority interest holders (other than any Parent Company, the Company or any of its respective Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Disposition; and

    (4)   the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

"*Net Cash Proceeds*," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale.

"*Non-Guarantor*" means any Restricted Subsidiary that is not a Guarantor.

"*Non-Recourse Debt*" means Indebtedness:

    (1)   as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

    (2)   no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity; and

    (3)   as to which the holders of such Indebtedness do not otherwise have recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

"*Non-U.S. Person*" means a Person who is not a U.S. Person.

"*Note Documents*" means the Notes (including Additional Notes), the Note Guarantees, this Indenture and the Security Documents.

"*Note Guarantee*" means the Guarantee by each Guarantor of the Company's obligations under this Indenture and the Notes, executed pursuant to the provisions of this Indenture.

"*Notes Obligations*" means Obligations in respect of the Notes and this Indenture, including for the avoidance of doubt, Obligations in respect of guarantees thereof.

"*Notes Priority Collateral*" means all assets of the Company and the Guarantors other than (a) the Excluded Assets and (b) the ABL Priority Collateral.

"*Notes*" has the meaning assigned to it in the preamble to this Indenture. The Initial Notes and the Additional Notes shall be treated as a single class for all purposes under this Indenture, and unless the context otherwise requires, all references to the Notes shall include the Initial Notes and any Additional Notes.

"*Notes Priority Collateral Proceeds Account*" means any deposit account or securities account established by the Company or any Guarantor in accordance with the requirements of the covenant set forth in Section 4.10 hereof and which does not contain proceeds of Loans (as such term or similar term is defined in the ABL Credit Facility) or ABL Priority Collateral and which has been identified to the ABL Collateral Agent as such on or before the time that proceeds from any sale of Notes Priority Collateral shall be deposited.

"*Obligations*" means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

"*Offering Memorandum*" means the Company's offering memorandum and consent solicitation statement dated January 8, 2021 relating to the offering of the Initial Notes.

"*Officer*" means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Administrative Officer, the Chief Operating Officer, the Chief Financial Officer, the Treasurer or any Assistant Treasurer, the Controller, the Secretary or any Vice President (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an "Officer" for the purposes of this Indenture by the Board of Directors of such Person.

"*Officer's Certificate*" means, with respect to any Person, a certificate signed by one Officer of such Person.

"*Opinion of Counsel*" means a written opinion from legal counsel reasonably satisfactory to the Trustee. The counsel may be an employee of or counsel to the Company or its Subsidiaries.

"*Parent Company*" means any Person that owns, directly or indirectly, 100% of the outstanding Equity Interests of the Company.

"*Pari Passu Indebtedness*" means Indebtedness of the Company which ranks equally in right of payment to the Notes or any Guarantor if such Guarantee ranks equally in right of payment to the Note Guarantees.

"*Parity Lien*" means a Lien granted under or pursuant to a Parity Lien Document, at any time, upon any property of the Company or any Guarantor to secure Parity Lien Obligations.

"*Parity Lien Claimholders*" means, at any relevant time, the holders of Parity Lien Obligations at that time, including the holders of the Notes, the holders of other Parity Lien Debt, the Parity Debt Collateral Agents, the Trustee, and any other Parity Lien Representative, under the Parity Lien Documents.

"*Parity Lien Debt*" means:

    (1)   the Notes initially issued by the Company under this Indenture together with the related Note Guarantees thereof;

    (2)   any Additional Notes under this Indenture if the issuance thereof is permitted by each Secured Document;

    (3)   [RESERVED],

    (4)   additional notes issued under any indenture or other Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Company under any Additional Parity Lien Debt Facility that was permitted to be Incurred and so secured under each Secured Document, and guarantees (including Note Guarantees) thereof; *provided*, in the case of any additional notes, guarantees or other Indebtedness referred to in this clause (4), that:

        (a)   on or before the date on which such additional notes are issued or Indebtedness is incurred by the Company or guarantees Incurred by such Guarantor or the Company, such additional notes, guarantees or other Indebtedness, as applicable, is designated by the Company, in an Officer's Certificate delivered to the Trustee, as "Parity Lien Debt" for the purposes of this Indenture; *provided* that no Indebtedness may be designated as both ABL Debt and Parity Lien Debt or as both Junior Lien Debt and Parity Lien Debt;

        (b)   such additional notes, guarantees or other Indebtedness is governed by an indenture, note purchase agreement, note or a credit agreement, as applicable, or other agreement that provides that the Liens securing such Obligations are shared equally and ratably among Holders of Parity Lien Debt (unless the Notes have been discharged); and

        (c)   all requirements set forth in the intercreditor agreements as to the confirmation, grant or perfection of the Parity Lien Representative's Lien to secure such additional notes, guarantees or other Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established for purposes of this Indenture if the Company delivers to the Applicable Parity Lien Representative and the ABL Collateral Agent an additional secured debt designation stating that such requirements and other provisions have been satisfied and that such notes, guarantees or other Indebtedness is "Parity Lien Debt"); and

    (5)   Hedging Obligations of the Company or any Guarantor Incurred in accordance with the terms of this Indenture; *provided* that:

        (a)   on or before or within thirty (30) days after the date on which such Hedging Obligations are Incurred by the Company or such Guarantor (or on or within thirty (30) days after the date of this Indenture for Hedging Obligations in existence on the date of this Indenture), such Hedging Obligations are designated by the Company in an Officer's Certificate delivered to the Trustee, as "Parity Lien Debt" for the purposes of this Indenture;

        (b)   the counterparty in respect of such Hedging Obligations, in its capacity as a holder or beneficiary of such Parity Lien, executes and delivers a joinder to the intercreditor agreements in accordance with the terms thereof or otherwise becomes subject to the terms of the intercreditor agreements; and

        (c)   all other requirements set forth in the intercreditor agreements have been complied with (and the satisfaction of such requirements will be conclusively established for purposes of this Indenture if the Company delivers to the Applicable Parity Lien Representative and the ABL Collateral Agent an additional secured debt designation stating that such requirements and other provisions have been satisfied and that such Hedging Obligations are "Parity Lien Debt");

provided that for purposes of the ABL Intercreditor Agreement and the Junior Lien Intercreditor Agreement, if the aggregate principal amount of the Indebtedness for borrowed money outstanding under clauses (1), (2) and (4) exceeds the Intercreditor Parity Lien Cap, only that portion of the principal amount of the Debt up to the Intercreditor Parity Lien Cap shall constitute Parity Lien Debt under such intercreditor agreements and only interest and reimbursement obligations in respect of the principal amount of Intercreditor Parity Lien Debt so included shall constitute Parity Lien Debt; *provided, however*, that notwithstanding the foregoing, if at the time of Incurrence such Indebtedness constitutes Parity Lien Debt, any subsequent reduction in the Parity Lien Cap shall not cause such outstanding Indebtedness to cease to be deemed Parity Lien Debt for purposes of such intercreditor agreements. For the avoidance of doubt, any Indebtedness not constituting Parity Lien Debt, and any interest or reimbursement obligation in respect thereof, shall not constitute Parity Lien Obligations; *provided, further*, no additional Indebtedness incurred after the Issue Date under clauses (2), (4) and (5) above shall constitute "Parity Lien Debt" hereunder unless it is permitted to be incurred by the Company and/or the applicable Guarantor under the Secured Documents then in effect (including, as applicable, this Indenture).

    "*Parity Lien Documents*" means the Note Documents, any credit, guarantee and security documents governing any Parity Lien Obligation, and any additional indenture, credit facility or other agreement pursuant to which any Parity Lien Debt is Incurred and the Security Documents related thereto (other than any security documentation that does not secure Parity Lien Obligations), as each may be amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms of the intercreditor agreements.

    "*Parity Lien Intercreditor Agreement*" means an intercreditor agreement to be entered upon Incurrence of additional Parity Lien Obligations, by and among the Notes Collateral Agent, each Parity Lien Representative for the holders of such Parity Lien Obligations, the Company and the Guarantors, substantially in the form attached hereto as Exhibit H, with such changes, amendments or modifications that are not materially adverse to the Holders, and as the same may be amended, restated, amended and restated, modified or supplemented from time to time in accordance with the terms thereof.

    "*Parity Lien Obligations*" means Parity Lien Debt and all other Obligations in respect thereof, including any secured Hedging Obligations thereunder or any Obligations under Cash Management Services secured thereunder. Notwithstanding the foregoing, for purposes of the ABL Intercreditor Agreement and the Junior Lien Intercreditor Agreement, if the aggregate principal amount of Indebtedness for borrowed money constituting principal outstanding under the Parity Lien Documents is in excess of the Intercreditor Parity Lien Cap at the time such Indebtedness is Incurred, then only that portion of such Indebtedness equal to the Intercreditor Parity Lien Cap at the time such Indebtedness is Incurred shall be included in Parity Lien Obligations and interest and reimbursement obligations with respect to such Indebtedness shall only constitute Parity Lien Obligations to the extent related to Indebtedness included in the Parity Lien Obligations. "Parity Lien Obligations" shall include all interest accrued or accruing (or which would, absent commencement of an Insolvency or Liquidation Proceeding, accrue) after commencement of an Insolvency or Liquidation Proceeding in accordance with the rate specified in the relevant Parity Lien Document whether or not the claim for such interest is allowed in such Insolvency or Liquidation Proceeding.

    "*Parity Lien Representative*" means (1) the Trustee, in the case of the Notes or (2) in the case of any other Series of Parity Lien Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who is appointed as a representative of such Series of Parity Lien Debt (for purposes related to the administration of the security documentation) pursuant to this Indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, in each case, together with any successor thereto and "Parity Lien Representatives" shall mean, collectively, each Parity Lien Representative. In the event that there is more than one Parity Lien Representative, such Parity Lien Representatives shall enter into a Parity Lien Intercreditor Agreement.

    "*Participant*" means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

    "*Permitted Asset Swap*" means the concurrent purchase and sale or exchange of assets used or useful in a Permitted Business or a combination of such assets and cash, Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with Section 4.10 hereof; *provided further* that the assets received are pledged as Collateral to the extent required by the Security Documents to the extent that the assets disposed of constituted Collateral.

    "*Permitted Business*" means any business engaged in by the Company and its Restricted Subsidiaries as of the Issue Date or any business reasonably related, ancillary, corollary, incidental, supportive or complementary thereto (including, without limitation, any media or entertainment related business), and reasonable extensions thereof, in each case, as determined in good faith by the Board of Directors of the Company.

    "*Permitted Group*" means any investor that is a Beneficial Owner of Voting Stock of the Company or any Parent Company and that is also a party to a stockholders' agreement with any of the Principals or their Related Parties and any group of investors that is deemed to be a "person" (as that term is used in Section 13(d)(3) of the Exchange Act) by virtue of any such stockholders' agreement; provided that the Principals and their Related Parties continue to collectively Beneficially Own, directly or indirectly, at all times more than 50% of the Voting Stock of the Company or Parent Company, as applicable, and the ability to elect a majority of the members of the Board of Directors of the Company or Parent Company (without giving effect to any Voting Stock that may be deemed to be beneficially owned by the Principals and their Related Parties pursuant to Rule 13d-3 or 13d-5 under the Exchange Act).

"*Permitted Investment*" means (in each case, by the Company or any of its Restricted Subsidiaries):

(1)   Investments in (a) a Restricted Subsidiary (including the Capital Stock of, or guarantees of obligations of, a Restricted Subsidiary) or the Company or (b) a Person (including the Capital Stock of any such Person) that will, upon the making of such Investment, become a Restricted Subsidiary;

(2)   Investments in another Person if such Person is engaged, directly or through entities that will be Restricted Subsidiaries, in any Permitted Business and as a result of such Investment such other Person is merged, amalgamated, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary, and any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation, combination, transfer or conveyance;

(3)   Investments in cash, Cash Equivalents;

(4)   Investments in receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business;

(5)   Investments in payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)   Management Advances;

(7)   Investments (including debt obligations and equity securities) received in settlement, compromise or resolutions of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary, in exchange for any other Investment or accounts receivable, endorsements for collection or deposit or trade arrangement, as a result of foreclosure, perfection or enforcement of any Lien, in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor or litigation, arbitration or other disputes or otherwise with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)   Investments made as a result of the receipt of non-cash consideration (including earn-outs) from a sale or other disposition of property or assets, including an Asset Disposition;

(9)   Investments existing or pursuant to agreements or arrangements in effect on the Issue Date and any modification, replacement, renewal or extension thereof; provided that the amount of any such Investment may not be increased except (a) as required by the terms of such Investment as in existence on the Issue Date, plus any accrued but unpaid interest (including any accretion of interest, original issue discount or the issuance of pay-in-kind securities) and premium payable by the terms of such Indebtedness thereon and fees and expenses associated therewith as of the Issue Date or (b) as otherwise permitted under this Indenture;

(10)   Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 4.09 hereof;

(11)   pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of "Permitted Liens" or made in connection with Liens permitted by Section 4.12 hereof;

(12)   any Investment to the extent made using Capital Stock of the Company (other than Disqualified Stock) or Capital Stock of any Parent or any Unrestricted Subsidiary as consideration;

(13)   any transaction to the extent constituting an Investment that is permitted and made in accordance with Section 4.11(b) hereof (except those described in clauses (1), (3), (6), (8), (9) and (11) thereof);

(14)   Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses sublicense, cross-licenses, leases, subleases, assignments, contributions or other Investments of intellectual property or other intangibles or services, in any case, in the ordinary course of business;

(15)   (i) Guarantees not prohibited by Section 4.09 hereof and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business, and (ii) performance guarantees with respect to obligations Incurred by the Company or any of its Restricted Subsidiaries that are permitted by this Indenture;

(16)   Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by this Indenture;

(17)   Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into the Company or merged into or consolidated with a Restricted Subsidiary after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(18)   Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

(19)   contributions to a "rabbi" trust for the benefit of employees or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Company;

(20)   [RESERVED];

(21)   Investments in joint ventures in an aggregate amount, taken together with all other Investments made pursuant to this clause (21) that are at the time outstanding, not to exceed the greater of (a) $20.0 million and (b) 2.00% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments (without duplication for purposes of Section 4.07 hereof of any amounts applied pursuant to Section 4.07(A)(4)(c) hereof) with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; provided, however, that if any Investment pursuant to this clause is made in any Person that is not the Company or a Restricted Subsidiary at the date of the making of such Investment and such person becomes the Company or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) above and shall cease to have been made pursuant to this clause;

(22)   additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (22) that are at that time outstanding, not to exceed the greater of (a) $20.0 million and (b) 2.00% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) plus the amount of any distributions, dividends, payments or other returns in respect of such Investments (without duplication for purposes of Section 4.07 hereof of any amounts applied pursuant to clause (C) of Section 4.07(a) hereof); *provided* that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) or (2) above and shall not be included as having been made pursuant to this clause (22);

(23)   any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed $50.0 million (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments (without

duplication for purposes of Section 4.07 hereof of any amounts applied pursuant to Section 4.07(a)(4)(C) hereof);

(24)   (i) Investments arising in connection with a Qualified Securitization Financing or Receivables Facility and (ii) distributions or payments of Securitization Fees and purchases of Securitization Assets or Receivables Assets in connection with a Qualified Securitization Financing or Receivables Facility;

(25)   repurchases of the Notes;

(26)   Investments by an Unrestricted Subsidiary entered into prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary as described under Section 4.18;

(27)   guaranty and indemnification obligations arising in connection with surety bonds issued in the ordinary course of business or consistent with past practice;

(28)   Investments (a) consisting of purchases and acquisitions of assets or services in the ordinary course of business or consistent with past practice, (b) made in the ordinary course of business or consistent with past practice in connection with obtaining, maintaining or renewing client, franchisee and customer contacts and loans or (c) advances, loans, extensions of credit (including the creation of receivables) or prepayments made to, and guarantees with respect to obligations of, franchisees, distributors, suppliers, lessors, licensors and licensees in the ordinary course of business or consistent with past practice;

(29)   Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business or consistent with past practice;

(30)   Investments consisting of UCC Article 3 endorsements for collection or deposit and Article 4 trade arrangements with customers (or any comparable or similar provisions in other applicable jurisdictions) in the ordinary course of business or consistent with past practices; and

(31)   Investments made from casualty insurance proceeds in connection with the replacement, substitution, restoration or repair of assets on account of a Casualty Event.

"*Permitted Liens*" means:

(1)   [Reserved];

(2)   Liens in favor of the Company or the Guarantors;

(3)   Liens on property or assets of a Person existing at the time such Person is merged with or into or consolidated with the Company or a Restricted Subsidiary or on property or assets acquired by the Company or any Restricted Subsidiary (and in each case not created or incurred in anticipation of such transaction);

(4)   Liens to secure Capitalized Lease Obligations, mortgage financings or purchase money debt permitted to be incurred pursuant to Section 4.09(b)(8) hereof covering only the assets financed by or acquired with such Indebtedness (and the proceeds thereof);

(5)   Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)   Liens existing on the Issue Date (other than Liens permitted under clause (14) below);

(7)   Liens arising from Uniform Commercial Code financing statement filings, including precautionary financing statements (or similar filings) regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(8)   Liens securing Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, was required to secure and under this Indenture was permitted to secure) the Indebtedness being refinanced;

(9)   any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Company or the Restricted Subsidiaries or the ownership of their property (including (a) easements, rights of way and similar encumbrances or zoning or similar restrictions which do not individually or in the aggregate materially adversely affect the value of such property or materially impair the operation of the business of the Company or any Subsidiary, (b) rights or title of lessors under leases (other than Capitalized Lease Obligations), (c) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or the Restricted Subsidiaries on deposit with or in the possession of such banks, (d) Liens imposed by law for sums not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted and which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien, and for which adequate reserves have been established to the extent required by GAAP, including Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens, (e) Liens arising under licensing agreements and (f) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, worker's compensation, performance or return of money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice);

(10)   Liens for taxes, assessments and governmental charges that are not overdue for a period of more than 60 days or not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted and which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time;

(11)   any Lien (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(12)   Liens securing judgments not constituting an Event of Default;

(13)   Liens on cash, Cash Equivalents or other property arising in connection with the defeasance or discharge of Indebtedness; provided that such defeasance or discharge is not prohibited by this Indenture;

(14)   Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to Indebtedness at any one time outstanding that does not exceed the greater of (a) $15.0 million and (b) 1.25% of Total Assets at the time incurred (including additional Parity Lien Obligations and first priority Liens on ABL Priority Collateral and second priority Liens on Notes Collateral);

(15)   Liens Incurred to secure additional Parity Lien Obligations in respect of any Indebtedness permitted to be Incurred pursuant to Section 4.09 hereof; provided that, with respect to liens securing additional Parity Lien Obligations permitted under this clause (15), at the time of Incurrence and after giving pro forma effect thereto, the Consolidated Secured Leverage Ratio would be no greater than 4.50 to 1.0;

(16)   first priority Liens on ABL Priority Collateral and second priority Liens on Notes Priority Collateral securing Indebtedness incurred pursuant to Section 4.09(b)(2) hereof and all other Obligations related to such Indebtedness;

(17)   Liens securing Indebtedness and other Obligations under Section 4.09(b)(6) hereof; provided that such Liens shall only be permitted if such Liens are limited to all or part of the same property or assets, including Capital Stock (plus property and assets affixed or appurtenant thereto and additions, improvements, accessions, proceeds, dividends or distributions thereof, including after-acquired property that is (i) affixed or incorporated into the property or assets covered by such Lien, (ii) after-acquired property or assets subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property or assets and (iii) the proceeds and products thereof) acquired, or of any Person acquired or merged, consolidated or amalgamated with or into the Company or any Restricted Subsidiary, in any transaction to which such Indebtedness or other Obligation relates;

(18)   Liens securing Indebtedness and other Obligations in an aggregate principal amount not to exceed the greater of (a) $30.0 million and (b) 2.5% of Total Assets at the time incurred; provided that any such Liens on the Collateral must be secured on a junior lien basis to the Notes and the representative in respect of such obligations must enter into the Junior Lien Intercreditor Agreement;

(19)   Liens securing Obligations in respect of the Notes issued on the Issue Date and the related Note Guarantees;

(20)   Liens arising in connection with a Qualified Securitization Financing or a Receivables Facility;

(21)   Liens securing Indebtedness and other Obligations in respect of Hedging Obligations or Cash Management Services;

(22)   Liens (a) on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary and (b) then existing with respect to assets of an Unrestricted Subsidiary on the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary as described under Section 4.18 hereof; and

(23)   Liens on (a) assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by this Indenture, (b) on cash advances, earnest money or escrow deposits in favor of the seller of any property to be acquired in an Investment permitted under this Indenture to be applied against the purchase price for such Investment or otherwise in connection with any escrow arrangements with respect to any such Investment (including any letter of

intent or purchase agreement with respect to such Investment), and (c) consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in an asset sale, in each case, solely to the extent such Investment or sale, transfer, lease or other disposition, as the case may be, would have been permitted on the date of the creation of such Lien.

In the event that a Permitted Lien meets the criteria of more than one of the types of Permitted Liens (at the time of incurrence or at a later date), the Company in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Lien in any manner that complies with the Indenture and such Permitted Lien shall be treated as having been made pursuant only to the clause or clauses of the definition of Permitted Lien to which such Permitted Lien has been classified or reclassified.

"*Person*" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

"*Preferred Stock*," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

"*Principal*" means Catherine L. Hughes and Alfred C. Liggins, III.

"*Private Placement Legend*" means the legend set forth in Section 2.06(f)(1) hereof to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

"*Purchase Money Obligations*" means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

"*Qualified Securitization Financing*" means any Securitization Facility that meets the following conditions: (i) the Board of Directors shall have determined in good faith that such Securitization Facility (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and its Restricted Subsidiaries, (ii) all sales of Securitization Assets and related assets by the Company or any Restricted Subsidiary to the Securitization Subsidiary or any other Person are made for fair consideration (as determined in good faith by the Company) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be fair and reasonable terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings; *provided* that in no event shall any ABL Credit Agreement be deemed to be a Qualified Securitization Financing.

"*Real Property Asset*" means any fee accrued real property with a fair market value (measured at the time of acquisition) equal to or greater than $3.0 million (as determined by the Company in good faith).

"*Receivables Assets*" means (a) any accounts receivable owed to the Company or a Restricted Subsidiary subject to a Receivables Facility and the proceeds thereof and (b) all collateral securing such accounts receivable, all contracts and contract rights, guarantees or other obligations in respect of such accounts receivable, all records with respect to such accounts receivable and any other assets customarily transferred together with accounts receivable in connection with a non-recourse accounts receivable factoring arrangement.

"*Receivables Facility*" means an arrangement between the Company or a Subsidiary and a commercial bank, an asset based lender or other financial institution or an Affiliate thereof pursuant to which (a) the Company or such Subsidiary, as applicable, sells (directly or indirectly) to such commercial bank, asset based lender or other financial institution (or such Affiliate) Receivables Assets and (b) the obligations of the Company or such Restricted Subsidiary, as applicable, thereunder are non-recourse (except for Securitization Repurchase Obligations) to the Company and such Subsidiary and (c) the financing terms, covenants, termination events and other provisions thereof shall be on market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings, and shall include any guaranty in respect of such arrangements; *provided* that in no event shall any ABL Credit Agreement be deemed to be a Qualified Securitization Financing.

"*QIB*" means a "qualified institutional buyer" as defined in Rule 144A.

"*Refinance*" means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms "refinances," "refinanced" and "refinancing" as used for any purpose in this Indenture shall have a correlative meaning.

"*Refinancing Indebtedness*" means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness existing on the Issue Date or Incurred in compliance with this Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of the Company or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness including, in each case, Indebtedness Incurred to pay fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing; *provided, however*, that:

(1)   if the Indebtedness being refinanced constitutes Subordinated Indebtedness, the Refinancing Indebtedness has a final Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is the same as or greater than the final Weighted Average Life to Maturity of the Indebtedness being refinanced or, if less, the Notes and such Refinancing Indebtedness is subordinated to the Notes on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced; and

(2)   shall not include:

(a)   Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Guarantor; or

(b)   Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary.

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of any such Credit Facility or other Indebtedness.

"*Refinancing Transactions*" mean collectively all transactions and other actions undertaken by or on behalf of the Company or any of its Restricted Subsidiaries to effect the termination of all commitments and release of all security interests or redemption and exchange of all indebtedness with respect to, (i) that certain Credit Agreement, dated as of April 18, 2017, by and among the Company, various lenders therein, Guggenheim Securities Credit Partners, LLC, as administrative agent, and The Bank of New York Mellon, as collateral agent, (ii) the Company's 8.75% Senior Secured Notes due December 2022, (iii) the Company's 7.375% Senior Secured Notes due 2022, (iv) that certain Credit Agreement, dated as of December 4, 2018, by and among the Company, the various lenders party thereto from time to time, Wilmington Trust, National Association, as administrative agent and TCG Senior Funding L.L.C., as sole lead arranger and bookrunner, and (v) that certain Credit Agreement, dated as of December 4, 2018, by and among Urban One Entertainment SPV, LLC, Radio One Entertainment Holdings, LLC, the various lenders party thereto from time to time, Wilmington Trust, National Association, as administrative agent and collateral agent, and TCG Senior Funding L.L.C., as sole lead arranger and bookrunner; and the payment of any and all related accrued interest, premiums, expenses and charges (including all legal, accounting and other professional fees, rating agency fees, deferred finance costs) incurred in connection with the foregoing transactions.

"*Regulation S*" means Regulation S promulgated under the Securities Act.

"*Regulation S Global Note*" means a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 903 of Regulation S.

"*Related Party*" means:

(1)   any 80% (or more) owned Subsidiary or immediate family member of any Principal; or

(2)   any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons Beneficially Owning an 80% or more controlling interest of such entit(ies) consists of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

"*Responsible Officer*," when used with respect to the Trustee, means any officer within the corporate trust department of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter relating to this Indenture, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

"*Restricted*" means, when referring to cash or Cash Equivalents of the Company or any of its Restricted Subsidiaries, that such cash or Cash Equivalents (i) appears (or would be required to appear) as "restricted" on a consolidated balance sheet of the Company or of any such Restricted Subsidiary or (ii) are subject to any Lien (other than inchoate or banker's Liens).

"*Restricted Definitive Note*" means a Definitive Note bearing the Private Placement Legend.

"*Restricted Global Note*" means a Global Note bearing the Private Placement Legend.

"*Restricted Investment*" means any Investment other than a Permitted Investment.

"*Restricted Subsidiary*" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"*Rule 144*" means Rule 144 promulgated under the Securities Act.

"*Rule 144A*" means Rule 144A promulgated under the Securities Act.

"*Rule 903*" means Rule 903 promulgated under the Securities Act.

"*Rule 904*" means Rule 904 promulgated under the Securities Act.

"*S&P*" means Standard & Poor's Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

"*Sale and Leaseback Transaction*" means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

"*SEC*" means the U.S. Securities and Exchange Commission or any successor thereto.

"*Secured Indebtedness*" means any Indebtedness secured by a Lien.

"*Secured Documents*" means the Parity Lien Documents, the Junior Lien Documents and the ABL Loan Documents.

"*Security Documents*" means the ABL Intercreditor Agreement, the Parity Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement, each Lien Sharing and Priority Confirmation, and all security agreements, pledge agreements, mortgages, deeds to secure debt, deeds of trust, collateral assignments, collateral agency agreements, debentures or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the Trustee or a collateral agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions described in Sections 9.01 and 9.02 of this Indenture.

"*Securities Act*" means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

"*Securitization Asset*" means (a) any accounts receivable, mortgage receivables, loan receivables, royalty, franchise fee, license fee, patent or other revenue streams and other rights to payment or related assets and the proceeds thereof and (b) all collateral securing such receivable or asset, all contracts and contract rights, guarantees or other obligations in respect of such receivable or asset, lockbox accounts and records with respect to such account or asset and any other assets customarily transferred (or in respect of which security interests are customarily granted) together with accounts or assets in connection with a securitization, factoring or receivable sale transaction.

"*Securitization Facility*" means any of one or more securitization, financing, factoring or sales transactions, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, pursuant to which the Company or any of the Restricted Subsidiaries sells, transfers, pledges or otherwise conveys any Securitization Assets (whether now existing or arising in the future) to a Securitization Subsidiary or any other Person. Notwithstanding anything to the contrary, for the avoidance of doubt, the grant of a Lien in any accounts receivable of the Company or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness or other obligations under the ABL Credit Agreement shall not be deemed a Securitization Facility.

"*Securitization Fees*" means distributions or payments made directly or by means of discounts with respect to any Securitization Asset or Receivables Asset or participation interest therein issued or sold in connection with, and other fees, expenses and charges (including commissions, yield, interest expense and fees and expenses of legal counsel) paid in connection with, any Qualified Securitization Financing or Receivables Facility.

"*Securitization Repurchase Obligation*" means any obligation of a seller of Securitization Assets or Receivables Assets in a Qualified Securitization Financing or a Receivables Facility to repurchase or otherwise make payments with respect to Securitization Assets or Receivables Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

"*Securitization Subsidiary*" means any Subsidiary of the Company in each case formed for the purpose of and that solely engages in one or more Qualified Securitization Financings or Receivables Facilities and other activities reasonably related thereto or another Person formed for this purpose.

"*Series of Parity Lien Debt*" means, severally, the Notes and any additional notes, any Credit Facility (other than the ABL Credit Facility or any Junior Lien Debt) or other Indebtedness or Hedging Obligations that constitutes Parity Lien Debt. All Parity Lien Obligations secured under the same Secured Document shall constitute a single Series of Parity Lien Debt.

"*Shared Collateral*" means, at any time, Collateral in which the holders of two or more Series of Parity Lien Obligations (or their respective Parity Lien Representative on behalf of such holders) hold, or purport to hold, or are required to hold pursuant to the Parity Lien Documents in respect of such Series, a valid security interest or Lien at such time. If more than two Series of Parity Lien Obligations are outstanding at any time and the holders of less than all Series of Parity Lien Obligations hold, or purport to hold, or are required to hold pursuant to the Parity Lien Documents in respect of such Series, a valid security interest or Lien in any Collateral at such time, then such Collateral shall constitute Shared Collateral for those Series of Parity Lien Obligations that hold, or purport to hold, or are required to hold pursuant to the Parity Lien Documents in respect of such Series, a valid security interest or Lien in such Collateral at such time and shall not constitute Shared Collateral for any Series which does not hold, or purport to hold, or are required to hold pursuant to the Parity Lien Documents in respect of such Series, a valid security interest or Lien in such Collateral at such time.

"*Significant Subsidiary*" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

"*Similar Business*" means (a) any businesses, services or activities engaged in by the Company or any of its Subsidiaries on the Issue Date, (b) any businesses, services and activities engaged in by the Company or any of its Subsidiaries that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof, and (c) a Person conducting a business, service or activity specified in clauses (a) and (b), and any Subsidiary thereof. For the avoidance of doubt, any Person that invests in or owns Capital Stock or Indebtedness of another Person that is engaged in a Similar Business shall be deemed to be engaged in a Similar Business, and any Person that owns or operates a casino or gaming enterprise shall be deemed to be engaged in a Similar Business.

"*Standard Securitization Undertakings*" means representations, warranties, covenants, guarantees and indemnities entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Securitization Facility or Receivables Facility, including those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking or, in the case of a Receivables Facility, a non-credit related recourse accounts receivable factoring arrangement.

"*Stated Maturity*" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

"*Station*" shall mean a radio or television station operated to broadcast commercial radio or television programming over signals within a specified geographic area.

"*Subordinated Indebtedness*" means, with respect to any Person, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to, in the case of the Company, the Notes or, in the case of a Guarantor, the Note Guarantee of such Guarantor, pursuant to a written agreement to that effect.

"*Subsidiary*" means, with respect to any Person:

(1)   any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2)   any partnership, joint venture, limited liability company or similar entity of which:

(a)   more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b)   such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

"*Taxes*" means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

"*TIA*" means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; *provided*, *however*, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

"*Total Assets*" mean, as of any date, the total consolidated assets of the Company and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries, determined on a pro forma basis in a manner consistent with the pro forma basis contained in the definition of Leverage Ratio.

"*Treasury Rate*" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days (but not more than five Business Days) prior to the redemption date (or, if such statistical release is not so published or available, any publicly available source of similar market data selected by the Company in good faith)) most nearly equal to the period from the redemption date to February 1, 2024; *provided, however*, that if the period from the redemption date to February 1, 2024 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to such applicable date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

"*TV One*" means TV One, LLC, a Delaware limited liability company, and any successor entity (including by way of merger, consolidation or transfer of all or substantially all of the assets of TV One and its Subsidiaries, if any, taken as a whole).

"*Unrestricted*" means, when referring to cash or Cash Equivalents of the Company or any of its Restricted Subsidiaries, that such cash or Cash Equivalents are not Restricted.

"*Unrestricted Subsidiary*" means:

(1)   any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(a)   has no Indebtedness other than Non-Recourse Debt;

(b)   is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(c)   is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(d)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and

(2)   any Subsidiary of an Unrestricted Subsidiary.

Any future designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee the board resolution giving effect to such designation and an Officer's Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.07 hereof. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary then such Unrestricted Subsidiary will thereafter cease to be an Unrestricted Subsidiary for all purposes of this Indenture, including that any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and any Lien of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date, and if such Indebtedness is not permitted to be incurred as of such date pursuant to Section 4.09 hereof or such Lien is not permitted to be incurred as of such date under the provisions of Section 4.12 hereof then, in either case, the Company will be in default of such covenant.

"*U.S. Government Obligations*" means securities that are (1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

"*U.S. Person*" means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

"*Voting Stock*" of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

"*Weighted Average Life to Maturity*" means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1)   the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by

(2)   the sum of all such payments.

"*Wholly Owned Domestic Subsidiary*" means a Domestic Subsidiary of the Company, all of the Capital Stock of which is owned by the Company or a Guarantor.

"*Wholly Owned Restricted Subsidiary*" means any Restricted Subsidiary in which 90% or more of the outstanding Equity Interests (other than directors' qualifying shares and shares issued to foreign nationals under applicable law) are owned by the Company or another Wholly Owned Restricted Subsidiary of the Company and any other outstanding Equity Interests are owned by officers, directors or employees of such Restricted Subsidiary.

Section 1.02   *Other Definitions.*

Term	Defined in Section
"*Affiliate Transaction*"	4.11
"*Asset Disposition Offer*"	3.10
"*Authentication Order*"	2.02
"*Change of Control Offer*"	4.15
"*Change of Control Payment*"	4.15
"*Change of Control Payment Date*"	4.15
"*Covenant Defeasance*"	8.03
"*Event of Default*"	6.01
"*Excess Proceeds*"	4.10
"*Initial Agreement*"	4.08
"*Initial Default*"	6.01
"*Legal Defeasance*"	8.02
"*Mortgage Property*"	10.09
"*Offer Amount*"	3.10
"*Offer Period*"	3.10
"*Paying Agent*"	2.03
"*Permitted Indebtedness*"	4.09
"*payment default*"	6.01
"*Permitted Payments*"	4.07
"*Purchase Date*"	3.10
"*Registrar*"	2.03
"*Required Reports*"	4.03
"*Required Filing Dates*"	4.03
"*Restricted Payments*"	4.07
"*Reversion Date*"	4.19
"*Successor Company*"	5.01
"*Suspended Covenants*"	4.19
"*Suspension Period*"	4.19
"*U.S.A. Patriot Act*"	13.13

Section 1.03   *Rules of Construction.*

Unless the context otherwise requires:

(1)   a term has the meaning assigned to it;

(2)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3)   "or" is not exclusive;

(4)   "including" is not limiting;

(5)   words in the singular include the plural, and in the plural include the singular;

(6)   "will" shall be interpreted to express a command;

(7)   provisions apply to successive events and transactions;

(8)   references to sections of or rules under the Securities Act will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time; and

(9)   the words "execution," "signed," "signature," "delivery," and words of like import in or relating to this Indenture or any document to be signed in connection with this Indenture shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means; provided that notwithstanding anything herein to the contrary, the Trustee is under no obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Trustee pursuant to reasonable procedures approved by the Trustee.

ARTICLE 2
THE NOTES

Section 2.01   *Form and Dating.*

(a)   *General*. The Notes and the Trustee's certificate of authentication will be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note will be dated the date of its authentication. The Notes shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Company, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

Upon delivery to the Trustee of an Officer's Certificate, Opinion of Counsel and Authentication Order, to issue Additional Notes under this, Additional Notes ranking *pari passu* with the Initial Notes may be created and issued from time to time by the Company without notice to or consent of the Holders and shall be consolidated with and form a single class with the Initial Notes and shall have the same terms as to status, redemption or otherwise (other than issue date, issue price and, if applicable, the first interest payment date and the first date from which interest will accrue) as the Initial Notes; *provided* that Additional Notes will not be issued with the same CUSIP, if any, as existing Notes unless such Additional Notes are fungible with existing Notes for U.S. federal income tax purposes. Any Additional Notes shall be issued with the benefit of an indenture supplemental to this Indenture. The Initial Notes issued on the Issue Date and any Additional Notes issued shall be treated as a single class for all purposes under this Indenture.

(b)   *Global Notes*. Notes issued in global form will be substantially in the form of Exhibit A hereto (including the Global Note Legend thereon and the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Notes issued in definitive form will be substantially in the form of Exhibit A hereto (but without the Global Note Legend thereon and without the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

(c)   *Euroclear and Clearstream Procedures Applicable.* The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream Banking" and "Customer Handbook" of Clearstream will be applicable to transfers of beneficial interests in the Regulation S Global Note that are held by Participants through Euroclear or Clearstream.

Section 2.02   *Execution and Authentication.*

At least one Officer must sign the Notes for the Company by manual, facsimile or electronic signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee will, upon receipt of a written order of the Company signed by two Officers (an "*Authentication Order*"), authenticate Notes for original issue that may be validly issued under this Indenture, including any Additional Notes. With respect to any Additional Notes, the Company shall set forth in an Officer's Certificate, a copy of each which shall be delivered to the Trustee, the following information:

(a)   the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture; and

(b)   the issue prices, the issue date and the CUSIP number of such Additional Notes.

The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 hereof.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

Section 2.03   *Registrar and Paying Agent.*

The Company will maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("*Registrar*") and an office or agency where Notes may be presented for payment ("*Paying Agent*"). The Registrar will keep a register of the Notes and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional paying agents. The term "Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company will notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

The Company initially appoints The Depository Trust Company ("*DTC*") to act as Depositary with respect to the Global Notes.

The Company initially appoints the Trustee to act as the Registrar and Paying Agent and to act as Custodian with respect to the Global Notes.

Section 2.04   *Paying Agent to Hold Money in Trust.*

The Company will require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium on, if any, or interest, if any, on, the Notes, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Subsidiary) will have no further liability for the money. If the Company or a Subsidiary acts as Paying Agent, it will segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee will serve as Paying Agent for the Notes.

Section 2.05   *Holder Lists*.

The Trustee will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar, the Company will furnish to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes.

Section 2.06   *Transfer and Exchange.*

   (a)   *Transfer and Exchange of Global Notes.* A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes will be exchanged by the Company for Definitive Notes if:

      (1)   the Company delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 120 days after the date of such notice from the Depositary;

      (2)   the Company in its sole discretion determines that the Global Notes (in whole but not in part) should be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustee; or

      (3)   there has occurred and is continuing a Default or Event of Default with respect to the Notes and Holders of a majority of the aggregate principal amount of the outstanding Notes so request.

   Upon the occurrence of either of the preceding events in (1) or (2) above, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Except as provided in this Section 2.06, every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b) or (c) hereof.

   (b)   *Transfer and Exchange of Beneficial Interests in the Global Notes.* The transfer and exchange of beneficial interests in the Global Notes will be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Neither the Trustee nor the Registrar shall have any duty to monitor compliance with the requirements or conditions for effecting transfers of beneficial interests within a Global Note. Beneficial interests in the Restricted Global Notes will be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also will require compliance with either subparagraph (1) or (2) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

      (1)   *Transfer of Beneficial Interests in the Same Global Note.* Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend. Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(1).

      (2)   *All Other Transfers and Exchanges of Beneficial Interests in Global Notes.* In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(1) above, the transferor of such beneficial interest must deliver to the Registrar either:

         (A)   both:

            (i)   a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged; and

            (ii)   instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase; or

         (B)   both:

            (i)   a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged; and

            (ii)   instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above.

Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(g) hereof.

      (3)   *Transfer of Beneficial Interests to Another Restricted Global Note.* A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(2) above and the Registrar receives the following:

         (A)   if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; and

         (B)   if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

      (4)   *Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note.* A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(2) above and the Registrar receives the following:

         (A)   if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

         (B)   if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case, if the Company so requests, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred.

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c)   *Transfer or Exchange of Beneficial Interests for Definitive Notes.*

(1)   *Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes.* If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Registrar of the following documentation:

(A)   if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B)   if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C)   if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D)   if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)   if such beneficial interest is being transferred to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable;

(F)   if such beneficial interest is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G)   if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof,

the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(1) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(2)   *Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes.* A holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only if the Registrar receives the following:

(A)   if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

(B)   if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case, if the Company so requests, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3)   *Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes.* If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon satisfaction of the conditions set forth in Section 2.06(b)(2) hereof, the Trustee will cause the aggregate principal amount of the applicable Unrestricted Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Company will execute and the Trustee will authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(3) will be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest requests through instructions to the Registrar from or through the Depositary and the Participant or Indirect Participant. The Trustee will deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(3) will not bear the Private Placement Legend.

(d)   *Transfer and Exchange of Definitive Notes for Beneficial Interests.*

(1)   *Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes.* If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A)   if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B)   if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C)   if such Restricted Definitive Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D)   if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)   if such Restricted Definitive Note is being transferred to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable;

(F)   if such Restricted Definitive Note is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G)   if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof,

the Trustee will cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the 144A Global Note and in the case of clause (C) above, the Regulation S Global Note.

(2)   *Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes.* A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A)   if the Holder of such Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(B)   if the Holder of such Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case, if the Company so requests, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.06(d)(2), the Trustee will cancel the Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(3) *Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes.* A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee will cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected at a time when an Unrestricted Global Note has not yet been issued, the Company will issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee will authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e) *Transfer and Exchange of Definitive Notes for Definitive Notes.* Upon request by a Holder of Definitive Notes and such Holder's compliance with the provisions of this Section 2.06(e), the Registrar will register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder must provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e).

(1) *Restricted Definitive Notes to Restricted Definitive Notes.* Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A) if the transfer will be made pursuant to Rule 144A, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(2) *Restricted Definitive Notes to Unrestricted Definitive Notes.* Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(B) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case, if the Company so requests, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3) *Unrestricted Definitive Notes to Unrestricted Definitive Notes.* A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

(f) *Legends.* The following legends will appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(1) *Private Placement Legend.*

(A) Except as permitted by subparagraph (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER

(1) REPRESENTS THAT

(A) IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A "QUALIFIED INSTITUTIONAL BUYER" (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, OR

(B) IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS AN "INSTITUTIONAL ACCREDITED INVESTOR" (WITHIN THE MEANING OF SEC RULE 501(A)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT) THAT IS NOT A QUALIFIED INSTITUTIONAL BUYER AND THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF NOTES OF $250,000, OR

(C) IT IS NOT A U.S. PERSON (WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT) AND

(2) AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT IN ACCORDANCE WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND ONLY

(A) TO THE COMPANY OR ITS DIRECT OR INDIRECT PARENT,

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT,

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT,

(D) IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR

(E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(C) ABOVE OR (2)(D) ABOVE, A DULY COMPLETED AND SIGNED CERTIFICATE (THE FORM OF WHICH MAY BE OBTAINED FROM THE TRUSTEE) MUST BE DELIVERED TO THE TRUSTEE. PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(E) ABOVE, THE COMPANY RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY RULE 144 EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT."

(B)   Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraphs (b)(4), (c)(2), (c)(3), (d)(2), (d)(3), (e)(2) or (e)(3) of this Section 2.06 (and all Notes issued in exchange therefor or substitution thereof) will not bear the Private Placement Legend.

(2)   *Global Note Legend*. Each Global Note will bear a legend in substantially the following form:

"THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) ("DTC"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

(g)   *Cancellation and/or Adjustment of Global Notes*. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note will be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note will be reduced accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(h)   *General Provisions Relating to Transfers and Exchanges*.

(1)   To permit registrations of transfers and exchanges, the Company will execute and the Trustee will authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the Registrar's request.

(2)   No service charge will be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 3.09, 4.10, 4.15 and 9.05 hereof).

(3)   The Registrar will not be required to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(4)   All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes will be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(5)   Neither the Registrar nor the Company will be required:

(A)   to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection;

(B)   to register the transfer of or to exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or

(C)   to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.

(6)   Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(7)   The Trustee will authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.02 hereof.

(8)   All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

(9)   Neither the Trustee nor any Agent shall have any responsibility or liability for any actions taken or not taken by the Depositary. Neither the Company, the Trustee nor any Agent shall have any responsibility or obligation to any Beneficial Owner in a Global Note, a Participant, an Indirect Participant or other Person with respect to the accuracy of the records of the Depositary or its nominee or of any Participant, with respect to any ownership interest in the Notes or with respect to the delivery to any Participant, Indirect Participant, Beneficial Owner or other Person (including any notice of redemption) or the payment of any amount, under or with respect to such Notes. The rights of Beneficial Owners in a Global Note shall be exercised only through the Depositary, subject to the Applicable Procedures. The Company, the Trustee, and any Agent shall be entitled to rely and shall be fully protected in relying upon information furnished by the Depositary with respect to their members, participants and any Beneficial Owners. The Company, the Trustee and the Agents shall be entitled to deal with the Depositary, and any nominee thereof, that is the registered Holder of any Global Note for all purposes of this Indenture relating to such Global Note (including the payment of principal, premium, if any, and interest, and the giving of instructions or directions by or to the owner or Holder of a Beneficial Ownership interest in such Global Note) as the sole Holder of such Global Note and shall have no obligations to the Beneficial Owners thereof.

Section 2.07   *Replacement Notes*.

If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Company will issue and the Trustee, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note.

Every replacement Note is an additional obligation of the Company and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08   *Outstanding Notes*.

The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note; however, Notes held by the Company or any of its Restricted Subsidiaries shall not be deemed to be outstanding for purposes of Section 3.07 hereof.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

Section 2.09   *Treasury Notes*.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that the Trustee knows are so owned will be so disregarded.

Section 2.10   *Temporary Notes*.

Until certificates representing Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, will authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Company considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Company will prepare and the Trustee will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.11   *Cancellation*.

The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will destroy canceled Notes (subject to the record retention requirements of the Exchange Act and the Trustee). Certification of the destruction of all canceled Notes will be delivered to the Company upon its request therefor. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12   *Defaulted Interest*.

If the Company defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Company will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Company will fix or cause to be fixed each such special record date and payment date; *provided* that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) will mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

ARTICLE 3
REDEMPTION AND PREPAYMENT

Section 3.01   *Notices to Trustee.*

If the Company elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 hereof, it must furnish to the Trustee, at least 10 days but not more than 60 days before a redemption date, an Officer's Certificate setting forth:

(1)   the clause of this Indenture pursuant to which the redemption shall occur;

(2)   the redemption date;

(3)   the principal amount of Notes to be redeemed; and

(4)   the redemption price.

Section 3.02   *Selection of Notes to Be Redeemed or Purchased.*

If less than all of the Notes are to be redeemed at any time, the Trustee (or Registrar if other than the Trustee) will select the Notes for redemption in compliance with the requirements of the principal securities exchange, if any, on which the Notes are listed, as certified in writing to the Trustee by the Company, and in compliance with the requirements of DTC, or if the Notes are not so listed or such exchange prescribes no method of selection and the Notes are not held through DTC or DTC prescribes no method of selection, on a *pro rata* basis; *provided, however*, that no Note of $2,000 in aggregate principal amount or less shall be redeemed in part.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed, in which case a portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. In the case of a Global Note, an appropriate notation will be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice (including any conditions contained therein), Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Company defaults in the payment of the redemption price, interest ceases to accrue on Notes or portions of them called for redemption.

The Trustee will promptly notify the Company in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected will be in minimum denominations of $2,000 or whole multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.03   *Notice of Redemption.*

Subject to the provisions of Section 3.09 hereof, notices of redemption will be delivered by the Company electronically or mailed by first class mail at least 10 but not more than 60 days before the redemption date to each Holder to be redeemed at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, except that redemption notices may be delivered electronically or mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Articles 8 or 12 hereof.

The notice will identify the Notes to be redeemed and will state:

(1)   the redemption date;

(2)   the redemption price;

(3)   if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note;

(4)   the name and address of the Paying Agent;

(5)   that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6)   that, unless the Company defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(7)   the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(8)   that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes; and

(9)   whether the redemption is conditioned on any events and what such conditions are.

At the Company's request, the Trustee will give the notice of redemption in the Company's name and at its expense; *provided, however*, that the Company has delivered to the Trustee, at least 45 days prior to the redemption date, an Officer's Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Any redemption and notice of redemption may, at the Company's discretion, be given prior to the completion of a transaction (including an Equity Offering, an incurrence of Indebtedness, a Change of Control or other transaction) and any redemption notice may, at the Company's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a related transaction, and may include multiple amounts of Notes that may be redeemed and conditions precedent applicable to such different amounts of Notes. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company's discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed. In addition, the Company may provide in such notice that payment of the redemption price and performance of the Company's obligations with respect to such redemption may be performed by another Person.

Section 3.04   *Effect of Notice of Redemption.*

Once notice of redemption is mailed in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price, subject to the satisfaction of any condition set forth in the notice of redemption.

Section 3.05   *Deposit of Redemption or Purchase Price.*

Prior to the redemption or purchase date, the Company will deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued interest, if any, on all Notes to be redeemed or purchased on that date. The Trustee or the Paying Agent will promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of and accrued interest, if any, on all Notes to be redeemed or purchased.

If the Company complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06   *Notes Redeemed or Purchased in Part.*

Upon surrender of a Note that is redeemed or purchased in part, the Company will issue and, upon receipt of an Authentication Order, the Trustee will authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered.

Section 3.07   *Optional Redemption.*

(a)   Except as set forth in clauses (b), (c), (d) and (e) below, the Notes are not redeemable at the option of the Company.

(b)   At any time prior to February 1, 2024, the Company may redeem the Notes in whole or in part, at its option, upon not less than 10 nor more than 60 days' prior notice at a redemption price equal to 100% of the principal amount of such Notes, plus the relevant Applicable Premium, and accrued and unpaid interest, if any, to, but excluding, the redemption date.

(c)   At any time and from time to time on or after February 1, 2024, the Company may redeem the Notes, in whole or in part, upon not less than 10 nor more than 60 days' prior notice at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to, but excluding, the applicable date of redemption, if redeemed during the twelve-month period beginning on the year indicated below:

Year	Percentage
2024………………………………………………………………..	103.688%
2025………………………………………………………………..	101.844%
2026 and thereafter……………………………………………..	100.000%

(d)   At any time and from time to time prior to February 1, 2024, the Company may redeem Notes with the net cash proceeds received by the Company from any Equity Offering at a redemption price equal to 107.375% plus accrued and unpaid interest to, but excluding, the redemption date, in an aggregate principal amount for all such redemptions not to exceed 40% of the original aggregate principal amount of the Notes (including Additional Notes); *provided* that

1.   in each case the redemption takes place not later than 90 days after the closing of the related Equity Offering; and

2.   not less than 50% of the original aggregate principal amount of the Notes issued under the indenture remains outstanding immediately thereafter (including any Additional Notes but excluding Notes held by the Company and any of its Restricted Subsidiaries).

(e)   At any time prior to February 1, 2024, but not more than once during each 12-month period ending February 1, 2022, February 1, 2023 and February 1, 2024, the Company may redeem up to 10% of the aggregate principal amount of notes issued under the indenture during each such 12-month period upon not less than 10 nor more than 60 days' prior notice, at a redemption price equal to 103.000% of the principal amount of the notes redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

(f)   If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Company.

(g)   Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

(h)   Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

Section 3.08   *Gaming Redemption.*

(a)   Each Holder, by accepting a Note, shall be deemed to have agreed that, if any gaming authority requires that a person who is a Holder or the beneficial owner of Notes be registered, licensed, qualified or found suitable under applicable gaming Laws, such Holder or beneficial owner, as the case may be, shall apply for a license, qualification or finding of suitability in accordance with such gaming Laws and shall cooperate with the requests of any gaming authority for information, documentation, and/or testimony. If such person (a) fails to apply for a license, qualification or finding of suitability, or (b) is notified by a gaming authority that it will not be licensed, qualified or found suitable, it shall be a Disqualified Holder and the and the Company shall have the right, at its option:

(1)   to require such Person to dispose of its Notes or beneficial interest therein within thirty (30) days of receipt of notice of the Company's election or such earlier date as may be requested or required by such gaming authority; or

(2)   to redeem such Notes, upon not less than thirty (30) days' prior written notice to the relevant Holders and the Trustee (or such earlier date as may be requested or required by such gaming authority), at a redemption price equal to either:

(3)   the lesser of:

(A)   the Person's cost for such Notes, plus accrued and unpaid interest, if any, to the earlier of the date of redemption or the date of the finding of unsuitability or failure to comply; and

(B)   100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the date of redemption or the date of finding of unsuitability, lack of qualification, denial of a license, or failure to comply; or

(4)   such other amount as may be required by applicable Law or order of the gaming authority.

The Company shall notify the Trustee in writing of any such Disqualified Holder status or redemption as soon as practicable. Neither the Company nor the Trustee shall be responsible for any costs or expenses any Holder or beneficial owner may incur in connection with its registration, application for a license, qualification or a finding of suitability, or any renewal or continuation of the foregoing or compliance with any other requirement of a gaming authority. In addition, any Holder or beneficial owner of Notes that is required to be licensed, qualified or found suitable under applicable gaming Laws must pay all investigative fees and costs of any gaming authority in connection with such license, qualification, finding of suitability or application therefor.

Section 3.09   *Mandatory Redemption.*

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.10   *Offer to Purchase by Application of Excess Proceeds.*

In the event that, pursuant to Section 4.10 hereof, the Company is required to commence an offer to all Holders to purchase Notes (an "*Asset Disposition Offer*"), it will follow the procedures specified below.

The Asset Disposition Offer shall be made to all Holders and, to the extent the Company elects, to all holders of other outstanding Pari Passu Indebtedness to purchase, prepay or redeem with the proceeds of sales of assets. The Asset Disposition Offer will remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the "*Offer Period*"). No later than three Business Days after the termination of the Offer Period (the "*Purchase Date*"), the Company will apply all Excess Proceeds (the "*Offer Amount*") to the purchase of Notes and such other Pari Passu Indebtedness (on a *pro rata* basis based on the principal amount of Notes and such other Pari Passu Indebtedness surrendered, if applicable) or, if less than the Offer Amount has been tendered, all Notes and other Pari Passu Indebtedness tendered in response to the Asset Disposition Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made.

If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Disposition Offer.

Upon the commencement of an Asset Disposition Offer, the Company will send, electronically or by first class mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Disposition Offer. The notice, which will govern the terms of the Asset Disposition Offer, will state:

(1)   that the Asset Disposition Offer is being made pursuant to this Section 3.09 and Section 4.10 hereof and the length of time the Asset Disposition Offer will remain open;

(2)   the Offer Amount, the purchase price and the Purchase Date;

(3)   that any Note not tendered or accepted for payment will continue to accrue interest;

(4)   that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Disposition Offer will cease to accrue interest after the Purchase Date;

(5)   that Holders electing to have a Note purchased pursuant to an Asset Disposition Offer may elect to have Notes purchased in minimum denominations of $2,000 or an integral multiple of $1,000 in excess thereof;

(6)   that Holders electing to have Notes purchased pursuant to any Asset Disposition Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" attached to the Notes completed, or transfer by book-entry transfer, to the Company, a Depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

(7)   that Holders will be entitled to withdraw their election if the Company, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter (or otherwise in compliance with the Depositary's procedures) setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(8)   that, if the aggregate principal amount of Notes and other Pari Passu Indebtedness surrendered by holders thereof exceeds the Offer Amount, the Company will select the Notes and other Pari Passu Indebtedness to be purchased on a *pro rata* basis based on the principal amount of Notes and such other Pari Passu Indebtedness surrendered (with such adjustments as may be deemed appropriate by the Company so that only Notes in minimum denominations of $2,000, or an integral multiple of $1,000 in excess thereof, will be purchased); and

(9)   that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

On or before the Purchase Date, the Company will, to the extent lawful, accept for payment, on a *pro rata* basis to the extent necessary, the Offer Amount of Notes or portions thereof tendered pursuant to the Asset Disposition Offer, or if less than the Offer Amount has been tendered, all Notes tendered, and will deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer's Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.10. The Company, the Depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon written request from the Company, will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Purchase Date.

Other than as specifically provided in this Section 3.10, any purchase pursuant to this Section 3.10 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

ARTICLE 4
COVENANTS

Section 4.01 *Payment of Notes*.

Principal of, and premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose or, at the option of the paying agent, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders provided that all payments of principal, premium, if any, interest with respect to Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof.

The Company will pay or cause to be paid the principal of, premium on, if any, and interest, if any, on, the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest, if any, will be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest, if any, then due.

The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace period), at the same rate to the extent lawful.

Section 4.02 *Maintenance of Office or Agency*.

The Company will maintain in the United States, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however*, that no such designation or rescission will in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, the City of New York for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.03 hereof; provided that no office of the Trustee shall be an office or agency of the Company for the purposes of effective service of legal process against the Company.

Section 4.03 *Reports*.

(a) Whether or not the Company is subject to Sections 13(a) or 15(d) of the Exchange Act, so long as any Notes remain outstanding, the Company shall file with the SEC (subject to the next sentence) the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to such Sections 13(a) or 15(d) if the Company were so subject (the "*Required Reports*"), such documents to be filed with the SEC no later than 15 days after the respective dates by which the Company would have been required to file such documents if the Company were so subject (including any extension as would be permitted by Rule 12b-25 under the Exchange Act, the "*Required Filing Dates*"); *provided* that any audited financial statements contained in such reports shall be reported on by an independent public accounting firm of recognized national standing. If at any time the Company is not subject to Sections 13(a) or 15(d) of the Exchange Act for any reason, the Company shall nevertheless continue to file the Required Reports with the SEC by no later than 15 days after the applicable Required Filing Date unless the SEC will not accept such a filing. The Company agrees that it shall not take any action for the purpose of causing the SEC not to accept any such filings. If notwithstanding the foregoing, the SEC shall not accept the filing of a Required Report for any reason, the Company shall post the Required Report on its website no later than 15 days after the applicable Required Filing Date and such Required Report shall be publicly available.

(b) Unless the Company is otherwise obligated to do so under the Exchange Act, the Required Reports will not be required to (i) comply with Section 302 or Section 404 of the Sarbanes-Oxley Act of 2002, or related Items 307 and 308 of Regulation S-K promulgated by the SEC, or Items 301 or 302 of Regulation S-K or Item 10(e) of Regulation S-K (with respect to any non-GAAP financial measures contained therein), in each case, as in effect on the Issue Date, or (ii) contain the separate financial information for Guarantors contemplated by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X promulgated by the SEC (or any similar successor provision), including the financial information of Reach Media, Inc. and its subsidiaries, if any; provided that the Required Reports will contain customary summary financial information with respect to Guarantor and Non-Guarantor Subsidiaries to the extent that a Non-Guarantor Subsidiary ceases to be an Immaterial Subsidiary.

(c) The Company shall also in any event (1) on the earlier of (a) 15 days after each Required Filing Date and (b) the 105th day after the end of each fiscal year, with respect to annual reports, or the 60th day after the end of each of the first three fiscal quarters of each fiscal year, with respect to quarterly reports, file with the Trustee, copies of the Required Reports and (2) if the SEC will not accept the filing of Required Reports by the Company, promptly upon written request, supply copies of such documents to any Holder at the Company's cost. Notwithstanding the foregoing, for purposes of this clause (c), the Company shall be deemed to have furnished such Required Reports to the Holders and the Trustee if:

(1) the Company has filed such reports with the SEC via the SEC's Electronic Data Gathering, Analysis, and Retrieval Filing System (EDGAR) and such reports are publicly available; or

(2) the Company is not subject to Sections 13(a) or 15(d) of the Exchange Act, and the SEC will not accept Required Reports for filing, and it has posted such Required Reports on its website and such Required Reports are publicly available.

(d) Notwithstanding any of the foregoing, if the Company designates any of its Subsidiaries as Unrestricted Subsidiaries at any time following the Issue Date that, individually or in the aggregate, with any other Subsidiary designated by the Company as an Unrestricted Subsidiary at any time after the Issue Date, would constitute a Significant Subsidiary, then the Company's quarterly and annual financial information required by clauses (a), (b) and (c) of this Section 4.03 will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries of the Company.

(e) The Company shall make available to any prospective purchaser of Notes or beneficial owner of Notes in connection with any sale of Notes the information required by Rule 144A(d)(4) under the Securities Act so long as such Notes are not freely transferable under the Securities Act.

(f) It is understood that the Trustee shall have no obligation whatsoever to determine whether or not such information, documents or reports have been posted on the Company's website or filed with the SEC. The posting or delivery of any such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of the covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on an Officer's Certificate).

Section 4.04 *Compliance Certificate*.

(a) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer's Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company and its Subsidiaries, as applicable, have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

(b) So long as any of the Notes are outstanding, the Company will deliver to the Trustee, within 30 days after the occurrence thereof, an Officer's Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Section 4.05   *Taxes.*

The Company will pay, and will cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 4.06   *Stay, Extension and Usury Laws.*

The Company and each of the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07   *Limitation on Restricted Payments.*

(a)   The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1)   declare or pay any dividend or make any distribution on or in respect of the Company's or any Restricted Subsidiary's Capital Stock (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

(A)   dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

(B)   dividends or distributions payable to the Company or a Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than the Company or another Restricted Subsidiary on no more than a pro rata basis);

(2)   purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any Parent Company of the Company held by Persons other than the Company or a Restricted Subsidiary;

(3)   purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness, (other than (a) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase, redemption, defeasance, payment, repayment or other acquisition or retirement, or (b) any Indebtedness Incurred pursuant to Sections 4.09(b)(2) or 4.09(b)(4) hereof); or

(4)   make any Restricted Investment;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) are referred to herein as a "*Restricted Payment*"), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(A) an Event of Default shall have occurred and be continuing (or would result immediately thereafter therefrom);

(B) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to Section 4.09(a) hereof after giving effect, on a pro forma basis, to such Restricted Payment; and

(C) the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to the Issue Date (and not returned or rescinded) (including Permitted Payments permitted by clauses (1)(a) (without duplication) and (6) of Section 4.07(b) hereof, but excluding all other Restricted Payments permitted by 4.07(b) hereof) would exceed the sum of (without duplication):

(i) 100% of Consolidated Cash Flow for the period (treated as one accounting period) from the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal consolidated financial statements of the Company are available (or, in the case such Consolidated Cash Flow for such period is a deficit, minus 100% of such deficit) less 1.4 times Consolidated Interest Expense for the same period;

(ii) 100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Company from the issue or sale of its Capital Stock, as a result of a merger or consolidation with another Person or otherwise contributed to the equity (in each case, other than through the issuance of Disqualified Stock) of the Company or a Restricted Subsidiary (including the aggregate amount of any Indebtedness of the Company or a Restricted Subsidiary contributed to the Company or a Restricted Subsidiary for cancellation) subsequent to the Issue Date (other than (x) Net Cash Proceeds or property or assets or marketable securities received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of its employees to the extent funded by the Company or any Restricted Subsidiary, (y) Net Cash Proceeds or property or assets or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on clause (6) of Section 4.07(b) hereof) and (z) Excluded Contributions;

(iii) 100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary from the issuance or sale (other than to the Company or a Restricted Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of their employees to the extent funded by the Company or any Restricted Subsidiary) by the Company or any Restricted Subsidiary subsequent to the Issue Date of any Indebtedness or Disqualified Stock that has been converted into or exchanged for Capital Stock of the Company (other than Disqualified Stock) plus, without duplication, the amount of any cash, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary upon such conversion or exchange;

(iv) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by means of: (i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after the Issue Date; or (ii) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary, or a distribution from an Unrestricted Subsidiary (other than in each case to the extent of the amount of the Investment in such Unrestricted Subsidiary made by the Company or a Restricted Subsidiary pursuant to clause (12) of Section 4.07(b) hereof or to the extent of the amount of the Investment that constituted a Permitted Investment and will increase the amount available under clause (12) of Section 4.07(b) hereof or the applicable clause of the definition of "Permitted Investment") or a dividend from an Unrestricted Subsidiary, after the Issue Date; and

(v) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into the Company or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Company or a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred), as determined in good faith of the Company at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger or consolidation or transfer of assets (after taking into consideration any Indebtedness associated with the Unrestricted Subsidiary so designated or merged or consolidated or Indebtedness associated with the assets so transferred), other than to the extent of the amount of the Investment in such Unrestricted Subsidiary made by the Company or a Restricted Subsidiary pursuant to clause (12) of Section 4.07(b) hereof or to the extent of the amount of the Investment that constituted a Permitted Investment and will increase the amount available under clause (12) of the next succeeding paragraph or the applicable clause of the definition of "Permitted Investment".

(b) The provisions of Section 4.07(a) hereof will not prohibit any of the following (collectively, "*Permitted Payments*"):

(1) (A) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Indenture or (B) the redemption, repurchase or retirement of Indebtedness if, at the date of any irrevocable redemption notice, such payment would have complied with the provisions of this Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to the Company or a Restricted Subsidiary) of Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; *provided*, that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (C)(ii) of Section 4.07(a) hereof;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to Section 4.09 hereof;

(4) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock of the Company or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to Section 4.09 hereof;

(5) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary:

(A) from Net Available Cash, but only if the Company shall have first complied with Section 4.10 hereof and purchased all Notes tendered pursuant to any offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock; or

(B) to the extent required by the agreement governing such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, following the occurrence of a Change of Control (or other similar event described therein as a "change of control"), but only if the Company shall have first complied with Section 4.15 hereof and purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock; or

(C) consisting of Acquired Indebtedness (other than Indebtedness Incurred (i) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary or (ii) otherwise in connection with or contemplation of such acquisition);

(6) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Capital Stock (other than Disqualified Stock) of the Company or its Subsidiaries held by any future, present or former employee, director or consultant of the Company or any of its Subsidiaries (or permitted transferees, assigns, estates, trusts or heirs of such employee, director or consultant) either pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or upon the termination of such employee, director or consultant's employment or directorship; *provided, however*, that the aggregate Restricted Payments made under this clause do not exceed the greater of (a) $5.0 million and (b) 0.5% of Total Assets in any calendar year thereafter (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of the greater of (a) $10.0 million and (b) 1.00% of Total Assets in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

    (A) the cash proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company to members of management, directors or consultants of the Company or any of its Subsidiaries that occurred after the Issue Date, to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (C) of Section 4.07(a) hereof; plus

    (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date; less

    (C) the amount of any Restricted Payments made in previous calendar years pursuant to clauses (a) and (b) of this clause;

and *provided further* that (i) cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from members of management, directors, employees or consultants of the Company or its Restricted Subsidiaries in connection with a repurchase of Capital Stock of the Company and (ii) the purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise, conversion or exchange of stock options, warrants, equity-based awards or other rights in respect thereof or similar instruments if such Capital Stock represents all or a portion of the exercise price thereof and payments, in lieu of the issuance of fractional shares of such Capital Stock or withholding to pay withholding or similar taxes payable in connection therewith, in the case of each of clauses (i) and (ii), will not be deemed to constitute a Restricted Payment for purposes of this Section 4.07 or any other provision of this Indenture;

(7)   the declaration and payment of dividends on Disqualified Stock of the Company or any Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of Section 4.09 hereof;

(8)   so long as no Event of Default has occurred and is continuing (or would result therefrom) and the Liquidity Amount, calculated on a pro forma basis after giving effect to any Restricted Payment made pursuant to this clause (8), is not less than $20.0 million, purchases, redemptions, defeasances or other acquisitions or retirement for value of, the Company's common stock (or a Restricted Payment to any direct or indirect parent of the Company to fund such company's purchase, redemption, defeasance or other acquisition or retirement for value of such company's common stock) in an amount not to exceed the greater of (a) $10.0 million and (b) 1.00% of Total Assets;

(9)   Restricted Payments in an aggregate amount equal to the amount of Excluded Contributions previously received by the Company;

(10)   (a) purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock (i) deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof (ii) in lieu of fractional shares of Capital Stock in connection with any stock split, reverse stock split, stock division or stock combination and (b) payments or distributions to dissenting stockholders pursuant to applicable law (including in connection with, or as a result of, exercise of dissenters' or appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a merger, amalgamation, consolidation or transfer of assets that complies with Section 5.01 hereof;

(11)   distributions, by dividend or otherwise, or other transfer or disposition of Capital Stock of or Equity Interests in, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries (unless the Unrestricted Subsidiary's principal asset is cash and Cash Equivalents);

(12)   so long as no Default or Event of Default has occurred and is continuing (or would result from), (i) Restricted Payments (including loans or advances) in an aggregate amount outstanding at the time made not to exceed the greater of (a) $25.0 million and (b) 2.50% of Total Assets at such time and (ii) any Restricted Payments, so long as, immediately after giving pro forma effect to the payment of any such Restricted Payment and the incurrence of any Indebtedness the net proceeds of which are used to make such Restricted Payment, the Leverage Ratio shall be no greater than 4.00 to 1.00;

(13)   distributions or payments of Securitization Fees, sales contributions and other transfers of Securitization Assets or Receivables Assets and purchases of Securitization Assets or Receivables Assets pursuant to a Securitization Repurchase Obligation, in each case in connection with a Qualified Securitization Financing or Receivables Facility; and

(14)   any payments in connection with the Refinancing Transactions and the costs, fees, expenses and charges (including all legal, accounting and other professional fees, rating agency fees, deferred finance costs) related thereto.

For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment meets the criteria of more than one of the categories of Permitted Payments described in clauses (1) through (14) above, or is permitted pursuant to Section 4.07(a) hereof and/or one or more of the clauses contained in the definition of "Permitted Investment," the Company will be entitled to classify such Restricted Payment or Investment (or portion thereof) on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this Section 4.07, including as an Investment pursuant to one or more of the clauses contained in the definition of "Permitted Investment".

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be their face amount, and the fair market value of any non-cash Restricted Payment, property or assets other than cash shall be determined conclusively by the Board of Directors of the Company acting in good faith.

If the Company or a Restricted Subsidiary makes a Restricted Payment which at the time of the making of such Restricted Payment would in the good faith determination of the Company be permitted under the provisions of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Consolidated Net Income or Consolidated Cash Flow of the Company for any period or Total Assets as of any date.

Section 4.08   *Limitation on Restrictions on Distributions from Restricted Subsidiaries.*

(a)   The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1)   pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary;

(2)   make any loans or advances to the Company or any Restricted Subsidiary; or

(3)   sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary;

(b)   *provided* that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

(c)   The provisions of Section 4.08(a) hereof will not prohibit:

(1)   any encumbrance or restriction pursuant to (a) any Credit Facility (including any ABL Credit Facility) or (b) any other agreement or instrument in effect at or entered into on the Issue Date (or otherwise required as of the Issue Date);

(2)   this Indenture, the Security Documents, the Notes and the Note Guarantees;

(3)   encumbrances or restrictions pursuant to or arising or existing by reason of applicable law or any applicable rule, regulation or order, or required by any regulatory authority;

(4)   any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Company or was merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary or entered into in contemplation of or in connection with such transaction) and outstanding on such date; provided that, for the purposes of this clause, if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Company or any Restricted Subsidiary when such Person becomes the Successor Company;

(5)   any encumbrance or restriction:

(A)   that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract or agreement, or the assignment or transfer of any lease, license or other contract or agreement;

(B)   contained in mortgages, pledges, charges or other security agreements permitted under this Indenture or securing Indebtedness of the Company or a Restricted Subsidiary permitted under this Indenture to the extent such encumbrances or restrictions restrict the transfer or encumbrance of the property or assets subject to such mortgages, pledges, charges or other security agreements;

(C)   contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Company or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business or consistent with past practice; *provided* that such agreement prohibits the encumbrance of solely the property or assets of the Company or such Restricted Subsidiary that are subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Company or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary; or

(D)   pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(6)   any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under this Indenture, in each case, that impose encumbrances or restrictions on the property so acquired;

(7)   any encumbrance or restriction imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Stock or assets of the Company or any Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(8)   customary provisions in leases, licenses, joint venture agreements and other similar agreements and instruments;

(9)   any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(10)   any encumbrance or restriction pursuant to Hedging Obligations and Cash Management Services;

(11)   any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of Section 4.09 hereof if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders than the encumbrances and restrictions contained in comparable financings (as determined in good faith by the Company), together with the security documentation associated therewith as in effect on the Issue Date;

(12)   any encumbrance or restriction existing by reason of any lien permitted by Section 4.12 hereof;

(13)   restrictions created in connection with any Qualified Securitization Financing or Receivables Facility that, in the good faith determination of the Company, are necessary or advisable to effect such Securitization Facility or Receivables Facility;

(14)   any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, restates, replaces, restructures or refinances, an agreement or instrument referred to in clauses (1) to (13) of this Section 4.08(b) or this clause (14) (an "*Initial Agreement*") or contained in any amendment,

supplement, extension, renewal, restatement, replacement, restructuring or other modification to an agreement referred to in clauses (1) to (13) of this Section 4.08(b) or this clause (14); *provided, however*, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no materially less favorable to the Holders taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates (as determined in good faith by the Company).

(d)   For purposes of determining compliance with this Section 4.08, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions on Capital Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Company or a Restricted Subsidiary of the Company of other Indebtedness Incurred by the Company or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Section 4.09　　　*Limitation on Indebtedness.*

(a)　　　The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); *provided, however*, that, subject to Section 4.09(c) hereof, the Company and any of its Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness) if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), the Leverage Ratio for the Company and its Restricted Subsidiaries is no greater than 6.50 to 1.00.

(b)　　　The provisions of Section 4.09(a) hereof will not prohibit the Incurrence of the following Indebtedness ("*Permitted Indebtedness*"):

(1)　　　[RESERVED];

(2)　　　Indebtedness Incurred pursuant to the ABL Credit Facility, and any Refinancing Indebtedness in respect thereof and Guarantees in respect of such Indebtedness in a maximum aggregate principal amount not exceeding at the time of incurrence the greater of (a) $50.0 million and (b) the Borrowing Base, and any Refinancing Indebtedness in respect thereof;

(3)　　　Guarantees by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Guarantor so long as the Incurrence of such Indebtedness is permitted under the terms of this Indenture;

(4)　　　Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; *provided, however*, that:

(A)　　　if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor;

(B)　　　any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(C)　　　any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company, shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

(5)   (a) Indebtedness represented by the Notes (other than any Additional Notes), including any Note Guarantee thereof, (b) any Indebtedness outstanding on the Issue Date being purchased, repurchased, repaid, pre-paid, satisfied, defeased, redeemed or otherwise acquired or retired for value as part of the Refinancing Transactions, (c) any other Indebtedness outstanding on the issue date (other than Indebtedness described in clauses (2), 5(a) and 5(b) of this Section 4.09(b)), (d) Refinancing Indebtedness Incurred by the Company or any Restricted Subsidiary in respect of any Indebtedness described in this clause (5)(a), 5(c), (6) or (10) of this Section 4.09(b) or Incurred pursuant to Section 4.09(a) hereof, and (e) Management Advances;

(6)   Indebtedness of (x) the Company or any Restricted Subsidiary Incurred or issued to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into or consolidated with the Company or a Restricted Subsidiary in accordance with the terms of the indenture; provided that after giving effect to such acquisition, merger or consolidation, either

(A)   the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in Section 4.09(a) hereof;

(B)   the Leverage Ratio of the Company would not be greater than immediately prior to such acquisition, merger or consolidation; or

(C)   such Indebtedness constitutes Acquired Indebtedness (other than Indebtedness incurred in contemplation of the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary); *provided* that, in the case of this clause (c), the only obligors with respect to such Indebtedness shall be those Persons who were obligors of such Indebtedness prior to such acquisition, merger, amalgamation or consolidation;

(7)   Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(8)   Indebtedness incurred by the Company or any Restricted Subsidiary represented by Capitalized Lease Obligations or Purchase Money Obligations in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding and any Refinancing Indebtedness does not exceed the greater of (a) $20.0 million and (b) 2.00% of Total Assets at the time of incurrence, and any Refinancing Indebtedness in respect thereof;

(9)   Indebtedness in respect of (a) workers' compensation claims, health, disability or other employee benefits, property, casualty or liability insurance, self-insurance obligations, customer guarantees, performance, indemnity, surety, judgment, appeal, advance payment, customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Company or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business, (b) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; *provided, however*, that such Indebtedness is extinguished within five Business Days of Incurrence; (c) customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased in the ordinary course of business; and (d) letters of credit, bankers' acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business;

(10)   Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of earn-outs or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); provided that the maximum liability of the Company and its Restricted Subsidiaries in respect of all such Indebtedness in connection with a disposition shall at no time exceed the gross proceeds, including the fair market value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(11)   Indebtedness in respect of any Qualified Securitization Financing or any Receivables Facility;

(12)   (a) Indebtedness consisting of promissory notes issued by the Company or any of its Subsidiaries to any current or former employee, director or consultant of the Company or any of its Subsidiaries (or permitted transferees, assigns, estates, or heirs of such employee, director or consultant), to finance the purchase or redemption of Capital Stock of the Company or any of its Subsidiaries that is permitted by Section 4.07 hereof and (b) Indebtedness consisting of obligations under deferred compensation or any other similar arrangements incurred in the ordinary course of business, consistent with past practice or in connection with any Investment or any acquisition (by merger, consolidation, amalgamation or otherwise);

(13)   Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, Incurred in the ordinary course of business;

(14)   Indebtedness of the Company or any Restricted Subsidiary to the extent the proceeds of such Indebtedness are deposited and used to defease or satisfy and discharge the Notes pursuant to Articles 8 or 12 hereof, as applicable;

(15)   Preferred Stock, Designated Preferred Stock and Disqualified Stock in an aggregate amount not to exceed the greater of (a) $30.0 million and (b) the 3.00% of Total Assets, *provided* that no Event of Default has occurred and is continuing or would result from the incurrence thereof; and

(16)   Indebtedness in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, will not exceed the greater of (a) $40.0 million and (b) 3.25% of Total Assets at the time of incurrence, and any Refinancing Indebtedness in respect thereof.

(c)   Non-Guarantor Subsidiaries may not Incur Indebtedness or issue Disqualified Stock or Preferred Stock under Section 4.09(a) or Section 4.09(b)(16) hereof if, after giving pro forma effect to such incurrence or issuance (including a pro forma application of the net proceeds therefrom), the aggregate amount of Indebtedness, Disqualified Stock and Preferred Stock of Non-Guarantor Subsidiaries incurred or issued pursuant to Section 4.09(a) hereof and clause (16) of Section 4.09(b) hereof, collectively, would exceed the greater of (a) $20.0 million and (b) 2.00% of Total Assets at the time of incurrence

(d)   For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with this Section 4.09:

(1)   in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 4.09(a) or (b) hereof, the Company, in its sole discretion, will classify, and may from time to time reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the clauses of Section 4.09(b) or Section 4.09(a) hereof, *provided, however*, any Indebtedness outstanding immediately prior to the Issue Date which at such time is classified as having been Incurred under one of the clauses of Section 4.09(b) hereof cannot be on or after the Issue Date classified as Indebtedness under Section 4.09(a) hereof;

(2)   additionally, all or any portion of any item of Indebtedness may later be classified as having been Incurred pursuant to any type of Indebtedness described in Section 4.09(a) or Section 4.09(b) hereof so long as such Indebtedness is permitted to be Incurred pursuant to such provision at the time of reclassification, (it being understood that any Indebtedness incurred pursuant to one of the clauses of Section 4.09(b) shall cease to be deemed incurred or outstanding for purposes of such clause but shall be deemed incurred for the purposes of Section 4.09(a) from and after the first date on which the Company or its Restricted Subsidiaries could have incurred such Indebtedness under Section 4.09(a) hereof without reliance on such clause);

(3)   Indebtedness outstanding on the Issue Date under the ABL Credit Agreement shall initially be deemed to be Incurred on the Issue Date under clause (2) of Section 4.09(b) hereof;

(4)   Guarantees of, or obligations in respect of letters of credit, bankers' acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(5)   if obligations in respect of letters of credit, bankers' acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to any clause of Section 4.09(b) or Section 4.09(a) hereof and the letters of credit, bankers' acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(6)   the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(7)   in the case of any Refinancing Indebtedness, when measuring the outstanding amount of such Indebtedness, such amount shall not include the aggregate amount of accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing; and

(8)   the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of GAAP.

(e)   The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; *provided*, *however*, that (a) no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor solely by virtue of being unsecured or by virtue of being secured on a junior priority basis and (b) no Indebtedness will be deemed contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor solely because it is secured by different collateral or because it is guaranteed by different obligors.

(f)   Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in GAAP, will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.09 and Section 4.12 hereof. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of the Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness.

(g)   If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 4.09, the Company shall be in default of this Section 4.09).

(h)   Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Section 4.10   *Limitation on Sales of Assets and Subsidiary Stock.*

(a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)   the Company or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors of the Company, of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(2)   in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3)   an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be, at its option, to permanently reduce:

(A)   Obligations constituting Parity Lien Obligations (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto); provided that (x) to the extent that the terms of Parity Lien Obligations (other than Obligations under the Notes) require that such Parity Lien Obligations be repaid with the Net Proceeds of Asset Dispositions prior to repayment of other Indebtedness (including the Notes), the Company and its Restricted Subsidiaries shall be entitled to repay such other Parity Lien Obligations prior to repaying the Obligations under the Notes and (y) except as provided in the foregoing clause (x), if the Company or any Restricted Subsidiary shall so reduce Parity Lien Obligations, the Company will equally and ratably reduce Obligations under the Notes as provided in Section 3.07 hereof through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth herein for an Asset Disposition Offer) to all Holders to purchase their Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the principal amount of Notes so purchased;

(B)   Obligations ranking pari passu with the Notes other than Parity Lien Obligations so long as the relevant Net Proceeds are received with respect to non-Collateral; *provided* that if the Company or any Restricted Subsidiary shall so reduce any such pari passu Obligations, the Company will equally and ratably reduce Obligations under the Notes in any manner set forth in clause (a) above;

(C)   Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or another Restricted Subsidiary;

(D)   to the extent the Company or such Restricted Subsidiary elects, to invest in or commit to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within 365 days from the later of (i) the date of such Asset Disposition and (ii) the receipt of such Net Available Cash; *provided, however*, that any such reinvestment in Additional Assets made pursuant to a definitive binding agreement or a commitment approved by the Board of Directors of the Company that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 180 days of such 365th day; *provided, further, however*, that the Additional Assets (including Capital Stock) acquired with the Net Available Cash of a disposition of Collateral are pledged as Collateral to the extent required under the Security Documents; or

(E)   any combination of the foregoing;

provided that, pending the final application of any such Net Available Cash, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise use such Net Available Cash in any manner not prohibited by this Indenture.

(b) Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied or invested as provided in Section 4.10(a) hereof will be deemed to constitute "*Excess Proceeds*" hereunder. On the 366th day after an Asset Disposition, if the aggregate amount of Excess Proceeds hereunder exceeds the greater of $15.0 million or (b) 1.25% of Total Assets at such time, the Company will within 30 Business Days be required to make an Asset Disposition Offer to all Holders of Notes issued under this Indenture and, to the extent required by the terms of any Pari Passu Indebtedness, to all holders of other outstanding Pari Passu Indebtedness, to purchase the maximum principal amount of Notes and any such Pari Passu Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in respect of the Notes in an amount equal to 100% of the principal amount of the Notes and Pari Passu Indebtedness, in each case, plus accrued and unpaid interest, if any, to, but not including, the date of purchase, in accordance with the procedures set forth in Section 3.10 hereof or the agreements governing the Pari Passu Indebtedness, as applicable, and, with respect to the Notes, in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. The Company will deliver notice of such Asset Disposition Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, describing the transaction or transactions that constitute the Asset Disposition and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by this Indenture and described in such notice. The Company may satisfy its obligation to make an Asset Disposition Offer with respect to any Net Available Cash of any Asset Disposition by making an Asset Disposition Offer with respect to such Net Available Cash prior to the expiration of the 365-day period.

(c) To the extent that the aggregate amount of Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose not prohibited by this Indenture. If the aggregate principal amount of the Notes surrendered in any Asset Disposition Offer by Holders and other Pari Passu Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Excess Proceeds shall be allocated among the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Indebtedness, provided that no Notes or other Pari Passu Indebtedness will be selected and purchased in an unauthorized denomination. Upon completion of any Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

(d) To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than U.S. dollars, the amount thereof payable in respect of the Notes shall not exceed the net amount of funds in U.S. dollars that is actually received by the Company upon converting such portion into U.S. dollars.

(e) For the purposes of Section 4.10(a)(2) hereof, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness or other liabilities of the Company or a Restricted Subsidiary (other than Subordinated Indebtedness of the Company or a Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(2) securities, notes or other obligations received by the Company or any Restricted Subsidiary of the Company from the transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4) consideration consisting of Indebtedness of the Company (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not the Company or any Restricted Subsidiary; and

(5) any Designated Non-Cash Consideration received by the Company or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 4.10 that is at that time outstanding, not to exceed the greater of (a) $30.0 million and (b) 2.50% of Total Assets (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(f) The Company will comply to the extent applicable with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with each repurchase of Notes pursuant to this Section 4.10. To the extent that the provisions of any securities laws or regulations conflict with the provisions of Section 3.10 hereof or this Section 4.10, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under Section 3.10 hereof or this Section 4.10 by virtue of such compliance.

Section 4.11 *Limitation on Affiliate Transactions*.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "*Affiliate Transaction*") involving aggregate value in excess of the greater of (a) $10.0 million and (b) 1.00% of Total Assets at such time unless:

(1) the terms of such Affiliate Transaction taken as a whole are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm's length dealings with a Person who is not such an Affiliate; and

(2) with respect to any Affiliate Transaction or series of Affiliate Transactions involving an aggregate value in excess of $10.0 million, the Company delivers to the Trustee an Officer's Certificate stating that the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company; and

Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in clause (2) of this Section 4.11(a) if such Affiliate Transaction is approved by a majority of the Disinterested Directors, if any.

(b) The provisions of Section 4.11(a) hereof will not apply to:

(1) any Restricted Payment permitted to be made pursuant to Section 4.07 hereof or any Permitted Investment;

(2) (a) any issuance, transfer or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, or amendments or modifications to, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Company, any Restricted Subsidiary or any Parent Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultants' plans (including valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) or indemnities provided on behalf of officers, employees, directors or consultants approved by the Board of Directors of the Company, and (b) directors' qualifying shares and shares issued to foreign nationals as required under applicable law, in each case in the ordinary course of business;

(3) any Management Advances and any waiver or transaction with respect thereto;

(4) any transaction between or among the Company and any Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries;

(5) the payment of compensation, reasonable fees and reimbursement of expenses to, employment and severance arrangements with, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, officers, consultants or employees of the Company or any Restricted Subsidiary of the Company (whether directly or indirectly and including through any Person owned or controlled by any of such directors, officers or employees);

(6) the entry into and performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Issue Date, as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this Section 4.11 or to the extent not more disadvantageous to the Holders in any material respect in the reasonable determination of the Company when taken as a whole as compared to the applicable agreement as in effect on the Issue Date;

(7) any transaction effected as part of a Qualified Securitization Financing or Receivables Facility, any disposition or acquisition of Securitization Assets, Receivables Assets or related assets in connection with any Qualified Securitization Financing or Receivables Facility;

(8) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business, which are fair to the Company or the relevant Restricted Subsidiary in the reasonable determination of the Board of Directors or the senior management of the Company or the relevant Restricted Subsidiary, or are on terms, taken as a whole, no less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(9) any transaction between or among the Company or any Restricted Subsidiary and any Affiliate of the Company or similar entity (including a joint venture or an Unrestricted Subsidiary) that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Affiliate or similar entity or any Affiliate of the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Affiliate or similar entity;

(10) issuances or sales of Capital Stock (other than Disqualified Stock) of the Company or any of its Restricted Subsidiaries or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights in connection therewith or any contribution to capital of the Company or any Restricted Subsidiary;

(11) transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of Section 4.11(a) hereof;

(12) the existence of, or the performance by the Company or any Restricted Subsidiary of its obligations under the terms of, any equityholders agreement (including any registration rights agreement or purchase agreements related thereto) to which it is party as of the Issue Date and any similar agreement that it may enter into thereafter; *provided, however*, that the existence of, or the performance by the Company or any Restricted Subsidiary of its obligations under any future amendment to the equityholders' agreement or under any similar agreement entered into after the Issue Date will only be permitted under this clause to the extent that the terms of any such amendment or new agreement, in the reasonable determination of the Company when taken as a whole, are not otherwise disadvantageous to the Holders in any material respects;

(13) any purchases by the Company's Affiliates of Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Company's Affiliates; provided that such purchases by the Company's Affiliates are on the same terms as such purchases by such Persons who are not the Company's Affiliates;

(14) the payment of fees, costs and expenses related to registration rights and indemnities provided to equityholders pursuant to equityholders, investor rights, registration rights or similar agreements;

(15) (i) investments by Affiliates in securities or loans of the Company or any of the Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Affiliates in connection therewith) so long as the investment is being offered by the Company or such Restricted Subsidiary generally to other non-affiliated third party investors on the same or more favorable terms and (ii) payments to Affiliates in respect of securities or loans of the Company or any of the Restricted Subsidiaries contemplated in the foregoing subclause (i) or that were acquired from Persons other than the Company and its Restricted Subsidiaries, in each case, in accordance with the terms of such securities or loans;

(16) payments to or from, and transactions with, any Subsidiary or any joint venture in the ordinary course of business or consistent with past practice (including any cash management arrangements or activities related thereto); and

(17) the Refinancing Transactions and the payment of all costs, fees, expenses and charges (including all legal, accounting and other professional fees, rating agency fees, deferred finance costs) related thereto.

Section 4.12   *Limitation on Liens.*

The Company will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures Obligations under any Indebtedness or any related Guarantee of Indebtedness, on any asset or property of the Company or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom.

Section 4.13   *Business Activities.*

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Section 4.14   *Corporate Existence.*

Subject to Article 5 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect:

(1)   its corporate existence, and the corporate, partnership or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary; and

(2)   the rights (charter and statutory), licenses and franchises of the Company and its Restricted Subsidiaries; *provided, however*, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Restricted Subsidiaries, if the Board of Directors of the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Notes.

Section 4.15   *Offer to Repurchase Upon Change of Control.*

(a)   Upon the occurrence of a Change of Control, unless the Company has previously or concurrently delivered a redemption notice (that may only be conditional upon the occurrence of such Change of Control) with respect to all the outstanding Notes as set forth under Section 3.07 hereof , the Company will make an offer to purchase all of the Notes (the "*Change of Control Offer*") at a price in cash (the "*Change of Control Payment*") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of repurchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will deliver notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, describing the transaction or transactions that constitute the Change of Control and stating:

(1)   that the Change of Control Offer is being made pursuant to this Section 4.15 and that all Notes tendered will be accepted for payment;

(2)   the purchase price and the purchase date, which date shall be no earlier than 10 days and no later than 60 days from the date such notice is mailed (the "*Change of Control Payment Date*");

(3)   that any Note not tendered will continue to accrue interest;

(4)   that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

(5)   that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" attached to the Notes completed, or transfer by book-entry transfer, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6)   that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have the Notes purchased; and

(7)   that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $2,000 in principal amount or an integral multiple of $1,000 in excess thereof.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act, as applicable, and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.15, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.15 by virtue thereof.

(b)   On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)   accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)   deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3)   deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer's Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The Paying Agent will promptly mail (but in any case not later than five days after the Change of Control Payment Date) to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Prior to complying with any of the provisions of this Section 4.15, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of Notes required by this Section 4.15.

(c) Notwithstanding anything to the contrary in this Section 4.15, the Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.15 and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, (2) notice of redemption has been given pursuant to Section 3.07 hereof and, in the event that such redemption is subject to one or more conditions precedent, such conditions have been satisfied or waived or (3) in the event that, upon the consummation of such Change of Control, the Company defeases or discharges the Notes as provided for under Articles 8 or 12 hereof, as applicable.

(d) Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

(e) If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Company or such third party will have the right, upon not less than 30 nor more than 60 days' prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

Section 4.16   *[Reserved]*.

Section 4.17   *Additional Note Guarantees*.

The Company is obligated to cause (a) each Subsidiary that becomes a Wholly Owned Restricted Subsidiary after the Issue Date (other than an Excluded Subsidiary) that guarantees Indebtedness under the ABL Credit Agreement, any Parity Lien Obligations or syndicated bank indebtedness or capital markets debt securities in a principal amount in excess of the greater of (i) $10.0 million and (ii) 1.0% of Total Assets of the Company or any of its Restricted Subsidiaries (other than an Excluded Subsidiary) and (b) any Foreign Subsidiary that guarantees Indebtedness under the ABL Credit Agreement, any Parity Lien Obligations or syndicated bank indebtedness or capital markets debt securities in a principal amount in excess of the greater of $10.0 million and 1.0% of Total Assets of the Company or any of its Restricted Subsidiaries (other than an Excluded Subsidiary) to guarantee the Notes and the Company's other obligations under the indenture by executing a supplemental indenture to provide a Note Guarantee within 60 Business Days after the date its obligation to guarantee the Notes and the Company's other obligations under the Indenture arises; provided that this Section 4.17 shall not be applicable (i) to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or (ii) in the event that the Guarantee of the Company's obligations under the Notes or the Indenture by such Subsidiary would not be permitted under applicable law.

The Company may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case, such Subsidiary shall not be required to comply with the 60-day period described above and such Guarantee may be released at any time in the Company's sole discretion so long as any Indebtedness of such Subsidiary then outstanding could have been incurred by such Subsidiary (either (x) when so incurred or (y) at the time of the release of such Guarantee) assuming such Subsidiary were not a Guarantor at such time.

If any Guarantor becomes an Excluded Subsidiary, the Company shall have the right, by delivery of a supplemental indenture executed by the Company to the Trustee, to cause such Excluded Subsidiary to cease to be a Guarantor, subject to the requirement described in the first paragraph above that such Subsidiary shall be required to become a Guarantor if it ceases to be an Excluded Subsidiary (except that if such Subsidiary has been properly designated as an Unrestricted Subsidiary it shall not be so required to become a Guarantor or execute a supplemental indenture); *provided* that such Excluded Subsidiary shall not be permitted to Guarantee any Credit Facility incurred pursuant to Section 4.09(b)(2) hereof or capital markets debt securities of the Company or the other Guarantors, unless it again becomes a Guarantor.

Section 4.18   *Designation of Restricted and Unrestricted Subsidiaries*.

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause an Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 4.07 hereof or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause an Event of Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officer's Certificate certifying that such designation complies with the preceding conditions and was permitted by Section 4.07 hereof. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be Incurred as of such date under Section 4.09 hereof, the Company will be in default of Section 4.09 hereof.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; *provided* that such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 4.09 hereof, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Event of Default would be in existence following such designation. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors of the Company giving effect to such designation and an Officer's Certificate certifying that such designation complies with the preceding conditions.

Section 4.19   *Suspension of Covenants on Achievement of Investment Grade Status.*

(a)   Following the first day:

     (1)   the Notes have achieved Investment Grade Status; and

     (2)   no Default or Event of Default has occurred and is continuing under this Indenture,

then, beginning on that day and continuing until the Reversion Date (as defined below), the Company and its Restricted Subsidiaries will not be subject to the following provisions (collectively, the "*Suspended Covenants*"):

        (i)   Section 4.07;

        (ii)   Section 4.08;

        (iii)   Section 4.09;

        (iv)   Section 4.10;

        (v)   Section 4.11;

        (vi)   Section 4.13;

        (vii)   Section 4.15;

        (viii)   Section 4.17; and

        (ix)   Section 5.01(3).

(b)   If at any time the Notes cease to have such Investment Grade Status or if a Default or Event of Default occurs and is continuing, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the "*Reversion Date*") and be applicable pursuant to the terms hereof (including in connection with performing any calculation or assessment to determine compliance with the terms hereof), unless and until the Notes subsequently attain Investment Grade Status and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Status and no Default or Event of Default is in existence); *provided, however*, that no Default, Event of Default or breach of any kind shall be deemed to exist under this Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period (as defined below), or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reversion Date is referred to as the "*Suspension Period*."

(c)   On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be classified to have been Incurred pursuant to Section 4.09(a) hereof or one of the clauses set forth in Section 4.09(b) hereof (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to the Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to Sections 4.09(a) or (b), such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4)(b) of Section 4.09(b) hereof. Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.07 hereof will be made as though Section 4.07 had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under Section 4.07(a). In addition, any future obligation to grant further Guarantees shall be released. All such further obligation to grant Guarantees shall be reinstated upon the Reversion Date.

ARTICLE 5
SUCCESSORS

Section 5.01 *Merger, Consolidation or Sale of Assets*.

The Company will not consolidate with or merge with or into, or sell, convey, transfer or lease all or substantially all its assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) to, any Person, unless:

(1) the resulting, surviving or transferee Person (the "*Successor Company*") will be a Person organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia (provided that where the continuing Person is not a corporation, a co-obligor of the Notes is a corporation that is a Wholly Owned Restricted Subsidiary) and the Successor Company (if not the Company) will expressly assume, by supplemental indenture (or other joinder agreement, as applicable), executed and delivered to the Trustee, all the obligations of the Company under the Notes, this Indenture and the Security Documents;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, either (a) the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to Section 4.09(a) hereof or (b) the Leverage Ratio would not be greater than it was immediately prior to giving effect to such transaction; and

(4) the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture and an Opinion of Counsel to the effect that such supplemental indenture (if any) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Company provided that in giving an Opinion of Counsel, counsel may rely on an Officer's Certificate as to any matters of fact, including as to satisfaction of clauses (2) and (3) above.

For purposes of this Section 5.01, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Notwithstanding clauses (2), (3) and (4) of this Section 5.01 (which do not apply to transactions referred to in this sentence), (a) any Restricted Subsidiary of the Company may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Company and (b) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to any other Restricted Subsidiary. Notwithstanding clauses (2) and (3) of this Section 5.01 (which do not apply to the transactions referred to in this sentence), the Company may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Company, reincorporating the Company in another jurisdiction, or changing the legal form of the Company.

The foregoing provisions (other than the requirements of clause (2) of this Section) shall not apply to the creation of a new Subsidiary as a Restricted Subsidiary of the Company.

Section 5.02 *Successor Corporation Substituted*.

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Company in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof, the successor Person formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the "Company" shall refer instead to the successor Person and not to the Company), and may exercise every right and power of the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; *provided, however*, that the predecessor Company shall not be relieved from the obligation to pay the principal of, premium on, if any, and interest, if any, on, the Notes except in the case of a lease of all or substantially all of such successor Person's assets in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof.

ARTICLE 6
DEFAULTS AND REMEDIES

Section 6.01   *Events of Default*.

Each of the following is an "*Event of Default*":

(1)   default in any payment of interest on any Note when due and payable, continued for 30 days;

(2)   default in the payment of the principal amount of or premium, if any, on any Note issued under this Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)   failure to comply with the Company's agreements or obligations contained in this Indenture or the Security Documents for 60 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in principal amount of the outstanding Notes (with a copy to the Trustee) which notice requires that the default be remedied and states that it is a notice of default under this Indenture; *provided* that the Company shall have 120 days after the receipt of such notice to remedy, or receive a waiver for, a failure to comply with Section 4.03 hereof

(4)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company any of its Restricted Subsidiaries) other than Indebtedness owed to the Company or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

    (A)   is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness (a "*payment default*"); or

    (B)   results in the acceleration of such Indebtedness prior to its stated final maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates to the greater of (a) $20.0 million or (b) 2.00% of Total Assets or more at any one time;

(5)   the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary:

    (A)   commences a voluntary case,

    (B)   consents to the entry of an order for relief against it in an involuntary case,

    (C)   consents to the appointment of a custodian of it or for all or substantially all of its property,

    (D)   makes a general assignment for the benefit of its creditors, or

    (E)   generally is not paying its debts as they become due;

(6)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

    (A)   is for relief against the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary in an involuntary case;

    (B)   appoints a custodian of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary; or

    (C)   orders the liquidation of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; or

(7)   failure by the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Company for a fiscal period end provided as required under Section 4.03 hereof) would constitute a Significant Subsidiary), to pay final judgments aggregating in excess of the greater of (a) $20.0 million and (b) 2.00% of Total Assets other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy companies, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; and

(8)   any Guarantee of the Notes ceases to be in full force and effect, other than in accordance with the terms of this Indenture or a Guarantor denies or disaffirms its obligations under its Guarantee of the Notes, other than in accordance with the terms thereof or upon release of such Guarantee in accordance with this Indenture; and

(9)   with respect to any Collateral constituting more than $10.0 million individually or in the aggregate, any of the Security Documents ceases to be in full force and effect, or any of the Security Documents ceases to give the Holders of the Notes the Liens purported to be created thereby, or any of the Security Documents is declared null and void or the Company or any Restricted Subsidiary denies in writing that it has any further liability under any Security Document or gives written notice to such effect (in each case (i) other than in accordance with the terms of this Indenture or the terms of the Security Documents, (ii) except to the extent that any such cessation of the Liens results from the failure of the Applicable Parity Lien Representative, as the case may be, to maintain possession of certificates actually delivered to it representing securities pledged under the Security Documents or to file Uniform Commercial Code continuation statements, (iii) except as to Collateral consisting of real property to the extent that such losses are covered by a lender's title insurance policy and such insurer has not denied or failed to acknowledge coverage or (iv) unless waived by the requisite lenders under any Credit Facility if, after that waiver, the Company is in compliance with Article 10 hereof); *provided* that if a failure of the sort described in this clause (9) is susceptible of cure, no Event of Default shall arise under this clause (9) with respect thereto until 30 days after written notice of such failure shall have been given to the Company by the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes issued under this Indenture.

However, a default under clause (3), (4) or (6) of this Section 6.01 will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company (with a copy to the Trustee) of the default, with respect to clauses (3) and (6), and the Company does not cure such default within the time specified in clause (3) or (6) of this Section 6.01 after receipt of such notice. Any notice of Default, notice of acceleration or instruction to the Trustee to provide a notice of Default, notice of acceleration or take any other action (a "*Noteholder Direction*") provided by any one or more Holders (each a "*Directing Holder*") must be accompanied by a written representation from each such Holder delivered to the Company and the Trustee that such Holder is not (or, in the case such Holder is DTC or its nominee, that such Holder is being instructed solely by beneficial owners that have represented to such Holder that they are not) Net Short (a "*Position Representation*"), which representation, in the case of a Noteholder Direction relating to the delivery of a notice of Default (a "*Default Direction*") shall be deemed a continuing representation until the resulting Event of Default is cured or otherwise ceases to exist or the Notes are accelerated. In addition, each Directing Holder is deemed, at the time of providing a Noteholder Direction, to covenant to provide the Company with such other information as the Company may reasonably request from time to time in order to verify the accuracy of such Noteholder's Position Representation within five Business Days of request therefor (a "*Verification Covenant*"). In any case in which the Holder is DTC or its nominee, any Position Representation or Verification Covenant required hereunder shall be provided by the beneficial owner of the Notes in lieu of DTC or its nominee and DTC shall be entitled to conclusively rely on such Position Representation and Verification Covenant in delivering its direction to the Trustee.

If, following the delivery of a Noteholder Direction, but prior to acceleration of the Notes, the Company determines in good faith that there is a reasonable basis to believe a Directing Holder was, at any relevant time, in breach of its Position Representation and provides to the Trustee an Officer's Certificate stating that the Company has initiated litigation in a court of competent jurisdiction seeking a determination that such Directing Holder was, at such time, in breach of its Position Representation, and seeking to invalidate any Default, Event of Default or acceleration (or notice thereof) that resulted from the applicable Noteholder Direction, the cure period with respect to such Default shall be automatically stayed and the cure period with respect to such Default or Event of Default shall be automatically reinstituted and any remedy stayed pending a final and non-appealable determination of a court of competent jurisdiction on such matter if, without the participation of such Holder, the percentage of Notes held by the remaining Holders that provided such Noteholder Direction would have been insufficient to validly provide such Noteholder Direction. If, following the delivery of a Noteholder Direction, but prior to acceleration of the Notes, the Company provides to the Trustee an Officer's Certificate stating that a Directing Holder failed to satisfy its Verification Covenant, the cure period with respect to such Default shall be automatically stayed and the cure period with respect to any Default or Event of Default that resulted from the applicable Noteholder Direction shall be automatically reinstituted and any remedy stayed pending satisfaction of such Verification Covenant. Any breach of the Position Representation shall result in such Holder's participation in such Noteholder Direction being disregarded; and, if, without the participation of such Holder, the percentage of Notes held by the remaining Holders that provided such Noteholder Direction would have been insufficient to validly provide such Noteholder Direction, such Noteholder Direction shall be void ab initio, with the effect that such Default or Event of Default shall be deemed never to have occurred, acceleration voided and the Trustee shall be deemed not to have received such Noteholder Direction or any notice of such Default or Event of Default.

Notwithstanding anything in the preceding two paragraphs to the contrary, any Noteholder Direction delivered to the Trustee during the pendency of an Event of Default as the result of a bankruptcy or similar proceeding shall not require compliance with the foregoing paragraphs.

For the avoidance of doubt, the Trustee shall be entitled to conclusively rely on any Noteholder Direction delivered to it in accordance with the Indenture, shall have no duty to inquire as to or investigate the accuracy of any Position Representation, enforce compliance with any Verification Covenant, verify any statements in any Officer's Certificate delivered to it, or otherwise make calculations, investigations or determinations with respect to Derivative Instruments, Net Shorts, Long Derivative Instruments, Short Derivative Instruments or otherwise. The Trustee shall have no liability to the Company, any Holder or any other Person in acting in good faith on a Noteholder Direction.

If a Default for a failure to report or failure to deliver a required certificate in connection with another default (the "*Initial Default*") occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action.

Any Default or Event of Default for the failure to comply with the time periods prescribed in Section 4.03 hereof or otherwise to deliver any notice or certificate pursuant to any other provision of this Indenture shall be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in this Indenture. Any time period in this Indenture to cure any actual or alleged Default or Event of Default may be extended or stayed by a court of competent jurisdiction.

Section 6.02   *Acceleration*.

If an Event of Default (other than an Event of Default specified in clause (5) of Section 6.01 hereof with respect to the Company) occurs and is continuing, the Trustee by notice to the Company or the Holders of at least 25% in principal amount of the outstanding Notes by written notice to the Company and the Trustee, may declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest, if any, will be due and payable immediately.

In the event of a declaration of acceleration of the Notes because an Event of Default specified in clause (4) of Section 6.01 hereof has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (4) of Section 6.01 hereof shall be remedied or cured, or waived by the Holders of the Indebtedness, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

If an Event of Default described in clause (5) of Section 6.01 hereof with respect to the Company occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of a majority in principal amount of the outstanding Notes under this Indenture may waive all past or existing Defaults or Events of Default (except with respect to nonpayment of principal, premium or interest, if any) and rescind any such acceleration with respect to such Notes and its consequences hereunder if rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Section 6.03   *Other Remedies*.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium on, if any, or interest, if any, on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04   *Waiver of Past Defaults*.

The Holders of a majority in principal amount of the outstanding Notes under this Indenture may waive all past or existing Defaults or Events of Default (except with respect to nonpayment of principal, premium or interest, if any) and its consequences hereunder; *provided, however*, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration by notice to the Company and the Trustee. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05   *Control by Majority*.

Holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture that the Trustee determines may be prejudicial to the rights of any other Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any actions are unduly prejudicial to any Holder) or that may involve the Trustee in personal liability.

Section 6.06   *Limitation on Suits.*

If an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any fee, loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no Holder may pursue any remedy with respect to this Indenture or the Notes unless:

(1)   such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2)   Holders of at least 25% in principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3)   such Holders have offered and, if requested, provided in writing the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)   the Trustee has not complied with such request within 60 days after the receipt of the written request and the offer of security or indemnity; and

(5)   the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

Section 6.07   *Rights of Holders of Notes to Receive Payment.*

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal of, premium on, if any, or interest, if any, on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08   *Collection Suit by Trustee.*

If an Event of Default specified in Section 6.01(1) or (2) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium on, if any, and interest, if any, remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09   *Trustee May File Proofs of Claim.*

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10   *Priorities.*

If the Trustee collects any money or property pursuant to this Article 6, it shall, subject to the provisions of the Intercreditor Agreements, pay out the money in the following order:

First: to the Trustee, the Agents, the Notes Collateral Agent, and their respective agents and attorneys for amounts due under Section 7.06 hereof, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the Notes Collateral Agent and the costs and expenses of collection;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest , if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, if any, respectively; and

Third: to the Company or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11   *Undertaking for Costs.*

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

Section 7.01   *Duties of Trustee*.

(a)   If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b)   Except during the continuance of an Event of Default:

(1)   the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)   in the absence of gross negligence on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificate or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)   The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1)   this clause (c) does not limit the effect of clause (b) of this Section 7.01;

(2)   the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and

(3)   the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d)   Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to clauses (a), (b), and (c) of this Section 7.01.

(e)   No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability. The Trustee will be under no obligation to exercise any of its rights or powers under this Indenture at the request or direction of any Holders, unless such Holder has offered, and if requested, provided to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

(f)   The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02   *Rights of Trustee*.

(a)   The Trustee may conclusively rely upon and shall be protected in acting or refraining from acting upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b)   Before the Trustee acts or refrains from acting, it may require an Officer's Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in accordance with such Officer's Certificate or Opinion of Counsel. The Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance therewith.

(c)   The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

(d)   The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e)   Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company will be sufficient if signed by an Officer of the Company.

(f)   The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered, and if requested, provided to the Trustee indemnity or security satisfactory to the Trustee against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(g)   In no event shall the Trustee be responsible or liable for special, indirect, punitive, incidental or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(h)   The Trustee shall not be deemed to have notice of any Default or Event of Default unless written notice of any event which is in fact such a default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.

(i)   The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(j)   The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, judgement, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company during its regular business hours, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(k)   The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

(l)   The Trustee shall not be required to give any bond or surety in respect of the performance of its powers or duties hereunder.

(m)   The permissive rights of the Trustee hereunder shall not be construed as duties.

Section 7.03   *Individual Rights of Trustee*.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if this Indenture has been qualified under the TIA) or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Section 7.10 hereof.

Section 7.04   *Trustee's Disclaimer*.

The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company's use of the proceeds from the Notes or any money paid to the Company or upon the Company's direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05   *Notice of Defaults*.

If a Default occurs and is continuing and the Trustee is given notice of such occurrence by the Company, the Trustee must give notice of the Default to the Holders within 60 days after being notified by the Company. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders.

Section 7.06   *Compensation and Indemnity.*

(a)   The Company will pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and services hereunder. The Trustee's compensation will not be limited by any law on compensation of a trustee of an express trust. The Company will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

(b)   The Company and the Guarantors will jointly and severally indemnify the Trustee and its employees, officers, directors and agents against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, the other Notes Documents and the Intercreditor Agreements, including the costs and expenses of enforcing this Indenture, the other Notes Documents and the Intercreditor Agreements, against the Company and the Guarantors (including this Section 7.06) and defending itself against any claim (whether asserted by the Company, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its gross negligence or willful misconduct, as determined by a final order of a court of competent jurisdiction. The Trustee will notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company will not relieve the Company or any of the Guarantors of their obligations hereunder. At the request of the Trustee, the Company or such Guarantor will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Company will pay the reasonable fees and expenses of such counsel. Neither the Company nor any Guarantor need pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c)   The obligations of the Company and the Guarantors under this Section 7.06 will survive the satisfaction and discharge of this Indenture or the resignation or removal of the Trustee.

(d)   To secure the Company's and the Guarantors' payment obligations in this Section 7.06, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal of, premium on, if any, or interest, if any, on, particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture.

(e)   When the Trustee incurs expenses or renders services after an Event of Default specified in clause (5) or (6) of Section 6.01 hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

(f)   The Agents shall have the benefit of the provisions of this Article as though they were named as the Trustee herein.

Section 7.07   *Replacement of Trustee.*

(a)   A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.07.

(b)   The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing with 60 days' prior written notice. The Company may remove the Trustee if:

(1)   the Trustee fails to comply with Section 7.09 hereof;

(2)   the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3)   a custodian or public officer takes charge of the Trustee or its property; or

(4)   the Trustee becomes incapable of acting.

(c)   If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

(d)   If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(e)   If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.09 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f)   A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will mail a notice of its succession to Holders. The retiring Trustee will promptly, at the expense of the Company, transfer all property held by it as Trustee to the successor Trustee; *provided* all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.06 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Company's obligations under Section 7.06 hereof will continue for the benefit of the retiring Trustee.

Section 7.08   *Successor Trustee by Merger, etc*.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

Section 7.09   *Eligibility; Disqualification.*

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $100.0 million as set forth in its most recent published annual report of condition.

Section 7.10   *Notes Collateral Agent.*

The rights, privileges, protections, immunities and benefits given to the Trustee in this Indenture shall apply equally to the Notes Collateral Agent, including, without limitation, the right to compensation, expense reimbursement and indemnification and the right to resign.

ARTICLE 8
LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01   *Option to Effect Legal Defeasance or Covenant Defeasance.*

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officer's Certificate, elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02   *Legal Defeasance and Discharge.*

Upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Company and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes (including the Note Guarantees), this Indenture and the Security Documents on the date the conditions set forth below are satisfied (hereinafter, "*Legal Defeasance*"). For this purpose, Legal Defeasance means that the Company and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Note Guarantees), which will thereafter be deemed to be "outstanding" only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in clauses (1) and (2) below, and to have satisfied all their other obligations under such Notes, the Note Guarantees, this Indenture and the Security Documents (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(1)   the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium on, if any, or interest, if any, on such Notes when such payments are due from the trust referred to in Section 8.04 hereof;

(2)   the Company's obligations with respect to such Notes under Article 2 and Section 4.02 hereof;

(3)   the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company's and the Guarantors' obligations in connection therewith; and

(4)   this Article 8.

Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof. In addition, upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.02, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes specified in Section 6.01 hereof.

Section 8.03   *Covenant Defeasance.*

Upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Company and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from each of their obligations under the covenants contained in Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15, 4.16, 4.17, 4.18, 4.19 and 4.20 hereof and Section 5.01 (other than clauses (1) and (2) of Section 5.01) hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied (hereinafter, "*Covenant Defeasance*"), and the Notes will thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Note Guarantees, the Company and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes and Note Guarantees will be unaffected thereby. In addition, upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, payment of the Notes may not be accelerated because of an Event of Default specified in Sections 6.01(3), (4), (5) (with respect only to the Company and Significant Subsidiaries), (6) (with respect only to the Company and Significant Subsidiaries), (7) and (8) hereof will not constitute Events of Default.

Section 8.04   *Conditions to Legal or Covenant Defeasance.*

In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03 hereof:

(1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, U.S. Government Obligations or a combination thereof, the principal and interest on which will be sufficient for the payment of principal, premium, if any, and interest on the Notes on the applicable redemption date or maturity date, as the case may be, and the Company must specify whether the Notes are being defeased to the date of Stated Maturity or to a particular redemption date;

(2)   an Opinion of Counsel in the United States stating that Holders and beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and in the case of an election under Section 8.02 hereof only, such Opinion of Counsel in the United States must be based on a ruling of the U.S. Internal Revenue Service or change in applicable U.S. federal income tax law since the issuance of the Notes);

(3)   an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code, as amended;

(4)   an Officer's Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying, defrauding or preferring any creditors of the Company; and

(5)   an Officer's Certificate and an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that that all conditions precedent provided for or relating to Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

Section 8.05   *Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.*

Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the "*Trustee*") pursuant to Section 8.04 hereof in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, if any, but such money need not be segregated from other funds except to the extent required by law.

The Company will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Company from time to time upon the request of the Company any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(1) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06   *Repayment to Company.*

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium on, if any, or interest, if any, on any Note and remaining unclaimed for two years after such principal, premium, if any, interest, if any, has become due and payable shall be paid to the Company on its request or (if then held by the Company) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, will thereupon cease; *provided, however*, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 8.07   *Reinstatement.*

If the Trustee or Paying Agent is unable to apply any U.S. dollars or non-callable Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's and the Guarantors' obligations under this Indenture and the Notes and the Note Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; *provided, however*, that, if the Company makes any payment of principal of, premium on, if any, or interest, if any, on, any Note following the reinstatement of its obligations, the Company will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9
AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01   *Without Consent of Holders of Notes.*

Notwithstanding Section 9.02 of this Indenture, without the consent of any Holder of Notes, the Company, the Trustee and the other parties thereto, as applicable, may amend or supplement any Note Documents, the ABL Intercreditor Agreement, the Junior Lien Intercreditor Agreement and the Parity Lien Intercreditor Agreement to:

(1)   cure any ambiguity, mistake, defect, error or inconsistency, conform any provision to the "Description of the Notes" section of the Offering Memorandum, or reduce the minimum denomination of the Notes;

(2)   provide for the assumption by a successor Person of the obligations of the Company under any Note Document or to comply with the covenant described in Section 5.01;

(3)   provide for uncertificated Notes in addition to or in place of certificated Notes or to alter the provisions of the Indenture relating to the form of the Notes (including related definitions) *provided*, that such Notes are issued in registered form for purposes of Section 163(f) of the Code;

(4)   add to the covenants or provide for a Guarantee for the benefit of the Holders or surrender any right or power conferred upon the Company or any Restricted Subsidiary;

(5)   make any change (including changing the CUSIP or other identifying number on any Notes) that does not adversely affect the rights of any Holder in any material respect;

(6)   make such provisions as necessary (as determined in good faith by the Company) for the issuance of Additional Notes;

(7)   provide for any Restricted Subsidiary to provide a Guarantee in accordance with Section 4.17 hereof to add Guarantees with respect to the Notes, to add security to or for the benefit of the Notes, or to confirm and evidence the release, termination, discharge or retaking of any Guarantee or Lien with respect to or securing the Notes when such release, termination, discharge or retaking is provided for under this Indenture;

(8)   evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee or Notes Collateral Agent pursuant to the requirements thereof or to provide for the accession by the Trustee or Notes Collateral Agent to any Note Document;

(9)   add additional obligors under this Indenture, the Notes or the Note Guarantees;

(10)   make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation, to facilitate the issuance and administration of Notes; *provided, however*, that (i) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(11)   comply with the rules and procedures of any applicable securities depositary;

(12)   to add or release Collateral from, or subordinate, the Lien of this Indenture and the Security Documents when permitted or required by the Security Documents, this Indenture, the ABL Intercreditor Agreement, the Junior Lien Intercreditor Agreement or the Parity Lien Intercreditor Agreement, as applicable;

(13)   to mortgage, pledge, hypothecate or grant any other Lien in favor of the Notes Collateral Agent for the benefit of the Trustee, Notes Collateral Agent and Holders of the Notes, as additional security for the payment and performance of all or any portion of the Notes Obligations, on any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or on which a Lien is required to be granted to or for the benefit of the Notes Collateral Agent pursuant to this Indenture, any of the Security Documents or otherwise;

(14)   to add Additional Parity Lien Secured Parties to any Security Documents, the ABL Intercreditor Agreement, the Junior Lien Intercreditor Agreement or the Parity Lien Intercreditor Agreement; or

(15)   make additional Indebtedness subject to the terms of the ABL Intercreditor Agreement and/or the Parity Lien Intercreditor Agreement (and join the representatives and agents under such additional Indebtedness as parties to the ABL Intercreditor Agreement and/or the Parity Lien Intercreditor Agreement), in accordance with the terms and conditions of such agreements.

Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Sections 7.02 and 9.05 hereof, the Trustee and the Notes Collateral Agent, as applicable, will join with the Company and the Guarantors in the execution of any amended or supplemental indenture or other document authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee will not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02   *With Consent of Holders of Notes.*

Except as provided below in this Section 9.02, the Company and the Trustee may amend or supplement this Indenture (including, without limitation, Section 3.10, 4.10 and 4.15 hereof) the Notes, the Note Guarantees, the Note Documents, the ABL Intercreditor Agreement, the Parity Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement, and the other Security Documents with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, Additional Notes, if any) voting as a single class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes), and, subject to Sections 6.04 and 6.07 hereof, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest, if any, on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture or the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, Additional Notes, if any) voting as a single class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes). Section 2.08 hereof shall determine which Notes are considered to be "outstanding" for purposes of this Section 9.02.

In addition, without the consent of at least two-thirds in aggregate principal amount of Notes then outstanding, an amendment, supplement or waiver may not modify any Security Document or the provisions of this Indenture dealing with the Security Documents or application of trust moneys in any manner, in each case, that would subordinate the Lien of the Notes Collateral Agent to the Liens securing any other Obligations (other than as contemplated under Section 9.01(12)) or otherwise release all or substantially all of the Collateral, in each case other than in accordance with this Indenture, the Security Documents, the ABL Intercreditor Agreement, the Junior Lien Intercreditor Agreement and the Parity Lien Intercreditor Agreement.

Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Sections 7.02 and 9.05 hereof, the Trustee and the Notes Collateral Agent, as applicable, will join with the Company and the Guarantors in the execution of such amended or supplemental indenture or other documentation unless such amended or supplemental indenture or other documentation directly affects the Trustee's or Notes Collateral Agent's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee and the Notes Collateral Agent may in their discretion, but will not be obligated to, enter into such amended or supplemental Indenture or other documentation.

It is not necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof. A consent to any amendment or waiver under this Indenture by any Holder of Notes given in connection with a tender of such Holder's Notes will not be rendered invalid by such tender.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company will mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver. Subject to Sections 6.04 and 6.07 hereof, the Holders of a majority in aggregate principal amount of the Notes then outstanding voting as a single class may waive compliance in a particular instance by the Company with any provision of this Indenture, the Notes or the Note Guarantees. However, without the consent of each Holder affected, an amendment, supplement or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

    (1)   reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

    (2)   reduce the rate of or change the time for payment of interest, including default interest, on any Note;

    (3)   reduce the principal of or change the fixed maturity of any Note (except as provided above with respect to Sections 3.10, 4.10 and 4.15 hereof);

    (4)   make any Note payable in money other than that stated in the Notes;

    (5)   make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, premium, if any, on, or interest, if any, on the Notes;

    (6)   waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

    (7)   make any change in the preceding amendment and waiver provisions.

Section 9.03   *Revocation and Effect of Consents.*

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.04   *Notation on or Exchange of Notes.*

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05   *Trustee to Sign Amendments, etc.*

The Trustee will sign any amended or supplemental indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Company may not sign an amended or supplemental indenture until the Board of Directors of the Company approves it. In executing any amended or supplemental indenture or other documentation, the Trustee and the Notes Collateral Agent will be entitled to receive and (subject to Section 7.01 hereof) will be fully protected in relying upon, in addition to the documents required by Section 12.04 hereof, an Officer's Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture or other documentation is authorized or permitted by this Indenture.

ARTICLE 10
COLLATERAL AND SECURITY

Section 10.01 *Security Interest.*

The obligations of the Company with respect to the Notes, the obligations of the Guarantors under the Note Guarantees, the obligations of the Company with respect to the ABL Credit Agreement, the obligations of the Guarantors under the Guarantees in respect of the ABL Credit Agreement, any other future Parity Lien Obligations, any other future obligations that are secured on a junior lien basis to the Note obligations, and the performance of all other obligations of the Company and the Guarantors under the Note Documents, are, or will be, secured by Liens on the Notes Priority Collateral and on the ABL Priority Collateral.

Each Holder, by its acceptance of the Notes, consents and agrees to the terms of the Security Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral) as the same may be in effect or may be amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with, and pursuant to, their terms and authorizes and directs the Notes Collateral Agent and the Trustee to enter into the applicable Security Documents and to perform their obligations and exercise their rights thereunder in accordance therewith.

Section 10.02 *Equal and Ratable Sharing of Collateral by Holders of Parity Lien Debt.*

Notwithstanding (1) anything to the contrary contained in the Security Documents; (2) the time of Incurrence of any Series of Parity Lien Debt; (3) the order or method of attachment or perfection of any Lien securing any Series of Parity Lien Debt; (4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Liens securing any Series of Parity Lien Debt; (5) the time of taking possession or control over any Collateral securing any Series of Parity Lien Debt; (6) that any Parity Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or (7) the rules for determining priority under any law governing relative priorities of Liens, all Parity Liens granted at any time by the Company or any Guarantor on the Shared Collateral will secure, equally and ratably, all present and future Parity Lien Obligations of the Company or such Guarantor, as the case may be.

The provisions in this Section 10.02 are intended for the benefit of, and will be enforceable by, each present and future Parity Lien Claimholder, each present and future Parity Lien Representative, the Notes Collateral Agent and the Trustee, each as a holder of Parity Liens. The Parity Lien Representative of each future Series of Parity Lien Debt will be required to deliver a Lien Sharing and Priority Confirmation to the Parity Debt Collateral Agents at the time of Incurrence of such Series of Parity Lien Debt.

Section 10.03 *Relative Rights.*

Nothing in this Indenture or the other Note Documents shall:

(1) impair, as between the Company and the Holders, the obligation of the Company to pay principal, interest, premium, if any, on the Notes in accordance with their terms or any other obligation of the Company or any Guarantor under the Note Documents;

(2) affect the relative rights of Holders as against any other creditors of the Company or any Guarantor (other than as expressly specified in any Intercreditor Agreement);

(3) restrict the right of any Holder to sue for payments that are then due and owing (but not the right to enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions of any Intercreditor Agreement);

(4) restrict or prevent any Holder or holder of other Parity Lien Obligations, the Trustee or any other person from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions of any Intercreditor Agreement; or

(5) restrict or prevent any Holder or holder of other Parity Lien Obligations, the Trustee or any other person from taking any lawful action in an Insolvency or Liquidation Proceeding not specifically restricted or prohibited by the provisions of any Intercreditor Agreement.

Section 10.04 *Further Assurances.*

The Company and each of the Guarantors will do or cause to be done all acts and things that may be reasonably required, to assure and confirm that the Notes Collateral Agent holds, for the benefit of the Holders of Obligations under the Note Documents, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the Notes are issued), in each case, as and to the extent contemplated by, and with the Lien priority required under, the Note Documents.

Section 10.05 *Insurance.*

The Company and the Guarantors shall:

(1) keep their properties insured and maintain such general liability, automobile liability, workers' compensation/employers' liability, property casualty insurance and any excess umbrella coverage related to any of the foregoing as is customary for companies in the same or similar businesses operating in the same or similar locations (including through self-insurance);

(2) maintain such other insurance as may be required by law; and

(3) maintain such other insurance as may be required by the Note Documents.

Promptly following the reasonable request of the Notes Collateral Agent acting at the direction of the Trustee, acting, in turn, at the direction of Holders of a majority in outstanding principal amount of Notes), the Company and the Guarantors will furnish to the Trustee full information as to their property and liability insurance carriers (absent an Event of Default, limited to one request per year). The Company shall (x) provide the Notes Collateral Agent with notice of cancellation or modification with respect to their respective property and casualty policies before the effective date of such cancellation or modification and (y) subject to the terms of any Intercreditor Agreement, name the Notes Collateral Agent as a co-loss payee on property and casualty policies and as an additional insured as their respective interests may appear on the liability policies listed in clause (1) of this Section 10.05. Neither the Trustee nor the Notes Collateral Agent shall have any responsibility for the Company's insurance coverage or claims or actions in respect thereof, including, without limitation, adjusting any insurance claims or approving any condemnation awards, for monitoring the Company's insurance coverage or for determining the adequacy or sufficiency of the coverage.

Section 10.06   *Release of Liens in Respect of Notes.*

The Notes Collateral Agent's Liens upon the Collateral will no longer secure the Notes outstanding under this Indenture or any other Obligations under this Indenture, and the right of the Holders of the Notes and such Obligations to the benefits and proceeds of the Notes Collateral Agent's Liens on the Collateral will terminate and be discharged with respect to the Collateral:

           (1)   in part, upon a sale, transfer or other disposition of Collateral in accordance with this Indenture;

           (2)   in whole, upon satisfaction and discharge of this Indenture as described under Section 12.01 hereof;

           (3)   in whole, upon a legal defeasance or covenant defeasance of the Notes as described under Article 8 hereof;

           (4)   in whole, upon payment in full and discharge of all Notes outstanding under this Indenture and all Obligations that are outstanding, due and payable under this Indenture at the time the Notes are paid in full and discharged;

           (5)   upon the release of a Guarantor from its Guarantee with respect to the Notes pursuant to the terms of this Indenture or to the extent such Collateral otherwise becomes Excluded Assets;

           (6)   in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with the provisions described in Section 9.02 hereof; or

           (7)   if and to the extent required by the provisions of any Intercreditor Agreements.

For the avoidance of doubt, the Company and the Guarantors will not be required to comply with all or any portion of Section 314(d) of the TIA.

Section 10.07   *Authorization of Actions to Be Taken by the Trustee Under the Security Documents.*

At any time that the security granted pursuant to the Security Documents has become enforceable and the Holders have given a direction to the Trustee to enforce such security, the Trustee is not required to give any direction to the Notes Collateral Agent with respect thereto unless it has been indemnified or secured to its satisfaction in accordance with this Indenture. In any event, in connection with any enforcement of such security, the Trustee is not responsible for:

           (1)   any failure of the Notes Collateral Agent to enforce such security within a reasonable time or at all;

           (2)   any failure of the Notes Collateral Agent to pay over the proceeds of enforcement of the security;

           (3)   any failure of the Notes Collateral Agent to realize such security for the best price obtainable;

           (4)   monitoring the activities of the Notes Collateral Agent in relation to such enforcement;

           (5)   taking any enforcement action itself in relation to such security;

           (6)   agreeing to any proposed course of action by the Notes Collateral Agent which could result in the Trustee incurring any liability for its own account; or

           (7)   paying any fees, costs or expenses of the Notes Collateral Agent.

Section 10.08   *Authorization of Receipt of Funds by the Trustee Under the Security Documents.*

The Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Security Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture and the Intercreditor Agreements.

Section 10.09   *Real Property*.

The Company and the Guarantors shall use commercially reasonable efforts to deliver to the Notes Collateral Agent within 120 days following the Issue Date (and continue to use commercially reasonable efforts to take such actions to the extent such security interest has not been created or perfected and such related documents have not been provided within such time following the Issue Date (unless the Company determines that any further efforts to take any such action after such time following the Issue Date would be commercially futile, as evidenced by an officer's certificate to that effect delivered to the Trustee) with respect to each Real Property Asset owned by the Company or any Guarantor (the "*Mortgaged Property*"), the following:

(1)   fully executed and notarized mortgages, deeds of trust or debentures encumbering the fee interest of the Company or any Guarantor in each such Initial Mortgaged Property, together with such UCC-1 financing statements or other fixture filings as shall be required or advisable with respect to such Mortgaged Property;

(2)   a fully paid and effective pro forma title insurance policy, along with endorsements and in amounts not to exceed the value of the Mortgaged Properties covered thereby, appropriate title affidavits, surveys, and zoning reports, in each case if required, and any other customary documents, certificates or deliverables required by a title company for each Mortgaged Property, which, upon the recording of the mortgages, deeds of trust or debentures, as applicable, will insure the mortgages, deeds of trust or debentures, as applicable, to be valid and subsisting Liens on the Mortgaged Property described therein, free and clear of all material Liens, except Permitted Liens;

(3)   a written opinion from local counsel in each jurisdiction in which the Mortgaged Property is located with respect to the creation and enforceability of Liens created by the applicable mortgage, deed of trust or debenture and any related fixture filings, in customary form and substance;

(4)   a written opinion from counsel in each jurisdiction of organization of the owner of the applicable Mortgaged Property covering the due authorization, execution, delivery and other customary matters related to the mortgages, in customary form and substance;

(5)   at any time and from time to time, promptly execute and deliver any and all further instruments and documents and take all such other action necessary in obtaining the full benefits of, or in perfecting and preserving the Liens of, such mortgages, deeds of trust or debentures; and

(6)   prior to accepting any mortgage, deed of trust or debenture pursuant to this Section 10.10, the Company shall deliver to the Notes Collateral Agent and the Trustee an Officer's Certificate to the effect that all conditions precedent provided for in this Indenture to the delivery of such mortgage, deed of trust or debenture, as applicable, have been complied with.

With respect to the time periods set forth in this Section 10.09, if any government office required for an action is closed on one or more days on which it would normally be open, the applicable time periods set forth above shall not commence until the 3rd business or working day following the latest date such government office was closed on a day on which it would normally be open.

Section 10.10   *Trustee's Duties with Respect to Collateral; Rights of Notes Collateral Agent*.

Beyond the exercise of reasonable care in the custody thereof, the Trustee shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Trustee shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Trustee shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Trustee in good faith.

The Trustee shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Company to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Trustee shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture or the Security Documents by the Company, the Guarantors or the Notes Collateral Agent.

Without prejudice to Section 7.10, the rights and protections afforded to the Trustee under this Section 10.11 shall be equally applicable to the Notes Collateral Agent. Notwithstanding anything herein to the contrary, the Notes Collateral Agent shall not be required to take any action or exercise any discretion under the Security Documents or with respect to the Collateral unless such action is directed pursuant to Section 6.05 hereof (subject to Sections 7.01(c)(3) and 7.02(f) hereof), it being understood that the duties and obligations of the Notes Collateral Agent under the Security Documents shall be wholly ministerial.

If in order to perfect the security interest of the Trustee or the Notes Collateral Agent in a deposit account or a securities account, the Trustee or the Notes Collateral Agent is required to enter into a control agreement, the Trustee and the Notes Collateral Agent shall not be required to enter into any such agreement that requires the Trustee or the Notes Collateral Agent to indemnify any Person from its own personal assets.

Section 10.11   *Holder Direction*.

Each Holder, by accepting a Note, shall be deemed (1) to have consented and agreed to the terms of the Security Documents, the Intercreditor Agreements and any additional Intercreditor Agreement entered into in compliance with the provisions hereof or of any Intercreditor Agreement as the same may be in effect or may be amended from time to time in accordance with their terms and authorizes and directs the Notes Collateral Agent to enter into the Security Documents and to perform its obligations and exercise its rights thereunder in accordance therewith, (2) to have authorized the Trustee and the Notes Collateral Agent, as applicable, to enter into the Security Documents, the Intercreditor Agreements and any additional Intercreditor Agreement, to make any representations on behalf of the Holders in the Intercreditor Agreements and any additional Intercreditor Agreement and to be bound thereby and (3) to have irrevocably appointed and authorized the Notes Collateral Agent and the Trustee to give effect to the provisions in the Intercreditor Agreements, any additional Intercreditor Agreements and the Security Documents. The Notes Collateral Agent is hereby authorized to exercise such rights and powers as are specifically delegated to it by the terms of the Security Documents and the Trustee and Notes Collateral Agent are directed to enter into and perform the Intercreditor Agreements, as applicable. The Trustee may conclusively assume that any document identified as an Intercreditor Agreement in a request from the Company to the Trustee to execute such Intercreditor Agreement meets the requirements of this Section 10.11. The Holders acknowledge that the Notes Collateral Agent is an agent and not a trustee.

ARTICLE 11
NOTE GUARANTEES

Section 11.01 *Guarantee.*

(a) Subject to this Article 11, each of the Guarantors hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that:

(1) the principal of, premium, if any, on, and interest, if any, on the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, premium on, if any, and interest, if any, on, the Notes, if lawful, and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenant that this Note Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid by either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d) Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantee.

Section 11.02 *Limitation on Guarantor Liability*.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 11, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance.

Section 11.03 *Execution and Delivery of Note Guarantee*.

To evidence its Note Guarantee set forth in Section 11.01 hereof, each Guarantor hereby agrees that a notation of such Note Guarantee substantially in the form attached as Exhibit E hereto will be endorsed by an Officer of such Guarantor on each Note authenticated and delivered by the Trustee and that this Indenture will be executed on behalf of such Guarantor by one of its Officers.

Each Guarantor hereby agrees that its Note Guarantee set forth in Section 11.01 hereof will remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Note Guarantee.

If an Officer whose signature is on this Indenture or on the Note Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Note Guarantee is endorsed, the Note Guarantee will be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors.

In the event that the Company or any of its Restricted Subsidiaries creates or acquires any Domestic Subsidiary after the date of this Indenture, if required by Section 4.17 hereof, the Company will cause such Domestic Subsidiary to comply with the provisions of Section 4.17 hereof and this Article 11, to the extent applicable.

Section 11.04   *Guarantors May Consolidate, etc., on Certain Terms.*

(a)   No Guarantor may

 (1)   consolidate with or merge with or into any Person, or

 (2)   sell, convey, transfer, lease or dispose of, all or substantially all its assets, in one transaction or a series of related transactions, to any Person, or

 (3)   permit any Person to merge with or into the Guarantor, unless:

  (A)   the other Person is the Company or any Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction; or

  (B)   (1) either (x) a Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes all of the obligations of the Guarantor under its Guarantee of the Notes and the Security Documents; and (2) immediately after giving effect to the transaction, no Default has occurred and is continuing; or

  (C)   the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to the Company or a Restricted Subsidiary) otherwise permitted by this Indenture.

In case of any such consolidation, merger, sale or conveyance and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Note Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such successor Person will succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Note Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee. All the Note Guarantees so issued will in all respects have the same legal rank and benefit under this Indenture as the Note Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Note Guarantees had been issued at the date of the execution hereof.

Except as set forth in Articles 4 and 5 hereof, nothing contained in this Indenture or in any of the Notes will prevent any consolidation or merger of a Guarantor with or into the Company or another Guarantor, or will prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another Guarantor.

Section 11.05   *Releases.*

The Note Guarantee of a Guarantor will terminate and be automatically and unconditionally released and discharged:

 (1)   upon a sale or other disposition (including by way of stock issuance, consolidation or merger) of the Capital Stock of such Guarantor after which such Guarantor is not a Restricted Subsidiary or the sale or disposition of all or substantially all the assets of the Guarantor (other than to the Company or a Restricted Subsidiary) otherwise permitted by this Indenture;

 (2)   upon the designation in accordance with this Indenture of the Guarantor as an Unrestricted Subsidiary or the occurrence of any event after which the Guarantor is no longer a Restricted Subsidiary;

 (3)   upon defeasance or discharge of the Notes, as provided in Article 8 and Article 12 hereof;

 (4)   upon to the extent that such Guarantor is not an Immaterial Subsidiary solely due to the operation of the proviso of the definition of "Immaterial Subsidiary," upon the release of the guarantee referred to in such clause;

 (5)   upon any Guarantor becoming an Excluded Subsidiary (other than as a result of being an Immaterial Subsidiary), so long as such Guarantor does not guarantee or act as a co-issuer or co-borrower of Indebtedness under the ABL Credit Agreement, any Parity Lien Obligations or syndicated bank indebtedness or capital markets debt securities in a principal amount in excess of the greater of (a) $10.0 million and (b) 1.0% of Total Assets of the Company or any of its Restricted Subsidiaries (other than an Excluded Subsidiary);

 (6)   to the extent such Guarantor was required to provide a Note Guarantee pursuant to the covenant described below under Section 4.17 upon the release or discharge of the guarantee of such Guarantor of each of the obligations of the Company or its Restricted Subsidiaries that gave rise to the requirement to provide such Note Guarantee or the repayment of each of the obligations of the Company or its Restricted Subsidiaries that gave rise to the obligation to provide such Note Guarantee;

 (7)   upon the merger, amalgamation or consolidation of any Guarantor with and into the Company or another Guarantor or upon the liquidation of such Guarantor, in each case, in compliance with Article 5;

 (8)   upon the achievement of Investment Grade Status by the Notes; *provided* that such Note Guarantee shall be reinstated upon the Reversion Date; or

 (9)   as described under Article 9.

ARTICLE 12
SATISFACTION AND DISCHARGE

Section 12.01   *Satisfaction and Discharge.*

This Indenture and the Security Documents will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

(1)   either (a) all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Company) have been delivered to the Trustee for cancellation; or (b) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company;

(2)   the Company has deposited or caused to be deposited with the Trustee, money or U.S. Government Obligations, or a combination thereof, as applicable, the principal and interest on which will be sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be;

(3)   the Company has paid or caused to be paid all other sums payable under this Indenture; and

(4)   the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel each to the effect that all conditions precedent under this Section 12.01 have been complied with; *provided* that any such counsel may rely on any Officer's Certificate as to matters of fact (including as to compliance with the foregoing clauses (1), (2) and (3)).

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to clause (2) of this Section 12.01, the provisions of Sections 12.02 and 8.06 hereof will survive. In addition, nothing in this Section 12.01 will be deemed to discharge those provisions of Section 7.06 hereof, that, by their terms, survive the satisfaction and discharge of this Indenture.

Section 12.02   *Application of Trust Money.*

Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 12.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 12.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's and any Guarantor's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01 hereof; *provided* that if the Company has made any payment of principal of, premium on, if any, or interest, if any, on, any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

Section 13.01   *Notices*.

Any notice or communication by the Company, any Guarantor, the Trustee or the Notes Collateral Agent to the others is duly given if in writing and delivered in Person or by first class mail (registered or certified, return receipt requested), facsimile transmission or overnight air courier guaranteeing next day delivery, to the others' address:

If to the Company and/or any Guarantor:

Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
Facsimile No.: (301) 628-5578
Attention: Chief Financial Officer

With a copy to:
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Facsimile No.: (312) 862-2232
Attention: Paul Zier

If to the Trustee:
Wilmington Trust, National Association
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402
Facsimile No.: 612-217-5651
Attention: Urban One Notes Administrator

If to the Notes Collateral Agent:
Wilmington Trust, National Association
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402
Facsimile No.: 612-217-5651
Attention: Urban One Notes Administrator

The Company, any Guarantor, the Trustee or the Notes Collateral Agent, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if transmitted by facsimile; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery. Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any notice of redemption) to any Holder of an interest in a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to DTC or any other applicable depositary for such Note (or its designee) according to the applicable procedures of DTC or such depositary.

Any notice or communication to a Holder will be delivered electronically or mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it will not affect its sufficiency with respect to other Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Company mails a notice or communication to Holders, it will mail a copy to the Trustee, the Notes Collateral Agent and each Agent at the same time.

Section 13.02   *Certificate and Opinion as to Conditions Precedent*.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(1)   an Officer's Certificate satisfactory to the Trustee (which must include the statements set forth in Section 13.03 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(2)   an Opinion of Counsel satisfactory to the Trustee (which must include the statements set forth in Section 13.03 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 13.03   *Statements Required in Certificate or Opinion*.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture must include:

(1)   a statement that the Person making such certificate or opinion has read such covenant or condition;

(2)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)   a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(4)   a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 13.04   *Rules by Trustee and Agents*.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.05   *No Personal Liability of Directors, Officers, Employees and Stockholders*.

No director, officer, employee, incorporator or shareholder of the Company or any of their respective Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Company under the Note Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Section 13.06   *Governing Law; Jurisdiction*.

THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES AND THE SECURITY DOCUMENTS WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

The parties irrevocably submit to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan, City of New York, over any suit, action or proceeding arising out of or relating to this Indenture. To the fullest extent permitted by applicable law, the parties irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 13.07   *No Adverse Interpretation of Other Agreements*.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.08   *Successors*.

All agreements of the Company in this Indenture and the Notes will bind its successors. All agreements of the Trustee in this Indenture will bind its successors. All agreements of each Guarantor in this Indenture will bind its successors, except as otherwise provided in Section 11.05 hereof.

Section 13.09   *Severability*.

In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 13.10   *Counterpart Originals*.

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, but all of them together represent the same agreement. Any signature to this Indenture may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this Indenture.

Section 13.11   *Table of Contents, Headings, etc*.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 13.12   *Force Majeure*.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, epidemics, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services or other unavailability of the Federal Reserve Bank wire or other wire or communication facility; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 13.13   *U.S.A. Patriot Act*.

The parties hereto acknowledge that in accordance with Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "*U.S.A. Patriot Act*"), the Trustee and the Notes Collateral Agent, like all U.S. financial institutions, in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account. The parties to this Indenture agree that they will provide the Trustee and the Notes Collateral Agent with such information as they may request in order to satisfy the requirements of the U.S.A. Patriot Act.

Section 13.14   *JURY TRIAL WAIVER*

EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the day and year first written above.

URBAN ONE, INC.

By:

Name:
Title:

RADIO ONE LICENSES, LLC
BELL BROADCASTING COMPANY, LLC
RADIO ONE OF DETROIT, LLC
RADIO ONE OF CHARLOTTE, LLC
CHARLOTTE BROADCASTING, LLC
RADIO ONE OF NORTH CAROLINA, LLC
BLUE CHIP BROADCASTING, LTD.
BLUE CHIP BROADCASTING LICENSES, LTD.
RADIO ONE OF INDIANA, LLC
RADIO ONE OF INDIANA, L.P.
RADIO ONE OF TEXAS II, LLC
SATELLITE ONE, L.L.C.
RADIO ONE CABLE HOLDINGS, LLC
NEW MABLETON BROADCASTING CORPORATION
RADIO ONE MEDIA HOLDINGS, LLC
RADIO ONE DISTRIBUTION HOLDINGS, LLC
INTERACTIVE ONE, INC.
INTERACTIVE ONE, LLC
DISTRIBUTION ONE, LLC
REACH MEDIA, INC.
GAFFNEY BROADCASTING, LLC
RADIO ONE URBAN NETWORK HOLDINGS, LLC
TV ONE, LLC
BOSSIPMADAMENOIRE, LLC
CLEO TV, LLC
T TENTH PRODUCTIONS, LLC
CHARLIE BEAR PRODUCTIONS, LLC
RADIO ONE ENTERTAINMENT HOLDINGS, LLC
URBAN ONE ENTERTAINMENT SPV, LLC
RO ONE SOLUTION, LLC
URBAN ONE PRODUCTIONS, LLC
        AS GUARANTORS

By: _____
Name:
Title:

WILMINGTON TRUST, NATIONAL ASSOCIATION,
    as Trustee

By:

                              Name:
                              Title:

WILMINGTON TRUST, NATIONAL ASSOCIATION,
    as Notes Collateral Agent

By:

                              Name:
                              Title:

[Face of Note]

CUSIP/CINS [91705J AC9][1] [U9155T AB3][2]

7.375% Senior Secured Notes due 2028

No. ___ $_____

Urban One, Inc.

promises to pay to _____ or registered assigns,

the principal sum of _____ DOLLARS, or such other amount as set forth on the Schedule of Exchanges of Interests in the Global Note attached hereto, on February 1, 2028.

Interest Payment Dates: February 1 and August 1.

Record Dates: January 15 and July 15.

Dated: _____

Urban One, Inc.

By:
    Name:
    Title:

This is one of the Notes referred to
in the within-mentioned Indenture:

Wilmington Trust, National Association,
  as Trustee

By:
    Authorized Signatory

---

[1]   NTD: This is the CUSIP we will use for the 144A Notes.

[2]   NTD: This is the CUSIP we will use for the Reg S Notes.

[Back of Note]
7.375% Senior Secured Notes due 2028

[Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(1) *Interest*. Urban One, Inc., a Delaware corporation (the "*Company*"), promises to pay or cause to be paid interest on the principal amount of this Note at 7.375% per annum from ________________, ___ until maturity. The Company will pay interest, if any, semiannually in arrears on February 1 and August 1 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an "*Interest Payment Date*"). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; *provided* that, if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; *provided further* that the first Interest Payment Date shall be _____________, _____. The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace period), at the same rate to the extent lawful.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

(2) *Method of Payment*. The Company will pay interest on the Notes (except defaulted interest), if any, to the Persons who are registered Holders of Notes at the close of business on the January 15 or July 15 next preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium, if any, and interest, if any, at the office or agency of the Paying Agent and Registrar within the City and State of New York, or, at the option of the Company, payment of interest, if any, may be made by check mailed to the Holders at their addresses set forth in the register of Holders; *provided* that payment by wire transfer of immediately available funds will be required with respect to principal of, premium on, if any, and interest, if any, on, all Global Notes and all other Notes the Holders of which will have provided wire transfer instructions to the Company or the Paying Agent. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

(3) *Paying Agent and Registrar*. Initially, Wilmington Trust, National Association, the Trustee under the Indenture, will act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders of the Notes. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

(4) *Indenture*. The Company issued the Notes under an Indenture dated as of January 25, 2021 (the "*Indenture*") among the Company, the Guarantors and the Trustee and Notes Collateral Agent. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Indenture does not limit the aggregate principal amount of Notes that may be issued thereunder.

(5) *Optional Redemption*.

(a) Except as set forth in clauses (b), (c), (d), (e) and (f) below, the Notes are not redeemable at the option of the Company.

(b) At any time prior to February 1, 2024, the Company may redeem the Notes in whole or in part, at its option, upon not less than 10 nor more than 60 days' prior notice at a redemption price equal to 100% of the principal amount of such Notes, plus the relevant Applicable Premium, and accrued and unpaid interest, if any, to, but excluding, the redemption date.

(c) At any time and from time to time on or after February 1, 2024, the Company may redeem the Notes, in whole or in part, upon not less than 10 nor more than 60 days' prior notice at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to, but excluding, the applicable date of redemption, if redeemed during the twelve-month period beginning on the year indicated below:

Year	**Percentage**
2024………………………………………………………………..	103.688%
2025………………………………………………………………..	101.844%
2026 and thereafter……………………………………………………..	100.000%

(d) At any time and from time to time prior to February 1, 2024, the Company may redeem Notes with the net cash proceeds received by the Company from any Equity Offering at a redemption price equal to 107.375% plus accrued and unpaid interest to, but excluding, the redemption date, in an aggregate principal amount for all such redemptions not to exceed 40% of the original aggregate principal amount of the Notes (including Additional Notes); *provided* that

1. in each case the redemption takes place not later than 90 days after the closing of the related Equity Offering; and
2. not less than 50% of the original aggregate principal amount of the Notes issued under the indenture remains outstanding immediately thereafter (including any Additional Notes but excluding Notes held by the Company and any of its Restricted Subsidiaries).

(e) At any time prior to February 1, 2024, but not more than once during each 12-month period ending February 1, 2022, February 1, 2023 and February 1, 2024, the Company may redeem up to 10% of the aggregate principal amount of notes issued under the indenture during each such 12-month period upon not less than 10 nor more than 60 days' prior notice, at a redemption price equal to 103.000% of the principal amount of the notes redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

(f) Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

(6)   Each Holder, by accepting a Note, shall be deemed to have agreed that, if any gaming authority requires that a person who is a Holder or the beneficial owner of Notes be registered, licensed, qualified or found suitable under applicable gaming Laws, such Holder or beneficial owner, as the case may be, shall apply for a license, qualification or finding of suitability in accordance with such gaming Laws and shall cooperate with the requests of any gaming authority for information, documentation, and/or testimony. If such person (a) fails to apply for a license, qualification or finding of suitability, or (b) is notified by a gaming authority that it will not be licensed, qualified or found suitable, it shall be a Disqualified Holder and the and the Company shall have the right, at its option:

1.   to require such Person to dispose of its Notes or beneficial interest therein within thirty (30) days of receipt of notice of the Company's election or such earlier date as may be requested or required by such gaming authority; or

2.   to redeem such Notes, upon not less than thirty (30) days' prior written notice to the relevant Holders and the Trustee (or such earlier date as may be requested or required by such gaming authority), at a redemption price equal to either:

3.   the lesser of:

(i)   the Person's cost for such Notes, plus accrued and unpaid interest, if any, to the earlier of the date of redemption or the date of the finding of unsuitability or failure to comply; and

(ii)   100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the date of redemption or the date of finding of unsuitability, lack of qualification, denial of a license, or failure to comply; or

4.   such other amount as may be required by applicable Law or order of the gaming authority.

The Company shall notify the Trustee in writing of any such Disqualified Holder status or redemption as soon as practicable. Neither the Company nor the Trustee shall be responsible for any costs or expenses any Holder or beneficial owner may incur in connection with its registration, application for a license, qualification or a finding of suitability, or any renewal or continuation of the foregoing or compliance with any other requirement of a gaming authority. In addition, any Holder or beneficial owner of Notes that is required to be licensed, qualified or found suitable under applicable gaming Laws must pay all investigative fees and costs of any gaming authority in connection with such license, qualification, finding of suitability or application therefor.

(7)   *MANDATORY REDEMPTION*. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

(8)   *REPURCHASE AT THE OPTION OF HOLDER*.

(a)   Upon the occurrence of a Change of Control, unless the Company has previously or concurrently delivered a redemption notice (that may only be conditional upon the occurrence of such Change of Control) with respect to all the outstanding Notes as set forth under Section 3.07 of the Indenture, the Company will make an offer (a "*Change of Control Offer*") at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of repurchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will deliver notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, setting forth the procedures governing the Change of Control Offer as required by the Indenture.

(b)   If the Company or a Restricted Subsidiary of the Company consummates any Asset Disposition, on the 366th day after such Asset Disposition, if the aggregate amount of Excess Proceeds exceeds the greater of (a) $15.0 million and (b) 1.25% of Total Assets, the Company will make an Asset Disposition Offer to all Holders of Notes and all holders of other Pari Passu Indebtedness to purchase, prepay or redeem with the proceeds of sales of assets in accordance with the Indenture to purchase, prepay or redeem the maximum principal amount of Notes and such other Pari Passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Disposition Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase, prepayment or redemption, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Disposition Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and other Pari Passu Indebtedness tendered in (or required to be prepaid or redeemed in connection with) such Asset Disposition Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a *pro rata* basis, based on the amounts tendered or required to be prepaid or redeemed or as otherwise in accordance with the applicable procedures of the Depositary. Upon completion of each Asset Disposition Offer, the amount of Excess Proceeds will be reset at zero. Holders of Notes that are the subject of an offer to purchase will receive an Asset Disposition Offer from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled "*Option of Holder to Elect Purchase*" attached to the Notes.

(9)   *NOTICE OF REDEMPTION*. At least 10 days but not more than 60 days before a redemption date, the Company will deliver electronically or mail by first class mail a notice of redemption to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture pursuant to Articles 8 or 12 thereof. Notes and portions of Notes selected will be in minimum denominations of $2,000 or whole multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder shall be redeemed or purchased.

(10)   *DENOMINATIONS, TRANSFER, EXCHANGE*. The Notes are in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the next succeeding Interest Payment Date.

(11)   *SECURITY*. The Notes will be secured on the terms and subject to the conditions set forth in the Indenture and the Security Documents. Each Holder, by accepting this Note, consents and agrees to the terms of the Security Documents (including the provisions providing for the foreclosure and release of Collateral) as the same may be in effect or may be amended from time to time in accordance with their terms and the Indenture and authorizes and directs the Trustee and/or the Notes Collateral Agent, as applicable, to enter into the Security Documents and to perform its obligations and exercise its rights thereunder in accordance therewith.

(12)   *PERSONS DEEMED OWNERS*. The registered Holder of a Note may be treated as the owner of it for all purposes. Only registered Holders have rights under the Indenture.

(13)   *AMENDMENT, SUPPLEMENT AND WAIVER*. Subject to certain exceptions, the Indenture, the Notes or the Note Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes including Additional Notes, if any, voting as a single class, and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes including Additional Notes, if any, voting as a single class. Without the consent of any Holder of Notes, the Indenture, the Notes or the Note Guarantees may be amended or supplemented to, among other things, cure any ambiguity, mistake, defect, error or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or a Guarantor's obligations to Holders of the Notes and Note Guarantees by a successor to the Company or such Guarantor pursuant to the Indenture, to make any change that would add to the covenants or provide for a Guarantee for the benefit of the Holders of the Notes or surrender any right or power conferred upon the Company or any Restricted Subsidiary or that does not adversely affect the rights under the Indenture of any Holder, to conform the text of the Indenture, the Notes, or the Note Guarantees to any provision of the "Description of the Notes" section of the Offering Memorandum, to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture, to allow any Guarantor to execute a supplemental indenture to the Indenture and/or a Note Guarantee with respect to the Notes.

(14)   DEFAULTS AND REMEDIES. Events of Default include: (i) default in any payment of interest on any Note when due and payable, continued for 30 days; (ii) default in the payment of the principal amount of or premium, if any, on any Note issued under this Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise; (iii) failure to comply with the Company's agreements or obligations contained in the Indenture or the Security Documents (as defined in the Indenture) for 60 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in principal amount of the outstanding Notes which notice requires that the default be remedied and states that it is a notice of default under this Indenture; *provided* that the Company shall have 120 days after the receipt of such notice to remedy, or receive a waiver for, a failure to comply with Section 4.03 of the Indenture; (iv) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company any of its Restricted Subsidiaries) other than Indebtedness owed to the Company or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which (a) is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness, or (b) results in the acceleration of such Indebtedness prior to its stated final maturity, and, in each case under (a) and/or (b) above, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates to the greater of (a) $20.0 million and (b) 2.00% of Total Assets or more; (v) certain events of bankruptcy, insolvency or court protection of the Company or a Significant Subsidiary (as defined in the Indenture) or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary; (vi) failure by the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Company for a fiscal period end provided as required under Section 4.03 of the Indenture) would constitute a Significant Subsidiary) to pay certain final judgments aggregating in excess of the greater of (a) $20.0 million and (b) 2.00% of Total Assets, which judgments are not paid, discharged or stayed, for a period of 60 days; (vii) any Guarantee of the Notes ceases to be in full force and effect, other than in accordance with the terms of the Indenture or a Guarantor denies or disaffirms its obligations under its Guarantee of the Notes, other than in accordance with the terms thereof or upon release of such Guarantee in accordance with the Indenture. In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, all outstanding Notes will become due and payable immediately without further action or notice; and (viii) with respect to any Collateral (as defined in the Indenture) constituting more than $10.0 million individually or in the aggregate, any of the Security Documents ceases to be in full force and effect, or any of the Security Documents ceases to give the holders of the Notes the Liens purported to be created thereby, or any of the Security Documents is declared null and void or the Company or any Restricted Subsidiary denies in writing that it has any further liability under any Security Document or gives written notice to such effect, as set forth in Section 6.01 of the Indenture. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, interest, if any,) if it determines that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of all the Holders of Notes, rescind an acceleration or waive an existing Default or Event of Default and its respective consequences under the Indenture except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, the Notes (including in connection with an offer to purchase). The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

(15)   TRUSTEE DEALINGS WITH COMPANY. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not the Trustee.

(16)   NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

(17)   AUTHENTICATION. This Note will not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

(18)   ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(19)   CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes, and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

(20)   GOVERNING LAW. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THIS NOTE AND THE NOTE GUARANTEES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
Attention: Investor Relations

Assignment Form

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

(Insert assignee's legal name)

(Insert assignee's soc. sec. or tax I.D. no.)

(Print or type assignee's name, address and zip code)

and irrevocably appoint
to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date: _______________

Your Signature:

(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*: _________________________

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

Option of Holder to Elect Purchase

       If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.15 of the Indenture, check the appropriate box below:

                                Section 4.10   Section 4.15

       If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.10 or Section 4.15 of the Indenture, state the amount you elect to have purchased:

$_____

Date: _____

                  Your Signature:

                                                   (Sign exactly as your name appears on the face of this Note)

                  Tax Identification No.:

Signature Guarantee*: _____

*   Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

Schedule of Exchanges of Interests in the Global Note *

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Trustee or Custodian

* *This schedule should be included only if the Note is issued in global form.*

FORM OF CERTIFICATE OF TRANSFER

Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910

Wilmington Trust, National Association
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402

Re: 7.375% Senior Secured Notes due 2028

Reference is hereby made to the Indenture, dated as of January 25, 2021 (the "*Indenture*"), among Urban One, Inc., as issuer (the "*Company*"), the Guarantors party thereto and Wilmington Trust, National Association, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_____, (the "*Transferor*") owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $_____ in such Note[s] or interests (the "*Transfer*"), to _____ (the "*Transferee*"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1. **Check if Transferee will take delivery of a beneficial interest in the 144A Global Note or a Restricted Definitive Note pursuant to Rule 144A**. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the "*Securities Act*"), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

2. **Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Note or a Restricted Definitive Note pursuant to Regulation S**. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.   Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

3. **Check and complete if Transferee will take delivery of a beneficial interest in a Restricted Definitive Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S**. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

(a)   such Transfer is being effected   pursuant to and in accordance with Rule 144 under the Securities Act;

or

(b)   such Transfer is being effected to the   Company or a subsidiary thereof;

or

(c)   such Transfer is being effected   pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act.

or

(d)   such Transfer is being effected to an   Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Definitive Notes and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee in the form of Exhibit D to the Indenture and (2) if such Transfer is in respect of a principal amount of Notes at the time of transfer of less than $250,000, an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Notes and in the Indenture and the Securities Act.

4. **Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Definitive Note**.

(a)   **Check if Transfer is pursuant to Rule 144**. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(b)   **Check if Transfer is Pursuant to Regulation S**. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(c)   **Check if Transfer is Pursuant to Other Exemption**. The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By: _____
Name:
Title:

Dated: _____

ANNEX A TO CERTIFICATE OF TRANSFER

1. The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a) a beneficial interest in the:

(i) 144A Global Note (CUSIP__________), or

(ii) Regulation S Global Note (CUSIP __________), or

(b) a Restricted Definitive Note.

2. After the Transfer the Transferee will hold:

[CHECK ONE]

(a) a beneficial interest in the:

(i) 144A Global Note (CUSIP __________), or

(ii) Regulation S Global Note (CUSIP __________), or

(iii) Unrestricted Global Note (CUSIP __________); or

(b) a Restricted Definitive Note; or

(c) an Unrestricted Definitive Note,

in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910

Wilmington Trust, National Association
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402

Re: <u>7.375% Senior Secured Notes due 2028</u>

(CUSIP [91705J AC9][3] [U9155T AB3][4])

Reference is hereby made to the Indenture, dated as of January 25, 2021 (the "*Indenture*"), among Urban One, Inc., as issuer (the "*Company*"), the Guarantors party thereto and Wilmington Trust, National Association, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_____, (the "*Owner*") owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $_____ in such Note[s] or interests (the "*Exchange*"). In connection with the Exchange, the Owner hereby certifies that:

1. **Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note**

(a) **Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note**. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the Securities Act of 1933, as amended (the "*Securities Act*"), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b) **Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note**. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(c) **Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note**. In connection with the Owner's Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(d) **Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note**. In connection with the Owner's Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2. **Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes**

(a) **Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note.** In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner's own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

(b) **Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note**. In connection with the Exchange of the Owner's Restricted Definitive Note for a beneficial interest in the [CHECK ONE] 144A Global Note, Regulation S Global Note, with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired   for the Owner's own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:
    Name:
    Title:

Dated: _____

---

3   NTD: This is the CUSIP we will use for the 144A Notes.

4   NTD: This is the CUSIP we will use for the Reg S Notes.

FORM OF CERTIFICATE FROM
ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR

Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910

Wilmington Trust, National Association
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402

Re: 7.375% Senior Secured Notes due 2028

(CUSIP [91705J AC9][5] [U9155T AB3][6])

Reference is hereby made to the Indenture, dated as of January 25, 2021 (the "*Indenture*"), among Urban One, Inc., as issuer (the "*Company*"), the Guarantors party thereto and Wilmington Trust, National Association, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

In connection with our proposed purchase of $_____ aggregate principal amount of:

(a) a beneficial interest in a Global Note, or

(b) a Definitive Note,

we confirm that:

1. We understand that any subsequent transfer of the Notes or any interest therein is subject to certain restrictions and conditions set forth in the Indenture and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes or any interest therein except in compliance with, such restrictions and conditions and the Securities Act.

2. We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes and any interest therein may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell the Notes or any interest therein, we will do so only (A) to the Company or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a "qualified institutional buyer" (as defined therein), (C) to an institutional "accredited investor" (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you and to the Company a signed letter substantially in the form of this letter and, if such transfer is in respect of a principal amount of Notes, at the time of transfer of less than $250,000, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the provisions of Rule 144 under the Securities Act or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any Person purchasing the Definitive Note or beneficial interest in a Global Note from us in a transaction meeting the requirements of clauses (A) through (E) of this paragraph a notice advising such purchaser that resales thereof are restricted as stated herein.

3. We understand that, on any proposed resale of the Notes or beneficial interest therein, we will be required to furnish to you and the Company such certifications, legal opinions and other information as you and the Company may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us will bear a legend to the foregoing effect.

4. We are an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5. We are acquiring the Notes or beneficial interest therein purchased by us for our own account or for one or more accounts (each of which is an institutional "accredited investor") as to each of which we exercise sole investment discretion.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

[Insert Name of Accredited Investor]

By:
    Name:
    Title:

Dated: _____

---

[5] NTD: This is the CUSIP we will use for the 144A Notes.

[6] NTD: This is the CUSIP we will use for the Reg S Notes.

FORM OF NOTATION OF GUARANTEE

For value received, each Guarantor (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of January 25, 2021 (the "*Indenture*") among Urban One, Inc., a Delaware corporation (the "*Company*"), the Guarantors party thereto and Wilmington Trust, National Association, as trustee (the "*Trustee*"), (a) the due and punctual payment of the principal of, premium on, if any, and interest, if any, on, the Notes, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal of, premium on, if any, and interest, if any, on, the Notes, if any, if lawful, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. The obligations of the Guarantors to the Holders of Notes and to the Trustee pursuant to the Note Guarantee and the Indenture are expressly set forth in Article 11 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Note Guarantee. Each Holder of a Note, by accepting the same, (a) agrees to and shall be bound by such provisions and (b) appoints the Trustee attorney-in-fact of such Holder for such purpose.

Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

[NAME OF GUARANTOR(S)]

By:
    Name:
    Title:

E - 1

FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT GUARANTORS

SUPPLEMENTAL INDENTURE (this "*Supplemental Indenture*"), dated as of _____, among _____ (the "*Guaranteeing Subsidiary*"), a subsidiary of Urban One, Inc. (or its permitted successor), a Delaware corporation (the "*Company*"), the Company, the other Guarantors (as defined in the Indenture referred to herein) and Wilmington Trust, National Association, as trustee under the Indenture referred to below (the "*Trustee*").

WITNESSETH

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the "*Indenture*"), dated as of January 25, 2021 providing for the issuance of [7.375% Senior Secured Notes due 2028] (the "*Notes*");

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company's Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the "*Note Guarantee*"); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1.   CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.   AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Note Guarantee and in the Indenture including but not limited to Article 11 thereof.

3.   NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, this Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

4.   NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

5.   COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6   EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

7.   THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: _____,

[GUARANTEEING SUBSIDIARY]

By:
    Name:
    Title:

[COMPANY]

By:
    Name:
    Title:

[EXISTING GUARANTORS]

By:
    Name:
    Title:

[TRUSTEE],
  as Trustee

By:
    Authorized Signatory

[FORM OF]7

FIRST/SECOND LIEN JUNIOR LIEN INTERCREDITOR AGREEMENT

Dated as of **[_____], 20[__]**

AMONG

[_____],

AS THE INITIAL PARITY LIEN REPRESENTATIVE AND THE INITIAL PARITY LIEN COLLATERAL AGENT FOR THE INITIAL PARITY LIEN CLAIMHOLDERS,

[_____],

AS THE INITIAL JUNIOR LIEN REPRESENTATIVE AND THE INITIAL JUNIOR LIEN COLLATERAL AGENT FOR THE INITIAL JUNIOR LIEN CLAIMHOLDERS,

AND

EACH ADDITIONAL REPRESENTATIVE AND COLLATERAL AGENT FROM TIME TO TIME PARTY HERETO

AND

URBAN ONE, INC.,
AS THE COMPANY,

AND THE OTHER
GRANTORS REFERRED TO HEREIN

---

[7] *NTD – in the event that Junior Lien Debt is executed after the date of the Notes Indenture and this First/Second Lien Junior Lien Intercreditor Agreement is executed and delivered, this Agreement will be updated to reflect the identities and nature of the "Initial Parity Lien Representative", the "Initial Parity Lien Collateral Agent", the "Designated Parity Lien Representative", the "Designated Parity Lien Collateral Agent", the "Initial Junior Lien Representative", the "Initial Junior Lien Collateral Agent", the "Designated Junior Lien Representative" and the "Designated Junior Lien Collateral Agent" as well to reflect any conforming definitional changes related thereto. The "Designated Parity Lien Representative" and the "Designated Parity Lien Collateral Agent" will be (i) in the event that additional Parity Lien Obligations are incurred pursuant to a term loan facility with an outstanding principal amount of loans thereunder in excess of $100,000,000, the Parity Lien Representative for such term loan facility and (ii) in the event that additional Parity Lien Obligations are incurred pursuant to an indenture or similar issuance of notes or are incurred pursuant to a term loan facility with an outstanding principal amount of loans thereunder less than or equal to $100,000,000, the Parity Lien Representative for such Parity Lien Obligations party hereto that represents the largest principal amount of Parity Lien Obligations.*

TABLE OF CONTENTS

Page

FIRST/SECOND LIEN JUNIOR LIEN INTERCREDITOR AGREEMENT

This **FIRST/SECOND LIEN JUNIOR LIEN INTERCREDITOR AGREEMENT** (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, this "**Agreement**"), dated as of [____], 20[__],by and among [____________] ("[____________]"), as Parity Lien Representative for the Initial Parity Lien Claimholders (as defined below) (in such capacity and together with its successors and assigns from time to time in such capacity, the "**Initial Parity Lien Representative**"), [____________], as collateral agent for the Initial Parity Lien Claimholders (in such capacity and together with its successors and assigns from time to time in such capacity, the "**Initial Parity Lien Collateral Agent**"), [___________], as collateral agent under the Initial Junior Lien [Credit Agreement] referred to below (in such capacity, "[___________]"), as Junior Lien Representative for the Initial Junior Lien Claimholders (as defined below) (in such capacity and together with its successors and assigns from time to time in such capacity, the "**Initial Junior Lien Representative**"), [___________], as collateral agent for the Initial Junior Lien Claimholders (in such capacity and together with its successors and assigns from time to time in such capacity, the "**Initial Junior Lien Collateral Agent**"), and each additional Parity Lien Representative, Parity Lien Collateral Agent, Junior Lien Representative and Junior Lien Collateral Agent that from time to time becomes a party hereto pursuant to Section 8.7, Urban One, Inc., a Delaware corporation (the "**Company**"), and the other Grantors party hereto from time to time (as defined below). Capitalized terms used in this Agreement have the meanings assigned to them in Section 1 below.

RECITALS

The Company, certain subsidiaries of the Company, the Initial Parity Lien Representative and the Initial Parity Lien Collateral Agent have entered into the that certain [Indenture], dated as of [ ] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time the "**Initial Parity Lien Indenture**");

The Company, certain subsidiaries of the Company, the Initial Junior Lien Representative and the Initial Junior Lien Collateral Agent have entered into that certain [Credit Agreement], dated as of [____] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "**Initial Junior Lien Credit Agreement**");

The Company and certain current and future Subsidiaries have agreed to guaranty the Parity Lien Obligations and the Junior Lien Obligations;

The obligations of the Company and the other Grantors under the Initial Parity Lien Indenture and the obligations of the Company, the other Grantors and any of their respective Subsidiaries under certain Hedge Agreements and in respect of certain Bank Product Obligations, the obligations of the Company and certain current and future Subsidiaries in respect of their guaranty of the Parity Lien Obligations will be secured on a senior-priority basis by liens on substantially all of the assets of the Company, the Grantors and such Subsidiaries pursuant to the terms of the Parity Lien Collateral Documents;

The obligations of the Company under the Initial Junior Lien Credit Agreement and the obligations of the Company and certain current and future Subsidiaries in respect of their guaranty of the Junior Lien Obligations will be secured on a junior-priority basis by liens on substantially all of the assets of the Company, the Grantors and such Subsidiaries pursuant to the terms of the Junior Lien Collateral Documents;

The Parity Lien Debt Documents and the Junior Lien Debt Documents provide, among other things, that the parties thereto shall set forth in this Agreement their respective rights and remedies with respect to the Collateral; and

In consideration of the foregoing, the mutual covenants and obligations herein set forth and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, each of the Initial Parity Lien Representative (for itself and on behalf of each other Initial Parity Lien Claimholder), the Initial Parity Lien Collateral Agent (for itself and on behalf of each other Initial Parity Lien Claimholder), the Initial Junior Lien Representative (for itself and on behalf of each other Initial Junior Lien Claimholder), the Initial Junior Lien Collateral Agent (for itself and on behalf of each other Initial Junior Lien Claimholder), each Additional Parity Lien Representative (for itself and on behalf of each other Additional Parity Lien Claimholder represented by it), each Additional Parity Lien Collateral Agent (for itself and on behalf of each other Additional Parity Lien Claimholder represented by it), each Additional Junior Lien Representative (for itself and on behalf of each other Additional Junior Lien Claimholder represented by it) and each Additional Junior Lien Collateral Agent (for itself and on behalf of each other Additional Junior Lien Claimholder represented by it), intending to be legally bound, hereby agrees as follows:

ARTICLE 14 DEFINITIONS.

Section 14.01 *Defined Terms*. As used in this Agreement, the following terms shall have the following meanings:

"**ABL Intercreditor Agreement**" means the Intercreditor Agreement entered into on January 25, 2021, by and among the Initial Parity Lien Representative, the Initial Parity Lien Collateral Agent, the other Parity Lien Representatives, the Junior Lien Representatives and the collateral agent under that certain Credit Agreement, dated as of April 21, 2016, among the Company, as borrower, the lenders party thereto from time to time, and Wells Fargo Bank, National Association, as administrative agent, and acknowledged and agreed to by the Company and the other Grantors, as amended, restated, amended and restated, modified, supplemented, renewed, extended, restructured, refinanced or replaced in whole or in part from time to time.

"**Additional Collateral Agent**" means an Additional Parity Lien Collateral Agent and/or an Additional Junior Lien Collateral Agent, as the context may require.

"**Additional Debt**" has the meaning set forth in Section 8.7.

"**Additional Junior Lien Claimholders**" means, with respect to any Series of Additional Junior Lien Debt, the holders of such Additional Junior Lien Debt, the Junior Lien Representative with respect thereto, and the Junior Lien Collateral Agent with respect thereto.

"**Additional Junior Lien Collateral Agent**" has the meaning set forth in the definition of "Junior Lien Collateral Agent".

"**Additional Junior Lien Debt**" means notes issued under any indenture, any credit facility, any note purchase agreement, any notes or any other Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Company that was permitted to be Incurred and so secured under each Secured Documents, and guarantees thereof, in each case, other than Initial Junior Lien Debt; provided, in the case of any notes, guarantees or other Indebtedness referred to in this clause (1), that:

(A) on or before the date on which such additional notes are issued or Indebtedness is incurred by the Company or guarantees Incurred by such other Grantor or the Company, such notes, guarantees or other Indebtedness, as applicable, is designated by the Company, as "Additional Junior Lien Debt" and the conditions set forth in Section 8.7 are satisfied;

(B) such additional notes, guarantees or other Indebtedness is governed by an indenture, note purchase agreement, note or a credit agreement, as applicable, or other agreement that meets the requirements of the ABL Intercreditor Agreement; and

(C) all requirements set forth herein as to the confirmation, grant or perfection of the Additional Junior Lien Representative's Lien to secure such additional notes, guarantees or other Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (B) will be conclusively established for purposes of this Agreement if the Company delivers to the Initial Parity Lien Representative, the Initial Parity Lien Collateral Agent, the Initial Junior Lien Representative and the Initial Junior Lien Collateral Agent an additional secured debt designation stating that such requirements and other provisions have been satisfied and that such notes, guarantees or other Indebtedness is "Additional Junior Lien Debt");

"**Additional Junior Lien Debt Documents**" means, with respect to any Series of Additional Junior Lien Debt, any credit, guarantee and security documents governing any Additional Junior Lien Obligation, and any additional indenture, credit facility or other agreement pursuant to which any Additional Junior Lien Debt is Incurred and the security documentation related thereto (other than any security documentation that does not secure Additional Junior Lien Obligations), as each may be amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms of this Agreement.

"**Additional Junior Lien Obligations**" means Additional Junior Lien Debt and all other Obligations in respect thereof. "Additional Junior Lien Obligations" shall include all interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) in accordance with the rate specified in the relevant Additional Junior Lien Debt Document.

"**Additional Junior Lien Representative**" has the meaning set forth in the definition of "Junior Lien Representative".

"**Additional Obligations**" means the Additional Parity Lien Obligations and the Additional Junior Lien Obligations.

"**Additional Parity Lien Claimholders**" means, with respect to any Series of Additional Parity Lien Debt, the holders of such Indebtedness, the Parity Lien Representative with respect thereto, and the Parity Lien Collateral Agent with respect thereto.

"**Additional Parity Lien Collateral Agent**" has the meaning set forth in the definition of "Parity Lien Collateral Agent".

“**Additional Parity Lien Debt**” means:

(1) additional notes issued under any indenture or other Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Company under any Additional Parity Lien Debt Facility that was permitted to be Incurred and so secured under each Secured Document, and guarantees thereof; provided, in the case of any additional notes, guarantees or other Indebtedness referred to in this clause (1), that:

(A) on or before the date on which such additional notes are issued or Indebtedness is incurred by the Company or guarantees Incurred by such other Grantor or the Company, such additional notes, guarantees or other Indebtedness, as applicable, is designated by the Company as “Additional Parity Lien Debt” and the conditions set forth in Section 8.7 are satisfied;

(B) such additional notes, guarantees or other Indebtedness is governed by an indenture, note purchase agreement, note or a credit agreement, as applicable, or other agreement that meets the requirements of the ABL Intercreditor Agreement; and

(C) all requirements set forth herein as to the confirmation, grant or perfection of the Additional Parity Lien Representative’s Lien to secure such additional notes, guarantees or other Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (C) will be conclusively established for purposes of this Agreement if the Company delivers to the Initial Parity Lien Representative, the Initial Parity Lien Collateral Agent, the Initial Junior Lien Representative and the Initial Junior Lien Collateral Agent an additional secured debt designation stating that such requirements and other provisions have been satisfied and that such notes, guarantees or other Indebtedness is “Additional Parity Lien Debt”); and

(2) Hedging Obligations of the Company or any other Grantor Incurred in accordance with the terms of the Secured Documents; provided that:

(A) on or before or within thirty (30) days after the date on which such Hedging Obligations are Incurred by the Company or such other Grantor, such Hedging Obligations are designated by the Company in an officers’ certificate delivered to the Initial Parity Lien Representative, the Initial Parity Lien Collateral Agent, the Initial Junior Lien Representative and the Initial Junior Lien Collateral Agent, as “Additional Parity Lien Debt” for the purposes of this Agreement;

(B) the counterparty in respect of such Hedging Obligations, in its capacity as a holder or beneficiary of such Additional Parity Lien Obligation, executes and delivers a joinder to this Agreement in accordance with the terms hereof or otherwise becomes subject to the terms of this Agreement; and

(C) all other requirements set forth herein have been complied with (and the satisfaction of such requirements will be conclusively established for purposes of this Agreement if the Company delivers to the Initial Parity Lien Representative, the Initial Parity Lien Collateral Agent, the Initial Junior Lien Representative and the Initial Junior Lien Collateral Agent an additional secured debt designation stating that such requirements and other provisions have been satisfied and that such Hedging Obligations are “Additional Parity Lien Debt”);

provided that for purposes of this Agreement, if the aggregate principal amount of the Indebtedness for borrowed money outstanding under clause (1) plus any other Parity Lien Debt exceeds the Intercreditor Parity Lien Cap, only that portion of the principal amount of the Parity Lien Debt up to the Intercreditor Parity Lien Cap shall constitute Parity Lien Debt under such this Agreement and only interest and reimbursement obligations in respect of the principal amount of Intercreditor Parity Lien Debt so included shall constitute Parity Lien Debt; provided, however, that notwithstanding the foregoing, if at the time of Incurrence such Indebtedness constitutes Parity Lien Debt, any subsequent reduction in the Intercreditor Parity Lien Cap shall not cause such outstanding Indebtedness to cease to be deemed Parity Lien Debt for purposes of this Agreement. For the avoidance of doubt, any Indebtedness not constituting Parity Lien Debt, and any interest or reimbursement obligation in respect thereof, shall not constitute Parity Lien Obligations; provided, further, no additional Indebtedness Incurred under clauses (1) and (2) above shall constitute “Parity Lien Debt” hereunder unless it is permitted to be incurred by the Company and/or the applicable Grantor under the Secured Documents then in effect (including, as applicable, the Initial Parity Lien Indenture).

“**Additional Parity Lien Debt Documents**” means, with respect to any Series of Additional Parity Lien Debt, any credit, guarantee and security documents governing any Additional Parity Lien Obligation, and any additional indenture, credit facility or other agreement pursuant to which any Additional Parity Lien Debt is Incurred and the security documentation related thereto (other than any security documentation that does not secure Additional Parity Lien Obligations), as each may be amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms of this Agreement.

“**Additional Parity Lien Obligations**” means Additional Parity Lien Debt and all other Obligations in respect thereof, including any secured Hedging Obligations thereunder or any Obligations under Cash Management Services secured thereunder owed to any secured party pursuant to Additional Parity Lien Debt Documents. Notwithstanding the foregoing, for purposes of this Agreement, if the aggregate principal amount of Indebtedness for borrowed money constituting principal outstanding under the Additional Parity Lien Documents is in excess of the Intercreditor Parity Lien Cap at the time such Indebtedness is Incurred, then only that portion of such Indebtedness equal to the Intercreditor Parity Lien Cap at the time such Indebtedness is Incurred shall be included in Additional Parity Lien Obligations and interest and reimbursement obligations with respect to such Indebtedness shall only constitute Additional Parity Lien Obligations to the extent related to Indebtedness included in the Additional Parity Lien Obligations. “Additional Parity Lien Obligations” shall include all interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts accrued or accruing (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) in accordance with the rate specified in the relevant Additional Parity Lien Debt Document.

“**Additional Parity Lien Representative**” has the meaning set forth in the definition of “Parity Lien Representative”.

“**Additional Representative**” means an Additional Parity Lien Representative and/or an Additional Junior Lien Representative, as the context may require.

“**Affiliate**” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“**Agreement**” has the meaning set forth in the Preamble to this Agreement.

“**Bank Product Obligations**” means, all obligations and liabilities (whether direct or indirect, absolute or contingent, due or to become due or now existing or hereafter incurred) of the Company, any other Grantor or any of their respective Subsidiaries, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise, which may arise under, out of, or in connection with any treasury, investment, depository, clearing house, wire transfer, cash management or automated clearing house transfers of funds services or any related services, to any Person permitted to be secured under the Parity Lien Debt Documents or under the Junior Lien Debt Documents, as the case may be.

“**Bankruptcy Code**” means Title 11 of the United States Code entitled “Bank-ruptcy,” as now and hereafter in effect, or any successor statute.

“**Bankruptcy Law**” means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

“**Business Day**” means a day other than a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“**Capital Stock**” of any Person means any and all shares of, rights to purchase, warrants, options or depositary receipts for, or other equivalents of or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“**Claimholders**” means the Parity Lien Claimholders and/or the Junior Lien Claimholders, as the context may require.

“**Collateral**” means, at any time, all of the assets and property of any Grantor, whether real, personal or mixed, in which the holders of Parity Lien Obligations under at least one Series of Parity Lien Obligations and the holders of Junior Lien Obligations under at least one Series of Junior Lien Obligations (or their respective Collateral Agents or Representatives) hold, purport to hold or are entitled to hold, a security interest at such time (or, in the case of the Parity Lien Obligations, are deemed pursuant to Section 2 to hold a security interest), including any property subject to Liens granted pursuant to Section 6 to secure both Parity Lien Obligations and Junior Lien Obligations. If, at any time, any portion of the Parity Lien Collateral under one or more Series of Parity Lien Obligations does not constitute Junior Lien Collateral under one or more Series of Junior Lien Obligations, then such portion of such Parity Lien Collateral shall constitute Collateral only with respect to the Junior Lien Obligations for which it constitutes Junior Lien Collateral and shall not constitute Collateral for any Junior Lien Obligations which do not have a security interest in such Collateral at such time.

“**Collateral Agent**” means any Parity Lien Collateral Agent and/or any Junior Lien Collateral Agent, as the context may require.

“**Collateral Documents**” means the Parity Lien Collateral Documents and the Junior Lien Collateral Documents.

“**Company**” has the meaning set forth in the Preamble to this Agreement.

"**Declined Liens**" has the meaning set forth in Section 2.3.

"**Designated Junior Lien Collateral Agent**" means (i) if at any time there is only one Series of Junior Lien Obligations with respect to which the Discharge of Junior Lien Obligations has not occurred, the Junior Lien Collateral Agent for the Junior Lien Claimholders in such Series and (ii) at any time when clause (i) does not apply, the "[Applicable Collateral Agent]" (as defined in the Junior Lien Pari Passu Intercreditor Agreement) at such time.

"**Designated Junior Lien Representative**" means (i) if at any time there is only one Series of Junior Lien Obligations with respect to which the Discharge of Junior Lien Obligations has not occurred, the Junior Lien Representative for the Junior Lien Claimholders in such Series and (ii) at any time when clause (i) does not apply, the "[Applicable Representative]" (as defined in the Junior Lien Pari Passu Intercreditor Agreement) at such time.

"**Designated Parity Lien Collateral Agent**" means (i) if at any time there is only one Series of Parity Lien Obligations with respect to which the Discharge of Parity Lien Obligations has not occurred, the Parity Lien Collateral Agent for the Parity Lien Claimholders in such Series and (ii) at any time when clause (i) does not apply, the "Applicable Collateral Agent" (as defined in the Parity Lien Pari Passu Intercreditor Agreement) at such time.

"**Designated Parity Lien Representative**" means (i) if at any time there is only one Series of Parity Lien Obligations with respect to which the Discharge of Parity Lien Obligations has not occurred, the Parity Lien Representative for the Parity Lien Claimholders in such Series and (ii) at any time when clause (i) does not apply, the "Applicable Representative" (as defined in the Parity Lien Pari Passu Intercreditor Agreement) at such time.

"**Designation**" means a designation of Additional Parity Lien Debt or Additional Junior Lien Debt in substantially the form of Exhibit C attached hereto.

"**DIP Financing**" has the meaning set forth in Section 6.1(a).

"**Discharge of Junior Lien Obligations**" means, except to the extent otherwise expressly provided in Section 5.6, with respect to each Series of Junior Lien Debt and all Junior Lien Obligations related thereto:

1.   termination or expiration of all commitments to extend credit that would constitute Junior Lien Debt;

2.   either (x) payment in full in cash of the principal of, and interest (including Post-Petition Interest, whether or not such interest would be allowed in such Insolvency or Liquidation Proceedings) and premium, if any, on all Junior Lien Debt (other than any undrawn letters of credit), other than from the proceeds of an Incurrence of Junior Lien Debt or (y) defeasance in full of all Junior Lien Obligations in accordance with the terms of the applicable Junior Lien Debt Documents;

3.   discharge, back stop or cash collateralization (at the lower of (A) 103% of the aggregate undrawn amount and (B) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Junior Lien Debt Document) of all outstanding letters of credit constituting Junior Lien Debt or otherwise deem such outstanding letter of credit as a letter of credit under a new facility; and

4.   payment in full in cash of all other Junior Lien Obligations that are outstanding and unpaid at the time the Junior Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

Unless used in connection with a specific Series of Junior Lien Debt, all references to Discharge of Junior Lien Obligations shall mean that a Discharge of Junior Lien Obligations has occurred for each Series of Junior Lien Debt. If a Discharge of Junior Lien Obligations occurs prior to the termination of this Agreement in accordance with Section 8.2, to the extent that additional Junior Lien Obligations are Incurred or Junior Lien Obligations are reinstated in accordance with Section 6.4, the Discharge of Junior Lien Obligations shall (effective upon the Incurrence of such additional Junior Lien Obligations or reinstatement of such Junior Lien Obligations, as applicable) be deemed to no longer be effective. For the avoidance of doubt, a Discharge of Junior Lien Obligations shall not occur until the foregoing requirements are satisfied for each Series of Junior Lien Debt.

"**Discharge of Parity Lien Obligations**" means, except to the extent otherwise expressly provided in Section 5.6, with respect to each Series of Parity Lien Debt and all Parity Lien Obligations related thereto:

(1)   termination or expiration of all commitments to extend credit that would constitute Parity Lien Debt;

(2)   either (x) payment in full in cash of the principal of, and interest (including Post-Petition Interest, whether or not such interest would be allowed in such Insolvency or Liquidation Proceedings) and premium, if any, on all Parity Lien Debt (other than any undrawn letters of credit), other than from the proceeds of an Incurrence of Parity Lien Debt or (y) defeasance in full of all Parity Lien Obligations in accordance with the terms of the applicable Parity Lien Debt Documents;

(3)   discharge, backstop or cash collateralization (at the lower of (A) 103% of the aggregate undrawn amount and (B) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Parity Lien Debt Document) of all outstanding letters of credit constituting Parity Lien Debt; and

(4)   payment in full in cash of all other Parity Lien Obligations that are outstanding and unpaid at the time the Parity Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

Unless used in connection with a specific Series of Parity Lien Debt, all references to Discharge of Parity Lien Obligations shall mean that a Discharge of Parity Lien Obligations has occurred for each Series of Parity Lien Debt. If a Discharge of Parity Lien Obligations occurs prior to the termination of this Agreement in accordance with Section 8.2, to the extent that Additional Parity Lien Obligations are Incurred or Parity Lien Obligations are reinstated in accordance with Section 6.4, the Discharge of Parity Lien Obligations shall (effective upon the Incurrence of such Additional Parity Lien Obligations or reinstatement of such Parity Lien Obligations, as applicable) be deemed to no longer be effective. For the avoidance of doubt, a Discharge of Parity Lien Obligations shall not occur until the foregoing requirements are satisfied for each Series of Parity Lien Debt.

"**Disposition**" has the meaning set forth in Section 5.1(b).

"**Enforcement Action**" means any action to:

(1)   foreclose, execute, levy, or collect on, take possession or control of (other than for purposes of perfection), sell or otherwise realize upon (judicially or non-judicially), or lease, license, or otherwise dispose of (whether publicly or privately), Collateral, or otherwise exercise or enforce remedial rights with respect to Collateral under the Parity Lien Debt Documents or the Junior Lien Debt Documents (including by way of setoff, recoupment, notification of a public or private sale or other disposition pursuant to the UCC or other applicable law, notification to account debtors, notification to depositary banks under deposit account control agreements, or exercise of rights under landlord consents, if applicable);

(2)   solicit bids from third Persons, approve bid procedures for any proposed disposition of Collateral, conduct the liquidation or disposition of Collateral or engage or retain sales brokers, marketing agents, investment bankers, accountants, appraisers, auctioneers, or other third Persons for the purposes of valuing, marketing, promoting, and selling Collateral;

(3)   receive a transfer of Collateral in satisfaction of Indebtedness or any other Obligation secured thereby;

(4)   otherwise enforce a security interest or exercise another right or remedy, as a secured creditor or otherwise, pertaining to the Collateral at law, in equity, or pursuant to the Parity Lien Debt Documents or Junior Lien Debt Documents (including the commencement of applicable legal proceedings or other actions with respect to all or any portion of the Collateral to facilitate the actions described in the preceding clauses, and exercising voting rights in respect of equity interests comprising Collateral); or

(5)   effectuate or cause the Disposition of Collateral by any Grantor after the occurrence and during the continuation of an event of default under any of the Parity Lien Debt Documents or the Junior Lien Debt Documents with the consent of the applicable Parity Lien Collateral Agent (or Parity Lien Claimholders) or Junior Lien Collateral Agent (or Junior Lien Claimholders).

"**Governmental Authority**" shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including the Federal Communications Commission (or any successor agency, commission, bureau, department or other political subdivision of the United States of America)).

"**Grantors**" means the Company and each Subsidiary of the Company that has guaranteed the Parity Lien Obligations and the Junior Lien Obligations and each other Person that has or may from time to time hereafter execute and deliver any Parity Lien Collateral Document and/or Junior Lien Collateral Document as a "grantor" or "pledgor" (or the equivalent thereof) to secure any Parity Lien Obligations and/or Junior Lien Obligations, as the context may require.

"**Hedge Agreement**" means a Swap Contract entered into by the Company, any other Grantor or any of their respective Subsidiaries with a counterparty as permitted to be secured on a first-priority basis under the Parity Lien Debt Documents or on a second-priority basis under the Junior Lien Debt Documents, as the case may be.

"**Hedging Obligation**" of any Person means any obligation of such Person pursuant to any Hedge Agreement.

"**Incur**" means issue, create, assume, enter into any guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms "Incurred" and "Incurrence" have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be "Incurred" at the time any funds are borrowed thereunder.

"**Indebtedness**" means and includes all Obligations that constitute "Indebtedness" (or similar term) within the meaning of the Parity Lien Debt Documents or "Indebtedness" (or similar term) within the meaning of the Junior Lien Debt Documents, as applicable and in any event shall include all indebtedness for borrowed money.

"**Initial Junior Lien Claimholders**" means, at any relevant time, the holders of the Initial Junior Lien Obligations at that time, the holders of other Initial Junior Lien Obligations, the Initial Junior Lien Collateral Agent, the Initial Junior Lien Representative under the Initial Junior Lien Debt Documents, and any other "Secured Parties" (or similar term) as defined in the Initial Junior Lien Debt Documents.

"**Initial Junior Lien Collateral Agent**" has the meaning set forth in the Preamble to this Agreement.

"**Initial Junior Lien Credit Agreement**" has the meaning set forth in the Recitals.

"**Initial Junior Lien Debt**" means the Indebtedness and guarantees thereof now or hereafter Incurred pursuant to the Initial Junior Lien Debt Documents. Initial Junior Lien Debt shall include any Registered Equivalent Notes and guarantees thereof by the Grantors issued in exchange thereof.

"**Initial Junior Lien Debt Documents**" means that certain Initial Junior Lien Credit Agreement and the other "Loan Documents" (or similar term) as defined in the Initial Junior Lien Credit Agreement and any credit, guarantee and security documents governing any Initial Junior Lien Obligation, and any additional indenture, credit facility or other agreement pursuant to which any Initial Junior Lien Debt is Incurred and the security documentation related thereto (other than any security documentation that does not secure Initial Junior Lien Obligations), as each may be amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms of this Agreement.

"**Initial Junior Lien Obligations**" means the Initial Junior Lien Debt and all other Obligations in respect thereof. "Initial Junior Lien Obligations" shall include all interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) in accordance with the rate specified in the relevant Initial Junior Lien Debt Document.

"**Initial Junior Lien Representative**" has the meaning set forth in the Preamble to this Agreement.

"**Initial Parity Lien Claimholders**" means, at any relevant time, the holders of the Initial Parity Lien Obligations at that time, the Initial Parity Lien Collateral Agent, the Initial Parity Lien Representative under the Initial Parity Lien Debt Documents, and any other "Secured Parties" (or similar term) as defined in the Initial Parity Lien Debt Documents.

"**Initial Parity Lien Collateral Agent**" has the meaning set forth in the Preamble to this Agreement.

"**Initial Parity Lien Debt**" means the Indebtedness and guarantees thereof now or hereafter Incurred pursuant to the Initial Parity Lien Debt Documents. Initial Parity Lien Debt shall include any Registered Equivalent Notes and guarantees thereof by the Grantors issued in exchange thereof.

"**Initial Parity Lien Indenture**" has the meaning set forth in the Recitals.

"**Initial Parity Lien Debt Documents**" means the Initial Parity Lien Indenture and the other "Note Documents" (or similar term) as defined in the Initial Parity Lien Indenture and any credit, guarantee and security documents governing any Initial Parity Lien Debt Obligation, and any additional indenture, credit facility or other agreement pursuant to which any Initial Parity Lien Debt is Incurred and the security documentation related thereto (other than any security documentation that does not secure Initial Parity Lien Obligations), as each may be amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms of this Agreement.

"**Initial Parity Lien Obligations**" means the Initial Parity Lien Debt and all other Obligations in respect thereof. "Initial Parity Lien Obligations" shall include all interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) in accordance with the rate specified in the relevant Initial Parity Lien Debt Document.

"**Initial Parity Lien Representative**" has the meaning set forth in the Preamble to this Agreement.

"**Insolvency or Liquidation Proceeding**" means:

(1) any voluntary or involuntary case commenced by or against any Grantor under any Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of any Grantor, any receivership or assignment for the benefit of creditors relating to any Grantor or any similar case or proceeding relative to any Grantor or its creditors, as such, in each case whether or not voluntary;

(2) any liquidation, foreclosure, power of sale, dissolution, marshalling of assets or liabilities or other winding up of or relating to any Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, unless otherwise permitted by the Secured Documents;

(3) any proceeding seeking the appointment of a trustee, Receiver, liquidator, custodian or other insolvency official with respect to any Grantor or any of their assets;

(4) any other proceeding of any type or nature in which substantially all claims of creditors of any Grantor are determined and any payment or distribution is or may be made on account of such claims; or

(5) any analogous procedure or step in any jurisdiction.

"**Intercreditor Parity Lien Cap**" means, as of any date of determination, the sum of (1) [the aggregate principal amount of the Senior Secured Notes (as defined in the Initial Parity Lien Indenture) of the Company issued on January 25, 2021 (excluding any additional notes issued under the Notes Indenture related thereto)][8] plus (2) the amount of Parity Lien Debt in respect of Indebtedness for borrowed money that may be Incurred by the Company or any of the Guarantors such that, after giving pro forma effect to such Incurrence and the application of net proceeds therefrom, the Consolidated Secured Leverage Ratio (as defined in the Initial Parity Lien Indenture) would be no greater than 4.50 to 1.0 *plus* (3) the amount of Indebtedness in respect of Indebtedness for borrowed money that may be secured by a lien pursuant to clause (14) of the definition of Permitted Lien in the Initial Parity Lien Indenture.

"**Joinder Agreement**" means a supplement to this Agreement in the form of: (i) Exhibit A or Exhibit B hereto, as applicable, required to be delivered by a Representative and a Collateral Agent to each other then-existing Representative and Collateral Agent pursuant to Section 8.7 in order to include Additional Parity Lien Debt or Additional Junior Lien Debt hereunder and to become the Representative or Collateral Agent, as the case may be, hereunder in respect thereof for the applicable Additional Parity Lien Claimholders or applicable Additional Junior Lien Claimholders, as the case may be, under such Additional Parity Lien Debt or Additional Junior Lien Debt or (ii) Exhibit D hereto required to be delivered by any Grantor pursuant to Section 8.20.

"**Junior Lien Adequate Protection Payments**" has the meaning set forth in Section 6.3(b).

"**Junior Lien Claimholders**" means the Initial Junior Lien Claimholders and any Additional Junior Lien Claimholders.

"**Junior Lien Collateral**" means any "Collateral," "Pledged Collateral" or similar term as defined in any Junior Lien Debt Document or any other assets of the Company or any other Grantor with respect to which a Lien is granted, purported to be granted or required to be granted pursuant to a Junior Lien Debt Document as security for any Junior Lien Obligations and shall include any property or assets subject to replacement Liens or adequate protection Liens in favor of any Junior Lien Claimholder.

"**Junior Lien Collateral Agent**" means (i) in the case of any Initial Junior Lien Obligations or the Initial Junior Lien Claimholders, the Initial Junior Lien Collateral Agent and (ii) in the case of any Additional Junior Lien Obligations and the Additional Junior Lien Claimholders in respect thereof, the Person serving as collateral agent (or the equivalent) for such Additional Junior Lien Obligations and that is named as the Junior Lien Collateral Agent in respect of such Additional Junior Lien Obligations in the applicable Joinder Agreement (each, in the case of this clause (ii), together with its successors and assigns in such capacity, an "**Additional Junior Lien Collateral Agent**").

"**Junior Lien Collateral Documents**" means the "Security Documents" or "Collateral Documents" or similar term (as defined in the applicable Junior Lien Debt Documents) and any other agreement, document or instrument pursuant to which a Lien is granted securing any Junior Lien Obligations or pursuant to which any such Lien is perfected.

"**Junior Lien Debt**" means the Initial Junior Lien Debt and any Additional Junior Lien Debt.

"**Junior Lien Declined Lien**" has the meaning set forth in Section 2.3.

"**Junior Lien Debt Documents**" means the Initial Junior Lien Debt Documents and any Additional Junior Lien Debt Documents.

"**Junior Lien Default**" means an "event of default" (or similar defined term) (as defined in any of the Junior Lien Documents).

"**Junior Lien Mortgages**" means a collective reference to each mortgage, deed of trust and any other document or instrument under which any Lien on real property owned or leased by any Grantor is granted to secure any Junior Lien Obligations or under which rights or remedies with respect to any such Liens are governed.

"**Junior Lien Obligations**" means the Initial Junior Lien Obligations and any Additional Junior Lien Obligations. "Junior Lien Obligations" shall include all interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) in accordance with the rate specified in the relevant Junior Lien Debt Document.

"**Junior Lien Pari Passu Intercreditor Agreement**" means an agreement among each Junior Lien Representative and each Junior Lien Collateral Agent allocating rights among the various Series of Junior Lien Obligations.

"**Junior Lien Representative**" means (i) in the case of the Initial Junior Lien Obligations or the Initial Junior Lien Claimholders, the Initial Junior Lien Representative and (ii) in the case of any Additional Junior Lien Obligations and the Additional Junior Lien Claimholders in respect thereof, each trustee, administrative agent, collateral agent, security agent and similar agent or representative of the holders of such series of Additional Junior Lien Debt who is appointed as a representative of such series of Additional Junior Lien Debt (for purposes related to the administration of the security documentation) pursuant to the indenture, credit agreement or other agreement governing such series of Additional Junior Lien Debt, in each case, together with any successor thereto and that is named as the Junior Lien Representative in respect of such Additional Junior Lien Obligations in the applicable Joinder Agreement (each, in the case of this clause (ii), together with its successors and assigns in such capacity, an "**Additional Junior Lien Representative**") and "Junior Lien Representatives" shall mean, collectively, each Junior Lien Representative (each, in the case of this clause (ii), together with its successors and assigns in such capacity, an "**Additional Junior Lien Representative**").

"**Junior Lien Representative Standstill Period**" means a period of at least 180 days from the date on which any Junior Lien Representative first declares the existence of a Junior Lien Default, demands the repayment of all the principal amount of any Junior Lien Obligations represented by such Junior Lien Representative, and the Parity Lien Representatives have received notice from such Junior Lien Representative of such declaration of a Junior Lien Default.

"**Lien**" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"**Obligations**" means any principal, premium, if any, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) under the documentation governing any Indebtedness or in respect thereto.

"**Parity Lien Claimholders**" means the Initial Parity Lien Claimholders and any Additional Parity Lien Claimholders.

"**Parity Lien Collateral**" means any "Collateral" or "Pledged Collateral" or similar term as defined in any Parity Lien Debt Document or any other assets of the Company or any other Grantor with respect to which a Lien is granted or purported to be granted or required to be granted pursuant to a Parity Lien Debt Document as security for any Parity Lien Obligations and shall include any property or assets subject to replacement Liens or adequate protection Liens in favor of any Parity Lien Claimholder.

"**Parity Lien Collateral Agent**" means (i) in the case of any Initial Parity Lien Obligations or the Initial Parity Lien Claimholders, the Initial Parity Lien Collateral Agent and (ii) in the case of any Additional Parity Lien Obligations and the Additional Parity Lien Claimholders in respect thereof, the Person serving as collateral agent (or the equivalent) for such Additional Parity Lien Obligations and that is named as the Parity Lien Collateral Agent in respect of such Additional Parity Lien Obligations in the applicable Joinder Agreement (each, in the case of this clause (ii) together with its successors and assigns in such capacity, an "**Additional Parity Lien Collateral Agent**").

"**Parity Lien Collateral Documents**" means the "Security Documents" or "Collateral Documents" or similar term (as defined in the applicable Parity Lien Debt Documents) and any other agreement, document or instrument pursuant to which a Lien is granted securing any Parity Lien Obligations or pursuant to which any such Lien is perfected.

"**Parity Lien Debt**" means the Initial Parity Lien Debt and any Additional Parity Lien Debt; provided that if the aggregate principal amount of the Indebtedness for borrowed money with respect to the foregoing exceeds the Intercreditor Parity Lien Cap, only that portion of the principal amount of the Indebtedness up to the Intercreditor Parity Lien Cap shall constitute Parity Lien Debt hereunder and only interest and reimbursement obligations in respect of the principal amount of Parity Lien Debt so included shall constitute Parity Lien Debt; provided, however, that notwithstanding the foregoing if at the time of Incurrence such Indebtedness constituted Parity Lien Debt, any subsequent reduction in the Intercreditor Parity Lien Cap shall not cause such outstanding Indebtedness to cease to be deemed Parity Lien Debt for purposes of this Agreement.

"**Parity Lien Declined Liens**" has the meaning set forth in Section 2.3.

"**Parity Lien Debt Documents**" means the Initial Parity Lien Debt Documents and any Additional Parity Lien Debt Documents.

"**Parity Lien Obligations**" means the Initial Parity Lien Obligations and any Additional Parity Lien Obligations. Notwithstanding the foregoing, if the aggregate principal amount of Indebtedness for borrowed money constituting principal outstanding under the Parity Lien Debt Documents is in excess of the Intercreditor Parity Lien Cap at the time such Indebtedness is Incurred, then only that portion of such Indebtedness equal to the Intercreditor Parity Lien Cap at the time such Indebtedness is Incurred shall be included in Parity Lien Obligations and interest and reimbursement obligations with respect to such Indebtedness shall only constitute Parity Lien Obligations to the extent related to Indebtedness included in the Parity Lien Obligations. "Parity Lien Obligations" shall include all interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) in accordance with the rate specified in the relevant Parity Lien Debt Document.

"**Parity Lien Pari Passu Intercreditor Agreement**" means an agreement among each Parity Lien Representative and each Parity Lien Collateral Agent allocating rights among the various Series of Parity Lien Obligations.

"**Parity Lien Representative**" means (i) in the case of the Initial Parity Lien Obligations or the Initial Parity Lien Claimholders, the Initial Parity Lien Representative and (ii) in the case of any Additional Parity Lien Obligations and the Additional Parity Lien Claimholders in respect thereof, each trustee, administrative agent, collateral agent, security agent and similar agent or representative of the holders of such series of Additional Parity Lien Debt who is appointed as a representative of such series of Additional Parity Lien Debt (for purposes related to the administration of the security documentation) pursuant to the indenture, credit agreement or other agreement governing such series of Additional Parity Lien Debt, in each case, together with any successor thereto and that is named as the Parity Lien Representative in respect of such Additional Parity Lien Obligations in the applicable Joinder Agreement (each, in the case of this clause (ii), together with its successors and assigns in such capacity, an "**Additional Parity Lien Representative**") and "Parity Lien Representatives" shall mean, collectively, each Parity Lien Representative (each, in the case of this clause (ii), together with its successors and assigns in such capacity, an "**Additional Parity Lien Representative**").

"**Pay-Over Amount**" has the meaning set forth in Section 6.3(b).

"**Person**" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

"**Pledged Collateral**" has the meaning set forth in Section 5.5.

"**Post-Petition Interest**" means interest, fees, expenses and other charges that, pursuant to the Parity Lien Debt Documents or the Junior Lien Debt Documents, as applicable, continue to accrue after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest, fees, expenses and other charges are allowed or allowable under the Bankruptcy Law or in any such Insolvency or Liquidation Proceeding.

"**Recovery**" has the meaning set forth in Section 6.5.

"**Refinance**" means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism). "**Refinanced**" and "**Refinancing**" shall have correlative meanings.

"**Registered Equivalent Notes**" means, with respect to any notes originally issued in a Rule 144A or other private placement transaction under the Securities Act of 1933, substantially identical notes (having the same guarantees and substantially the same collateral provisions) issued in a dollar-for-dollar exchange therefor pursuant to an exchange offer registered with the SEC.

"**Representative**" means any Parity Lien Representative and/or any Junior Lien Representative, as the context may require.

"**Responsible Officer**" means with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Administrative Officer, the Chief Operating Officer, the Chief Financial Officer, the Treasurer or any Assistant Treasurer, the Controller, the Secretary or any Vice President (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as a Responsible Officer by the Board of Directors of such Person.

"**Restricted Subsidiaries**" has the meaning set forth in the Initial Parity Lien Debt Documents.

"**Secured Documents**" means the Parity Lien Debt Documents and the Junior Lien Debt Documents.

"**Series**" means, (x) with respect to Parity Lien Debt or Junior Lien Debt, all Parity Lien Debt or Junior Lien Debt, as applicable, represented by the same Representative acting in the same capacity and (y) with respect to Parity Lien Obligations or Junior Lien Obligations, all such obligations secured by same Parity Lien Collateral Documents or same Junior Lien Collateral Documents, as the case may be.

"**Short Fall**" has the meaning set forth in Section 6.3(b).

"**Specified Provisions**" has the meaning assigned to that term in Section 8.3.

"**Subsidiary**" means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2) any partnership, joint venture, limited liability company or similar entity of which:

(a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

"**Swap Contract**" means (a) any and all interest rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options for forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including such obligations or liabilities under any Master Agreement.

"**UCC**" means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in the State of New York; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the perfection or priority of, or remedies with respect to, any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term "UCC" shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions hereof relating to such perfection, priority or remedies.

Section 14.02   *Terms Generally*. The definitions of terms in this Agreement shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise:

(a)   any definition of or reference herein to any agreement, instrument or other document shall be construed as referring to such agreement, instrument or other document as amended, restated, amended and restated, supplemented or otherwise modified from time to time and any reference herein to any statute or regulations shall include any amendment, renewal, extension or replacement thereof;

(b)   any reference herein to any Person shall be construed to include such Person's successors and assigns from time to time;

(c)   the words "herein," "hereof" and "hereunder," and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(d)   all references herein to Sections shall be construed to refer to Sections of this Agreement; and

(e)   the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 14.03   *Currency Equivalents Generally*. For purposes of determining compliance with any U.S. Dollar-denominated restriction on the maximum amount of Indebtedness permitted to be outstanding for any purposes hereunder, the principal amount of Indebtedness denominated in a currency other than U.S. Dollars shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt or first committed, in the case of revolving credit debt; provided that if such Indebtedness is Refinancing Indebtedness denominated in a currency other than U.S. Dollars, and such refinancing would cause the applicable U.S. Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such Refinancing, such U.S. Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced (in each case, assuming a full utilization of commitments thereunder). The principal amount of any Refinancing Indebtedness, if incurred in a different currency from the Indebtedness being Refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such Refinancing (in each case, assuming a full utilization of commitments thereunder).

ARTICLE 15   LIEN PRIORITIES.

Section 15.01   *Relative Priorities*. Notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing the Junior Lien Obligations granted on the Collateral or of any Liens securing the Parity Lien Obligations granted on the Collateral and notwithstanding any provision of the UCC or any other applicable law or the Junior Lien Debt Documents or any defect or deficiencies in, or failure to perfect or lapse in perfection of, or avoidance as a fraudulent conveyance or otherwise of, the Liens securing the Parity Lien Obligations, the subordination of such Liens to any other Liens, or any other circumstance whatsoever, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, hereby agrees that:

(a)   any Lien on the Collateral securing any Parity Lien Obligations now or hereafter held by or on behalf of any Parity Lien Representative, any Parity Lien Collateral Agent or any Parity Lien Claimholders or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be senior in all respects and prior to any Lien on the Collateral securing any Junior Lien Obligations; and

(b)   any Lien on the Collateral securing any Junior Lien Obligations now or hereafter held by or on behalf of any Junior Lien Representative, any Junior Lien Collateral Agent, any Junior Lien Claimholders or any agent or trustee therefor regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Collateral securing any Parity Lien Obligations. All Liens on the Collateral securing any Parity Lien Obligations shall be and remain senior in all respects and prior to all Liens on the Collateral securing any Junior Lien Obligations for all purposes, whether or not such Liens securing any Parity Lien Obligations are subordinated to any Lien securing any other obligation of the Company, any other Grantor or any other Person.

Section 15.02   *Prohibition on Contesting Liens*. Each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, and each Parity Lien Representative and each Parity Lien Collateral Agent, for itself and on behalf of each other Parity Lien Claimholder represented by it, agrees that it will not (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the priority, validity, perfection or enforceability of a Lien held by or on behalf of any of the Parity Lien Claimholders in the Parity Lien Collateral or by or on behalf of any of the Junior Lien Claimholders in the Junior Lien Collateral, as the case may be, or the provisions of this Agreement; provided, that nothing in this Agreement shall be construed to prevent or impair the rights of any Parity Lien Representative, any Parity Lien Collateral Agent or any Parity Lien Claimholder to enforce this Agreement, including the provisions of this Agreement relating to the priority of the Liens securing the Parity Lien Obligations as provided in Sections 2.1 and 3.1.

Section 15.03   *No New Liens*. So long as the Discharge of Parity Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, the Company shall not, and shall not permit any other Grantor to:

(a)   grant or permit any additional Liens on any asset or property to secure any Junior Lien Obligation unless it has granted or concurrently grants a Lien on such asset or property to secure the Parity Lien Obligations, the parties hereto agreeing that any such Lien shall be subject to Section 2.1; provided that this provision will not be violated with respect to any particular Series of Parity Lien Obligations if the applicable Parity Lien Collateral Agent is given a reasonable opportunity to accept a Lien on any asset or property and either the Company or such Parity Lien Collateral Agent states in writing that the Parity Lien Debt Documents in respect thereof prohibit such Parity Lien Collateral Agent from accepting a Lien on such asset or property or the applicable Parity Lien Collateral Agent otherwise expressly declines to accept a Lien on such asset or property (any such prohibited or declined Lien with respect to a particular Series of Parity Lien Obligations, a "**Parity Lien Declined Lien**"); or

(b)   grant or permit any additional Liens on any asset or property to secure any Parity Lien Obligations unless it has granted or concurrently grants a Lien on such asset or property to secure the Junior Lien Obligations; provided that this provision will not be violated with respect to any particular Series of Junior Lien Obligations if the applicable Junior Lien Collateral Agent is given a reasonable opportunity to accept a Lien on any asset or property and either the Company or such Junior Lien Collateral Agent states in writing that the Junior Lien Debt Documents in respect thereof prohibit such Junior Lien Collateral Agent from accepting a Lien on such asset or property or the applicable Junior Lien Collateral Agent otherwise expressly declines to accept a Lien on such asset or property (any such prohibited or declined Lien with respect to a particular Series of Junior Lien Obligations, a "**Junior Lien Declined Lien**" and, together with the Parity Lien Declined Liens, the "**Declined Liens**").

If any Junior Lien Representative, any Junior Lien Collateral Agent or any Junior Lien Claimholder shall hold any Lien on any assets or property of any Grantor securing any Junior Lien Obligations that are not also subject to the first-priority Liens, other than any Declined Liens, securing all Parity Lien Obligations under the Parity Lien Collateral Documents, such Junior Lien Representative, Junior Lien Collateral Agent or Junior Lien Claimholder shall notify the Designated Parity Lien Representative promptly upon becoming aware thereof and, unless such Grantor shall promptly grant a similar Lien, other than any such Lien that would constitute a Declined Lien, on such assets or property to each Parity Lien Collateral Agent as security for the Parity Lien Obligations represented by it, such Junior Lien Representative, Junior Lien Collateral Agent and Junior Lien Claimholders shall be deemed to hold and have held such Lien for the benefit of each Parity Lien Representative, Parity Lien Collateral Agent and the other Parity Lien Claimholders, other than any Parity Lien Claimholders whose Parity Lien Debt Documents prohibit them from taking such Liens, as security for the Parity Lien Obligations. To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights and remedies available to any Parity Lien Representative, Parity Lien Collateral Agent and/or the Parity Lien Claimholders, each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of each Junior Lien Claimholder represented by it, agrees that any amounts received by or distributed to any of them pursuant to or as a result of Liens granted in contravention of this Section 2.3 shall be subject to Section 4.2.

Notwithstanding anything in this Agreement to the contrary, prior to the Discharge of the Parity Lien Obligations, cash and cash equivalents may be pledged to secure Parity Lien Obligations consisting of reimbursement obligations in respect of letters of credit issued pursuant to the Parity Lien Debt Documents without granting a Lien thereon to secure any other Parity Lien Obligations or any other Junior Lien Obligations.

Section 15.04   *Similar Liens and Agreements*. The parties hereto agree that, subject to Sections 2.3 and 5.3(c), it is their intention that the Parity Lien Collateral and the Junior Lien Collateral be identical. In furtherance of the foregoing and of Section 8.12, the parties hereto agree, subject to the other provisions of this Agreement:

(a)   upon request by any Parity Lien Collateral Agent or any Junior Lien Collateral Agent, to cooperate in good faith (and to direct their counsel to cooperate in good faith) from time to time in order to determine the specific items included in the Parity Lien Collateral and the Junior Lien Collateral and the steps taken to perfect their respective Liens thereon and the identity of the respective parties obligated under the Parity Lien Debt Documents and the Junior Lien Debt Documents; and

(b)   that the documents and agreements creating or evidencing the Parity Lien Collateral and the Junior Lien Collateral and guarantees for the Parity Lien Obligations and the Junior Lien Obligations, subject to Sections 2.3 and 5.3(c), shall be in all material respects the same forms of documents other than with respect to the first lien and the second lien nature of the Obligations thereunder.

Section 15.05   *Perfection of Liens*. Except for the arrangements contemplated by Section 5.5, none of the Parity Lien Representatives, the Parity Lien Collateral Agents or the Parity Lien Claimholders shall be responsible for perfecting and maintaining the perfection of Liens with respect to the Collateral for the benefit of the Junior Lien Representatives, the Junior Lien Collateral Agents or the Junior Lien Claimholders. The provisions of this Agreement are intended solely to govern the respective Lien priorities as between the Parity Lien Claimholders on the one hand and the Junior Lien Claimholders on the other hand, and such provisions shall not impose on the Parity Lien Representatives, the Parity Lien Collateral Agents, the Parity Lien Claimholders, the Junior Lien Representatives, the Junior Lien Collateral Agents, the Junior Lien Claimholders or any agent or trustee therefor any obligations in respect of the disposition of proceeds of any Collateral which would conflict with prior-perfected claims therein in favor of any other Person or any order or decree of any court or Governmental Authority or any applicable law.

Section 15.06   *Nature of Parity Lien Obligations*. Each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, acknowledges that a portion of the Parity Lien Obligations represents, or may in the future represent, debt that is revolving in nature and that the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, and that the terms of the Parity Lien Obligations may be modified, extended or amended from time to time, and that the aggregate amount of the Parity Lien Obligations may be increased, replaced or refinanced, in each event, without notice to or consent by the Junior Lien Claimholders and without affecting the provisions hereof. The lien priorities provided in Section 2.1 shall not be altered or otherwise affected by any such amendment, modification, supplement, extension, repayment, reborrowing, increase, replacement, renewal, restatement or refinancing of either the Parity Lien Obligations or the Junior Lien Obligations, or any portion thereof.

ARTICLE 16   ENFORCEMENT.

Section 16.01   *Exercise of Remedies*.

(a)   Until the Discharge of Parity Lien Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, the Junior Lien Representatives, the Junior Lien Collateral Agents and the Junior Lien Claimholders:

(1)   will not commence or maintain, or seek to commence or maintain, any Enforcement Action or otherwise exercise any rights or remedies with respect to the Collateral until after the passage of the Junior Lien Representative Standstill Period; provided that notwithstanding anything herein to the contrary, in no event shall any Junior Lien Representative, any Junior Lien Collateral Agent or any Junior Lien Claimholder take any Enforcement Action with respect to the Collateral if, notwithstanding the expiration of the Junior Lien Representative Standstill Period, (i) any Parity Lien Representative, any Parity Lien Collateral Agent or the applicable Parity Lien Claimholders shall have commenced and be diligently pursuing an Enforcement Action or other exercise of their rights or remedies in each case with respect to all or any material portion of the Collateral (prompt notice of such exercise to be given to the Designated Junior Lien Representative); (ii) the Company or any other Grantor shall be subject to any Insolvency or Liquidation Proceeding (provided that in any such Insolvency or Liquidation Proceeding any Junior Lien Representative, Junior Lien Collateral Agent or Junior Lien Claimholder may take any action permitted by Section 6 hereof); or (iii) as to the ABL Priority Collateral (as defined in the ABL Intercreditor Agreement), any Parity Lien Representative, any Parity Lien Collateral Agent or the applicable Parity Lien Claimholders are stayed by the ABL Intercreditor Agreement from pursuing exercise of rights and remedies with respect to the Collateral;

(2)   will not file any involuntary bankruptcy proceedings against the Company or any other Grantor, contest, protest or object to any foreclosure proceeding or action brought by any Parity Lien Representative, any Parity Lien Collateral Agent or any Parity Lien Claimholder or any other exercise by any Parity Lien Representative, any Parity Lien Collateral Agent or any Parity Lien Claimholder of any rights and remedies relating to the Collateral under the Parity Lien Debt Documents or otherwise (including any Enforcement Action initiated by or supported by any Parity Lien Representative, any Parity Lien Collateral Agent or any Parity Lien Claimholder);

(3)   subject to their rights under Section 3.1(a)(1), will not object to the forbearance by any Parity Lien Representative, any Parity Lien Collateral Agent or any Parity Lien Claimholder from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral; and

(4)   no Junior Lien Representative, Junior Lien Collateral Agent or Junior Lien Claimholder shall file any notice or other document under the federal Assignment of Claims Act 31 USC 3737, 41 USC 15 that requires payment to any Junior Lien Representative, Junior Lien Collateral Agent or Junior Lien Claimholder,

in each case so long as any proceeds received by any Parity Lien Representative or Parity Lien Collateral Agent in excess of those necessary to achieve a Discharge of Parity Lien Obligations are distributed in accordance with Section 4.1 and applicable law.

(b)   Until the Discharge of Parity Lien Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, subject to Section 3.1(a)(1), the Parity Lien Representatives, the Parity Lien Collateral Agents and the Parity Lien Claimholders shall have the sole and exclusive right to commence and maintain an Enforcement Action or otherwise enforce rights, exercise remedies (including set-off, recoupment and the right to credit bid their debt, except that Junior Lien Representatives shall have the credit bid rights set forth in Section 3.1(c)(6)), and subject to Section 5.1, make determinations regarding the release, disposition, or restrictions with respect to the Collateral without any consultation with or the consent of any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder; provided that any proceeds received by any Parity Lien Representative or Parity Lien Collateral Agent in excess of those necessary to achieve a Discharge of Parity Lien Obligations are distributed in accordance with Section 4.1 and applicable law. In commencing or maintaining any Enforcement Action or otherwise exercising rights and remedies with respect to the Collateral, the Parity Lien Representatives, the Parity Lien Collateral Agents and the Parity Lien Claimholders may enforce the provisions of the Parity Lien Debt Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion in compliance with any applicable law and without consultation with any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder and regardless of whether any such exercise is adverse to the interest of any Junior Lien Claimholder. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured creditor under the UCC and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction.

(c)   Notwithstanding the foregoing, any Junior Lien Representative, any Junior Lien Collateral Agent and any other Junior Lien Claimholder may:

(1)   file a claim or statement of interest with respect to the Junior Lien Obligations; provided that an Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor;

(2)   take any action (not adverse to the priority status of the Liens on the Collateral securing the Parity Lien Obligations, or the rights of any Parity Lien Representative, any Parity Lien Collateral Agent or the Parity Lien Claimholders to exercise remedies in respect thereof) in order to create, perfect, preserve or protect its Lien on the Collateral;

(3)   file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the Junior Lien Claimholders, including any claims secured by the Collateral, if any, in each case in accordance with the terms of this Agreement;

(4)   vote on any plan of reorganization, arrangement, compromise or liquidation, file any proof of claim, make other filings and make any arguments and motions that are, in each case, inconsistent with the terms of this Agreement, with respect to the Junior Lien Obligations and the Collateral;

(5)   exercise any of its rights or remedies with respect to the Collateral to the extent permitted by Section 3.1(a)(1); and

(6)   bid for or purchase Collateral at any public, private or judicial foreclosure upon such Collateral initiated by any Parity Lien Representative, any Parity Lien Collateral Agent or any other Parity Lien Claimholder, or any sale of Collateral during an Insolvency or Liquidation Proceeding; provided that such bid may not include a "credit bid" in respect of any Junior Lien Obligations unless the cash proceeds of such bid are otherwise sufficient to, and are applied to, cause the Discharge of Parity Lien Obligations.

Each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, agrees that it will not take or receive any Collateral or any proceeds of Collateral in connection with the exercise of any right or remedy (including set-off and recoupment) with respect to any Collateral in its capacity as a creditor in violation of this Agreement. Unless and until the Discharge of Parity Lien Obligations has occurred, except as provided in Sections 3.1(a) and 6.3(b) and this Section 3.1(c), the sole right of the Junior Lien Representatives, the Junior Lien Collateral Agents and the other Junior Lien Claimholders with respect to the Collateral is to hold a Lien on the Collateral pursuant to the Junior Lien Collateral Documents for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of Parity Lien Obligations has occurred.

(d)   Subject to Sections 3.1(a) and 3.1(c) and Section 6.3(b):

(1)   each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, agrees that such Junior Lien Representative or such Junior Lien Collateral Agent and such Junior Lien Claimholders represented by it will not take any action that would hinder any exercise of remedies under the Parity Lien Debt Documents or is otherwise prohibited hereunder, including any sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure or otherwise;

(2)   each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, hereby waives any and all rights such Junior Lien Representative or such Junior Lien Collateral Agent and such Junior Lien Claimholders represented by it may have as a junior lien creditor or otherwise to object to the manner in which any Parity Lien Representative, any Parity Lien Collateral Agent or any other Parity Lien Claimholder seeks to enforce or collect the Parity Lien Obligations or Liens securing the Parity Lien Obligations granted in any of the Parity Lien Collateral undertaken in accordance with this Agreement, regardless of whether any action or failure to act by or on behalf of any Parity Lien Representative, any Parity Lien Collateral Agent or any other Parity Lien Claimholder is adverse to the interest of any Junior Lien Claimholder; and

(3)   each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, hereby acknowledges and agrees that no covenant, agreement or restriction contained in any Junior Lien Debt Document (other than this Agreement) shall be deemed to restrict in any way the rights and remedies of any Parity Lien Representative, any Parity Lien Collateral Agent or any other Parity Lien Claimholder with respect to the Collateral as set forth in this Agreement and the Parity Lien Debt Documents.

(e)   Except as specifically set forth in this Agreement, the Junior Lien Representatives, the Junior Lien Collateral Agents and the other Junior Lien Claimholders may exercise rights and remedies as unsecured creditors against the Company or any other Grantor that has guaranteed or granted Liens to secure the Junior Lien Obligations in accordance with the terms of the Junior Lien Debt Documents and applicable law (other than initiating or joining in an involuntary case or proceeding under any Insolvency or Liquidation Proceeding with respect to any Grantor); provided that in the event that any Junior Lien Claimholder becomes a judgment Lien creditor in respect of Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Junior Lien Obligations, such judgment Lien shall be subject to the terms of this Agreement for all purposes (including in relation to the Parity Lien Obligations) in the same manner as the other Liens securing the Junior Lien Obligations are subject to this Agreement.

(f)   Except as specifically set forth in Sections 3.1(a) and 3.1(d), nothing in this Agreement shall prohibit the receipt by any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder of the required payments of interest, principal and other amounts owed in respect of the Junior Lien Obligations, or amounts received in connection with a permitted refinancing of the Junior Lien Obligations, so long as such receipt is not the direct or indirect result of the exercise by any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder of rights or remedies as a secured creditor (including set-off and recoupment) or enforcement in contravention of this Agreement of any Lien held by any of them. Nothing in this Agreement impairs or otherwise adversely affects any rights or remedies any Parity Lien Representative, any Parity Lien Collateral Agent or any other Parity Lien Claimholder may have with respect to the Parity Lien Collateral.

Section 16.02   *Actions Upon Breach; Specific Performance*. If any Junior Lien Claimholder, in contravention of the terms of this Agreement, in any way takes, attempts to or threatens to take any action with respect to the Collateral (including any attempt to realize upon or enforce any remedy with respect to this Agreement), or fails to take any action required by this Agreement, this Agreement shall create an irrebutable presumption and admission by such Junior Lien Claimholder that relief against such Junior Lien Claimholder by injunction, specific performance and/or other appropriate equitable relief is necessary to prevent irreparable harm to the Parity Lien Claimholders, it being understood and agreed by each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of each Junior Lien Claimholder represented by it, that (i) the Parity Lien Claimholders' damages from actions of any Junior Lien Claimholder may at that time be difficult to ascertain and may be irreparable and (ii) each Junior Lien Claimholder waives any defense that the Grantors and/or the Parity Lien Claimholders cannot demonstrate damage and/or be made whole by the awarding of damages. Each of the Parity Lien Representatives and/or Parity Lien Collateral Agents may demand specific performance of this Agreement. Each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, hereby irrevocably waives any defense based on the adequacy of a remedy at law and any other defense which might be asserted to bar the remedy of specific performance in any action which may be brought by any Parity Lien Representative, any Parity Lien Collateral Agent or any other Parity Lien Claimholder. No provision of this Agreement shall constitute or be deemed to constitute a waiver by any Parity Lien Representative or any Parity Lien Collateral Agent on behalf of itself and each other Parity Lien Claimholder represented by it of any right to seek damages from any Person in connection with any breach or alleged breach of this Agreement.

ARTICLE 17   PAYMENTS.

Section 17.01   *Application of Proceeds*. So long as the Discharge of Parity Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, any Collateral or any proceeds thereof and any insurance proceeds to be distributed pursuant to Section 5.2 received in connection with any Enforcement Action or other exercise of remedies by any Parity Lien Representative, any Parity Lien Collateral Agent or any Parity Lien Claimholder shall be applied as follows:

FIRST, by the Designated Parity Lien Collateral Agent and the other Parity Lien Collateral Agents or the Parity Lien Representatives, as applicable, to the Parity Lien Obligations in such order as specified in the relevant Parity Lien Debt Documents and, if then in effect, the ABL Intercreditor Agreement and the Parity Lien Pari Passu Intercreditor Agreement, until a Discharge of Parity Lien Obligations; *provided*, that any non-cash Collateral or non-cash proceeds may be held by the applicable Parity Lien Collateral Agent as Collateral unless the failure to apply such amounts would be commercially unreasonable;

SECOND, by the Designated Junior Lien Collateral Agent and the other Junior Lien Collateral Agents or the Junior Lien Representatives, as applicable, to the applicable Junior Lien Obligations in such order as specified in the applicable Junior Lien Collateral Documents and, if then in effect, the ABL Intercreditor Agreement and the Junior Lien Pari Passu Intercreditor Agreement, until a Discharge of Junior Lien Obligations; and

THIRD, to the Company and the other Grantors, their successors or assigns from time to time, or to whomever may be lawfully entitled to receive the same.

Section 17.02   *Payments Over*.

(a)   So long as the Discharge of Parity Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, any Collateral or any proceeds thereof (including assets or proceeds subject to Liens referred to in the second to last paragraph of Section 2.3 and any assets or proceeds subject to Liens that have been avoided or otherwise invalidated, but excluding any debt obligations of the reorganized debtor distributed as contemplated by Section 6.6) received by any Junior Lien Representative, Junior Lien Collateral Agent or any other Junior Lien Claimholder in connection with any Enforcement Action or other exercise of any right or remedy relating to the Collateral, less any reasonable out-of-pocket expenses incurred in connection with such Enforcement Action, in all cases shall be segregated and held in trust and forthwith paid over to the Designated Parity Lien Collateral Agent for the benefit of the Parity Lien Claimholders in the same form as received, with any necessary endorsements (which endorsements shall be without recourse and without any representations or warranties) or as a court of competent jurisdiction may otherwise direct. The Designated Parity Lien Collateral Agent is hereby authorized to make any such endorsements as agent for the Junior Lien Representatives, Junior Lien Collateral Agents or any such other Junior Lien Claimholder. This authorization is coupled with an interest and is irrevocable until the Discharge of Parity Lien Obligations.

(b)   So long as the Discharge of Parity Lien Obligations has not occurred, if in any Insolvency or Liquidation Proceeding any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder shall receive any distribution of money or other property in respect of the Collateral or proceeds thereof (including any assets or proceeds subject to Liens referred to in the second to last paragraph of Section 2.3 and assets or proceeds subject to Liens that have been avoided or otherwise invalidated) such money or other property (other than debt obligations of the reorganized debtor distributed as contemplated by Section 6.6) shall be segregated and held in trust and forthwith paid over to the Designated Parity Lien Collateral Agent for the benefit of the Parity Lien Claimholders in the same form as received, with any necessary endorsements (which endorsements shall be without recourse and without any representations or warranties). The Designated Parity Lien Collateral Agent is hereby authorized to make any such endorsements as agent for the Junior Lien Representatives, the Junior Lien Collateral Agents or any such other Junior Lien Claimholder. This authorization is coupled with an interest and is irrevocable until the Discharge of Parity Lien Obligations. Any Lien received by any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder in respect of any of the Junior Lien Obligations in any Insolvency or Liquidation Proceeding shall be subject to the terms of this Agreement.

ARTICLE 18   OTHER AGREEMENTS.

Section 18.01   *Releases*.

(a)   If in connection with any Enforcement Action by any Parity Lien Representative or any Parity Lien Collateral Agent or any other exercise of any Parity Lien Representative's or any Parity Lien Collateral Agent's remedies in respect of the Collateral, in each case prior to the Discharge of Parity Lien Obligations, such Parity Lien Collateral Agent, for itself or on behalf of any of the Parity Lien Claimholders represented by it, releases any of its Liens on any part of the Collateral or such Parity Lien Representative, for itself or on behalf of any of the Parity Lien Claimholders represented by it, releases any Grantor from its obligations under its guaranty of the Parity Lien Obligations, then the Liens, if any, of each Junior Lien Collateral Agent, for itself or for the benefit of the Junior Lien Claimholders, on such Collateral, and the obligations of such Grantor under its guaranty of the Junior Lien Obligations, shall be automatically, unconditionally and simultaneously released. If in connection with any Enforcement Action or other exercise of rights and remedies by any Parity Lien Representative or any Parity Lien Collateral Agent, in each case prior to the Discharge of Parity Lien Obligations, the equity interests of any Person are foreclosed upon or otherwise disposed of and such Parity Lien Collateral Agent releases its Lien on the property or assets of such Person then the Liens of each Junior Lien Collateral Agent with respect to the property or assets of such Person will be automatically released to the same extent as the Liens of such Parity Lien Collateral Agent. Each Junior Lien Representative and each Junior Lien Collateral Agent, for itself or on behalf of any Junior Lien Claimholder represented by it, shall promptly execute and deliver to the Parity Lien Representatives, Parity Lien Collateral Agents or such Grantor such termination statements, releases and other documents as any Parity Lien Representative, Parity Lien Collateral Agent or such Grantor may request to effectively confirm the foregoing releases.

(b)   If in connection with any sale, lease, exchange, transfer or other disposition of any Collateral by any Grantor (collectively, a **"Disposition"**) permitted under the terms of the Parity Lien Debt Documents [and the terms of the Junior Lien Debt Documents]⁹ (other than in connection with an Enforcement Action or other exercise of any Parity Lien Representative's and/or Parity Lien Collateral Agent's remedies in respect of the Collateral, which shall be governed by Section 5.1(a)), any Parity Lien Collateral Agent, for itself or on behalf of any Parity Lien Claimholder represented by it, releases any of its Liens on any part of the Collateral, or any Parity Lien Representative, for itself or on behalf of any Parity Lien Claimholder represented by it, releases any Grantor from its obligations under its guaranty of the Parity Lien Obligations, in each case other than (A) in connection with, or following, the Discharge of Parity Lien Obligations or (B) after the occurrence and during the continuance of any Event of Default under (and as defined in) any Junior Lien Debt Document, then the Liens, if any, of each Junior Lien Collateral Agent, for itself or for the benefit of the Junior Lien Claimholders represented by it, on such Collateral, and the obligations of such Grantor under its guaranty of the Junior Lien Obligations, shall be automatically, unconditionally and simultaneously released. Each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, shall promptly execute and deliver to the Parity Lien Representatives, the Parity Lien Collateral Agents or such Grantor such termination statements, releases and other documents as any Parity Lien Representative, Parity Lien Collateral Agent or such Grantor may request to effectively confirm such release.

(c)   Until the Discharge of Parity Lien Obligations occurs, each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, hereby irrevocably constitutes and appoints the Designated Parity Lien Collateral Agent and any officer or agent of the Designated Parity Lien Collateral Agent, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Junior Lien Representative, such Junior Lien Collateral Agent and such Junior Lien Claimholders or in the Designated Parity Lien Collateral Agent's own name, from time to time in the Designated Parity Lien Collateral Agent's discretion, for the purpose of carrying out the terms of this Section 5.1, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary to accomplish the purposes of this Section 5.1, including any endorsements or other instruments of transfer or release. This power is coupled with an interest and is irrevocable until the Discharge of Parity Lien Obligations. Without limiting the foregoing, the Designated Parity Lien Collateral Agent or any agent or designee thereof is hereby authorized to execute any documents necessary or appropriate to release the Liens of any Junior Lien Collateral Agent on any certificate of title in accordance with this Section 5.1.

(d)   Until the Discharge of Parity Lien Obligations occurs, to the extent that any Parity Lien Collateral Agent, any Parity Lien Representative or any Parity Lien Claimholder (i) has released any Lien on Collateral or any Grantor from its obligation under its guarantee and any such Liens or guarantee are later reinstated or (ii) obtains any new Liens or additional guarantees, then each Junior Lien Collateral Agent, for itself and for the Junior Lien Claimholders represented by it, shall be granted a Lien on any such Collateral (except to the extent such Lien represents a Junior Lien Declined Lien with respect to the Junior Lien Debt represented by such Junior Lien Collateral Agent), subject to this Agreement, and each Junior Lien Representative, for itself and for the Junior Lien Claimholders represented by it, shall be granted an additional guarantee, as the case may be.

Section 18.02   *Insurance*. Unless and until the Discharge of Parity Lien Obligations has occurred, the Parity Lien Representatives, the Parity Lien Collateral Agents and the other Parity Lien Claimholders shall have the sole and exclusive right, subject to the rights of the Grantors under the Parity Lien Debt Documents, to adjust settlement for any insurance policy covering the Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral. Unless and until the Discharge of Parity Lien Obligations has occurred, and subject to the rights of the Grantors under the Parity Lien Debt Documents, all proceeds of any such policy and any such award (or any payments with respect to a deed in lieu of condemnation) if in respect of the Collateral shall be distributed in accordance with the terms of Section 4.1. Until the Discharge of Parity Lien Obligations has occurred, if any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in contravention of this Agreement, then it shall segregate and hold in trust and forthwith pay such proceeds over to the Designated Parity Lien Collateral Agent in accordance with the terms of Section 4.2.

Section 18.03 *Amendments to Parity Lien Debt Documents and Junior Lien Debt Documents*.

(a) The Parity Lien Debt Documents of any Series may be amended, restated, amended and restated, supplemented, waived or otherwise modified in accordance with their terms, and the Indebtedness under the Parity Lien Debt Documents may be refinanced subject Section 8.7; provided, however, (i) without the prior written consent of the Junior Lien Representatives, no Parity Lien Debt Document may be amended, restated, amended and restated, waived, restructured, renewed, extended, supplemented, refinanced or otherwise modified, or entered into, to the extent such amendment, restatement, waiver, restructuring, renewal, extension, supplement, refinancing or modification, or the terms of such new Parity Lien Debt Document (x) would contravene the provisions of this Agreement and[/or (y) increase the sum of Indebtedness for borrowed money constituting principal outstanding under the Parity Lien Debt Documents in excess of the Intercreditor Parity Lien Cap][10] and (ii) the holders of any such refinancing debt shall bind themselves (directly or through their agent or representative) in a writing addressed to the Junior Lien Representatives to the terms of this Agreement.

(b) The Junior Lien Debt Documents may be amended, restated, amended and restated, supplemented, waived or otherwise modified in accordance with their terms, and the Indebtedness under the Junior Lien Debt Documents may be refinanced subject to Section 8.7; provided, however, (i) without the prior written consent of the Parity Lien Representatives, no Junior Lien Debt Document may be amended, restated, amended and restated, waived, restructured, renewed, extended, supplemented, refinanced or otherwise modified, or entered into, to the extent such amendment, restatement, waiver, restructuring, renewal, extension, supplement, refinancing or modification, or the terms of such new Junior Lien Debt Document would contravene the provisions of this Agreement and (ii) the holders of any such refinancing debt shall bind themselves (directly or through their agent or representative) in a writing addressed to the Parity Lien Representatives to the terms of this Agreement.

(c) In the event any Parity Lien Collateral Agent or the applicable Parity Lien Claimholders and the relevant Grantor enter into any amendment, waiver or consent in respect of any of the Parity Lien Collateral Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any Parity Lien Collateral Document or changing in any manner the rights of the applicable Parity Lien Collateral Agent, such Parity Lien Claimholders, the Company or any other Grantor thereunder, then such amendment, waiver or consent shall apply automatically to any comparable provision of a Junior Lien Collateral Document without the consent of any Junior Lien Representative, Junior Lien Collateral Agent, any other Junior Lien Claimholder, the Company or any other Grantor and without any action by any Junior Lien Representative, any Junior Lien Collateral Agent, any other Junior Lien Claimholder, the Company or any other Grantor, provided that:

(1) no such amendment, waiver or consent shall have the effect of:

(A) removing assets subject to the Lien of the Junior Lien Collateral Documents, except to the extent that a release of such Lien is permitted or required by Section 5.1 and provided that there is a corresponding release of the Liens securing the Parity Lien Obligations on such removed assets;

(B) imposing duties on any Junior Lien Collateral Agent or any Junior Lien Representative without its consent;

(C) permitting other Liens on the Collateral not permitted under the terms of the Junior Lien Debt Documents or Section 6; or

(D) being prejudicial to the interests of the Junior Lien Claimholders to a greater extent than the Parity Lien Claimholders (other than by virtue of their relative priority and the rights and obligations hereunder); and

(2) notice of such amendment, waiver or consent shall have been given by the Company to each Junior Lien Collateral Agent within ten Business Days after the effective date of such amendment, waiver or consent.

Section 18.04 *Confirmation of Subordination in Junior Lien Collateral Documents*. The Company and each Junior Lien Representative, Junior Lien Collateral Agent and other Junior Lien Claimholder agrees that each Junior Lien Collateral Document shall include the following language (or language to similar effect approved by the Designated Parity Lien Collateral Agent (such approval not to be unreasonably withheld, conditioned or delayed)):

> "Notwithstanding anything herein to the contrary, the lien and security interest granted to the [Collateral Agent] pursuant to this Agreement and the exercise of any right or remedy by the [Collateral Agent] hereunder are subject to the provisions of the First/Second Lien Junior Lien Intercreditor Agreement, dated as of [ ] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "**Intercreditor Agreement**"), among [____________], as Initial Parity Lien Representative and Initial Parity Lien Collateral Agent, [___________], as Initial Junior Lien Representative and Initial Junior Lien Collateral Agent, and certain other persons party or that may become party thereto from time to time. In the event of any conflict between the terms of the Intercreditor Agreement and this Agreement, the terms of the Intercreditor Agreement shall govern and control."

In addition, the Company and each Junior Lien Representative, Junior Lien Collateral Agent and other Junior Lien Claimholder agrees that each Junior Lien Mortgage, if any, covering any Collateral shall contain such other language as the Designated Parity Lien Collateral Agent may reasonably request to reflect the subordination of such Junior Lien Mortgage to the Parity Lien Collateral Documents covering such Collateral.

Section 18.05   *Gratuitous Bailee/Agent for Perfection.*

(a)   Each Parity Lien Collateral Agent agrees to hold that part of the Collateral that is in its possession or control (or in the possession or control of its agents or bailees), to the extent that possession or control thereof is taken to perfect a Lien thereon under the UCC (such Collateral being the "**Pledged Collateral**"), as collateral agent for the Parity Lien Claimholders and as gratuitous bailee for the Junior Lien Collateral Agents (such bailment being intended, among other things, to satisfy the requirements of Sections 8‑106(d)(3), 8‑301(a)(2) and 9‑313(c) of the UCC) and any assignee thereof solely for the purpose of perfecting the security interest granted under the Parity Lien Debt Documents and the Junior Lien Debt Documents, respectively, subject to the terms and conditions of this Section 5.5. Solely with respect to any deposit accounts under the control (within the meaning of Section 9‑104 of the UCC) of any Parity Lien Collateral Agent, such Parity Lien Collateral Agent agrees to also hold control over such deposit accounts as gratuitous agent for the Junior Lien Collateral Agents, subject to the terms and conditions of this Section 5.5. Prior to a Discharge of Parity Lien Obligations, at the request of the Designated Parity Lien Collateral Agent, each Junior Lien Collateral Agent shall turn over possession of any Pledged Collateral in possession of such Junior Lien Collateral Agent to the Designated Parity Lien Collateral Agent.

(b)   No Parity Lien Collateral Agent shall have any obligation whatsoever to the other Parity Lien Claimholders, the Junior Lien Representatives, the Junior Lien Collateral Agents or the Junior Lien Claimholders to ensure that the Pledged Collateral is genuine or owned by any of the Grantors, to perfect the security interests of the Junior Lien Collateral Agents or other Junior Lien Claimholders or to preserve rights or benefits of any Person except as expressly set forth in this Section 5.5. The duties or responsibilities of any Parity Lien Collateral Agent under this Section 5.5 shall be limited solely to holding the Pledged Collateral as gratuitous bailee (and with respect to deposit accounts, gratuitous agent) in accordance with this Section 5.5 and delivering the Pledged Collateral upon a Discharge of Parity Lien Obligations as provided in Section 5.5(d).

(c)   No Parity Lien Collateral Agent or any other Parity Lien Claimholder shall have by reason of the Parity Lien Collateral Documents, the Junior Lien Collateral Documents, this Agreement or any other document a fiduciary relationship in respect of any Junior Lien Representative or any other Junior Lien Claimholder and the Junior Lien Representatives, the Junior Lien Collateral Agents and the Junior Lien Claimholders hereby waive and release the Parity Lien Collateral Agents and the other Parity Lien Claimholders from all claims and liabilities arising pursuant to any Parity Lien Collateral Agent's role under this Section 5.5 as gratuitous bailee and gratuitous agent with respect to the Pledged Collateral. It is understood and agreed that the interests of the Parity Lien Collateral Agents and the other Parity Lien Claimholders, on the one hand, and the Junior Lien Representatives, the Junior Lien Collateral Agents and the other Junior Lien Claimholders on the other hand, may differ and the Parity Lien Collateral Agents and the other Parity Lien Claimholders shall be fully entitled to act in their own interest without taking into account the interests of the Junior Lien Representatives, the Junior Lien Collateral Agents or other Junior Lien Claimholders.

(d)   So long as this Agreement is in effect, Pledged Collateral in the possession of any Collateral Agent or any Representative shall be delivered to the Designated Parity Lien Collateral Agent or the Designated Junior Lien Collateral Agent, as applicable, together with any necessary endorsements (which endorsements shall be without recourse and without any representation or warranty), in the following manner:

(1)   to the Designated Parity Lien Collateral Agent until a Discharge of Parity Lien Obligations has occurred, and thereafter,

(2)   to the Designated Junior Lien Collateral Agent until a Discharge of Junior Lien Obligations has occurred, and thereafter,

(3)   to the Company or to whomever may be lawfully entitled to receive the same.

Following the Discharge of Parity Lien Obligations, each Parity Lien Collateral Agent further agrees to take all other action reasonably requested by any Junior Lien Collateral Agent at the expense of the Company in connection with the Junior Lien Collateral Agents obtaining a first‑priority security interest in the Collateral.

Section 18.06   *When Discharge of Obligations Deemed to Not Have Occurred.* (a) If, at any time after the Discharge of Parity Lien Obligations has occurred the Company enters into any Additional Parity Lien Debt Document evidencing any Additional Parity Lien Obligations which Additional Parity Lien Obligations are permitted by the Junior Lien Debt Documents, then such Discharge of Parity Lien Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken as a result of the occurrence of such first Discharge of Parity Lien Obligations), and, from and after the date on which the Additional Parity Lien Representative and Additional Parity Lien Collateral Agent in respect of such Additional Parity Lien Obligations each becomes a party to this Agreement in accordance with Section 8.7(b), the obligations under such Additional Parity Lien Debt Document shall automatically be treated as Parity Lien Obligations for all purposes of this Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth herein, and the Additional Parity Lien Representative and the Additional Parity Lien Collateral Agent under such new Parity Lien Debt Documents shall be a Parity Lien Representative and Parity Lien Collateral Agent, respectively, for all purposes of this Agreement and this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement. Upon receipt of a Designation from the Company in accordance with Section 8.7(b)(2), each Junior Lien Representative and Junior Lien Collateral Agent shall promptly (x) enter into such documents and agreements (including amendments or supplements to this Agreement) as the Company or such Additional Parity Lien Representative and/or such Additional Parity Lien Collateral Agent shall reasonably request in order to provide to such Additional Parity Lien Representative and such Additional Parity Lien Collateral Agent the rights contemplated hereby, in each case consistent in all material respects with the terms of this Agreement and (y) deliver to such Additional Parity Lien Collateral Agent any Pledged Collateral held by it together with any necessary endorsements (or otherwise allow such Additional Parity Lien Collateral Agent to obtain control of such Pledged Collateral). If the Additional Parity Lien Obligations under such Additional Parity Lien Debt Documents are secured by assets of the Grantors constituting Collateral that do not also secure the Junior Lien Obligations, then the Junior Lien Obligations shall be secured at such time by a junior‑priority Lien on such assets to the same extent provided in the Junior Lien Collateral Documents and this Agreement except to the extent, with respect to any Series of Junior Lien Obligations, such Lien on such assets constitutes a Junior Lien Declined Lien. This Section 5.6(a) shall survive termination of this Agreement.

(b) If, at any time after the Discharge of Junior Lien Obligations has occurred, the Company enters into any Additional Junior Lien Debt Document evidencing any Additional Junior Lien Obligations which Additional Junior Lien Obligations are permitted by the Parity Lien Debt Documents, then such Discharge of Junior Lien Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken as a result of the occurrence of such first Discharge of Junior Lien Obligations), and, from and after the date on which the Additional Junior Lien Representative and Additional Junior Lien Collateral Agent in respect of such Additional Junior Lien Obligations each becomes a party to this Agreement in accordance with Section 8.7(b), the obligations under such Additional Junior Lien Debt Document shall automatically be treated as Junior Lien Obligations for all purposes of this Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth herein, and the Additional Junior Lien Representative and the Additional Junior Lien Collateral Agent under such new Junior Lien Debt Documents shall be a Junior Lien Representative and Junior Lien Collateral Agent, respectively, for all purposes of this Agreement and this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement. Upon receipt of a designation from the Company in accordance with Section 8.7(b)(2), each Parity Lien Representative and Parity Lien Collateral Agent shall promptly enter into such documents and agreements (including amendments or supplements to this Agreement) as the Company or such Additional Junior Lien Representative and/or such Additional Junior Lien Collateral Agent shall reasonably request in order to provide to such Additional Junior Lien Representative and such Additional Junior Lien Collateral Agent the rights contemplated hereby, in each case consistent in all material respects with the terms of this Agreement. If the Additional Junior Lien Obligations under such Additional Junior Lien Debt Documents are secured by assets of the Grantors constituting Collateral that do not also secure the Parity Lien Obligations, then the Parity Lien Obligations shall be secured at such time by a first‑priority Lien on such assets to the same extent provided in the Parity Lien Collateral Documents and this Agreement except to the extent, with respect to any Series of Parity Lien Obligations, such Lien on such assets constitutes a Parity Lien Declined Lien. This Section 5.6(b) shall survive termination of this Agreement.

Section 18.07   *Designation of Hedging/Bank Product Obligations.* With respect to any Hedging Obligations and Bank Product Obligations that would otherwise constitute both Parity Lien Obligations and Junior Lien Obligations hereunder, such Hedging Obligations and Bank Product Obligations shall solely constitute Parity Lien Obligations for all purposes of this Agreement unless at the time that the Company or any of its Restricted Subsidiaries enters into the related Hedge Agreement or agreement giving rise to Bank Product Obligations, the Company shall designate the related Hedging Obligations and/or Bank Product Obligations under such Hedge Agreement or agreement giving rise to Bank Product Obligations as Junior Lien Obligations in a written designation to the related swap counterparty or provider of Bank Product Obligation with a copy to each Representative in which case such Hedging Obligations and Bank Product Obligations shall solely constitute Junior Lien Obligations for all purposes of this Agreement.

ARTICLE 19   INSOLVENCY OR LIQUIDATION PROCEEDINGS.

Section 19.01   *Finance and Sale Issues*.

(a)   Until the Discharge of Parity Lien Obligations has occurred, if the Company or any other Grantor shall be subject to any Insolvency or Liquidation Proceeding and any Parity Lien Representative shall desire to permit the use of "Cash Collateral" (as such term is defined in Section 363(a) of the Bankruptcy Code) on which such Parity Lien Representative, such Parity Lien Collateral Agent or any other creditor has a Lien, or to permit the Company or any other Grantor to obtain financing, whether from the Parity Lien Claimholders or any other Person under Section 364 of the Bankruptcy Code or any similar Bankruptcy Law ("**DIP Financing**") then each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, will not:

(1)   object to such Cash Collateral use or DIP Financing (including any proposed orders for such Cash Collateral use and/or DIP Financing which are acceptable to any Parity Lien Representative); and

(2)   to the extent the Liens securing the Parity Lien Obligations are subordinated to or pari passu with such DIP Financing, each Junior Lien Collateral Agent will subordinate its Liens in the Collateral to the Liens securing such DIP Financing (and all Obligations relating thereto), including any customary "carve-outs" and each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, will not request adequate protection or any other relief in connection therewith (except as expressly agreed by the Designated Parity Lien Representative or to the extent permitted by Section 6.3);

(b)   Junior Lien Claimholders may provide DIP Financing to the Company or any other Grantor; provided that such DIP Financing may not "roll-up" or otherwise include or refinance any pre-petition Junior Lien Obligations.

(c)   Each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, agrees that it will not seek consultation rights in connection with, and it will not object to or oppose, a motion to sell, liquidate or otherwise dispose of Collateral under Section 363 of the Bankruptcy Code if the requisite Parity Lien Claimholders have consented to such sale, liquidation or other disposition. Each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, further agrees that it will not directly or indirectly oppose or impede entry of any order in connection with such sale, liquidation or other disposition, including orders to retain professionals or set bid procedures in connection with such sale, liquidation or disposition, if the requisite Parity Lien Claimholders have consented to (i) such retention of professionals and bid procedures in connection with such sale, liquidation or disposition of such assets and (ii) the sale, liquidation or disposition of such assets, in which event the Junior Lien Claimholders will be deemed to have consented to the sale or disposition of Collateral pursuant to Section 363(f) of the Bankruptcy Code, so long as such order does not impair the rights of the Junior Lien Claimholders under Section 363(k) of the Bankruptcy Code.

Section 19.02   *Relief from the Automatic Stay*. Until the Discharge of Parity Lien Obligations has occurred, each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, agrees that none of them shall: (i) seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Collateral, without the prior written consent of the Parity Lien Representatives or (ii) oppose (or support any other Person in opposing) any request by any Parity Lien Representative or Parity Lien Collateral Agent for relief from such stay.

Section 19.03   *Adequate Protection.*

(a)   Each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, agrees that none of them shall contest (or support any other Person contesting):

(1)   any request by any Parity Lien Representative, any Parity Lien Collateral Agent or other Parity Lien Claimholder for adequate protection under any Bankruptcy Law; or

(2)   any objection by any Parity Lien Representative, any Parity Lien Collateral Agent or other Parity Lien Claimholder to any motion, relief, action or proceeding based on such Parity Lien Representative, Parity Lien Collateral Agent or Parity Lien Claimholder claiming a lack of adequate protection.

(b)   Notwithstanding the foregoing provisions in this Section 6.3, in any Insolvency or Liquidation Proceeding:

(1)   if the Parity Lien Claimholders (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any Cash Collateral use or DIP Financing, then each Junior Lien Collateral Agent, for itself and on behalf of any other Junior Lien Claimholder represented by it, may seek or request adequate protection in the form of a Lien on such additional collateral, which Lien will be subordinated to the Liens securing the Parity Lien Obligations (and any customary "carve-out") and such Cash Collateral use or DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Junior Lien Obligations are so subordinated to the Parity Lien Obligations under this Agreement; and

(2)   the Junior Lien Representatives, the Junior Lien Collateral Agents and Junior Lien Claimholders shall only be permitted to seek adequate protection with respect to their rights in the Collateral in any Insolvency or Liquidation Proceeding in the form of:

(A)   additional collateral; provided that as adequate protection for the Parity Lien Obligations, each Parity Lien Collateral Agent, on behalf of the Parity Lien Claimholders represented by it, is also granted a Lien on such additional collateral, which Lien shall be senior to any Lien of the Junior Lien Representatives, the Junior Lien Collateral Agents and the Junior Lien Claimholders on such additional collateral (or offered a Lien on such additional collateral) on the same basis as the Liens securing the Parity Lien Obligations are so secured on the Collateral;

(B)   replacement Liens on the Collateral; provided that as adequate protection for the Parity Lien Obligations, each Parity Lien Collateral Agent, on behalf of the Parity Lien Claimholders represented by it, is also granted replacement Liens on the Collateral, which Liens shall be senior to the Liens of the Junior Lien Representatives, the Junior Lien Collateral Agents and the Junior Lien Claimholders on the Collateral on the same basis as the Liens securing the Parity Lien Obligations are so secured on the Collateral;

(C)   an administrative expense claim; provided that as adequate protection for the Parity Lien Obligations, each Parity Lien Representative, on behalf of the Parity Lien Claimholders represented by it, is also granted an administrative expense claim which is senior and prior to the administrative expense claim of the Junior Lien Representatives and the other Junior Lien Claimholders; and

(D)   cash payments with respect to interest on the Junior Lien Obligations; provided that (1) as adequate protection for the Parity Lien Obligations, each Parity Lien Representative, on behalf of the Parity Lien Claimholders represented by it, is also granted cash payments with respect to interest on the Parity Lien Obligation represented by it and (2) such cash payments do not exceed an amount equal to the interest accruing on the principal amount of Junior Lien Obligations outstanding on the date such relief is granted at the interest rate under the applicable Junior Lien Debt Documents and accruing from the date the applicable Junior Lien Representative is granted such relief.

(3)   If any Junior Lien Claimholder receives Post-Petition Interest and/or adequate protection payments in an Insolvency or Liquidation Proceeding ("**Junior Lien Adequate Protection Payments**") and the Parity Lien Claimholders do not receive payment in full in cash of all Parity Lien Obligations upon the effectiveness of the plan of reorganization for, or conclusion of, that Insolvency or Liquidation Proceeding, then each Junior Lien Claimholder shall pay over to the Parity Lien Claimholders an amount (the "**Pay-Over Amount**") equal to the lesser of (i) the Junior Lien Adequate Protection Payments received by such Junior Lien Claimholder and (ii) the amount of the short-fall (the "**Short Fall**") in payment in full in cash of the Parity Lien Obligations; provided that to the extent any portion of the Short Fall represents payments received by the Parity Lien Claimholders in the form of promissory notes, equity or other property equal in value to the cash paid in respect of the Pay-Over Amount, the Parity Lien Claimholders shall, upon receipt of the Pay-Over Amount, transfer those promissory notes, equity or other property, equal in value to the cash paid in respect of the Pay-Over Amount, to the applicable Junior Lien Claimholders pro rata in exchange for the Pay-Over Amount. Notwithstanding anything herein to the contrary, the Parity Lien Claimholders shall not be deemed to have consented to, and expressly retain their rights to object to, the grant of adequate protection in the form of cash payments to the Junior Lien Claimholders made pursuant to this Section 6.3(b).

(c)   Each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, agrees that notice of a hearing to approve DIP Financing or use of Cash Collateral on an interim basis shall be adequate if delivered to such Junior Lien Representative and Junior Lien Collateral Agent at least two (2) Business Days in advance of such hearing and that notice of a hearing to approve DIP Financing or use of Cash Collateral on a final basis shall be adequate if delivered to such Junior Lien Representative and Junior Lien Collateral Agent at least fifteen (15) days in advance of such hearing.

Section 19.04   *No Waiver.* Subject to Section 6.7(b), nothing contained herein shall prohibit or in any way limit any Parity Lien Representative or any other Parity Lien Claimholder from objecting in any Insolvency or Liquidation Proceeding or otherwise to any action taken by any Junior Lien Representative or any other Junior Lien Claimholder, including the seeking by any Junior Lien Representative or any other Junior Lien Claimholder of adequate protection or the asserting by any Junior Lien Representative or any other Junior Lien Claimholder of any of its rights and remedies under the Junior Lien Debt Documents or otherwise.

Section 19.05   *Avoidance Issues.* If any Parity Lien Claimholder is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of the Company or any other Grantor any amount paid in respect of Parity Lien Obligations (a "**Recovery**"), then such Parity Lien Claimholder shall be entitled to a reinstatement of its Parity Lien Obligations with respect to all such recovered amounts on the date of such Recovery, and from and after the date of such reinstatement the Discharge of Parity Lien Obligations shall be deemed not to have occurred for all purposes hereunder. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement. This Section 6.5 shall survive termination of this Agreement.

Section 19.06   *Reorganization Securities.* If, in any Insolvency or Liquidation Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed pursuant to a plan of reorganization, arrangement, compromise or liquidation or similar dispositive restructuring plan, both on account of Parity Lien Obligations and on account of Junior Lien Obligations, then, to the extent the debt obligations distributed on account of the Parity Lien Obligations and on account of the Junior Lien Obligations are secured by Liens upon the same property, the provisions of this Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

Section 19.07   *Post-Petition Interest*.

(a)   None of any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder shall oppose or seek to challenge any claim by any Parity Lien Representative, any Parity Lien Collateral Agent or any other Parity Lien Claimholder for allowance in any Insolvency or Liquidation Proceeding of Parity Lien Obligations consisting of Post-Petition Interest to the extent of the value of the Lien of the Parity Lien Collateral Agents on behalf of the Parity Lien Claimholders on the Collateral or any other Parity Lien Claimholder's Lien on the Collateral, without regard to the existence of the Liens of the Junior Lien Collateral Agents or the other Junior Lien Claimholders on the Collateral.

(b)   None of any Parity Lien Representative, Parity Lien Collateral Agent or any other Parity Lien Claimholder shall oppose or seek to challenge any claim by any Junior Lien Representative, Junior Lien Collateral Agent or any other Junior Lien Claimholder for allowance in any Insolvency or Liquidation Proceeding of Junior Lien Obligations consisting of Post-Petition Interest to the extent of the value of the Lien of the Junior Lien Collateral Agents, on behalf of the Junior Lien Claimholders, on the Collateral (after taking into account the amount of the Parity Lien Obligations).

Section 19.08   *Waiver*. Each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, waives any claim it may hereafter have against any Parity Lien Claimholder arising out of the election of any Parity Lien Claimholder of the application of Section 1111(b)(2) of the Bankruptcy Code, and/or out of any cash collateral or financing arrangement or out of any grant of a security interest in connection with the Collateral in any Insolvency or Liquidation Proceeding so long as such actions are not in express contravention of the terms of this Agreement.

Section 19.09   *Separate Grants of Security and Separate Classification*. Each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, and each Parity Lien Representative and each Parity Lien Collateral Agent, for itself and on behalf of each other Parity Lien Claimholder represented by it, acknowledges and agrees that:

(a)   the grants of Liens pursuant to the Parity Lien Collateral Documents and the Junior Lien Collateral Documents constitute two separate and distinct grants of Liens; and

(b)   because of, among other things, their differing rights in the Collateral, the Junior Lien Obligations are fundamentally different from the Parity Lien Obligations and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency or Liquidation Proceeding.

To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims of the Parity Lien Claimholders and the Junior Lien Claimholders in respect of the Collateral constitute only one secured claim (rather than separate classes of senior and junior secured claims), then each of the parties hereto hereby acknowledges and agrees that all distributions shall be made as if there were separate classes of senior and junior secured claims against the Grantors in respect of the Collateral (with the effect being that, to the extent that the aggregate value of the Collateral is sufficient (for this purpose ignoring all claims held by the Junior Lien Claimholders), the Parity Lien Claimholders shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing (or that would be owing if there were such separate classes of senior and junior secured claims) in respect of Post-Petition Interest (including any additional interest payable pursuant to the Parity Lien Debt Documents, arising from or related to a default, which is disallowed as a claim in any Insolvency or Liquidation Proceeding) before any distribution is made in respect of the claims held by the Junior Lien Claimholders with respect to the Collateral, with each Junior Lien Representative and each Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Claimholder represented by it, hereby acknowledging and agreeing to turn over to the Designated Parity Lien Collateral Agent, for itself and on behalf of each other Parity Lien Claimholder, Collateral or proceeds of Collateral otherwise received or receivable by them to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Junior Lien Claimholders).

Section 19.10   *Effectiveness in Insolvency or Liquidation Proceedings*. The parties hereto acknowledge that this Agreement is a "subordination agreement" under Section 510(a) of the Bankruptcy Code, which will be effective before, during and after the commencement of an Insolvency or Liquidation Proceeding. All references in this Agreement to any Grantor will include such Person as a debtor-in-possession and any receiver or trustee for such Person in an Insolvency or Liquidation Proceeding.

ARTICLE 20   RELIANCE; WAIVERS; ETC.

Section 20.01   *Reliance*. Other than any reliance on the terms of this Agreement, each Parity Lien Representative and each Parity Lien Collateral Agent, on behalf of itself and each other Parity Lien Claimholder represented by it, acknowledges that it and such Parity Lien Claimholders have, independently and without reliance on any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder, and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into each of the Parity Lien Debt Documents and be bound by the terms of this Agreement and they will continue to make their own credit decision in taking or not taking any action under the Parity Lien Debt Documents or this Agreement. Each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, acknowledges that it and such Junior Lien Claimholders have, independently and without reliance on any Parity Lien Representative, any Parity Lien Collateral Agent or any other Parity Lien Claimholder, and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into each of the Junior Lien Debt Documents and be bound by the terms of this Agreement and they will continue to make their own credit decision in taking or not taking any action under the Junior Lien Debt Documents or this Agreement.

Section 20.02   *No Warranties or Liability*. Each Parity Lien Representative and each Parity Lien Collateral Agent, on behalf of itself and each other Parity Lien Claimholder represented by it, acknowledges and agrees that no Junior Lien Representative or other Junior Lien Claimholder has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Junior Lien Debt Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon. Except as otherwise provided herein, the Junior Lien Claimholders will be entitled to manage and supervise their respective extensions of credit under the Junior Lien Debt Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate. Each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, acknowledges and agrees that no Parity Lien Representative or other Parity Lien Claimholder has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Parity Lien Debt Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon. Except as otherwise provided herein, the Parity Lien Claimholders will be entitled to manage and supervise their respective loans and extensions of credit under the Parity Lien Debt Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate. The Junior Lien Representatives, the Junior Lien Collateral Agents and the other Junior Lien Claimholders shall have no duty to the Parity Lien Representatives, the Parity Lien Collateral Agents or any of the other Parity Lien Claimholders, and the Parity Lien Representatives, the Parity Lien Collateral Agents and the other Parity Lien Claimholders shall have no duty to the Junior Lien Representative, the Junior Lien Collateral Agents or any of the other Junior Lien Claimholders, to act or refrain from acting in a manner which allows, or results in, the occurrence or continuance of an event of default or default under any agreements with the Company or any other Grantor (including the Parity Lien Debt Documents and the Junior Lien Debt Documents), regardless of any knowledge thereof which they may have or be charged with.

Section 20.03   *No Waiver of Lien Priorities; No Marshaling*.

    (a)   No right of the Parity Lien Claimholders, the Parity Lien Representatives, the Parity Lien Collateral Agents or any of them to enforce any provision of this Agreement shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or any other Grantor or by any act or failure to act by any Parity Lien Claimholder, Parity Lien Representative or Parity Lien Collateral Agent, or by any noncompliance by any Person with the terms, provisions and covenants of this Agreement, any of the Parity Lien Debt Documents or any of the Junior Lien Debt Documents, regardless of any knowledge thereof which any Parity Lien Representative, Parity Lien Collateral Agent or any Parity Lien Claimholder, or any of them, may have or be otherwise charged with.

    (b)   Without in any way limiting the generality of the foregoing paragraph (but subject to the rights of the Company and the other Grantors under the Parity Lien Debt Documents and subject to the provisions of Section 5.3(a)), the Parity Lien Claimholders, the Parity Lien Representatives, the Parity Lien Collateral Agents and any of them may, at any time and from time to time in accordance with the Parity Lien Debt Documents and/or applicable law, without the consent of, or notice to, any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder, without incurring any liabilities to any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder and without impairing or releasing the Lien priorities and other benefits provided in this Agreement (even if any right of subrogation or other right or remedy of any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder is affected, impaired or extinguished thereby) do any one or more of the following:

        (1)   change the manner, place or terms of payment or change or extend the time of payment of, or amend, renew, exchange, increase or alter, the terms of any of the Parity Lien Obligations or any Lien on any Parity Lien Collateral or guaranty of any of the Parity Lien Obligations or any liability of the Company or any other Grantor, or any liability incurred directly or indirectly in respect thereof (including any increase in or extension of the Parity Lien Obligations, without any restriction as to the tenor or terms of any such increase or extension) or otherwise amend, renew, exchange, extend, modify or supplement in any manner any Liens held by any Parity Lien Representative, any Parity Lien Collateral Agent or any of the other Parity Lien Claimholders, the Parity Lien Obligations or any of the Parity Lien Debt Documents; provided that any such amendment, restatement, supplement, modification, replacement, renewal, extension, increase or Refinancing shall not, without the consent of the Designated Junior Lien Representative, increase the sum of Indebtedness for borrowed money constituting principal outstanding under the Parity Lien Debt Documents in excess of the Intercreditor Parity Lien Cap;

        (2)   sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner and in any order any part of the Parity Lien Collateral or any liability of the Company or any other Grantor to any of the Parity Lien Claimholders, the Parity Lien Representatives or the Parity Lien Collateral Agents, or any liability incurred directly or indirectly in respect thereof;

        (3)   settle or compromise any Parity Lien Obligation or any other liability of the Company or any other Grantor or any security therefor or any liability incurred directly or indirectly in respect thereof and apply any sums by whomsoever paid and however realized to any liability (including the Parity Lien Obligations) in any manner or order; and

        (4)   exercise or delay in or refrain from exercising any right or remedy against the Company or any other Grantor or any other Person or any security, and elect any remedy and otherwise deal freely with the Company, any other Grantor or any Parity Lien Collateral and any security and any guarantor or any liability of the Company or any other Grantor to the Parity Lien Claimholders or any liability incurred directly or indirectly in respect thereof.

    (c)   Except as otherwise expressly provided herein, each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, also agrees that the Parity Lien Claimholders, the Parity Lien Representatives and the Parity Lien Collateral Agents shall not have any liability to such Junior Lien Representative, such Junior Lien Collateral Agent or any such Junior Lien Claimholders, and such Junior Lien Representative and such Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, hereby waives any claim against any Parity Lien Claimholder, any Parity Lien Representative or any Parity Lien Collateral Agent arising out of any and all actions which the Parity Lien Claimholders, any Parity Lien Representative or any Parity Lien Collateral Agent may take or permit or omit to take with respect to:

        (1)   the Parity Lien Debt Documents (other than this Agreement);

        (2)   the collection of the Parity Lien Obligations; or

        (3)   the foreclosure upon, or sale, liquidation or other disposition of, any Parity Lien Collateral.

Each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, agrees that the Parity Lien Claimholders, the Parity Lien Representatives and the Parity Lien Collateral Agents do not have any duty to them in respect of the maintenance or preservation of the Parity Lien Collateral, the Parity Lien Obligations or otherwise.

    (d)   Until the Discharge of Parity Lien Obligations, each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, agrees not to assert and hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or otherwise claim the benefit of any marshaling, appraisal, valuation or other similar right that may otherwise be available under applicable law with respect to any Parity Lien Collateral or any other similar rights a junior secured creditor may have under applicable law.

Section 20.04   *Obligations Unconditional.* All rights, interests, agreements and obligations of the Parity Lien Representatives, the Parity Lien Collateral Agents and the other Parity Lien Claimholders and the Junior Lien Representatives, the Junior Lien Collateral Agents and the other Junior Lien Claimholders, respectively, hereunder shall remain in full force and effect irrespective of:

(a)   any lack of validity or enforceability of any Parity Lien Debt Documents or any Junior Lien Debt Documents;

(b)   except as otherwise expressly set forth in this Agreement, any change in the time, manner or place of payment of, or in any other terms of, all or any of the Parity Lien Obligations or Junior Lien Obligations, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of any Parity Lien Debt Document or any Junior Lien Debt Document;

(c)   except as otherwise expressly set forth in this Agreement, any exchange of any security interest in any Collateral or any other collateral, or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of all or any of the Parity Lien Obligations or Junior Lien Obligations or any guarantee thereof;

(d)   the commencement of any Insolvency or Liquidation Proceeding in respect of the Company or any other Grantor; or

(e)   any other circumstances which otherwise might constitute a defense available to, or a discharge of, the Company or any other Grantor in respect of any Parity Lien Representative, any Parity Lien Collateral Agent, the Parity Lien Obligations, any Parity Lien Claimholder, any Junior Lien Representative, any Junior Lien Collateral Agent, the Junior Lien Obligations or any Junior Lien Claimholder in respect of this Agreement.

ARTICLE 21   MISCELLANEOUS.

Section 21.01   *Integration/Conflicts*. This Agreement, the Parity Lien Debt Documents and the Junior Lien Debt Documents represent the entire agreement of the Grantors, the Parity Lien Claimholders and the Junior Lien Claimholders with respect to the subject matter hereof and thereof, and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof and thereof. There are no promises, undertakings, representations or warranties by any party hereto or any of the Parity Lien Claimholders or the Junior Lien Claimholders relative to the subject matter hereof and thereof not expressly set forth or referred to herein or therein. In the event of any conflict between the provisions of this Agreement and the provisions of the Parity Lien Debt Documents or the Junior Lien Debt Documents, the provisions of this Agreement shall govern and control; provided that the foregoing shall not be construed to limit the relative rights and obligations as among the Parity Lien Claimholders or as among the Junior Lien Claimholders; as among the Parity Lien Claimholders, such rights and obligations are governed by, and any provisions herein regarding them are therefore subject to, the provisions of the Parity Lien Pari Passu Intercreditor Agreement, and as among the Junior Lien Claimholders, such rights and obligations are governed by, and any provisions herein regarding them are therefore subject to, the provisions of the Junior Lien Pari Passu Intercreditor Agreement.

Section 21.02   *Effectiveness; Continuing Nature of this Agreement; Severability*. This Agreement shall become effective when executed and delivered by the parties hereto. This is a continuing agreement of lien subordination and the Parity Lien Claimholders may continue, at any time and without notice to any Junior Lien Representative or any other Junior Lien Claimholder, to extend credit and other financial accommodations and lend monies to or for the benefit of the Company or any Grantor constituting Parity Lien Obligations in reliance hereon. Each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, hereby waives any right it may have under applicable law to revoke this Agreement or any of the provisions of this Agreement. The terms of this Agreement shall survive, and shall continue in full force and effect, in any Insolvency or Liquidation Proceeding. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The parties hereto shall endeavor in good faith negotiations to replace any invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to those of the invalid, illegal or unenforceable provisions. All references to the Company or any other Grantor shall include the Company or such Grantor as debtor and debtor-in-possession and any receiver, trustee or similar Person for the Company or any other Grantor (as the case may be) in any Insolvency or Liquidation Proceeding. This Agreement shall terminate and be of no further force and effect:

(a)   with respect to any Parity Lien Representative and any Parity Lien Collateral Agent, the Parity Lien Claimholders represented by it and their Parity Lien Obligations, on the date on which the Parity Lien Obligations of such Parity Lien Claimholders are Discharged, subject to Sections 5.6 and 6.5; and

(b)   with respect to any Junior Lien Representative and any Junior Lien Collateral Agent, the Junior Lien Claimholders represented by it and their Junior Lien Obligations, on the date on which the Junior Lien Obligations of such Junior Lien Claimholders are Discharged, subject to Sections 5.6 and 6.5;

provided, however, that in each case, such termination shall not relieve any such party of its obligations incurred hereunder prior to the date of such termination.

(a)   *Amendments; Waivers*.

(a)   No amendment, modification or waiver of any of the provisions of this Agreement shall be deemed to be made unless the same shall be in writing signed on behalf of each party hereto or its authorized agent and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time. For the avoidance of doubt, if any modification, amendment or waiver of any of the following provisions of this Agreement would (i) adversely affect the Grantors (it being agreed that any amendment, modification or waiver to Sections 2.1, 2.3, 4.1, 4.2, 5.1, 5.2, 5.3, 5.5, 6.1, 8.1, 8.3, 8.6, 8.7, 8.14, 8.18, and each of the defined terms used in the foregoing Sections (collectively, the "**Specified Provisions**") without the consent of the Grantors shall be deemed to adversely affect the Grantors) or (ii) impose obligations or duties on the Grantors, such amendment, modification or waiver shall be consented to in writing by each Grantor that would be adversely affected thereby.

(b)   Notwithstanding the foregoing, without the consent of any Parity Lien Claimholder or Junior Lien Claimholder, any Representative and Collateral Agent may become a party hereto by execution and delivery of a Joinder Agreement in accordance with Section 8.7 and upon such execution and delivery, such Representative and Collateral Agent and the Additional Parity Lien Claimholders and Additional Parity Lien Obligations or Additional Junior Lien Claimholders and Additional Junior Lien Obligations, as the case may be, of the Series for which such Representative and Collateral Agent is acting shall be subject to the terms hereof.

(c)   Notwithstanding the foregoing, without the consent of any other Representative, Collateral Agent or Claimholder, the Designated Parity Lien Representative may effect amendments and modifications to this Agreement to the extent necessary to reflect any Incurrence of any Additional Parity Lien Obligations or Additional Junior Lien Obligations in compliance with this Agreement.

Section 21.04   *Information Concerning Financial Condition of the Grantors and their Subsidiaries*. The Parity Lien Representatives, the Parity Lien Collateral Agents and the Parity Lien Claimholders, on the one hand, and the Junior Lien Representatives, the Junior Lien Collateral Agents and the Junior Lien Claimholders, on the other hand, shall each be responsible for keeping themselves informed of (a) the financial condition of the Grantors and their Subsidiaries and all endorsers and/or guarantors of the Parity Lien Obligations or the Junior Lien Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the Parity Lien Obligations or the Junior Lien Obligations. The Parity Lien Representatives, the Parity Lien Collateral Agents and the other Parity Lien Claimholders shall have no duty to advise the Junior Lien Representatives, the Junior Lien Collateral Agents or any other Junior Lien Claimholder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event the Parity Lien Representatives, the Parity Lien Collateral Agents or any of the other Parity Lien Claimholders, in its or their sole discretion, undertakes at any time or from time to time to provide any such information to any Junior Lien Representative, any Junior Lien Collateral Agent or any other Junior Lien Claimholder, it or they shall be under no obligation:

(a)   to make, and the Parity Lien Representatives, the Parity Lien Collateral Agents and the other Parity Lien Claimholders shall not make, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided;

(b)   to provide any additional information or to provide any such information on any subsequent occasion;

(c)   to undertake any investigation; or

(d)   to disclose any information, which pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

Section 21.05   *Subrogation*. With respect to the value of any payments or distributions in cash, property or other assets that any of the Junior Lien Representatives, the Junior Lien Collateral Agents or the other Junior Lien Claimholders pays over to any of the Parity Lien Representatives, the Parity Lien Collateral Agents or the other Parity Lien Claimholders under the terms of this Agreement, such Junior Lien Claimholders, Junior Lien Representatives and Junior Lien Collateral Agents shall be subrogated to the rights of such Parity Lien Representatives, Parity Lien Collateral Agents and Parity Lien Claimholders; provided that each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, hereby agrees not to assert or enforce any such rights of subrogation it may acquire as a result of any payment hereunder until the Discharge of Parity Lien Obligations has occurred. The Company and the other Grantors each acknowledges and agrees that the value of any payments or distributions in cash, property or other assets received by any Junior Lien Representative, Junior Lien Collateral Agent or other Junior Lien Claimholder that are paid over to any Parity Lien Representative, Parity Lien Collateral Agent or other Parity Lien Claimholder pursuant to this Agreement shall not reduce any of the Junior Lien Obligations.

Section 21.06   *Application of Payments*. All payments received by any Parity Lien Representative, Parity Lien Collateral Agent or other Parity Lien Claimholder may be applied, reversed and reapplied, in whole or in part, to such part of the Parity Lien Obligations provided for in the Parity Lien Debt Documents (subject to the Parity Lien Pari Passu Intercreditor Agreement, if then in effect). Each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, agrees to any extension or postponement of the time of payment of the Parity Lien Obligations or any part thereof and to any other indulgence with respect thereto, to any substitution, exchange or release of any Lien which may at any time secure any part of the Parity Lien Obligations and to the addition or release of any other Person primarily or secondarily liable therefor.

Section 21.07   *Additional Debt Facilities.*

(a)   To the extent, but only to the extent, permitted by the provisions of the Parity Lien Debt Documents and the Junior Lien Debt Documents and <u>Section</u> 5.3, the Company and the other Grantors may Incur (or issue and sell), secure and guarantee one or more series or classes of Indebtedness that the Company designates as Additional Parity Lien Debt and/or one or more series or classes of Indebtedness that the Company designates as Additional Junior Lien Debt (each, "**Additional Debt**").

Any such series or class of Additional Parity Lien Debt may be secured by a first-priority, senior Lien on the Collateral, in each case under and pursuant to the Parity Lien Collateral Documents for such Series of Additional Parity Lien Debt, if and subject to the condition that, unless such Indebtedness is part of an existing Series of Additional Parity Lien Debt represented by a Parity Lien Representative and Parity Lien Collateral Agent already party to this Agreement, the ABL Intercreditor Agreement and the Parity Lien Pari Passu Intercreditor Agreement, the Additional Parity Lien Representative and the Additional Parity Lien Collateral Agent of any such Additional Parity Lien Debt each becomes a party to this Agreement, the ABL Intercreditor Agreement and the Parity Lien Pari Passu Intercreditor Agreement (to the extent that there is more than one Series of Parity Lien Debt after giving effect to the Incurrence of such Additional Parity Lien Debt) by satisfying the conditions set forth in <u>clauses </u>(1) and (2) of <u>Section</u> 8.7(b). Upon any Additional Parity Lien Representative and Additional Parity Lien Collateral Agent so becoming a party hereto and becoming a party to the Parity Lien Pari Passu Intercreditor Agreement in accordance with the terms thereof, all Additional Parity Lien Obligations of such Series shall also be entitled to be so secured by a senior Lien on the Collateral in accordance with the terms hereof and thereof.

Any such series or class of Additional Junior Lien Debt may be secured by a junior-priority Lien on the Collateral, in each case under and pursuant to the relevant Junior Lien Collateral Documents for such Series of Additional Junior Lien Debt, if and subject to the condition, unless such Indebtedness is part of an existing Series of Additional Junior Lien Debt represented by a Junior Lien Representative and Junior Lien Collateral Agent already party to this Agreement, the ABL Intercreditor Agreement and the Junior Lien Pari Passu Intercreditor Agreement, the Additional Junior Lien Representative and Additional Junior Lien Collateral Agent of any such Additional Junior Lien Debt each becomes a party to this Agreement, the ABL Intercreditor Agreement and the Junior Lien Pari Passu Intercreditor Agreement (to the extent that there is more than one Series of Junior Lien Debt after giving effect to the Incurrence of such Additional Junior Lien Debt) by satisfying the conditions set forth in <u>clauses </u>(1) and (2) of <u>Section</u> 8.7(b). Upon any Additional Junior Lien Representative and Additional Junior Lien Collateral Agent so becoming a party hereto and becoming a party to the Junior Lien Pari Passu Intercreditor Agreement in accordance with the terms thereof, all Additional Junior Lien Obligations of such Series shall also be entitled to be so secured by a subordinated Lien on the Collateral in accordance with the terms hereof and thereof.

(b)   In order for an Additional Representative and an Additional Collateral Agent to become a party to this Agreement:

(1)   such Additional Representative and such Additional Collateral Agent shall have executed and delivered to each other then-existing Representative a Joinder Agreement substantially in the form of <u>Exhibit A</u> hereto (if such Representative is an Additional Junior Lien Representative and such Collateral Agent is an Additional Junior Lien Collateral Agent) (with such changes as may be reasonably approved by the Designated Parity Lien Representative and such Representative and such Collateral Agent) or <u>Exhibit B</u> hereto (if such Representative is an Additional Parity Lien Representative and such Collateral Agent is an Additional Parity Lien Collateral Agent) (with such changes as may be reasonably approved by the Designated Parity Lien Representative and such Representative and such Collateral Agent) pursuant to which such Additional Representative becomes a Representative hereunder, such Additional Collateral Agent becomes a Collateral Agent hereunder and the related Parity Lien Claimholders or Junior Lien Claimholders, as applicable, become subject hereto and bound hereby; and

(2)   the Company shall have delivered a Designation to each other then-existing Collateral Agent substantially in the form of <u>Exhibit C</u> hereto, pursuant to which a Responsible Officer of the Company shall (A) identify the Indebtedness to be designated as Additional Parity Lien Obligations or Additional Junior Lien Obligations, as applicable, and the initial aggregate principal amount of such Indebtedness, (B) specify the name and address of the applicable Additional Representative and Additional Collateral Agent, and (C) certify that such Additional Debt is permitted to be Incurred, secured and guaranteed by each Parity Lien Debt Document and Junior Lien Debt Document and that the conditions set forth in this <u>Section</u> 8.7 are satisfied with respect to such Additional Debt.

(c)   The Additional Junior Lien Debt Documents or Additional Parity Lien Debt Documents, as applicable, relating to such Additional Obligations shall provide that each of the applicable Claimholders with respect to such Additional Obligations will be subject to and bound by the provisions of this Agreement in its capacity as a holder of such Additional Obligations.

(d)   Upon the execution and delivery of a Joinder Agreement by an Additional Parity Lien Representative and an Additional Parity Lien Collateral Agent or an Additional Junior Lien Representative and an Additional Junior Lien Collateral Agent, as the case may be, in each case in accordance with this <u>Section</u> 8.7, each other Representative and Collateral Agent shall acknowledge receipt thereof by countersigning a copy thereof and returning the same to such Additional Parity Lien Representative and such Additional Parity Lien Collateral Agent or such Additional Junior Lien Representative and such Additional Junior Lien Collateral Agent, as the case may be; <u>provided</u> that the failure of any Representative or Collateral Agent to so acknowledge or return the same shall not affect the status of such Additional Obligations as Additional Parity Lien Obligations or Additional Junior Lien Obligations, as the case may be, if the other requirements of this <u>Section</u> 8.7 are complied with.

(e)   With respect to any Incurrence, issuance or sale of Indebtedness after the date hereof under the Additional Parity Lien Debt Documents or Additional Junior Lien Debt Documents of a Series of Additional Parity Lien Debt or Series of Additional Junior Lien Debt whose Representative and Collateral Agent is already each a party to this Agreement, the ABL Intercreditor Agreement and the Parity Lien Pari Passu Intercreditor Agreement or Junior Lien Pari Passu Intercreditor Agreement, as applicable, the requirements of <u>Section</u> 8.7(b) shall not be applicable and such Indebtedness shall automatically constitute Additional Parity Lien Debt or Additional Junior Lien Debt so long as (i) such Indebtedness is permitted to be Incurred, secured and guaranteed by each Parity Lien Debt Document and Junior Lien Debt Document and (ii) the provisions of <u>Section</u> 8.7(b)(2) have been complied with; <u>provided</u>, <u>further</u>, <u>however</u>, that with respect to any such Indebtedness Incurred, issued or sold pursuant to the terms of any Additional Parity Lien Debt Documents or Additional Junior Lien Debt Documents of such existing Series of Additional Parity Lien Debt or Additional Junior Lien Debt as such terms existed on the date the Representative and Collateral Agent for such Series of Additional Parity Lien Debt or Additional Junior Lien Debt executed the Joinder Agreement, the requirements of clause (i) of this <u>Section</u> 8.7(e) shall be tested only as of (x) the date of execution of such Joinder Agreement, if pursuant to a commitment entered into at the time of such Joinder Agreement and (y) with respect to any later commitment or amendment to those terms to permit such Indebtedness, as of the date of such commitment and/or amendment.

Section 21.08 *Agency Capacities*. Except as expressly provided herein, (i) [_____] is acting in the capacity of Initial Parity Lien Representative and Initial Parity Lien Collateral Agent solely for the Initial Parity Lien Claimholders, (ii) [_____] is acting in the capacity of Initial Junior Lien Representative and Initial Junior Lien Collateral Agent solely for the Initial Junior Lien Claimholders, (iii) [_____] is acting in the capacity of Designated Parity Lien Representative and Designated Parity Lien Collateral Agent solely for the Parity Lien Claimholders and (iv) [_____] is acting in the capacity of Designated Junior Lien Representative and Designated Junior Lien Collateral Agent solely for the Junior Lien Claimholders. Except as expressly provided herein, each other Representative and Collateral Agent is acting in the capacity of Representative and Collateral Agent, respectively, solely for the Claimholders under the Parity Lien Debt Documents or Junior Lien Debt Documents for which it is the named Representative or Collateral Agent, as the case may be, in the applicable Joinder Agreement.

Section 21.09 *Submission to Jurisdiction; Certain Waivers*. Each of the Company, each other Grantor, and each Representative and each Collateral Agent, on behalf of itself and each other applicable Claimholder represented by it, hereby irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the Collateral Documents (whether arising in contract, tort or otherwise) to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan, the courts of the United States for the Southern District of New York sitting in the Borough of Manhattan, and appellate courts from any thereof;

(b) agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York state court or, to the fullest extent permitted by applicable law, in such federal court;

(c) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and that nothing in this Agreement or any other Parity Lien Debt Document or Junior Lien Debt Document shall affect any right that any Claimholder may otherwise have to bring any action or proceeding relating to this Agreement or any other Parity Lien Debt Document or Junior Lien Debt Document against such Grantor or any of its assets in the courts of any jurisdiction;

(d) waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Collateral Document in any court referred to in Section 8.9(a) (and irrevocably waives to the fullest extent permitted by applicable law the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court);

(e) consents to service of process in any such proceeding in any such court by registered or certified mail, return receipt requested, to the applicable party at its address provided in accordance with Section 8.11 (and agrees that nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable law);

(f) agrees that service as provided in Section 8.9(e) is sufficient to confer personal jurisdiction over the applicable party in any such proceeding in any such court, and otherwise constitutes effective and binding service in every respect; and

(g) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover any special, exemplary, punitive or consequential damages.

Section 21.10 *WAIVER OF JURY TRIAL.*

EACH PARTY HERETO, AND THE COMPANY AND THE OTHER GRANTORS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT, BREACH OF DUTY, COMMON LAW, STATUTE OR ANY OTHER THEORY). EACH PARTY HERETO AND THE COMPANY AND THE OTHER GRANTORS (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. EACH PARTY HERETO AND THE COMPANY AND THE OTHER GRANTORS FURTHER REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Section 21.11 *Notices*. All notices to the Junior Lien Claimholders and the Parity Lien Claimholders permitted or required under this Agreement shall be sent to the applicable Junior Lien Representative and the applicable Parity Lien Representative, respectively. Unless otherwise specifically provided herein, any notice hereunder shall be in writing and may be personally served or sent by telefacsimile, electronic mail or United States mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of telefacsimile or electronic mail, or three Business Days after depositing it in the United States mail with postage prepaid and properly addressed. For the purposes hereof, the addresses of the parties hereto shall be as set forth below or in the Joinder Agreement pursuant to which it becomes a party hereto, or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties.

(i) [_____], as Initial Parity Lien Representative and as Initial Parity Lien Collateral Agent:

[_____]
[*Address*]
T: [_____]
F: [_____]
Attention: [_____]
[*E-mail*]

(ii) [_____], as Initial Junior Lien Representative and as Initial Junior Lien Collateral Agent:

[_____]
[*Address*]
T: [_____]
F: [_____]
Attention: [_____]
[*E-mail*]

Section 21.12 *Further Assurances*. Each Parity Lien Representative and each Parity Lien Collateral Agent, on behalf of itself and each other Parity Lien Claimholder represented by it, each Junior Lien Representative and each Junior Lien Collateral Agent, on behalf of itself and each other Junior Lien Claimholder represented by it, and the Company and each other Grantor, agree that each of them shall take such further action and shall execute and deliver such additional documents and instruments (in recordable form, if requested) as any Parity Lien Representative and Parity Lien Collateral Agent or any Junior Lien Representative and Junior Lien Collateral Agent may reasonably request to effectuate the terms of and the Lien priorities contemplated by this Agreement.

Section 21.13 *APPLICABLE LAW*. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR RELATING TO THIS AGREEMENT (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND THE EFFECT OF PERFECTION OR PRIORITY OF THE SECURITY INTERESTS IN THE COLLATERAL).

Section 21.14   *Binding on Successors and Assigns*. This Agreement shall be binding upon the Parity Lien Representatives, the Parity Lien Collateral Agents, the other Parity Lien Claimholders, the Junior Lien Representatives, the Junior Lien Collateral Agents, the other Junior Lien Claimholders, the Company and the other Grantors, and their respective successors and assigns from time to time. If any of the Parity Lien Representatives, the Parity Lien Collateral Agents, the Junior Lien Representatives or the Junior Lien Collateral Agents resigns or is replaced pursuant to the Parity Lien Debt Documents or the Junior Lien Debt Documents, as applicable, its successor shall be deemed to be a party to this Agreement and shall have all the rights of, and be subject to all the obligations of, this Agreement. No provision of this Agreement will inure to the benefit of a bankruptcy trustee, creditor trust or other representative of an estate or creditor of any Grantor, including where any such trustee, creditor trust or other representative of an estate is the beneficiary of a Lien securing Collateral by virtue of the avoidance of such Lien in an Insolvency or Liquidation Proceeding.

Section 21.15   *Section Headings*. The section headings and the table of contents used in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose, be given any substantive effect, affect the construction hereof or be taken into consideration in the interpretation hereof.

Section 21.16   *Counterparts*. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement by facsimile or other electronic transmission (e.g. "pdf" or "tif" format) shall be effective as delivery of a manually executed counterpart hereof. The words "execution," "signed," "signature," "delivery," and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paperbased recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other state laws based on the Uniform Electronic Transactions Act, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

Section 21.17   *Authorization*. By its signature, each Person executing this Agreement, on behalf of such Person but not in his or her personal capacity as a signatory, represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement.

Section 21.18   *No Third Party Beneficiaries; Provisions Solely to Define Relative Rights*. This Agreement and the rights and benefits hereof shall inure to the benefit of each of the Parity Lien Claimholders and the Junior Lien Claimholders and their respective successors and assigns from time to time. The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the Parity Lien Representatives, the Parity Lien Collateral Agents and the other Parity Lien Claimholders on the one hand and the Junior Lien Representatives, the Junior Lien Collateral Agents and the other Junior Lien Claimholders on the other hand. Nothing herein shall be construed to limit the relative rights and obligations as among the Parity Lien Claimholders or as among the Junior Lien Claimholders; as among the Parity Lien Claimholders, such rights and obligations are governed by, and any provisions herein regarding them are therefore subject to, the provisions of the Parity Lien Pari Passu Intercreditor Agreement and as among the Junior Lien Claimholders, such rights and obligations are governed by, and any provisions herein regarding them are therefore subject to, the provisions of the Junior Lien Pari Passu Intercreditor Agreement. The Company and the other Grantors are intended third party beneficiaries of the Specified Provisions. Nothing in this Agreement is intended to or shall impair the obligations of the Company or any other Grantor, which are absolute and unconditional, to pay the Parity Lien Obligations and the Junior Lien Obligations as and when the same shall become due and payable in accordance with their terms. Without limitation of any other provisions of this Agreement, the Company and each Grantor hereby (a) acknowledges that it has read this Agreement and consents hereto, (b) agrees that it will not take any action that would be contrary to the express provisions of this Agreement and (c) agrees to abide by the requirements expressly applicable to it under this Agreement.

Section 21.19   *No Indirect Actions*. Unless otherwise expressly stated, if a party may not take an action under this Agreement, then it may not take that action indirectly, or support any other Person in taking that action directly or indirectly. "Taking an action indirectly" means taking an action that is not expressly prohibited for the party but is intended to have substantially the same effects as the prohibited action.

Section 21.20   *Additional Grantors*. Each of the Company and the other Grantors agrees that it shall ensure that each of its Subsidiaries that is or is to become a party to any Parity Lien Debt Document or Junior Lien Debt Document shall either execute this Agreement on the date hereof or shall confirm that it is a Grantor hereunder pursuant to a Joinder Agreement substantially in the form attached hereto as Exhibit D that is executed and delivered by such Subsidiary prior to or concurrently with its execution and delivery of such Parity Lien Debt Document or such Junior Lien Debt Document.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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8   NTD: In the event that the Senior Secured Notes are refinanced, refunded, redeemed, or repaid, this provision shall be updated to reflect a $825.0 million basket.

9 NTD: Only to be included to the extent required by the Junior Lien Claimholders.

10 NTD: Only to be included to the extent required by the Junior Lien Claimholders.

IN WITNESS WHEREOF, the parties hereto have executed this Intercreditor Agreement as of the date first written above.

[_____________],
as Initial Parity Lien Representative and as Initial Parity Lien Collateral Agent

By:
Name:
Title:

[____________],
as Initial Junior Lien Representative and as Initial Junior Lien Collateral Agent

By:
Name:
Title:

Acknowledged and Agreed to by:

URBAN ONE, INC.

By:
        Name:
        Title:

[OTHER GRANTORS]

[FORM OF] JUNIOR LIEN JOINDER AGREEMENT NO. [ ] dated as of [   ], 20[ ] to the FIRST/SECOND LIEN JUNIOR LIEN INTERCREDITOR AGREEMENT dated as of [_____], 20[__] (the "**Intercreditor Agreement**"), among [_____], as Initial Parity Lien Representative and Initial Parity Lien Collateral Agent, [_____], as Initial Junior Lien Representative and Initial Junior Lien Collateral Agent, and the additional Representatives and Collateral Agents from time to time a party thereto, and acknowledged and agreed to by URBAN ONE, INC., a Delaware corporation (the "**Company**"), and the other Grantors.

Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

As a condition to the ability of the Company to incur Additional Junior Lien Debt after the date of the Intercreditor Agreement and to secure such Additional Junior Lien Debt and related Additional Junior Lien Obligations with a lien on the Collateral and to have such Additional Junior Lien Debt and related Additional Junior Lien Obligations guaranteed by the Grantors, in each case under and pursuant to the applicable Additional Junior Lien Debt Documents, each of the Additional Junior Lien Representative and the Additional Junior Lien Collateral Agent in respect of such Additional Junior Lien Debt and related Additional Junior Lien Obligations is required to become a Junior Lien Representative and Junior Lien Collateral Agent, respectively, under, and the Additional Junior Lien Claimholders in respect thereof are required to become subject to and bound by, the Intercreditor Agreement. Section 8.7 of the Intercreditor Agreement provides that such Additional Junior Lien Representative and Additional Junior Lien Collateral Agent may become a Junior Lien Representative and Junior Lien Collateral Agent, respectively, under, and such Additional Junior Lien Claimholders may become subject to and bound by, the Intercreditor Agreement pursuant to the execution and delivery by the Additional Junior Lien Representative and Additional Junior Lien Collateral Agent of an instrument in the form of this Joinder Agreement and the satisfaction of the other conditions set forth in Section 8.7 of the Intercreditor Agreement. The undersigned Additional Junior Lien Representative (the "**New Representative**") and Additional Junior Lien Collateral Agent (the "**New Collateral Agent**") are executing this Joinder Agreement in accordance with the requirements of the Intercreditor Agreement.

Accordingly, the New Representative and the New Collateral Agent agree as follows:

1.   Accession to the Intercreditor Agreement. In accordance with Section 8.7 of the Intercreditor Agreement, the New Representative and the New Collateral Agent by their signatures below become a Junior Lien Representative and a Junior Lien Collateral Agent, respectively, under, and the related Additional Junior Lien Claimholders represented by it become subject to and bound by, the Intercreditor Agreement with the same force and effect as if the New Representative and the New Collateral Agent had originally been named therein as a Junior Lien Representative and a Junior Lien Collateral Agent, respectively, and each of the New Representative and the New Collateral Agent, on behalf of itself and each other Additional Junior Lien Claimholder represented by it, hereby agrees to all the terms and provisions of the Intercreditor Agreement applicable to it as a Junior Lien Representative and a Junior Lien Collateral Agent, respectively, and to the Additional Junior Lien Claimholders represented by it as Junior Lien Claimholders. Each reference to a "Representative" or "Junior Lien Representative" in the Intercreditor Agreement shall be deemed to include the New Representative, each reference to a "Collateral Agent" or "Junior Lien Collateral Agent" in the Intercreditor Agreement shall be deemed to include the New Collateral Agent and each reference to "Junior Lien Claimholders" shall include the Additional Junior Lien Claimholders represented by such New Representative and New Collateral Agent. The Intercreditor Agreement is hereby incorporated herein by reference.

2.   Representations and Warranties. Each of the New Representative and New Collateral Agent represents and warrants to the other Representatives, Collateral Agents and Claimholders that (i) it has full power and authority to enter into this Joinder Agreement, in its capacity as [agent][trustee], (ii) this Joinder Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms and the terms of the Intercreditor Agreement and (iii) the Junior Lien Debt Documents relating to such Additional Junior Lien Debt provide that, upon the New Representative's and New Collateral Agent's entry into this Agreement, the Additional Junior Lien Claimholders in respect of such Additional Junior Lien Debt will be subject to and bound by the provisions of the Intercreditor Agreement as Junior Lien Claimholders.

3.   Counterparts. This Joinder Agreement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Joinder Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually signed counterpart of this Joinder Agreement. The terms of the final sentence of Section 8.16 of the Intercreditor Agreement shall apply to this Joinder Agreement, *mutatis mutandis*.

4.   Full Force and Effect. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

5.   Section Headings. Section heading used in this Grantor Joinder Agreement are for convenience of reference only and are not to affect the construction hereof or to be taken in consideration in the interpretation hereof.

6.   Governing Law. THIS JOINDER AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR RELATING TO THIS JOINDER AGREEMENT (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND THE EFFECT OF PERFECTION OR PRIORITY OF THE SECURITY INTERESTS IN THE COLLATERAL).

7.   Severability. Any provision of this Joinder Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and in the Intercreditor Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The parties hereto shall endeavor in good-faith negotiations to replace any invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to those of the invalid, illegal or unenforceable provisions.

8.   Notices. All communications and notices hereunder shall be in writing and given as provided in Section 8.11 of the Intercreditor Agreement. All communications and notices hereunder to the New Representative and the New Collateral Agent shall be given to it at the address set forth below.

[NAME OF NEW REPRESENTATIVE]

Address for notices: _____
Attention of: _____
Telecopy: _____

[NAME OF NEW COLLATERAL AGENT]

Address for notices: _____
Attention of: _____
Telecopy: _____

9.   Miscellaneous. The provisions of Section 8 of the Intercreditor Agreement will apply with like effect to this Joinder Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK**]**

IN WITNESS WHEREOF, the New Representative and New Collateral Agent have duly executed this Joinder Agreement to the Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW REPRESENTATIVE],
as [　　　　] for the holders of [　　　　　　　]
By:
      Name:
      Title:

[NAME OF NEW COLLATERAL AGENT],
as [　　　　] for the holders of [　　　　　　　]

By:
      Name:
      Title:

Receipt of the foregoing acknowledged:
[NAME OF APPLICABLE REPRESENTATIVE],
as [Insert title of Representative]

By:
      Name:
      Title:

Receipt of the foregoing acknowledged:
[NAME OF APPLICABLE COLLATERAL AGENT],
as [Insert title of Collateral Agent]

By:
      Name:
      Title:

EXHIBIT B

[FORM OF] PARITY LIEN JOINDER AGREEMENT NO. [ ] dated as of [ ], 20[ ] to the FIRST/SECOND LIEN JUNIOR LIEN INTERCREDITOR AGREEMENT dated as of [ ] (the "**Intercreditor Agreement**"), among [____________], as Initial Parity Lien Representative and Initial Parity Lien Collateral Agent, [___________], as Initial Junior Lien Representative and Initial Junior Lien Collateral Agent, and the additional Representatives and Collateral Agents from time to time a party thereto, and acknowledged and agreed to by URBAN ONE, INC., a Delaware corporation (the "**Company**"), and the other Grantors.

Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

As a condition to the ability of the Company to incur Additional Parity Lien Debt after the date of the Intercreditor Agreement and to secure such Additional Parity Lien Debt and related Additional Parity Lien Obligations with a lien on the Collateral and to have such Additional Parity Lien Debt and related Additional Parity Lien Obligations guaranteed by the Grantors, in each case under and pursuant to the applicable Additional Parity Lien Debt Documents, each of the Additional Parity Lien Representative and the Additional Parity Lien Collateral Agent in respect of such Additional Parity Lien Debt and related Additional Parity Lien Obligations is required to become a Parity Lien Representative and Parity Lien Collateral Agent, respectively, under, and the Additional Parity Lien Claimholders in respect thereof are required to become subject to and bound by, the Intercreditor Agreement. Section 8.7 of the Intercreditor Agreement provides that such Additional Parity Lien Representative and Additional Parity Lien Collateral Agent may become a Parity Lien Representative and Parity Lien Collateral Agent, respectively, under, and such Additional Parity Lien Claimholders may become subject to and bound by, the Intercreditor Agreement pursuant to the execution and delivery by the Additional Parity Lien Representative and Additional Parity Lien Collateral Agent of an instrument in the form of this Joinder Agreement and the satisfaction of the other conditions set forth in Section 8.7 of the Intercreditor Agreement. The undersigned Additional Parity Lien Representative (the "**New Representative**") and Additional Parity Lien Collateral Agent (the "**New Collateral Agent**") are executing this Joinder Agreement in accordance with the requirements of the Intercreditor Agreement.

Accordingly, the New Representative and the New Collateral Agent agree as follows:

Section 1. Accession to the Intercreditor Agreement. In accordance with Section 8.7 of the Intercreditor Agreement, the New Representative and the New Collateral Agent by their signatures below become a Parity Lien Representative and a Parity Lien Collateral Agent, respectively, under, and the related Additional Parity Lien Claimholders represented by it become subject to and bound by, the Intercreditor Agreement with the same force and effect as if the New Representative and the New Collateral Agent had originally been named therein as a Parity Lien Representative and a Parity Lien Collateral Agent, respectively, and each of the New Representative and the New Collateral Agent, on behalf of itself and each other Additional Parity Lien Claimholder represented by it, hereby agrees to all the terms and provisions of the Intercreditor Agreement applicable to it as a Parity Lien Representative and a Parity Lien Collateral Agent, respectively, and to the Additional Parity Lien Claimholders represented by it as Parity Lien Claimholders. Each reference to a "**Representative**" or "**Parity Lien Representative**" in the Intercreditor Agreement shall be deemed to include the New Representative, each reference to a "**Collateral Agent**" or "**Parity Lien Collateral Agent**" in the Intercreditor Agreement shall be deemed to include the New Collateral Agent and each reference to "Parity Lien Claimholders" shall include the Additional Parity Lien Claimholders represented by such New Representative and New Collateral Agent. The Intercreditor Agreement is hereby incorporated herein by reference.

Section 2. Representations and Warranties. Each of the New Representative and New Collateral Agent represents and warrants to the other Representatives, Collateral Agents and Claimholders that (i) it has full power and authority to enter into this Joinder Agreement, in its capacity as [agent][trustee], (ii) this Joinder Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms and the terms of the Intercreditor Agreement and (iii) the Parity Lien Debt Documents relating to such Additional Parity Lien Debt provide that, upon the New Representative's and New Collateral Agent's entry into this Agreement, the Additional Parity Lien Claimholders in respect of such Additional Parity Lien Debt will be subject to and bound by the provisions of the Intercreditor Agreement as Parity Lien Claimholders.

Section 3. Counterparts. This Joinder Agreement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Joinder Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually signed counterpart of this Joinder Agreement. The terms of the final sentence of Section 8.16 of the Intercreditor Agreement shall apply to this Joinder Agreement, *mutatis mutandis*.

Section 4. Full Force and Effect. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

Section 5. Section Headings. Section heading used in this Grantor Joinder Agreement are for convenience of reference only and are not to affect the construction hereof or to be taken in consideration in the interpretation hereof.

Section 6. Governing Law. **THIS JOINDER AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR RELATING TO THIS JOINDER AGREEMENT (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND THE EFFECT OF PERFECTION OR PRIORITY OF THE SECURITY INTERESTS IN THE COLLATERAL).**

Section 7. Severability. Any provision of this Joinder Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and in the Intercreditor Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The parties hereto shall endeavor in good-faith negotiations to replace any invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to those of the invalid, illegal or unenforceable provisions.

Section 8. Notices. All communications and notices hereunder shall be in writing and given as provided in Section 8.11 of the Intercreditor Agreement. All communications and notices hereunder to the New Representative and the New Collateral Agent shall be given to it at the address set forth below.

[NAME OF NEW REPRESENTATIVE]

Address for notices: _____________________
Attention of: ___________________________
Telecopy: _____________________________

[NAME OF NEW COLLATERAL AGENT]

Address for notices: _____________________
Attention of: ___________________________
Telecopy: _____________________________

Section 9. Miscellaneous. The provisions of Section 8 of the Intercreditor Agreement will apply with like effect to this Joinder Agreement.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the New Representative and the New Collateral Agent have duly executed this Joinder Agreement to the Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW REPRESENTATIVE],
as [   ] for the holders of [   ]
By:
       Name:
       Title:

[NAME OF NEW COLLATERAL AGENT],
as [   ] for the holders of [   ]

By:
       Name:
       Title:

Receipt of the foregoing acknowledged:
[NAME OF APPLICABLE REPRESENTATIVE],
as [Insert title of Representative]

By:
       Name:
       Title:

Receipt of the foregoing acknowledged:
[NAME OF APPLICABLE COLLATERAL AGENT],
as [Insert title of Collateral Agent]

By:
       Name:
       Title:

EXHIBIT C

[FORM OF] DEBT DESIGNATION NO. [ ] (this "**Designation**") dated as of [   ], 20[ ] with respect to the FIRST/SECOND LIEN JUNIOR LIEN INTERCREDITOR AGREEMENT dated as of [   ] (the "**Intercreditor Agreement**"), among [_____], as Initial Parity Lien Representative and Initial Parity Lien Collateral Agent for the Initial Parity Lien Claimholders, [_____], as Initial Junior Lien Representative and Initial Junior Lien Collateral Agent for the Initial Junior Lien Claimholders, and the additional Representatives and Collateral Agent from time to time a party thereto, and acknowledged and agreed to by URBAN ONE, INC., a Delaware corporation (the "**Company**"), and the other Grantors.

Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

This Designation is being executed and delivered in order to designate additional secured Obligations of the Company and the grantors as [Additional Parity Lien Debt][Additional Junior Lien Debt] entitled to the benefit of and subject to the terms of the Intercreditor Agreement.

The undersigned, the duly appointed [*specify title of Responsible Officer*] of the Company hereby certifies on behalf of the Company that:

1. [*Insert name of the Company or other Grantor*] intends to incur Indebtedness (the "**Designated Obligations**") in the initial aggregate principal amount of [   ] pursuant to the following agreement: [*describe credit/loan agreement, indenture or other agreement giving rise to Additional Parity Lien Debt or Additional Junior Lien Debt, as the case may be*] (the "**Designated Agreement**") which will be [Additional Parity Lien Obligations][Additional Junior Lien Obligations].

2. The incurrence of the Designated Obligations is permitted by each applicable Parity Lien Debt Document and Junior Lien Debt Document.

3. *Conform the following as applicable;* Pursuant to and for the purposes of <u>Section</u> 8.7 of the Intercreditor Agreement, (i) the Designated Agreement is hereby designated as [an "Additional Parity Lien Debt Document"][an "Additional Junior Lien Debt Document"] [and][,] (ii) the Designated Obligations are hereby designated as ["Additional Parity Lien Obligations"]["Additional Junior Lien Obligations"].

4. a. The name and address of the Representative for such Designated Obligations is:

[Insert name and all capacities; Address]

Telephone: _____

Fax: _____

Email   _____

     b. The name and address of the Collateral Agent for such Designated Obligations is:

[Insert name and all capacities; Address]

Telephone: _____

Fax: _____

Email: _____

5. Attached hereto are true and complete copies of each of the [First/Second] Lien Debt Documents relating to such Additional [First/Second] Lien Debt.

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IN WITNESS WHEREOF, the Company has caused this Designation to be duly executed by the undersigned Responsible Officer as of the day and year first above written.

[INSERT NAME OF COMPANY]

By:
        Name:
        Title:

[FORM OF] GRANTOR JOINDER AGREEMENT NO. [ ] dated as of [   ], 20[ ] (the "**Grantor Joinder Agreement**") to the FIRST/SECOND LIEN JUNIOR LIEN INTERCREDITOR AGREEMENT dated as of [   ] (the "**Intercreditor Agreement**"), among [_____], as Initial Parity Lien Representative and Initial Parity Lien Collateral Agent, [_____], as Initial Junior Lien Representative and Initial Junior Lien Collateral Agent, and the additional Representatives and Collateral Agents from time to time a party thereto, and acknowledged and agreed to by URBAN ONE, INC., a Delaware corporation (the "**Company**"), and the other Grantors.

Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

The undersigned, [_____], a [_____], (the "**New Grantor**") wishes to acknowledge and agree to the Intercreditor Agreement and become a party thereto to the limited extent contemplated by Section 8.18 thereof and to acquire and undertake the rights and obligations of a Grantor thereunder.

Accordingly, the New Grantor agrees as follows for the benefit of the Representatives, the Collateral Agents and the Claimholders:

Section 1.   Accession to the Intercreditor Agreement. The New Grantor (a) acknowledges and agrees to, and becomes a party to the Intercreditor Agreement as a Grantor to the limited extent contemplated by Section 8.18 thereof, (b) agrees to all the terms and provisions of the Intercreditor Agreement and (c) shall have all the rights and obligations of a Grantor under the Intercreditor Agreement. This Grantor Joinder Agreement supplements the Intercreditor Agreement and is being executed and delivered by the New Grantor pursuant to Section 8.20 of the Intercreditor Agreement.

Section 2.   Representations, Warranties and Acknowledgement of the New Grantor. The New Grantor represents and warrants to each Representative, each Collateral Agent and to the Claimholders that (a) it has full power and authority to enter into this Grantor Joinder Agreement, in its capacity as Grantor and (b) this Grantor Joinder Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of this Grantor Joinder Agreement.

Section 3.   Counterparts. This Grantor Joinder Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Grantor Joinder Agreement or any document or instrument delivered in connection herewith by telecopy or other electronic means shall be effective as delivery of a manually executed counterpart of this Grantor Joinder Agreement or such other document or instrument, as applicable. The terms of the final sentence of Section 8.16 of the Intercreditor Agreement shall apply to this Grantor Joinder Agreement, *mutatis mutandis*.

Section 4.   Full Force and Effect. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

Section 5.   Section Headings. Section heading used in this Grantor Joinder Agreement are for convenience of reference only and are not to affect the construction hereof or to be taken in consideration in the interpretation hereof.

Section 6.   Benefit of Agreement. The agreements set forth herein or undertaken pursuant hereto are for the benefit of, and may be enforced by, any party to the Intercreditor Agreement subject to any limitations set forth in the Intercreditor Agreement with respect to the Grantors.

Section 7.   Governing Law. **THIS GRANTOR JOINDER AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR RELATING TO THIS GRANTOR JOINDER AGREEMENT (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND THE EFFECT OF PERFECTION OR PRIORITY OF THE SECURITY INTERESTS IN THE COLLATERAL).**

Section 8.   Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The parties hereto shall endeavor in good faith negotiations to replace any invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to those of the invalid, illegal or unenforceable provisions.

Section 9.   Notices. All communications and notices hereunder shall be in writing and given as provided in Section 8.11 of the Intercreditor Agreement. All communications and notices hereunder to the New Grantor shall be given to it at the address set forth below, which information supplements Section 8.11 of the Intercreditor Agreement.

Address for notices: _____
Attention of: _____
Telecopy: _____

Section 10.   Miscellaneous. The provisions of Section 8 of the Intercreditor Agreement will apply with like effect to this Grantor Joinder Agreement.

IN WITNESS WHEREOF, the New Grantor has duly executed this Grantor Joinder Agreement to the Intercreditor Agreement as of the day and year first above written.

[________________________________]

By:
Name:
Title:

FORM OF PARITY LIEN INTERCREDITOR AGREEMENT

[To be provided]

_____

[FORM OF]

PARITY LIEN INTERCREDITOR AGREEMENT[11]

dated as of

[●], 20[ ]

among

[_____],

as Initial Parity Lien Representative and Initial Parity Lien Collateral Agent,

[   ]

as the Initial Other Representative and Initial Other Collateral Agent,

each additional Representative and Collateral Agent from time to time party hereto,

and

URBAN ONE, INC.,

as the Company,

and the other Grantors referred to herein

_____

---

[11] *NTD – In the event that Additional Parity Lien Debt is executed after the date of the Initial Other Parity Lien Agreement and this Agreement is executed and delivered in connection therewith, this Agreement will be updated to reflect the identities and nature of the "Initial Parity Lien Representative", the "Initial Parity Lien Collateral Agent", the "Applicable Collateral Agent", the "Initial Other Representative" and the "Initial Other Collateral Agent" as well to reflect any conforming definitional changes related thereto. The "Initial Parity Lien Representative", the "Initial Parity Lien Collateral Agent" and the "Applicable Collateral Agent" will be (i) in the event the additional Parity Lien Obligations are Incurred pursuant to a term loan facility with an outstanding principal amount of loans thereunder in excess of $100,000,000, the Representative for such term loan facility and (ii) in the event the additional Parity Lien Obligations are Incurred pursuant to an indenture or similar issuance of notes or are Incurred pursuant to a term loan facility with an outstanding principal amount of loans thereunder less than or equal to $100,000,000, the Representative for such Parity Lien Obligations party hereto that represents the largest principal amount of Parity Lien Obligations; provided that, if such additional Parity Lien Obligations (other than contingent indemnities and costs and reimbursement obligations to the extent no claim has been made) Incurred pursuant to a term loan facility pursuant to clause (i) above are paid in full in cash and the applicable secured creditors are under no further obligation to provide financial accommodations to the Company or any other Grantor (other than in connection with an exchange or replacement for or a refinancing of such Parity Lien Obligations), the Applicable Representative shall be the Representative for such Parity Lien Obligations party to this Agreement that represents the largest principal amount of Parity Lien Obligations.*

This **PARITY LIEN INTERCREDITOR AGREEMENT** (as amended, restated, amended and restated, replaced, renewed, extended, restructured, supplemented or otherwise modified from time to time, this "*Agreement*"), dated as of [   ], 20[ ], among [_____], as administrative agent for the Credit Agreement Claimholders (in such capacity and together with its successors from time to time in such capacity, the "*Initial Parity Lien Representative*") and as collateral agent for the Credit Agreement Claimholders (in such capacity and together with its successors from time to time in such capacity, the "*Initial Parity Lien Collateral Agent*"),[12] [_____], as trustee for the Initial Other Parity Lien Claimholders (in such capacity and together with its successors from time to time in such capacity, the "*Initial Other Representative*") and as collateral agent for the Initial Other Parity Lien Claimholders (in such capacity and together with its successors from time to time in such capacity, the "*Initial Other Collateral Agent*"), each additional Representative and Collateral Agent from time to time party hereto for the Other Parity Lien Claimholders of the Series with respect to which it is acting in such capacity, and URBAN ONE, INC. (the "*Company*") and the other Grantors. Capitalized terms used in this Agreement have the meanings assigned to them in Article 1 below.

(a)   [Reference is made to the [   ], dated as of [●], (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "*Initial Credit Agreement*"), among the Company, the [lenders] party thereto from time to time, the [Initial Parity Lien Representative][Initial Other Representative], the [Initial Parity Lien Collateral Agent][Initial Other Collateral Agent] and the other parties named therein][13];

(b)   [Pursuant to that certain [Subsidiaries Guaranty], dated as of [●], certain Restricted Subsidiaries of the Company have agreed to guaranty the [Initial Credit Agreement Obligations]];

(c)   [The [Initial Credit Agreement Obligations] of the Company and the other Grantors are secured, subject to the terms of the [Initial Credit Agreement Collateral Documents], by Liens on the Collateral of the Company and certain Restricted Subsidiaries of the Company providing a guaranty (such current and future Restricted Subsidiaries of the Company providing a guaranty thereof, the "*Guarantor Subsidiaries*"), respectively, pursuant to the terms of the [Initial Credit Agreement Collateral Documents]];

(d)   [The [Initial Credit Agreement Documents] provide, among other things, that the parties thereto and each [Initial Other Parity Lien Claimholder] shall set forth in this Agreement their respective rights and remedies with respect to the Collateral]; and

(e)   In consideration of the foregoing, the mutual covenants and obligations herein set forth and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, each of the Initial Parity Lien Representative (for itself and on behalf of each other [Initial Credit Agreement Claimholder]), the Initial Parity Lien Collateral Agent (for itself and on behalf of each other [Initial Credit Agreement Claimholder]), the Initial Other Representative (for itself and on behalf of each other Initial Other Parity Lien Claimholder), the Initial Other Collateral Agent (for itself and on behalf of each other Initial Other Parity Lien Claimholder) and each Additional Parity Lien Representative and Additional Parity Lien Collateral Agent (in each case, for itself and on behalf of the Additional Parity Lien Claimholders of the applicable Series), intending to be legally bound, hereby agrees as follows:

ARTICLE I.
DEFINITIONS

SECTION 1.1   Certain Defined Terms.

The following terms which are defined in the UCC are used herein as so defined (and if defined in more than one article of the UCC shall have the meaning specified in Article 9 thereof): Certificated Security, Commodity Account, Commodity Contract, Deposit Account, Electronic Chattel Paper, Promissory Note, Instrument, Letter of Credit Right, Securities Entitlement, Securities Account and Tangible Chattel Paper. As used in this Agreement, the following terms have the meanings specified below:

"*Additional Parity Lien Claimholders*" has the meaning set forth in Section 5.14.

"*Additional Parity Lien Collateral Agent*" means with respect to each Series of Other Parity Lien Obligations and each Replacement Credit Agreement, in each case, that becomes subject to the terms of this Agreement after the date hereof, the Person serving as collateral agent (or the equivalent) for such Series of Other Parity Lien Obligations or Replacement Credit Agreement and named as such in the applicable Joinder Agreement delivered pursuant to Section 5.14 hereof, together with its successors from time to time in such capacity. If an Additional Parity Lien Collateral Agent is the Collateral Agent under a Replacement Credit Agreement, it shall also be a Replacement Collateral Agent and the Credit Agreement Collateral Agent, otherwise it shall be an Other Parity Lien Collateral Agent.

"*Additional Parity Lien Debt*" has the meaning set forth in Section 5.14.

"*Additional Parity Lien Representative*" means with respect to each Series of Other Parity Lien Obligations and each Replacement Credit Agreement, in each case, that becomes subject to the terms of this Agreement after the date hereof, the Person serving as administrative agent, trustee or in a similar capacity for such Series of Other Parity Lien Obligations or Replacement Credit Agreement and named as such in the applicable Joinder Agreement delivered pursuant to Section 5.14 hereof, together with its successors from time to time in such capacity. If an Additional Parity Lien Representative is the Representative under a Replacement Credit Agreement, it shall also be a Replacement Representative and the Credit Agreement Representative, otherwise it shall be an Other Parity Lien Representative.

"*Agreement*" has the meaning set forth in the introductory paragraph hereto.

"*Applicable Collateral Agent*" means (i) until the Discharge of Credit Agreement, the Credit Agreement Collateral Agent and (ii) thereafter, the Collateral Agent for the Series of Parity Lien Obligations represented by the Major Non-Controlling Representative.[14]

"*Applicable Representative*" means (i) until the Discharge of Credit Agreement, the Credit Agreement Representative and (ii) thereafter, the Major Non-Controlling Representative.

"*Bankruptcy Case*" has the meaning set forth in Section 2.5(b).

"*Bankruptcy Code*" means Title 11 of the United States Code entitled "Bankruptcy", as now and hereafter in effect, or any successor statute.

"*Bankruptcy Law*" means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

"*Business Day*" means a day other than a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

"*Capital Stock*" of any Person means any and all shares of, rights to purchase, warrants, options or depositary receipts for, or other equivalents of or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"*Collateral*" means all assets and properties subject to, or purported to be subject to, Liens created pursuant to any Parity Lien Collateral Document to secure one or more Series of Parity Lien Obligations and shall include any property or assets subject to replacement Liens or adequate protection Liens in favor of any Parity Lien Claimholder.

"*Collateral Agent*" means (i) in the case of any Credit Agreement Obligations, the Credit Agreement Collateral Agent (which in the case of the Initial Credit Agreement Obligations shall be the Initial Parity Lien Collateral Agent and in the case of any Replacement Credit Agreement shall be the Replacement Collateral Agent) and (ii) in the case of the Other Parity Lien Obligations, the Other Parity Lien Collateral Agent (which in the case of the Initial Other Parity Lien Obligations shall be the Initial Other Collateral Agent and in the case of any other Series of Other Parity Lien Obligations shall be the Additional Parity Lien Collateral Agent for such Series).

"*Company*" has the meaning set forth in the introductory paragraph to this Agreement.

"*Control Collateral*" means any Shared Collateral in the "control" (within the meaning of Section 9-104, 9-105, 9-106, 9-107 or 8-106 of the Uniform Commercial Code of any applicable jurisdiction) of any Collateral Agent (or its agents or bailees), to the extent that control thereof perfects a Lien thereon under the Uniform Commercial Code of any applicable jurisdiction. Control Collateral includes any Deposit Accounts, Securities Accounts, Securities Entitlements, Commodity Accounts, Commodity Contracts, Letter of Credit Rights or Electronic Chattel Paper over which any Collateral Agent has "control" under the applicable Uniform Commercial Code.

"*Controlling Claimholders*" means (i) at any time when the Credit Agreement Collateral Agent is the Applicable Collateral Agent, the Credit Agreement Claimholders and (ii) at any other time, the Series of Parity Lien Claimholders whose Collateral Agent is the Applicable Collateral Agent.

"*Credit Agreement*" means (i) the Initial Credit Agreement and (ii) each Replacement Credit Agreement.

"*Credit Agreement Claimholders*" means (i) the Initial Credit Agreement Claimholders and (ii) the Replacement Credit Agreement Claimholders.

"**Credit Agreement Collateral Agent**" means (i) the Initial Parity Lien Collateral Agent and (ii) the Replacement Collateral Agent under any Replacement Credit Agreement.

"**Credit Agreement Collateral Documents**" means (i) the Initial Credit Agreement Collateral Documents and (ii) the Replacement Credit Agreement Collateral Documents.

"**Credit Agreement Documents**" means (i) the Initial Credit Agreement Documents and (ii) the Replacement Credit Agreement Documents.

"**Credit Agreement Obligations**" means (i) the Initial Credit Agreement Obligations and (ii) the Replacement Credit Agreement Obligations.

"**Credit Agreement Representative**" means (i) the Initial Parity Lien Representative and (ii) the Replacement Representative under any Replacement Credit Agreement.

"**Declined Liens**" has the meaning set forth in Section 2.11.

"**Default**" means a "Default" (or similarly defined term) as defined in any Parity Lien Document.

"**Designation**" means a designation of Additional Parity Lien Debt and, if applicable, the designation of a Replacement Credit Agreement , in each case, in substantially the form of Exhibit B attached hereto.

"**DIP Financing**" has the meaning set forth in Section 2.5(b).

"**DIP Financing Liens**" has the meaning set forth in Section 2.5(b).

"**DIP Lenders**" has the meaning set forth in Section 2.5(b).

"**Discharge**" means, with respect to any Series of Parity Lien Obligations, that such Series of Parity Lien Obligations is no longer secured by, and no longer required to be secured by, any Shared Collateral. The term "**Discharged**" shall have a corresponding meaning.

"**Discharge of Credit Agreement**" means, except to the extent otherwise provided in Section 2.6, the Discharge of the Credit Agreement Obligations; provided that the Discharge of Credit Agreement shall be deemed not to have occurred if a Replacement Credit Agreement is entered into until, subject to Section 2.6, the Replacement Credit Agreement Obligations shall have been Discharged.

"**Event of Default**" means an "Event of Default" (or similarly defined term) as defined in any Parity Lien Document.

"**FCC**" means the Federal Communications Commission (or any successor agency, commission, bureau, department or other political subdivision of the United States of America).

"**Governmental Authority**" means the government of the United States of America, any other nation or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including the Federal Communications Commission (or any successor agency, commission, bureau, department or other political subdivision of the United States of America)).

"**Grantors**" means the Company and each Subsidiary of the Company which has granted a security interest pursuant to any Parity Lien Collateral Document to secure any Series of Parity Lien Obligations.

"**Incur**" means issue, create, assume, enter into any guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms "Incurred" at the time any funds are borrowed thereunder.

"**Indebtedness**" means and include all Parity Lien Obligations that constitute "Indebtedness" (or similar term) within the meaning of the Credit Agreement Documents, or "Indebtedness" (or similar term) within the meaning of the Other Parity Lien Documents, as applicable and in any event shall include all indebtedness for borrowed money.

"**Initial Credit Agreement**" has the meaning set forth in the second paragraph of this Agreement.

"**Initial Credit Agreement Claimholders**" means the holders of any Initial Credit Agreement Obligations, including the "Secured Parties" (or similarly defined term) as defined in the Initial Credit Agreement or in the Initial Credit Agreement Collateral Documents and the Initial Parity Lien Representative and Initial Parity Lien Collateral Agent.

"**Initial Credit Agreement Collateral Documents**" means the Security Documents (or similarly defined term) (as defined in the Initial Credit Agreement) and any other agreement, document or instrument entered into for the purpose of granting a Lien to secure any Initial Credit Agreement Obligations, to perfect such Lien or under which rights and remedies with respect to such Lien is governed (as each may be amended, restated, amended and restated, supplemented or otherwise modified from time to time).

"**Initial Credit Agreement Documents**" means the Initial Credit Agreement, each Initial Credit Agreement Collateral Document and the other Credit Documents (or similarly defined term) (as defined in the Initial Credit Agreement), and each of the other agreements, documents and instruments providing for or evidencing any other Initial Credit Agreement Obligation, as each may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"**Initial Credit Agreement Obligations**" means

(a)   any principal, premium, if any, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) under the Initial Credit Agreement Documents; and

(b)   to the extent any payment with respect to any Initial Credit Agreement Obligation (whether by or on behalf of any Grantor, as proceeds of security, enforcement of any right of setoff or otherwise) is declared to be a fraudulent conveyance or a preference in any respect, set aside or required to be paid to a debtor in possession, any Other Parity Lien Claimholder, receiver or similar Person, then the obligation or part thereof originally intended to be satisfied shall, for the purposes of this Agreement and the rights and obligations of the Initial Credit Agreement Claimholders and the Other Parity Lien Claimholders, be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent that any interest, fees, expenses or other charges (including Post-Petition Interest) to be paid pursuant to the Initial Credit Agreement Documents are disallowed by order of any court, including by order of a court of competent jurisdiction presiding over an Insolvency or Liquidation Proceeding, such interest, fees, expenses and charges (including Post-Petition Interest) shall, as between the Initial Credit Agreement Claimholders and the Other Parity Lien Claimholders, be deemed to continue to accrue and be added to the amount to be calculated as the "Initial Credit Agreement Obligations".

"**Initial Parity Lien Collateral Agent**" has the meaning set forth in the introductory paragraph to this Agreement.

"**Initial Parity Lien Representative**" has the meaning set forth in the introductory paragraph to this Agreement.

"**Initial Other Collateral Agent**" has the meaning set forth in the introductory paragraph to this Agreement.

"**Initial Other Collateral Documents**" means the Security Documents (or similarly defined term) (as defined in the Initial Other Parity Lien Agreement) and any other agreement, document or instrument entered into for the purpose of granting a Lien to secure any Initial Other Parity Lien Obligations, to perfect such Lien or under which rights and remedies with respect to such Lien is governed (as each may be amended, restated, amended and restated, supplemented or otherwise modified from time to time).

"**Initial Other Parity Lien Agreement**" means that certain Indenture, dated as of January [●], 2021, among [_____] and the other parties from time to time party thereto, as amended, restated, modified and/or supplemented from time to time in accordance with the terms hereof and thereof.

"**Initial Other Parity Lien Claimholders**" means the holders of any Initial Other Parity Lien Obligations, the Initial Other Representative and the Initial Other Collateral Agent.

"***Initial Other Parity Lien Documents***" means the Initial Other Parity Lien Agreement, each Initial Other Collateral Document and each of the other agreements, documents and instruments providing for or evidencing any other Initial Other Parity Lien Obligations, as each may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"***Initial Other Parity Lien Obligations***" means the Other Parity Lien Obligations pursuant to the Initial Other Parity Lien Documents.

"***Initial Other Representative***" has the meaning set forth in the introductory paragraph to this Agreement.

"***Insolvency or Liquidation Proceeding***" means:

(a)   any voluntary or involuntary case or proceeding under the Bankruptcy Code with respect to any Grantor;

(b)   any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Grantor or with respect to a material portion of its assets;

(c)   any liquidation, dissolution, reorganization or winding up of any Grantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy; or

(d)   any assignment for the benefit of creditors or any other marshaling of assets and liabilities of any Grantor.

"***Joinder Agreement***" means a document in the form of Exhibit A to this Agreement required to be delivered by a Representative to each Collateral Agent and each other Representative pursuant to Section 5.14 of this Agreement in order to create an additional Series of Other Parity Lien Obligations or a Refinancing of any Series of Parity Lien Obligations (including the Credit Agreement) and bind Parity Lien Claimholders hereunder.

"***Lien***" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease lease in the nature thereof).

"***Major Non-Controlling Representative***" means the Representative of the Series of Other Parity Lien Obligations that constitutes the largest outstanding principal amount of any then outstanding Series of Other Parity Lien Obligations. For purposes of this definition, "principal amount" shall be deemed to include the face amount of any outstanding letter of credit issued under the particular Series.

"***Non-Controlling Claimholders***" means the Parity Lien Claimholders which are not Controlling Claimholders.

"***Non-Controlling Representative***" means, at any time, each Representative that is not the Applicable Representative at such time.

"***Other Parity Lien Agreement***" means any indenture, notes, credit agreement, note purchase agreement, commercial paper facility, debt facility or other agreement, document (including any document governing reimbursement obligations in respect of letters of credit issued pursuant to any Other Parity Lien Agreement) or instrument, including the Initial Other Parity Lien Agreement, pursuant to which any Grantor has or will Incur Other Parity Lien Obligations; provided that, in each case, the Indebtedness thereunder (other than the Initial Other Parity Lien Obligations) has been designated as Other Parity Lien Obligations pursuant to and in accordance with Section 5.14. For avoidance of doubt, neither the Initial Credit Agreement nor any Replacement Credit Agreement shall constitute an Other Parity Lien Agreement.

"***Other Parity Lien Claimholder***" means the holders of any Other Parity Lien Obligations and any Representative and Collateral Agent with respect thereto and shall include the Initial Other Parity Lien Claimholders.

"***Other Parity Lien Collateral Agents***" means each of the Collateral Agents other than the Credit Agreement Collateral Agent.

"***Other Parity Lien Collateral Documents***" means the Security Documents or Collateral Documents or similar term (in each case as defined in the applicable Other Parity Lien Agreement) and any other agreement, document or instrument entered into for the purpose of granting a Lien to secure any Other Parity Lien Obligations, to perfect such Lien or under which rights and remedies with respect to such Lien is governed (as each may be amended, restated, amended and restated, supplemented or otherwise modified from time to time).

"***Other Parity Lien Documents***" means, with respect to the Initial Other Parity Lien Obligations or any Series of Other Parity Lien Obligations, the Other Parity Lien Agreements, including the Initial Other Parity Lien Documents and the Other Parity Lien Collateral Documents applicable thereto and each other agreement, document and instrument providing for or evidencing any other Other Parity Lien Obligation, as each may be amended, restated, amended and restated, supplemented or otherwise modified from time to time; provided that, in each case, the Indebtedness thereunder (other than the Initial Other Parity Lien Obligations) has been designated as Other Parity Lien Obligations pursuant to and in accordance with Section 5.14 hereto.

"***Other Parity Lien Obligations***" means all amounts owing to any Other Parity Lien Claimholder (including any Initial Other Parity Lien Claimholder) pursuant to the terms of any Other Parity Lien Document (including the Initial Other Parity Lien Documents), including all amounts in respect of any principal, premium, if any, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding). Other Parity Lien Obligations shall include any Registered Equivalent Notes and guarantees thereof by the Grantors issued in exchange therefor. For avoidance of doubt, neither the Initial Credit Agreement Obligations nor any Replacement Credit Agreement Obligations shall constitute Other Parity Lien Obligations.

"***Other Parity Lien Representative***" means each of the Representatives other than the Initial Parity Lien Representative.

"***Parity Lien Claimholders***" means, at any relevant time, the holders of Parity Lien Obligations at that time, including (i) the Credit Agreement Claimholders, and (ii) the Other Parity Lien Claimholders with respect to each Series of Other Parity Lien Obligations.

"***Parity Lien Collateral Documents***" means, collectively, (i) the Credit Agreement Collateral Documents and (ii) the Other Parity Lien Collateral Documents, in each case, as each may be amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms hereof.

"***Parity Lien Documents***" means (i) the Credit Agreement Documents, (ii) the Initial Other Parity Lien Documents and (iii) each other Other Parity Lien Document.

"***Parity Lien Obligations***" means, collectively, (i) the Credit Agreement Obligations and (ii) each Series of Other Parity Lien Obligations.

"***Person***" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

"***Possessory Collateral***" means any Shared Collateral in the possession of any Collateral Agent (or its agents or bailees), to the extent that possession thereof perfects a Lien thereon under the Uniform Commercial Code of any jurisdiction or otherwise. Possessory Collateral includes any Certificated Securities, Promissory Notes, Instruments, and Tangible Chattel Paper, in each case, delivered to or in the possession of any Collateral Agent under the terms of the Parity Lien Collateral Documents.

"***Post-Petition Interest***" means interest, fees, expenses and other charges that pursuant to the Credit Agreement Documents or Other Parity Lien Documents, as applicable, continue to accrue after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest, fees, expenses and other charges are allowed or allowable under the Bankruptcy Law or in any such Insolvency or Liquidation Proceeding.

"***Preferred Stock***" as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

"***Proceeds***" has the meaning set forth in Section 2.1(a).

"***Refinance***" means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms "***Refinances***," "***Refinanced***" and "***Refinancing***" as used for any purpose in the indenture shall have a correlative meaning.

"***Restricted Subsidiary***" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"**_Registered Equivalent Notes_**" means, with respect to any notes originally issued in a Rule 144A or other private placement transaction under the Securities Act of 1933, substantially identical notes (having the same guarantees and substantially the same collateral) issued in a dollar-for-dollar exchange therefor pursuant to an exchange offer registered with the SEC.

"**_Replacement Collateral Agent_**" means, in respect of any Replacement Credit Agreement, the collateral agent or person serving in similar capacity under the Replacement Credit Agreement.

"**_Replacement Credit Agreement_**" means any loan agreement, indenture or other agreement that (i) Refinances the Credit Agreement in accordance with Section 2.8 hereof so long as, after giving effect to such Refinancing, the agreement that was the Credit Agreement immediately prior to such Refinancing is no longer secured, and no longer required to be secured, by any of the Collateral (other than by cash or cash equivalents deposited in connection with a defeasance or satisfaction and discharge of such Credit Agreement) and (ii) becomes the Credit Agreement hereunder by designation as such pursuant to Section 5.14.

"**_Replacement Credit Agreement Claimholders_**" means the holders of any Replacement Credit Agreement Obligations, including the "Secured Parties" (or similarly defined term) as defined in the Replacement Credit Agreement or in the Replacement Credit Agreement Collateral Documents and the Replacement Representative and Replacement Collateral Agent.

"**_Replacement Credit Agreement Collateral Documents_**" means the Security Documents or Collateral Documents or similar term (as defined in the Replacement Credit Agreement) and any other agreement, document or instrument entered into for the purpose of granting a Lien to secure any Replacement Credit Agreement Obligations to perfect such Lien or under which rights and remedies with respect to such Lien is governed (as each may be amended, restated, amended and restated, supplemented or otherwise modified from time to time).

"**_Replacement Credit Agreement Documents_**" means the Replacement Credit Agreement, each Replacement Credit Agreement Collateral Document and the other Credit Documents (or similarly defined term) (as defined in the Replacement Credit Agreement), and each of the other agreements, documents and instruments providing for or evidencing any other Replacement Credit Agreement Obligation, as each may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"**_Replacement Credit Agreement Obligations_**" means:

(a) any principal, premium, if any, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) under the Replacement Credit Agreement; and

(b) to the extent any payment with respect to any Replacement Credit Agreement Obligation (whether by or on behalf of any Grantor, as proceeds of security, enforcement of any right of setoff or otherwise) is declared to be a fraudulent conveyance or a preference in any respect, set aside or required to be paid to a debtor in possession, any Other Parity Lien Claimholder, receiver or similar Person, then the obligation or part thereof originally intended to be satisfied shall, for the purposes of this Agreement and the rights and obligations of the Replacement Credit Agreement Claimholders and the Other Parity Lien Claimholders, be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent that any interest, fees, expenses or other charges (including Post-Petition Interest) to be paid pursuant to the Replacement Credit Agreement Documents are disallowed by order of any court, including by order of a court of competent jurisdiction presiding over an Insolvency or Liquidation Proceeding, such interest, fees, expenses and charges (including Post-Petition Interest) shall, as between the Replacement Credit Agreement Claimholders and the Other Parity Lien Claimholders, be deemed to continue to accrue and be added to the amount to be calculated as the "Replacement Credit Agreement Obligations".

"**_Replacement Representative_**" means, in respect of any Replacement Credit Agreement, the administrative agent, trustee or person serving in similar capacity under the Replacement Credit Agreement.

"**_Representative_**" means, at any time, (i) in the case of any Initial Credit Agreement Obligations or the Initial Credit Agreement Claimholders, the Initial Parity Lien Representative, (ii) in the case of any Replacement Credit Agreement Obligations or the Replacement Credit Agreement Claimholders, the Replacement Representative, (iii) in the case of the Initial Other Parity Lien Obligations or the Initial Other Parity Lien Claimholders, the Initial Other Representative, and (iv) in the case of any other Series of Other Parity Lien Obligations or Other Parity Lien Claimholders of such Series that becomes subject to this Agreement after the date hereof, the Additional Parity Lien Representative for such Series.

"**_Series_**" means (a) with respect to the Parity Lien Claimholders, each of (i) the Initial Credit Agreement Claimholders (in their capacities as such), (ii) the Initial Other Parity Lien Claimholders (in their capacities as such), (iii) the Replacement Credit Agreement Claimholders (in their capacities as such), and (iv) the Other Parity Lien Claimholders (in their capacities as such) that become subject to this Agreement after the date hereof that are represented by a common Representative (in its capacity as such for such Other Parity Lien Claimholders) and (b) with respect to any Parity Lien Obligations, each of (i) the Initial Credit Agreement Obligations, (ii) the Initial Other Parity Lien Obligations, (iii) the Replacement Credit Agreement Obligations and (iv) the Other Parity Lien Obligations Incurred pursuant to any Other Parity Lien Document, which pursuant to any Joinder Agreement, are to be represented hereunder by a common Representative (in its capacity as such for such Other Parity Lien Obligations).

"**_Shared Collateral_**" means, at any time, Collateral in which the holders of two or more Series of Parity Lien Obligations (or their respective Representatives or Collateral Agents on behalf of such holders) hold, or purport to hold, or are required to hold pursuant to the Parity Lien Documents in respect of such Series, a valid security interest or Lien at such time. If more than two Series of Parity Lien Obligations are outstanding at any time and the holders of less than all Series of Parity Lien Obligations hold, or purport to hold, or are required to hold pursuant to the Parity Lien Documents in respect of such Series, a valid security interest or Lien in any Collateral at such time, then such Collateral shall constitute Shared Collateral for those Series of Parity Lien Obligations that hold, or purport to hold, or are required to hold pursuant to the Parity Lien Documents in respect of such Series, a valid security interest or Lien in such Collateral at such time and shall not constitute Shared Collateral for any Series which does not hold, or purport to hold, or are required to hold pursuant to the Parity Lien Documents in respect of such Series, a valid security interest or Lien in such Collateral at such time.

"**_Specified Provisions_**" has the meaning set forth in Section 5.3.

"**_Subsidiary_**" means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2) any partnership, joint venture, limited liability company or similar entity of which:

(a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

"**_UCC_**" means the Uniform Commercial Code as in effect from time to time in the State of New York; _provided_, _however_, that in the event that, by reason of mandatory provisions of law, any or all of the perfection or priority of, or remedies with respect to, any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term "UCC" shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions hereof relating to such perfection, priority or remedies.

"**_Unrestricted Subsidiary_**" has the meaning assigned to such term in the Initial Other Parity Lien Agreement as in effect on the date hereof.

SECTION 1.2   Rules of Interpretation.

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as amended, restated, amended and restated, supplemented or otherwise modified from time to time and any reference herein to any statute or regulations shall include any amendment, renewal, extension or replacement thereof, (ii) any reference herein to any Person shall be construed to include such Person's permitted successors and assigns from time to time, (iii) the words "herein," "hereof" and "hereunder," and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections and Annexes shall be construed to refer to Articles, Sections and Annexes of this Agreement, (v) unless otherwise expressly qualified herein, the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights and (vi) the term "or" is not exclusive.

ARTICLE II.
PRIORITIES AND AGREEMENTS WITH RESPECT TO SHARED COLLATERAL

SECTION 2.1   <u>Priority of Claims</u>.

(a)   Anything contained herein or in any of the Parity Lien Documents to the contrary notwithstanding, if an Event of Default under any Parity Lien Document has occurred and is continuing, and the Applicable Collateral Agent is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any Bankruptcy Case of any Grantor or any Parity Lien Claimholder receives any payment pursuant to any intercreditor agreement (other than this Agreement) or otherwise with respect to any Shared Collateral, the proceeds of any sale, collection or other liquidation of any Shared Collateral received by any Parity Lien Claimholder or received by the Applicable Collateral Agent or any Parity Lien Claimholder pursuant to any such intercreditor agreement or otherwise with respect to such Shared Collateral and proceeds of any such distribution (subject, in the case of any such distribution, to the sentence immediately following clause THIRD below) to which the Parity Lien Obligations are entitled under any intercreditor agreement (other than this Agreement) or otherwise (all proceeds of any sale, collection or other liquidation of any Collateral comprising either Shared Collateral and all proceeds of any such distribution and any proceeds of any insurance covering the Shared Collateral received by the Applicable Collateral Agent and not returned to any Grantor under any Parity Lien Document being collectively referred to as "***Proceeds***"), shall be applied by the Applicable Collateral Agent, subject to Article III, in the following order:

(i)   FIRST, to the payment of all amounts owing to each Collateral Agent (in its capacity as such) and each Representative (in its capacity as such) secured by such Shared Collateral, including all court costs and the reasonable fees and expenses of its agents and legal counsel, and any other reasonable costs or expenses Incurred in connection with the exercise of any right or remedy hereunder or under any other Parity Lien Document and all fees, expenses and indemnities owing to such Collateral Agents and Representatives under the relevant Parity Lien Documents, ratably to each such Collateral Agent and Representative in accordance with the amounts payable to it pursuant to this <u>clause (i)</u>;

(ii)   SECOND, to the extent Proceeds remain after the application pursuant to preceding <u>clause (i)</u>, to each Representative for the payment in full of the other Parity Lien Obligations of each Series secured by such Shared Collateral and, if the amount of such Proceeds are insufficient to pay in full the Parity Lien Obligations of each Series so secured then such Proceeds shall be allocated among the Representatives of each Series secured by such Shared Collateral, <u>pro rata</u> according to the amounts of such Parity Lien Obligations owing to each such respective Representative and the other Parity Lien Claimholders represented by it for distribution by such Representative in accordance with its respective Parity Lien Documents; and

(iii)   THIRD, any balance of such Proceeds remaining after the application pursuant to preceding <u>clauses (i)</u> and <u>(ii)</u>, to the Grantors, their successors or assigns from time to time, or to whomever may be lawfully entitled to receive the same.

If, despite the provisions of this <u>Section 2.1(a)</u>, any Parity Lien Claimholder shall receive any payment or other recovery in excess of its portion of payments on account of the Parity Lien Obligations to which it is then entitled in accordance with this <u>Section 2.1(a)</u>, such Parity Lien Claimholder shall hold such payment or recovery in trust for the benefit of all Parity Lien Claimholders for distribution in accordance with this <u>Section 2.1(a)</u>.

(b)   It is acknowledged that the Parity Lien Obligations of any Series may, subject to the limitations set forth in the then-existing Parity Lien Documents and subject to any limitations set forth in this Agreement, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, Refinanced or otherwise amended or modified from time to time, all without affecting the priorities set forth in <u>Section 2.1(a)</u> or the provisions of this Agreement defining the relative rights of the Parity Lien Claimholders of any Series.

(c)   Notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing any Series of Parity Lien Obligations granted on the Shared Collateral and notwithstanding any provision of the Uniform Commercial Code of any jurisdiction, or any other applicable law or the Parity Lien Documents or any defect or deficiencies in, or failure to perfect, the Liens securing the Parity Lien Obligations of any Series or any other circumstance whatsoever, each Parity Lien Claimholder hereby agrees that the Liens securing each Series of Parity Lien Obligations on any Shared Collateral shall be of equal priority.

SECTION 2.2   <u>Actions with Respect to Shared Collateral; Prohibition on Contesting Liens</u>.

(a)   Notwithstanding <u>Section 2.1</u>, (i) only the Applicable Representative shall act or refrain from acting with respect to the Shared Collateral (including with respect to any other intercreditor agreement with respect to any Shared Collateral), (ii) the Applicable Representative shall not follow any instructions with respect to the Shared Collateral (including with respect to any other intercreditor agreement with respect to any Shared Collateral) from any Non-Controlling Representative (or any other Parity Lien Claimholder other than the Applicable Representative) and (iii) no Parity Lien Claimholder shall or shall instruct any Representative to, and any other Representative that is not the Applicable Representative shall not, commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its security interest in or realize upon, or take any other action available to it in respect of, any Shared Collateral (including with respect to any other intercreditor agreement with respect to Shared Collateral), whether under any Parity Lien Document (other than the Parity Lien Documents applicable to the Applicable Representative), applicable law or otherwise, it being agreed that only the Applicable Representative, acting in accordance with the Parity Lien Documents applicable to it, shall be entitled to take any such actions or exercise any remedies with respect to such Shared Collateral at such time.

(b)   Without limiting the provisions of Section 4.2, each Representative that is not the Applicable Representative, on behalf of itself and each Parity Lien Claimholder represented by it, hereby appoints the Applicable Representative as its agent and authorizes the Applicable Representative to exercise any and all remedies under each Parity Lien Document with respect to the Shared Collateral and to execute releases in connection therewith.

(c)   Notwithstanding the equal priority of the Liens securing each Series of Parity Lien Obligations, the Applicable Representative may deal with the Shared Collateral as if such Applicable Representative had a senior and exclusive Lien on such Shared Collateral. No Non-Controlling Representative or Parity Lien Claimholder that is not the Applicable Representative will contest, protest or object to any foreclosure proceeding or action brought by the Applicable Representative or any other exercise by the Applicable Representative of any rights and remedies relating to the Shared Collateral. Each Non-Controlling Representative or Parity Lien Claimholder that is not the Applicable Representative agrees that it will not (and waives any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the perfection, priority, validity, attachment or enforceability of a Lien held by or on behalf of the Applicable Representative in all or any part of the Shared Collateral, or the provisions of this Agreement. The foregoing shall not be construed to limit the rights and priorities of any Parity Lien Claimholder or Representative with respect to any Collateral not constituting Shared Collateral.

(d)   Each Non-Controlling Representative will have no rights to take any action under this Agreement with respect to the Shared Collateral unless and until it becomes the Applicable Representative or unless expressly permitted by the terms of this Agreement. Notwithstanding the foregoing, (i) in any Insolvency or Liquidation Proceeding, any Representative or any Other Parity Lien Claimholder may file a proof of claim or statement of interest with respect to the Parity Lien Obligations owed to such Representative or Other Parity Lien Claimholder; (ii) any Representative or any Other Parity Lien Claimholder may take any action to preserve or protect the validity, perfection and enforceability of the Liens granted in favor of such Representative or Other Parity Lien Claimholder; <u>provided</u> that no such action is, or could reasonably be expected to be, (A) adverse to the Liens granted in favor of the Applicable Representative or the rights of the Applicable Representative to exercise remedies in respect thereof or (B) otherwise inconsistent with the terms of this Agreement; and (iii) any Representative or any Other Parity Lien Claimholder may file any responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims or Liens of such Other Parity Lien Claimholder, including any claims secured by the Shared Collateral, in each case, to the extent not inconsistent with the terms of this Agreement.

SECTION 2.3   <u>No Interference; Payment Over; Exculpatory Provisions</u>.

(a)   Each Parity Lien Claimholder agrees that (i) it will not challenge or question or support any other Person in challenging or questioning in any proceeding the validity or enforceability of any Parity Lien Obligations of any Series or any Parity Lien Document or the validity, attachment, perfection or priority of any Lien under any Parity Lien Document or the validity or enforceability of the priorities, rights or duties established by or other provisions of this Agreement; <u>provided</u> that nothing in this Agreement shall be construed to prevent or impair the rights of any Parity Lien Claimholder from challenging or questioning the validity or enforceability of any Parity Lien Obligations constituting unmatured interest or the validity of any Lien relating thereto pursuant to Section 502(b)(2) of the Bankruptcy Code, (ii) it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Collateral by the Applicable Representative, (iii) except as provided in <u>Section 2.2</u>, it shall have no right to and shall not otherwise (A) direct the Applicable Representative or any other Parity Lien Claimholder to exercise any right, remedy or power with respect to any Shared Collateral (including pursuant to any other intercreditor agreement) or (B) consent to, or object to, the exercise by, or any forbearance from exercising by, the Applicable Representative or any other Parity Lien Claimholder represented by it of any right, remedy or power with respect to any Collateral, (iv) it will not institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the Applicable Representative or any other Parity Lien Claimholder represented by it seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral and (v) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of this Agreement; <u>provided</u> that nothing in this Agreement shall be construed to prevent or impair the rights of any of the Applicable Representative or any other Parity Lien Claimholder (i) to enforce this Agreement or (ii) to contest or support any other Person in contesting the enforceability of any Lien purporting to secure obligations not constituting Parity Lien Obligations.

(b)   Each Parity Lien Claimholder hereby agrees that if it shall obtain possession of any Shared Collateral or shall realize any proceeds or payment in respect of any Shared Collateral, pursuant to any Parity Lien Document or by the exercise of any rights available to it under applicable law or in any Insolvency or Liquidation Proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the Discharge of each of the Parity Lien Obligations, then it shall hold such Shared Collateral, proceeds or payment in trust for the other Parity Lien Claimholders having a security interest in such Shared Collateral and promptly transfer any such proceeds or payment, as the case may be, to the Applicable Representative, to be distributed by such Applicable Representative in accordance with the provisions of <u>Section 2.1(a)</u> hereof, <u>provided</u>, <u>however</u>, that the foregoing shall not apply to any Shared Collateral purchased by any Parity Lien Claimholder for cash pursuant to any exercise of remedies permitted hereunder.

(c)   None of the Applicable Collateral Agent, any Applicable Representative or any other Parity Lien Claimholder shall be liable for any action taken or omitted to be taken by the Applicable Collateral Agent, such Applicable Representative or any other Parity Lien Claimholder with respect to any Shared Collateral in accordance with the provisions of this Agreement.

SECTION 2.4   <u>Automatic Release of Liens</u>.

(a)   If, at any time any Shared Collateral is transferred to a third party or otherwise disposed of, in each case, in connection with any enforcement by the Applicable Representative in accordance with the provisions of this Agreement, then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Liens in favor of the other Representatives for the benefit of each Series of Parity Lien Claimholders (or in favor of such other Parity Lien Claimholders if directly secured by such Liens) upon such Shared Collateral will automatically be released and discharged upon final conclusion of such disposition as and when, but only to the extent, such Liens of the Applicable Representative on such Shared Collateral are released and discharged; <u>provided</u> that any proceeds of any Shared Collateral realized therefrom shall be applied pursuant to <u>Section 2.1</u> hereof and prior to such application, each Collateral Agent shall retain a Lien on such Proceeds. If in connection with any such foreclosure or other exercise of remedies by the Applicable Representative, the Applicable Representative of such Series of Parity Lien Obligations releases any guarantor from its obligation under a guarantee of the Series of Parity Lien Obligations for which it serves as agent prior to a Discharge of such Series of Parity Lien Obligations, such guarantor also shall be released from its guarantee of all other Parity Lien Obligations. If in connection with any such foreclosure or other exercise of remedies by the Applicable Representative, the equity interests of any Person are foreclosed upon or otherwise disposed of and the Applicable Representative or related Representative of such Series of Parity Lien Obligations releases its Liens on the property or assets of such Person and releases such Person from its guarantee, if any, of the Series of Parity Lien Obligations for which it serves as agent, then the Liens in favor of the other Representatives of such Series of Parity Lien Obligations (or in favor of such other Parity Lien Claimholders if directly secured by such Liens) with respect to the property or assets of such Person and the guarantee, if any, by such Person of any other Parity Lien Obligations will automatically be released.

(b)   Without limiting the rights of the Applicable Collateral Agent under <u>Section 4.2</u>, each Collateral Agent and each Representative agrees to execute and deliver (at the sole cost and expense of the Grantors) all such authorizations and other instruments as shall reasonably be requested by the Applicable Collateral Agent to evidence and confirm any release of Shared Collateral or guarantee provided for in this Section.

SECTION 2.5   <u>Certain Agreements with Respect to Bankruptcy or Insolvency Proceedings</u>.

(a)   This Agreement shall continue in full force and effect notwithstanding the commencement of any proceeding under the Bankruptcy Code or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law by or against any Grantor or any of its Subsidiaries.

(b)   If any Grantor shall become subject to a case (a "***Bankruptcy Case***") under the Bankruptcy Code and shall move for approval of financing ("***DIP Financing***") to be provided by one or more lenders (the "***DIP Lenders***") under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, each Parity Lien Claimholder (other than any Controlling Claimholder or any Representative of any Controlling Claimholder) agrees that it will not raise any objection to any such financing or to the Liens on the Shared Collateral securing the same ("***DIP Financing Liens***") or to any use of cash collateral that constitutes Shared Collateral, unless the Applicable Representative shall then oppose or object to such DIP Financing or such DIP Financing Liens or use of cash collateral (and (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Shared Collateral for the benefit of the Controlling Claimholders, each Non-Controlling Claimholder will subordinate its Liens with respect to such Shared Collateral on the same terms as the Liens of the Controlling Claimholders (other than any Liens of any Parity Lien Claimholders constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank *pari passu* with the Liens on any such Shared Collateral granted to secure the Parity Lien Obligations of the Controlling Claimholders, each Non-Controlling Claimholder will confirm the priorities with respect to such Shared Collateral as set forth herein), in each case so long as (A) the Parity Lien Claimholders of each Series retain the benefit of their Liens on all such Shared Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority vis-à-vis all the other Parity Lien Claimholders (other than any Liens of the Parity Lien Claimholders constituting DIP Financing Liens) as existed prior to the commencement of the Bankruptcy Case, (B) the Parity Lien Claimholders of each Series are granted Liens on any additional collateral pledged to any Parity Lien Claimholders as adequate protection or otherwise in connection with such DIP Financing or use of cash collateral, with the same priority vis-à-vis the Parity Lien Claimholders as set forth in this Agreement (other than any Liens of any Parity Lien Claimholders constituting DIP Financing Liens), (C) if any amount of such DIP Financing or cash collateral is applied to repay any of the Parity Lien Obligations, such amount is applied pursuant to <u>Section 2.1(a)</u> of this Agreement and (D) if any Parity Lien Claimholders are granted adequate protection with respect to the Parity Lien Obligations subject hereto, including in the form of periodic payments, in connection with such use of cash collateral, the proceeds of such adequate protection are applied pursuant to <u>Section 2.1(a)</u> of this Agreement; <u>provided</u> that the Parity Lien Claimholders of each Series shall have a right to object to the grant of a Lien to secure the DIP Financing over any Collateral subject to Liens in favor of the Parity Lien Claimholders of such Series or its Representative that shall not constitute Shared Collateral (unless such Collateral fails to constitute Shared Collateral because the Lien in respect thereof constitutes a Declined Lien with respect to such Parity Lien Representative in accordance with the terms of the applicable Parity Lien Documents); <u>provided</u>, <u>further</u>, that the Parity Lien Claimholders receiving adequate protection shall not object to any other Parity Lien Claimholder receiving adequate protection comparable to any adequate protection granted to such Parity Lien Claimholders in connection with a DIP Financing or use of cash collateral.

(c)   If any Parity Lien Claimholder is granted adequate protection (A) in the form of Liens on any additional collateral, then each other Parity Lien Claimholder shall be entitled to seek, and each Parity Lien Claimholder will consent and not object to, adequate protection in the form of Liens on such additional collateral with the same priority vis-à-vis the Parity Lien Claimholders as set forth in this Agreement, (B) in the form of a superpriority or other administrative claim, then each other Parity Lien Claimholder shall be entitled to seek, and each Parity Lien Claimholder will consent and not object to, adequate protection in the form of a pari passu superpriority or administrative claim or (C) in the form of periodic or other cash payments, then the proceeds of such adequate protection must be applied to all Parity Lien Obligations pursuant to <u>Section 2.1</u>.

SECTION 2.6   <u>Reinstatement</u>. In the event that any of the Parity Lien Obligations shall be paid in full and such payment or any part thereof shall subsequently, for whatever reason (including an order or judgment for disgorgement of a preference under Title 11 of the Bankruptcy Code, or any similar law, or the settlement of any claim in respect thereof), be required to be returned or repaid, the terms and conditions of this Agreement shall be fully applicable thereto until all such Parity Lien Obligations shall again have been paid in full in cash. This Section 2.6 shall survive termination of this Agreement.

SECTION 2.7   <u>Insurance and Condemnation Awards</u>. As among the Parity Lien Claimholders, the Applicable Representative shall have the right, subject to the rights of the Grantors under the Parity Lien Documents, but not the obligation, to adjust or settle any insurance policy or claim covering or constituting Shared Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Shared Collateral. To the extent any Representative or any other Parity Lien Claimholder receives proceeds of such insurance policy and such proceeds are not permitted or required to be returned to the Company or any other Grantor under the applicable Parity Lien Documents, subject to the rights of the Grantors under the Parity Lien Documents, such proceeds shall be turned over to the Applicable Representative for application as provided in Section 2.1 hereof.

SECTION 2.8   <u>Refinancings</u>. The Parity Lien Obligations of any Series may, subject to Section 5.14, be Refinanced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the Refinancing transaction under any Parity Lien Document) of any Parity Lien Claimholder of any other Series, all without affecting the priorities provided for herein or the other provisions hereof; <u>provided</u> that the Representative and Collateral Agent of the holders of any such Indebtedness so Refinanced shall have executed a Joinder Agreement on behalf of the holders of such Indebtedness so Refinanced. If such Indebtedness so Refinanced is intended to constitute a Replacement Credit Agreement, the Company shall so state in its Designation.

SECTION 2.9   <u>Gratuitous Bailee/Agent for Perfection</u>.

(a)   The Applicable Collateral Agent shall be entitled to hold any Possessory Collateral constituting Shared Collateral.

(b)   Notwithstanding the foregoing, each Collateral Agent agrees to hold any Possessory Collateral constituting Shared Collateral and any other Shared Collateral from time to time in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee for the benefit of each other Parity Lien Claimholder (such bailment being intended, among other things, to satisfy the requirements of Sections 8-106(d)(3), 8-301(a)(2) and 9-313(c) of the UCC) and any assignee, solely for the purpose of perfecting the security interest granted in such Shared Collateral, if any, pursuant to the applicable Parity Lien Collateral Documents, in each case, subject to the terms and conditions of this <u>Section 2.9</u>. Solely with respect to any Deposit Accounts constituting Shared Collateral under the control (within the meaning of Section 9-104 of the UCC) of any Collateral Agent, each such Collateral Agent agrees to also hold control over such Deposit Accounts as gratuitous agent for each other Parity Lien Claimholder and any assignee solely for the purpose of perfecting the security interest in such Deposit Accounts, subject to the terms and conditions of this <u>Section 2.9</u>.

(c)   No Collateral Agent shall have any obligation whatsoever to any Parity Lien Claimholder to ensure that the Possessory Collateral and Control Collateral is genuine or owned by any of the Grantors or to preserve rights or benefits of any Person except as expressly set forth in this <u>Section 2.9</u>. The duties or responsibilities of each Collateral Agent under this <u>Section 2.9</u> shall be limited solely to holding any Possessory Collateral constituting Shared Collateral or any other Shared Collateral in its possession or control as gratuitous bailee (and with respect to Deposit Accounts, as gratuitous agent) in accordance with this <u>Section 2.9</u> and delivering the Possessory Collateral constituting Shared Collateral as provided in Section 2.9(e) below.

(d)   None of the Collateral Agents or any of the Parity Lien Claimholders shall have by reason of the Parity Lien Documents, this Agreement or any other document a fiduciary relationship in respect of the other Collateral Agents or any other Parity Lien Claimholder, and each Collateral Agent and each Parity Lien Claimholder hereby waives and releases the other Collateral Agents and Parity Lien Claimholders from all claims and liabilities arising pursuant to any Collateral Agent's role under this <u>Section 2.9</u> as gratuitous bailee with respect to the Possessory Collateral constituting Shared Collateral or any other Shared Collateral in its possession or control (and with respect to the Deposit Accounts, as gratuitous agent).

(e)   At any time the Applicable Collateral Agent is no longer the Applicable Collateral Agent, such outgoing Applicable Collateral Agent shall deliver the remaining Possessory Collateral constituting Shared Collateral in its possession (if any) together with any necessary endorsements (which endorsement shall be without recourse and without any representation or warranty), <u>first</u>, to the then Applicable Collateral Agent to the extent Parity Lien Obligations remain outstanding and <u>second</u>, to the applicable Grantor to the extent no Parity Lien Obligations remain outstanding (in each case, so as to allow such Person to obtain possession or control of such Shared Collateral) or to whomever may be lawfully entitled to receive the same. The outgoing Applicable Collateral Agent further agrees to take all other action reasonably requested by the then Applicable Collateral Agent at the expense of the Company in connection with the then Applicable Collateral Agent obtaining a first-priority security interest in the Shared Collateral.

SECTION 2.10   <u>Amendments to Parity Lien Collateral Documents</u>. Subject to Section 5.14, without the prior written consent of the Applicable Representative, (x) no Parity Lien Document may be amended, restated, amended and restated, waived, restructured, renewed, extended, supplemented, Refinanced or otherwise modified, or entered into, replaced or Refinanced or otherwise modified from time to time or entered into to the extent such amendment, restatement, waiver, restructuring, renewal, extension, supplement, Refinancing or modification, or the terms of such new Parity Lien Document would contravene the provisions of this Agreement and (y) the holders of any such Refinancing Indebtedness shall bind themselves (directly or through their agent or representative) in a writing addressed to the Applicable Representative to the terms of this Agreement.

SECTION 2.11   <u>Similar Liens and Agreements</u>.

(a)   The parties hereto agree that it is their intention that the Collateral be identical for all Parity Lien Claimholders, <u>provided</u>, that this provision will not be violated with respect to any particular Series if the Parity Lien Document for such Series prohibits the Collateral Agent for that Series from accepting a Lien on such asset or property or such Collateral Agent otherwise expressly declines to accept a Lien on such asset or property (any such prohibited or declined Liens with respect to a particular Series, a "***Declined Lien***"). In furtherance of, but subject to, the foregoing, the parties hereto agree, subject to the other provisions of this Agreement:

(i)   upon request by any Collateral Agent, to cooperate in good faith (and to direct their counsel to cooperate in good faith) from time to time in order to determine the specific items included in the Shared Collateral and the steps taken to perfect their respective Liens thereon and the identity of the respective parties obligated under the Credit Agreement Documents and the Other Parity Lien Documents; and

(ii)   that the documents and agreements creating or evidencing the Liens on Shared Collateral securing the Credit Agreement Obligations and the Other Parity Lien Obligations shall, subject to the terms and conditions of Section 5.2, be in all material respects the same forms of documents as one another, except that the documents and agreements creating or evidencing the Liens securing the Other Parity Lien Obligations may contain additional provisions as may be necessary or appropriate to establish the intercreditor arrangements among the various separate classes of creditors holding Other Parity Lien Obligations and to address any Declined Lien.

ARTICLE III.
EXISTENCE AND AMOUNTS OF LIENS AND OBLIGATIONS

Whenever any Applicable Collateral Agent or any Applicable Representative shall be required, in connection with the exercise of its rights or the performance of its obligations hereunder, to determine the existence or amount of any Parity Lien Obligations of any Series, or the Shared Collateral subject to any Lien securing the Parity Lien Obligations of any Series, it may request that such information be furnished to it in writing by each other Representative or each other Collateral Agent and shall be entitled to make such determination or not make any determination on the basis of the information so furnished; provided, however, that if a Representative or a Collateral Agent shall fail or refuse reasonably promptly to provide the requested information, the requesting Applicable Collateral Agent or Applicable Representative shall be entitled to assume that the Parity Lien Obligations of the relevant Series are no longer outstanding and that the Parity Lien Claimholders of such Parity Lien Obligations have no interest in the Shared Collateral. Each Applicable Collateral Agent and each Applicable Representative may rely conclusively, and shall be fully protected in so relying, on any determination made by it in accordance with the provisions of the preceding sentence (or as otherwise directed by a court of competent jurisdiction) and shall have no liability to any Grantor, any Parity Lien Claimholder or any other person as a result of such determination.

ARTICLE IV.
THE APPLICABLE COLLATERAL AGENT AND THE APPLICABLE REPRESENTATIVE

SECTION 4.1 Authority.

(a) Notwithstanding any other provision of this Agreement, nothing herein shall be construed to impose any fiduciary or other duty on any Applicable Collateral Agent or any Applicable Representative to any Non-Controlling Claimholder or give any Non-Controlling Claimholder the right to direct any Applicable Collateral Agent or any Applicable Representative, except that each Applicable Collateral Agent shall be obligated to distribute proceeds of any Shared Collateral in accordance with Section 2.1 hereof.

(b) In furtherance of the foregoing, each Non-Controlling Claimholder acknowledges and agrees that the Applicable Collateral Agent shall be entitled, for the benefit of the Parity Lien Claimholders, to sell, transfer or otherwise dispose of or deal with any Shared Collateral as provided herein and in the Parity Lien Collateral Documents, as applicable, without regard to any rights to which the Non-Controlling Claimholders would otherwise be entitled as a result of the Parity Lien Obligations held by such Non-Controlling Claimholders. Without limiting the foregoing, each Non-Controlling Claimholder agrees that none of the Applicable Collateral Agent, the Applicable Representative or any other Parity Lien Claimholder shall have any duty or obligation first to marshal or realize upon any type of Shared Collateral (or any other Collateral securing any of the Parity Lien Obligations), or to sell, dispose of or otherwise liquidate all or any portion of such Shared Collateral (or any other Collateral securing any Parity Lien Obligations), in any manner that would maximize the return to the Non-Controlling Claimholders, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Non-Controlling Claimholders from such realization, sale, disposition or liquidation. Each of the Parity Lien Claimholders waives any claim it may now or hereafter have against any Collateral Agent or Representative of any other Series of Parity Lien Obligations or any other Parity Lien Claimholder of any other Series arising out of (i) any actions which any such Collateral Agent, Representative or any Parity Lien Claimholder represented by it take or omit to take (including actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the Parity Lien Obligations from any account debtor, guarantor or any other party) in accordance with the Parity Lien Collateral Documents or any other agreement related thereto or in connection with the collection of the Parity Lien Obligations or the valuation, use, protection or release of any security for the Parity Lien Obligations; provided that nothing in this clause (i) shall be construed to prevent or impair the rights of any Collateral Agent or Representative to enforce this Agreement, (ii) any election by any Applicable Representative or any holders of Parity Lien Obligations, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code or (iii) subject to Section 2.5, any borrowing, or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law, by the Company or any of its Subsidiaries, as debtor-in-possession. Notwithstanding any other provision of this Agreement, the Applicable Collateral Agent shall not (i) accept any Shared Collateral in full or partial satisfaction of any Parity Lien Obligations pursuant to Section 9-620 of the Uniform Commercial Code of any jurisdiction, without the consent of each Representative representing holders of Parity Lien Obligations for whom such Collateral constitutes Shared Collateral or (ii) “credit bid” for or purchase (other than for cash) Shared Collateral at any public, private or judicial foreclosure upon such Shared Collateral, without the consent of each Representative representing holders of Parity Lien Obligations for whom such Collateral constitutes Shared Collateral.

SECTION 4.2 Power-of-Attorney.

Each Non-Controlling Representative and Collateral Agent that is not the Applicable Collateral Agent, for itself and on behalf of each other Parity Lien Claimholder of the Series for whom it is acting, hereby irrevocably appoints the Applicable Collateral Agent and any officer or agent of the Applicable Collateral Agent, which appointment is coupled with an interest with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Non-Controlling Representative, Collateral Agent or Parity Lien Claimholder, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary to accomplish the purposes of this Agreement, including the exercise of any and all remedies under each Parity Lien Collateral Document with respect to Shared Collateral and the execution of releases in connection therewith.

ARTICLE V.
MISCELLANEOUS

SECTION 5.1 Integration/Conflicts.

This Agreement, together with the other Parity Lien Documents and the Parity Lien Collateral Documents, represents the entire agreement of each of the Grantors and the Parity Lien Claimholders with respect to the subject matter hereof and thereof and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof and thereof. There are no promises, undertakings, representations or warranties by any Representative, Collateral Agent or Parity Lien Claimholder relative to the subject matter hereof and thereof not expressly set forth or referred to herein or therein. In the event of any conflict between the provisions of this Agreement and the provisions of the Parity Lien Documents the provisions of this Agreement shall govern and control.

SECTION 5.2 Effectiveness; Continuing Nature of this Agreement; Severability.

This Agreement shall become effective when executed and delivered by the parties hereto. This is a continuing agreement and the Parity Lien Claimholders of any Series may continue, at any time and without notice to any Parity Lien Claimholder of any other Series, to extend credit and other financial accommodations and lend monies to or for the benefit of the Company or any Grantor constituting Parity Lien Obligations in reliance hereon. Each Representative and each Collateral Agent, on behalf of itself and each other Parity Lien Claimholder represented by it, hereby waives any right it may have under applicable law to revoke this Agreement or any of the provisions of this Agreement. The terms of this Agreement shall survive, and shall continue in full force and effect, in any Insolvency or Liquidation Proceeding. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. All references to the Company or any other Grantor shall include the Company or such Grantor as debtor and debtor in possession and any receiver, trustee or similar person for the Company or any other Grantor (as the case may be) in any Insolvency or Liquidation Proceeding. This Agreement shall terminate and be of no further force and effect with respect to any Representative or Collateral Agent and the Parity Lien Claimholders represented by such Representative or Collateral Agent and their Parity Lien Obligations, on the date on which no Parity Lien Obligations of such Parity Lien Claimholders are any longer secured by, or required to be secured by, any of the Collateral pursuant to the terms of the applicable Parity Lien Documents, subject to the rights of the Parity Lien Claimholders under Section 2.6; provided, however, that such termination shall not relieve any such party of its obligations Incurred hereunder prior to the date of such termination.

SECTION 5.3 Amendments; Waivers.

(a) No amendment, modification or waiver of any of the provisions of this Agreement shall be deemed to be made unless the same shall be in writing signed on behalf of each party hereto or its authorized agent and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time. For the avoidance of doubt, if any modification, amendment or waiver of any of the following provisions of this Agreement would (i) adversely affect the Grantors (it being agreed that any amendment, modification or waiver to Sections 2.1, 2.2, 2.3, 2.4, 2.5, 2.8, 2.9, 2.10, 2.11, 5.1, 5.3, 5.11, 5.14, 5.16, and each of the defined terms used in the foregoing Sections (collectively, the "***Specified Provisions***") without the consent of the Grantors shall be deemed to adversely affect the Grantors) or (ii) impose obligations or duties on the Grantors, such amendment, modification or waiver shall be consented to in writing by each Grantor that would be adversely affected thereby.

(b) Notwithstanding the foregoing, without the consent of any Parity Lien Claimholder, any Representative and Collateral Agent may become a party hereto by execution and delivery of a Joinder Agreement in accordance with Section 5.14 of this Agreement and upon such execution and delivery, such Representative and Collateral Agent and the Other Parity Lien Claimholders and Other Parity Lien Obligations of the Series for which such Representative and Collateral Agent is acting shall be subject to the terms hereof.

(c) Notwithstanding the foregoing, without the consent of any other Representative or Parity Lien Claimholder, the Applicable Collateral Agent may effect amendments and modifications to this Agreement to the extent necessary to reflect any Incurrence of any Other Parity Lien Obligations in compliance with the Credit Agreement and the other Parity Lien Documents.

SECTION 5.4 Information Concerning Financial Condition of the Grantors and their Subsidiaries.

The Representative and Collateral Agent and the other Parity Lien Claimholders of each Series shall each be responsible for keeping themselves informed of (a) the financial condition of the Grantors and their Subsidiaries and all endorsers and/or guarantors of the Parity Lien Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the Parity Lien Obligations. The Representative and Collateral Agent and the other Parity Lien Claimholders of each Series shall have no duty to advise the Representative, Collateral Agent or Parity Lien Claimholders of any other Series of information known to it or them regarding such condition or any such circumstances or otherwise. In the event the Representative or Collateral Agent or any of the other Parity Lien Claimholders, in its or their sole discretion, undertakes at any time or from time to time to provide any such information to the Representative, Collateral Agent or Parity Lien Claimholders of any other Series, it or they shall be under no obligation:

(a) to make, and such Representative and Collateral Agent and such other Parity Lien Claimholders shall not make, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided;

(b) to provide any additional information or to provide any such information on any subsequent occasion;

(c) to undertake any investigation; or

(d) to disclose any information, which pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

SECTION 5.5 Submission to Jurisdiction; Certain Waivers.

Each of the Company, each other Grantor, each Collateral Agent and each Representative, on behalf of itself and each other Parity Lien Claimholder represented by it, hereby irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Agreement (whether arising in contract, tort or otherwise) to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive (subject to Section 5.5(c) below) general jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan, the courts of the United States for the Southern District of New York sitting in the Borough of Manhattan, and appellate courts from any thereof;

(b) agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York state court or, to the fullest extent permitted by applicable law, in such federal court;

(c) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and that nothing in this Agreement shall affect any right that any Collateral Agent, Representative or other Parity Lien Claimholder may otherwise have to bring any action or proceeding relating to this Agreement against such Grantor or any of its assets in the courts of any jurisdiction;

(d) waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement in any court referred to in Section 5.5(a) (and irrevocably waives to the fullest extent permitted by applicable law the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court);

(e) consents to service of process in any such proceeding in any such court by registered or certified mail, return receipt requested, to the applicable party at its address provided in accordance with Section 5.7 (and agrees that nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable law);

(f) agrees that service as provided in Section 5.5(e) above is sufficient to confer personal jurisdiction over the applicable party in any such proceeding in any such court, and otherwise constitutes effective and binding service in every respect; and

(g) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover any special, exemplary, punitive or consequential damages.

SECTION 5.6   WAIVER OF JURY TRIAL.

EACH PARTY HERETO, THE COMPANY AND EACH OTHER GRANTOR HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT, BREACH OF DUTY, COMMON LAW, STATUTE OR ANY OTHER THEORY). EACH PARTY HERETO AND THE COMPANY AND THE OTHER GRANTORS (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT EACH SUCH PARTY HERETO AND THE COMPANY AND EACH OTHER GRANTOR HAVE BEEN INDUCED TO ENTER INTO OR ACKNOWLEDGE THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. EACH PARTY HERETO AND THE COMPANY AND THE OTHER GRANTORS FURTHER REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

SECTION 5.7   Notices.

Unless otherwise specifically provided herein, any notice hereunder shall be in writing and may be personally served or sent by facsimile or United States mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of facsimile, or three (3) Business Days after depositing it in the United States mail with postage prepaid and properly addressed. For the purposes hereof, the addresses of the parties hereto shall be as set forth below each party's name on the signature pages hereto or in the Joinder Agreement pursuant to which it becomes a party hereto, or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties.

SECTION 5.8   Further Assurances.

Each Representative and Collateral Agent, on behalf of itself and each other Parity Lien Claimholder represented by it, and the Company and each other Grantor, agree that each of them shall take such further action and shall execute and deliver such additional documents and instruments (in recordable form, if requested) as any Representative and Collateral Agent may reasonably request to effectuate the terms of and the Lien priorities contemplated by this Agreement. Notwithstanding the foregoing, no Representative or Collateral Agent shall be liable for any breach by any other Parity Lien Claimholder of this or any other undertaking, representation or warranty.

SECTION 5.9   Agency Capacities.

Except as expressly provided herein, (a) [_____] is acting in the capacity of Initial Parity Lien Representative and Initial Parity Lien Collateral Agent solely for the Initial Parity Lien Claimholders, (b) the Initial Other Representative and the Initial Other Collateral Agent is acting in the capacity of Representative and Collateral Agent, respectively, solely for the Initial Other Parity Lien Claimholders, (c) each Replacement Representative and Replacement Collateral Agent is acting in the capacity of Representative and Collateral Agent, respectively, solely for the Replacement Credit Agreement Claimholders and (d) each other Representative and each other Collateral Agent is acting in the capacity of Representative and Collateral Agent, respectively, solely for the Other Parity Lien Claimholders under the Other Parity Lien Documents for which it is the named Representative or Collateral Agent, as the case may be, in the applicable Joinder Agreement.

SECTION 5.10   GOVERNING LAW.

THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR RELATING TO THIS AGREEMENT (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND THE EFFECT OF PERFECTION OR PRIORITY OF THE SECURITY INTERESTS).

SECTION 5.11   Binding on Successors and Assigns.

This Agreement shall be binding upon each Representative and each Collateral Agent, the Parity Lien Claimholders, the Company and the other Grantors, and their respective successors and assigns from time to time. If any of the Representatives and/or Collateral Agents resigns or is replaced pursuant to the applicable Parity Lien Documents its successor shall be deemed to be a party to this Agreement and shall have all the rights of, and be subject to all the obligations of, this Agreement. Except for the Specified Provisions, no provision of this Agreement will inure to the benefit of a trustee, debtor-in-possession, creditor trust or other representative of an estate or creditor of any Grantor, including where any such trustee, debtor-in-possession, creditor trust or other representative of an estate is the beneficiary of a Lien securing Collateral by virtue of the avoidance of such Lien in an Insolvency or Liquidation Proceeding.

SECTION 5.12   Section Headings.

Section headings and the Table of Contents used in this Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

SECTION 5.13   Counterparts.

This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile or other electronic imaging means), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement by facsimile or other electronic transmission (e.g., "pdf" or "tif" format) shall be effective as delivery of a manually executed counterpart hereof. The words "execution," "signed," "signature," "delivery," and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paperbased recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other state laws based on the Uniform Electronic Transactions Act, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

SECTION 5.14   Other Parity Lien Obligations.

(a)   To the extent, but only to the extent, not prohibited by the provisions of the Parity Lien Documents, the Company may Incur (i) additional Indebtedness (such Indebtedness, "**Additional Parity Lien Debt**"), which for the avoidance of doubt shall include any Indebtedness Incurred pursuant to a Refinancing, and Other Parity Lien Obligations or other Replacement Credit Agreement Obligations after the date hereof that is secured on an equal and ratable basis with the Liens on the Shared Collateral securing the then-existing Parity Lien Obligations and (ii) Other Parity Lien Obligations. Any such Additional Parity Lien Debt and Other Parity Lien Obligations or other Replacement Credit Agreement Obligations, as applicable, of a Series may be secured by a Lien on the Shared Collateral on a ratable basis, in each case under and pursuant to the applicable Parity Lien Collateral Documents of that Series, if, and subject to the condition that, the Additional Parity Lien Collateral Agent and Additional Parity Lien Representative of any such Additional Parity Lien Debt, acting on behalf of the holders of such Additional Parity Lien Debt and the holders of such Other Parity Lien Obligations or Replacement Credit Agreement Obligations, as applicable, (such Additional Parity Lien Collateral Agent, Additional Parity Lien Representative and holders in respect of any Additional Parity Lien Debt and the holders of Other Parity Lien Obligations or other Replacement Credit Agreement Obligations of such Series being referred to as "**Additional Parity Lien Claimholders**"), each becomes a party to this Agreement by satisfying the conditions set forth in Section 5.14(b).

(b)   In order for an Additional Parity Lien Representative and Additional Parity Lien Collateral Agent (including, in the case of a Replacement Credit Agreement, the Replacement Representative and the Replacement Collateral Agent in respect thereof) to become a party to this Agreement,

(i)   such Additional Parity Lien Representative and such Additional Parity Lien Collateral Agent shall have executed and delivered an instrument substantially in the form of Exhibit A (with such changes as may be reasonably approved by each Collateral Agent and such Additional Parity Lien Representative and such Additional Parity Lien Collateral Agent, as the case may be) pursuant to which either (x) such Additional Parity Lien Representative becomes a Representative hereunder and such Additional Parity Lien Collateral Agent becomes a Collateral Agent hereunder, and such Additional Parity Lien Debt and the Other Parity Lien Obligations or other Replacement Credit Agreement Obligations of such Series and the Additional Parity Lien Claimholders of such Series become subject hereto and bound hereby;

(ii)   the Company shall have delivered to each Collateral Agent:

(a)   true and complete copies of each of the Other Parity Lien Agreement or Replacement Credit Agreement, as applicable, and the material Parity Lien Collateral Documents for such Series, certified as being true and correct by a Responsible Officer of the Company;

(b)   a Designation substantially in the form of Exhibit B pursuant to which the Company shall (A) identify the Indebtedness to be designated as Other Parity Lien Obligations or Replacement Credit Agreement Obligations, as applicable, and the initial aggregate principal amount or committed amount thereof, (B) specify the name and address of the Additional Parity Lien Collateral Agent and Additional Parity Lien Representative, (C) certify that such (x) Additional Parity Lien Debt is permitted by each Parity Lien Document and that the conditions set forth in this Section 5.14 are satisfied with respect to such Additional Parity Lien Debt and the Other Parity Lien Obligations or Replacement Credit Agreement Obligations, as applicable, of such Series and (D) in the case of a Replacement Credit Agreement, expressly state that such agreement giving rise to the new Indebtedness satisfies the requirements of a Replacement Credit Agreement and the Company elects to designate such agreement as a Replacement Credit Agreement; and

(iii)   the Other Parity Lien Documents or Replacement Credit Agreement Documents, as applicable, relating to such Additional Parity Lien Debt shall provide, as certified by the applicable Additional Parity Lien Representative, that each Additional Parity Lien Claimholder with respect to such Additional Parity Lien Debt will be subject to and bound by the provisions of this Agreement in its capacity as a holder of such Additional Parity Lien Debt.

(c)   Upon the execution and delivery of a Joinder Agreement by an Additional Parity Lien Representative and an Additional Parity Lien Collateral Agent, in each case, in accordance with this Section 5.14, each other Representative and Collateral Agent shall acknowledge such receipt thereof by countersigning a copy thereof, subject to the terms of this Section 5.14 and returning the same to such Additional Parity Lien Representative and Additional Parity Lien Collateral Agent, as applicable; provided that the failure of any Representative or Collateral Agent to so acknowledge or return shall not affect the status of such debt as Additional Parity Lien Debt if the other requirements of this Section 5.14 are complied with.

SECTION 5.15   Authorization.

By its signature, each Person executing this Agreement, on behalf of such party or Grantor but not in his or her personal capacity as a signatory, represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement.

SECTION 5.16   No Third Party Beneficiaries/ Provisions Solely to Define Relative Rights.

The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the Parity Lien Claimholders in relation to one another. The Company and the other Grantors are intended third party beneficiaries of the Specified Provisions. Nothing in this Agreement is intended to or shall impair the obligations of any Grantor, which are absolute and unconditional, to pay the Parity Lien Obligations as and when the same shall become due and payable in accordance with their terms. Without limitation of any other provisions of this Agreement, the Company and each Grantor hereby (a) acknowledges that it has read this Agreement and consents hereto, (b) agrees that it will not take any action that would be contrary to the express provisions of this Agreement and (c) agrees to abide by the requirements expressly applicable to it under this Agreement.

SECTION 5.17   No Indirect Actions.

Unless otherwise expressly stated, if a party may not take an action under this Agreement, then it may not take that action indirectly, or support any other Person in taking that action directly or indirectly. "Taking an action indirectly" means taking an action that is not expressly prohibited for the party but is intended to have substantially the same effects as the prohibited action.

SECTION 5.18   Additional Grantors.

Each Grantor agrees that it shall ensure that each of its Subsidiaries that is or is to become a party to any Parity Lien Collateral Document shall either execute this Agreement on the date hereof or shall confirm that it is a Grantor hereunder pursuant to a joinder agreement substantially in the form attached hereto as Exhibit C that is executed and delivered by such Subsidiary prior to or concurrently with its execution and delivery of such Parity Lien Collateral Document.

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12 *NTD - The "Initial Parity Lien Representative" and the "Initial Parity Lien Collateral Agent" will be (i) in the event the additional Parity Lien Obligations are Incurred pursuant to a term loan facility with an outstanding principal amount of loans thereunder in excess of $100,000,000, the Representative for such term loan facility and (ii) in the event the additional Parity Lien Obligations are Incurred pursuant to an indenture or similar issuance of notes or are Incurred pursuant to a term loan facility with an outstanding principal amount of loans thereunder less than or equal to $100,000,000, the Representative for such Parity Lien Obligations party hereto that represents the largest principal amount of Parity Lien Obligations; provided that, if such additional Parity Lien Obligations (other than contingent indemnities and costs and reimbursement obligations to the extent no claim has been made) Incurred pursuant to a term loan facility pursuant to clause (i) above are paid in full in cash and the applicable secured creditors are under no further obligation to provide financial accommodations to the Company or any other Grantor (other than in connection with an exchange or replacement for or a refinancing of such Parity Lien Obligations), the Applicable Representative shall be the Representative for such Parity Lien Obligations party to this Agreement that represents the largest principal amount of Parity Lien Obligations.*

13   *NTD - Recitals to be updated to reflect the Additional Parity Lien Obligations joining this Agreement, as applicable.*

14 *NTD - The "Applicable Collateral Agent" will be (i) in the event the additional Parity Lien Obligations are Incurred pursuant to a term loan facility with an outstanding principal amount of loans thereunder in excess of $100,000,000, the Representative for such term loan facility and (ii) in the event the additional Parity Lien Obligations are Incurred pursuant to an indenture or similar issuance of notes or are Incurred pursuant to a term loan facility with an outstanding principal amount of loans thereunder less than or equal to $100,000,000, the Representative for such Parity Lien Obligations party hereto that represents the largest principal amount of Parity Lien Obligations; provided that, if such additional Parity Lien Obligations (other than contingent indemnities and costs and reimbursement obligations to the extent no claim has been made) Incurred pursuant to a term loan facility pursuant to clause (i) above are paid in full in cash and the applicable secured creditors are under no further obligation to provide financial accommodations to the Company or any other Grantor (other than in connection with an exchange or replacement for or a refinancing of such Parity Lien Obligations), the Applicable Representative shall be the Representative for such Parity Lien Obligations party to this Agreement that represents the largest principal amount of Parity Lien Obligations.*

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

[_______________],
as Initial Parity Lien Representative

By:
Name:
Title:

[Insert Notice Information]

[_______________],
as Initial Parity Lien Collateral Agent

By:
Name:
Title:

[Insert Notice Information]

[_____],
    as Initial Other Representative

By:
        Name:
        Title:

[Insert Notice Information]

[_____],
    as Initial Other Collateral Agent

By:
        Name:
        Title:

[Insert Notice Information]

Acknowledged and Agreed to by:

URBAN ONE, INC.

By:
Name:
Title:

[NOTICE ADDRESS]

[OTHER GRANTORS]

By:
Name:
Title:

FORM OF JOINDER AGREEMENT

JOINDER NO. [   ] dated as of [   ], 20[   ] (the "***Joinder Agreement***") to the PARITY LIEN INTERCREDITOR AGREEMENT dated as of [   ], 20[   ] (as amended, restated, amended and restated, replaced, renewed, extended, restructured, supplemented or otherwise modified from time to time, the "***Parity Lien Intercreditor Agreement***") among [_____], as Initial Parity Lien Representative and Initial Parity Lien Collateral Agent, [_____], as Initial Other Representative and Initial Other Collateral Agent, and the additional Representatives and Collateral Agents from time to time a party thereto, and acknowledged and agreed to by URBAN ONE, INC. (the "***Company***") and the other Grantors signatory thereto.

A.   Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Parity Lien Intercreditor Agreement.

B.   As a condition to the ability of the Company to Incur [Other Parity Lien Obligations][Replacement Credit Agreement Obligations under the Replacement Credit Agreement] and to secure such [Other Parity Lien Obligations][Replacement Credit Agreement Obligations] with the liens and security interests created by the [Other Parity Lien Collateral Documents][Replacement Credit Agreement Collateral Documents], the Additional Parity Lien Representative in respect thereof is required to become a Representative and the Additional Parity Lien Collateral Agent in respect thereof is required to become a Collateral Agent and the Parity Lien Claimholders in respect thereof are required to become subject to and bound by, the Parity Lien Intercreditor Agreement. Section 5.14 of the Parity Lien Intercreditor Agreement provides that such Additional Parity Lien Representative may become a Representative, such Additional Parity Lien Collateral Agent may become a Collateral Agent and such Additional Parity Lien Claimholders may become subject to and bound by the Parity Lien Intercreditor Agreement, pursuant to the execution and delivery by the Additional Parity Lien Representative and the Additional Parity Lien Collateral Agent of an instrument in the form of this Joinder Agreement and the satisfaction of the other conditions set forth in Section 5.14 of the Parity Lien Intercreditor Agreement. The undersigned Additional Parity Lien Representative (the "***New Representative***") and Additional Parity Lien Collateral Agent (the "***New Collateral Agent***") are executing this Joinder Agreement in accordance with the requirements of the Parity Lien Intercreditor Agreement.

Accordingly, the New Representative and the New Collateral Agent agree as follows:

SECTION 1.   In accordance with Section 5.14 of the Parity Lien Intercreditor Agreement, (i) the New Representative and the New Collateral Agent by their signatures below become a Representative and a Collateral Agent respectively, under, and the related Additional Parity Lien Debt and Additional Parity Lien Claimholders become subject to and bound by, the Parity Lien Intercreditor Agreement with the same force and effect as if the New Representative and New Collateral Agent had originally been named therein as a Representative or a Collateral Agent, respectively, and hereby agree to all the terms and provisions of the Parity Lien Intercreditor Agreement applicable to them as Representative, Collateral Agent and Additional Parity Lien Claimholders, respectively.

SECTION 2.   Each of the New Representative and New Collateral Agent represent and warrant to each other Collateral Agent, each other Representative and the other Parity Lien Claimholders, individually, that (i) it has full power and authority to enter into this Joinder Agreement, in its capacity as [agent][trustee], (ii) this Joinder Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability, and (iii) the Parity Lien Documents relating to such Additional Parity Lien Debt provide that, upon the New Representative's and the New Collateral Agent's entry into this Joinder Agreement, the Additional Parity Lien Claimholders represented by them will be subject to and bound by the provisions of the Parity Lien Intercreditor Agreement.

SECTION 3.   This Joinder Agreement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Joinder Agreement shall become effective when each Collateral Agent and Representative shall have received a counterpart of this Joinder Agreement that bears the signatures of the New Representative and the New Collateral Agent. Delivery of an executed signature page to this Joinder Agreement by facsimile transmission or other electronic means shall be effective as delivery of a manually signed counterpart of this Joinder Agreement.

SECTION 4.   Except as expressly supplemented hereby, the Parity Lien Intercreditor Agreement shall remain in full force and effect.

SECTION 5.   **THIS JOINDER AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR RELATING TO THIS JOINDER AGREEMENT (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND THE EFFECT OF PERFECTION OR PRIORITY OF THE SECURITY INTERESTS).**

SECTION 6.   Any provision of this Joinder Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and in the Parity Lien Intercreditor Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 7.   All communications and notices hereunder shall be in writing and given as provided in Section 5.7 of the Parity Lien Intercreditor Agreement. All communications and notices hereunder to the New Representative and the New Collateral Agent shall be given to them at their respective addresses set forth below their signatures hereto.

SECTION 8.   Sections 5.8 and 5.9 of the Parity Lien Intercreditor Agreement are hereby incorporated herein by reference.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the New Representative and New Collateral Agent have duly executed this Joinder Agreement to the Parity Lien Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW REPRESENTATIVE], as
   [   ] for the holders of [   ],

By:
      Name:
      Title:

Address for notices:

attention of:
Telecopy:

[NAME OF NEW COLLATERAL AGENT], as
   [   ] for the holders of [   ],

By:
      Name:
      Title:

Address for notices:

attention of:
Telecopy:

Receipt acknowledged by:
[_____], as Initial Parity Lien Representative

By: _____
        Name:
        Title:

[_____], as Initial Parity Lien Collateral Agent

By: _____
        Name:
        Title:

[_____], as Initial Other Representative

By: _____
        Name:
        Title:

[_____],
  as Initial Other Collateral Agent

By: _____
        Name:
        Title:

[OTHERS AS NEEDED]

[FORM OF]
DEBT DESIGNATION

Reference is made to the Parity Lien Intercreditor Agreement dated as of [   ], 20[ ], (as amended, restated, amended and restated, replaced, renewed, extended, restructured, supplemented or otherwise modified from time to time, the "***Parity Lien Intercreditor Agreement***") among [_____], as Initial Parity Lien Representative and Initial Parity Lien Collateral Agent, [_____], as Initial Other Representative and Initial Other Collateral Agent, and the additional Representatives and Collateral Agents from time to time a party thereto, and acknowledged and agreed to by URBAN ONE, INC. (the "***Company***") and the other Grantors signatory thereto. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Parity Lien Intercreditor Agreement. This Debt Designation is being executed and delivered in order to designate [additional Indebtedness and other related Parity Lien Obligations][Credit Agreement Obligations] entitled to the benefit and subject to the terms of the Parity Lien Intercreditor Agreement.

The undersigned, the duly appointed [*specify title*] of the [Company] hereby certifies on behalf of the [Company] that:

(a)   [*insert name of the Company or other Grantor*] intends to Incur Indebtedness in the initial aggregate [principal/committed amount] of [   ] pursuant to the following agreement: [*describe [credit agreement, indenture, other agreement giving rise to Additional Parity Lien Debt][Replacement Credit Agreement* ("***New Agreement***")]*] which will be [Other Parity Lien Obligations][Replacement Credit Agreement Obligations];

(b)   (i) the name and address of the [Additional Parity Lien Representative for the Additional Parity Lien Debt and the related Other Parity Lien Obligations][Replacement Representative for the Replacement Credit Agreement] is:

Telephone:

Fax:

(ii) the name and address of the Additional Parity Lien Collateral Agent for the Additional Parity Lien Debt and the Other Parity Lien Obligations or Replacement Credit Agreement Obligations, as applicable, is:

Telephone:

Fax:

[and]

(a)   such Additional Parity Lien Debt and the Other Parity Lien Obligations or Replacement Credit Agreement Obligations of such Series is permitted by each Parity Lien Document and the conditions set forth in Section 5.14 of the Parity Lien Intercreditor Agreement are satisfied with respect to such [Additional Parity Lien Debt and the Other Parity Lien Obligations or Replacement Credit Agreement Obligations, [*insert for Replacement Credit Agreements only:* **;** and

(b)   the New Agreement satisfies the requirements of a Replacement Credit Agreement and is hereby designated as a Replacement Credit Agreement].

IN WITNESS WHEREOF, the Company has caused this Debt Designation to be duly executed by the undersigned officer as of ___________________, 20____.

[COMPANY]

By:
Name:
Title:

Exhibit C
to Parity Lien Intercreditor Agreement

FORM OF GRANTOR JOINDER AGREEMENT

GRANTOR JOINDER AGREEMENT NO. [ ] "this "**Grantor Joinder Agreement**") dated as of [   ], 20[ ] to the PARITY LIEN INTERCREDITOR AGREEMENT dated as of [   ], 20[ ] (as amended, restated, amended and restated, replaced, renewed, extended, restructured, supplemented or otherwise modified from time to time, the "**Parity Lien Intercreditor Agreement**") among [_____], as Initial Parity Lien Representative and Initial Parity Lien Collateral Agent, [_____], as Initial Other Representative and Initial Other Collateral Agent, and the additional Representatives and Collateral Agents from time to time a party thereto, and acknowledged and agreed to by URBAN ONE, INC. (the "**Company**") and certain subsidiaries of the Company (each a "**Grantor**").

Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Parity Lien Intercreditor Agreement.

The undersigned, [_____], a [_____], (the "New Grantor") wishes to acknowledge and agree to the Parity Lien Intercreditor Agreement and become a party thereto to the limited extent contemplated by Section 5.16 thereof and to acquire and undertake the rights and obligations of a Grantor thereunder.

Accordingly, the New Grantor agrees as follows for the benefit of the Representatives, the Collateral Agents and the Parity Lien Claimholders:

Section 1.   Accession to the Parity Lien Intercreditor Agreement. The New Grantor (a) acknowledges and agrees to, and becomes a party to the Parity Lien Intercreditor Agreement as a Grantor to the limited extent contemplated by Section 5.16 thereof, (b) agrees to all the terms and provisions of the Parity Lien Intercreditor Agreement and (c) shall have all the rights and obligations of a Grantor under the Parity Lien Intercreditor Agreement. This Grantor Joinder Agreement supplements the Parity Lien Intercreditor Agreement and is being executed and delivered by the New Grantor pursuant to Section 5.18 of the Parity Lien Intercreditor Agreement.

Section 2.   Representations, Warranties and Acknowledgement of the New Grantor. The New Grantor represents and warrants to each Representative, each Collateral Agent and to the Parity Lien Claimholders that (a) it has full power and authority to enter into this Grantor Joinder Agreement, in its capacity as Grantor and (b) this Grantor Joinder Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of this Grantor Joinder Agreement, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

Section 3.   Counterparts. This Grantor Joinder Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Grantor Joinder Agreement or any document or instrument delivered in connection herewith by telecopy or other electronic means shall be effective as delivery of a manually executed counterpart of this Grantor Joinder Agreement or such other document or instrument, as applicable.

Section 4.   Section Headings. Section heading used in this Grantor Joinder Agreement are for convenience of reference only and are not to affect the construction hereof or to be taken in consideration in the interpretation hereof.

Section 5.   Benefit of Agreement. The agreements set forth herein or undertaken pursuant hereto are for the benefit of, and may be enforced by, any party to the Parity Lien Intercreditor Agreement subject to any limitations set forth in the Parity Lien Intercreditor Agreement with respect to the Grantors.

Section 6.   Governing Law. **THIS GRANTOR JOINDER AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR RELATING TO THIS AGREEMENT (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND THE EFFECT OF PERFECTION OR PRIORITY OF THE SECURITY INTERESTS).**

Section 7.   Severability. In case any one or more of the provisions contained in this Grantor Joinder Agreement should be held invalid, illegal or unenforceable in any respect, none of the parties hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Parity Lien Intercreditor Agreement shall not in any way be affected or impaired.

Section 8.   Notices. All communications and notices hereunder shall be in writing and given as provided in Section 5.7 of the Parity Lien Intercreditor Agreement. All communications and notices hereunder to the New Grantor shall be given to it at the address set forth under its signature hereto, which information supplements Section 5.7 of the Parity Lien Intercreditor Agreement.

IN WITNESS WHEREOF, the New Grantor has duly executed this Grantor Joinder Agreement to the Parity Lien Intercreditor Agreement as of the day and year first above written.

[ ]

By
Name:
Title:

Address: ______________________________
____
____

C -2

AMENDMENT NO. 2 TO CREDIT AGREEMENT

This Amendment No. 2 to Credit Agreement, dated as of January 25, 2021 (this "Amendment"), is entered into by and among Urban One, Inc. (f/k/a Radio One, Inc.), a Delaware corporation (the "Borrower"), Wells Fargo Bank, National Association, as administrative agent (in such capacity, the "Administrative Agent") for the Lenders (as defined in the Credit Agreement referred to below), and the Lenders.

RECITALS

WHEREAS, the Borrower, the Administrative Agent and Lenders are parties to that certain Credit Agreement, dated as of April 21, 2016, including all exhibits and schedules thereto (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement");

WHEREAS, the Borrower has requested that the Administrative Agent and Lenders consent to the Second Amendment Transactions (as hereinafter defined) and, in connection therewith, amend the Credit Agreement, in each case, as and to the extent set forth in this Amendment, and the Administrative Agent and Lenders are willing to agree to the foregoing as and to the extent, and solely as and to the extent, and subject to the terms and conditions set forth in this Amendment; and

WHEREAS, this document shall constitute a Credit Document and these Recitals shall be construed as part of this Amendment.

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, and of the Loans and other extensions of credit heretofore, now or hereafter made to, or for the benefit of, the Borrower by Lenders, the Borrower, the Administrative Agent and Lenders hereby agree as follows:

1. **Definitions**.

    1.1. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Credit Agreement.

    1.2. Section 1.01 of the Credit Agreement is hereby amended by inserting the following defined terms in the appropriate alphabetical order:

    "Additional Subsidiary Guarantors" shall mean each of the following Domestic Restricted Subsidiaries of the Borrower: Urban One Entertainment SPV, LLC, a Delaware limited liability company, Radio One Entertainment Holdings, LLC, a Delaware limited liability company, Urban One Productions, LLC, a Delaware limited liability company, T Tenth Productions, LLC, a Delaware limited liability company, and Charlie Bear Productions, LLC, a Maryland limited liability company.

"Existing Senior Secured Notes" shall mean those certain (a) 7.375% Senior Secured Notes due 2022 issued by the Borrower pursuant to that certain Indenture, dated as of April 17, 2015, between the Borrower, as issuer, and Wilmington Trust, National Association, as trustee and collateral trustee in the original aggregate principal amount of $350,000,000, and (b) 8.75% Senior Secured Notes due 2022 issued by the Borrower pursuant to that certain Indenture, dated as of November 9, 2020, by and among the Borrower, as issuer, and Wilmington Trust, National Association, as trustee and collateral trustee in the original aggregate principal amount of $347,000,000.

"Notes Collateral Agent" shall mean the collateral agent for the secured parties under the Senior Secured Notes Documents, together with its successors and permitted assigns.

"Parity Lien Obligations" means Parity Lien Debt and all other obligations in respect thereof, including any secured Hedge Obligations thereunder or any obligations under Cash Management Services secured thereunder. Notwithstanding the foregoing, for purposes of the Revolver Intercreditor Agreement, if the aggregate principal amount of Indebtedness for borrowed money constituting principal outstanding under the Parity Lien Documents is in excess of the Intercreditor Parity Lien Cap (as defined in the Revolver Intercreditor Agreement) at the time such Indebtedness is incurred, then only that portion of such Indebtedness equal to the Intercreditor Parity Lien Cap (as defined in the Revolver Intercreditor Agreement) at the time such Indebtedness is incurred shall be included in Parity Lien Obligations and interest and reimbursement obligations with respect to such Indebtedness shall only constitute Parity Lien Obligations to the extent related to Indebtedness included in the Parity Lien Obligations. "Parity Lien Obligations" shall include all interest accrued or accruing (or which would, absent commencement of an Insolvency or Liquidation Proceeding, accrue) after commencement of an Insolvency or Liquidation Proceeding in accordance with the rate specified in the relevant Parity Lien Document whether or not the claim for such interest is allowed in such Insolvency or Liquidation Proceeding.

"Second Amendment" means that certain Amendment No. 2 to Credit Agreement, dated as of January 25, 2021, among the Borrower, the Administrative Agent and the Lenders.

"Second Amendment Effective Date" means January 25, 2021.

"Second Amendment Joinder Documents" shall mean, collectively, the execution and delivery of each of the following: (a) Joinder Agreement to the Subsidiaries Guaranty duly executed by the Additional Subsidiary Guarantors, (b) Joinder Agreement to the Security Agreement duly executed by the Additional Subsidiary Guarantors, (c) Supplement to the Pledge Agreement, (d) UCC-1 financing statements filed with respect to the Additional Subsidiary Guarantors, and (e) an Officer's Certificate for each Additional Subsidiary Guarantor.

"Second Amendment Refinancing" shall mean the (i) repayment in full of the amounts currently outstanding under, and termination of all commitments and release of all security interests or redeem and exchange all Indebtedness with respect to, (1) that certain Credit Agreement, dated as of April 18, 2017, by and among the Borrower, various lenders therein, Guggenheim Securities Credit Partners, LLC, as administrative agent, and The Bank of New York Mellon, as collateral agent, (2) the Existing Senior Secured Notes, (3) that certain Credit Agreement, dated as of December 4, 2018, by and among the Borrower, the various lenders party thereto from time to time, Wilmington Trust, National Association, as administrative agent and TCG Senior Funding L.L.C., as sole lead arranger and bookrunner, and (4) that certain Credit Agreement, dated as of December 4, 2018, by and among Urban One Entertainment SPV, LLC, Radio One Entertainment Holdings, LLC, the various lenders party thereto from time to time, Wilmington Trust, National Association, as administrative agent and collateral agent, and TCG Senior Funding L.L.C., as sole lead arranger and bookrunner, and (ii) payment of any and all related accrued interest, premiums, fees and expenses related to, or owing under, all such Indebtedness.

"Second Amendment Transactions" shall mean, collectively, (a) the consummation of the transactions under (i) that certain Note Purchase Agreement, dated as of January 25, 2021, by and among, BofA Securities Inc., as representative of the initial purchasers, the Borrower and the Subsidiary Guarantors parties thereto, (ii) that certain Indenture, dated as of January 25, 2021, by and among the Borrower, the Subsidiary Guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent, and (iii) each Security Document (as defined in the Senior Secured Notes Indenture), entered into in connection therewith, including the issuance of the $825,000,000 Senior Secured Notes due 2028 and the incurrence of the guarantees and grants of security in connection therewith, (b) the Second Amendment Refinancing, and (c) the payment of the fees and expenses related to the foregoing.

2.   **Consent to the Second Amendment Transactions**. Subject to the terms and provisions hereof, notwithstanding anything to the contrary in the Credit Documents, the Administrative Agent and the Lenders hereby consent to the consummation of the Second Amendment Transactions and such transactions shall be permitted for all purposes under the Credit Documents.

3.   **Amendments to the Credit Agreement**. The Credit Agreement shall be amended as follows:

3.1.   The definition of "Excluded Assets" in Section 1.01 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

""Excluded Assets" shall mean:

(a)   any fee owned Real Property with a Fair Market Value (measured at the time of acquisition) of less than $3,000,000 (as determined by the Borrower in good faith);

(b)   any lease, contract, instrument or property right to which any Credit Party is a party, if and only for so long as the grant of a security interest shall constitute or result in a breach, termination, impairment or default under any such lease, contract or property right (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC or any other applicable law or principles of equity), but in each case:

(i)   only to the extent each such Credit Party is contractually prohibited from creating a Lien on the Second Amendment Effective Date or the date such lease, contract, instrument or property right was acquired, created or effective (so long as such prohibition was not expressly negotiated in anticipation of such acquisition), and

(ii)   any security interest securing Obligations owing to Lenders shall attach immediately to any portion of such lease, contract or property right without further action of the Lenders at any time or from time to time, so long as such security interest does not result, or would no longer result, in any of the consequences specified above;

(c)   any lease, contract, instrument or property right to which the Borrower or any Subsidiary Guarantor is a party and any other asset, in each case, if and only for so long as the grant of a security interest shall violate any applicable law;

(d)   any License to which any Credit Party is a party, grantee or beneficiary, if and only for so long as either (x) each such Credit Party is prohibited from granting a security interest therein under applicable provisions of the Communications Act or any other applicable law, or (y) the grant of a security interest shall constitute or result in a breach, termination or default under any such License; provided, that:

(i)   this definition of "Excluded Assets" shall not include any rights and remedies incident or appurtenant to any such Licenses or any rights to receive any or all proceeds derived from, or in connection with, any Asset Sale of all or any portion of any such Licenses or any Station, and

(ii)   any security interests securing Obligations owing to Lenders shall attach immediately to any portion of such Licenses without further action of the Lenders at any time or from time to time, so long as such attachment does not result, or would no longer result, in any of the consequences specified above;

(e)   fixed or capital assets owned by the Borrower or any Subsidiary Guarantor that is subject to a purchase money Lien or a Capitalized Lease Obligation permitted under this Agreement if the contractual obligation pursuant to which such Lien is granted (or in the document providing for such Capitalized Lease Obligation or the acquisition of such asset subject to such purchase money Lien) prohibits or requires the consent of any Person other than the Borrower and its Affiliates (to the extent such consent has not been obtained) as a condition to the creation of any other Lien on such asset;

(f)   any Leaseholds;

(g)   all Excluded Equity Interests;

(h)   motor vehicles and other assets subject to certificates of title;

(i)   assets as to which the costs of obtaining a security interest are excessive (as reasonably determined by the Collateral Agent in writing) in relation to the value of the security afforded thereby;

(j)   any Commercial Tort Claims (as defined in the Security Agreement) not in excess of $2,000,000 individually;

(k)   any Letter-of-Credit Rights (as defined in the Security Agreement) with a stated amount of less than $3,000,000;

(l)   cash pledged to secure letter of credit reimbursement obligations to the extent such secured letters of credit are permitted under this Agreement;

(m)   any Excluded Deposit Accounts (as defined in the Security Agreement); and

(n)   any "intent to use" trademark applications for which a verified statement of use has not been filed with the United States Patent and Trademark Office or any asset or intellectual property (including copyrights, trademarks and patents) if the grant of a security interest in or Lien upon such intellectual property would result in the cancellation, voiding, invalidation or impairment of such intellectual property; provided, that a grant of security interest shall be made (in accordance with the Security Agreement) in such "intent to use" applications once a verified statement of use has been filed with the United States Patent and Trademark Office or such asset or intellectual property once it can be granted without resulting in cancellation, voiding, invalidation, or impairment thereof.""

3.2.   The definition of "Revolver Intercreditor Agreement" in Section 1.01 of the Credit Agreement is hereby amended and restated in its entirety to read as follows

""Revolver Intercreditor Agreement" shall mean the Intercreditor Agreement, dated as of the Second Amendment Effective Date, entered into by and among the Administrative Agent and the Notes Collateral Agent, and acknowledged and agreed to by the Borrower and the other Credit Parties party thereto, as the same may be amended, restated, amended and restated, modified, supplemented, renewed, refinanced, extended, restructured or replaced in whole or in part from time to time in accordance with the terms thereof."

3.3.   The definitions of each of "Parity Lien Documents", "Senior Secured Notes", "Senior Secured Notes Documents" and "Senior Secured Notes Indenture" in Section 1.01 of the Credit Agreement are hereby amended and restated in their entirety to read as follows:

""Parity Lien Documents" shall mean, collectively, the Senior Secured Notes Documents, any credit, guarantee and security documents governing any Parity Lien Obligation, and any additional indenture, credit facility or other agreement pursuant to which any Parity Lien Debt is incurred and the Security Documents related thereto (other than any security documentation that does not secure Parity Lien Obligations), as each may be amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms of the intercreditor agreements."

""Senior Secured Notes" shall mean those certain 7.375% Senior Secured Notes due 2028 issued by the Borrower pursuant to the Senior Secured Notes Indenture in the original aggregate principal amount of $825,000,000, as amended, restated, amended and restated, modified and/or supplemented on or prior to the Second Amendment Effective Date, and as the same may be further amended, restated, amended and restated, modified, supplemented, renewed, refinanced, extended, restructured or replaced in whole or in part from time to time in accordance with the terms hereof and thereof."

""Senior Secured Notes Documents" shall mean any and all agreements, pledge and security agreements, notes (including additional notes), mortgages, collateral documents and guarantees relating to the Senior Secured Notes, including but not limited to the Senior Secured Notes, the Senior Secured Notes Indenture and the "Security Documents" (as defined in the Senior Secured Notes Indenture), each as may be amended, restated, amended and restated, modified and/or supplemented on or prior to the Second Amendment Effective Date, and as the same may be further amended, restated, amended and restated, modified, supplemented, renewed, refinanced, extended, restructured or replaced in whole or in part from time to time in accordance with the terms hereof and thereof."

""Senior Secured Notes Indenture" shall mean that certain Indenture, dated as of January 25, 2021, between the Borrower, as issuer, and Wilmington Trust, National Association, as trustee and collateral agent, as amended, restated, amended and restated, modified and/or supplemented on or prior to the Second Amendment Effective Date, and as the same may be further amended, restated, amended and restated, modified, supplemented, renewed, refinanced, extended, restructured or replaced in whole or in part from time to time in accordance with the terms hereof and thereof."

3.4.   Section 9.01(iv) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

"(iv)   Liens on the Collateral created by or pursuant to this Agreement, the Security Documents and, subject to the Revolver Intercreditor Agreement, the Senior Secured Notes Documents or any other Parity Lien Documents (or, in each case, any Permitted Refinancing thereof);"

3.5.   Section 9.04(xv) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

"(xv)   Indebtedness of the Borrower and guaranties thereof by the Subsidiary Guarantors, subject to the terms of the Revolver Intercreditor Agreement, under the Senior Secured Notes Indenture and the other Senior Secured Notes Documents in an aggregate principal amount not to exceed $825,000,000 (less the amount of any repayments of principal thereof made after the Second Amendment Effective Date);"

4.   **Conditions Precedent to Effectiveness**. The effectiveness of this Amendment is expressly conditioned upon the satisfaction (or waiver by the Administrative Agent) of the following conditions precedent:

4.1.   The Administrative Agent's receipt of counterparts of this Amendment, duly executed by the Borrower, the Administrative Agent and the Required Lenders.

4.2.   The Administrative Agent shall have received a duly executed Revolver Intercreditor Agreement, which shall be in form and substance reasonably satisfactory to the Administrative Agent and Lenders.

4.3.   The Second Amendment Transactions shall have been consummated, or shall be consummated substantially contemporaneously with the effectiveness of this Amendment, on the Second Amendment Effective Date, in each case, in accordance with the terms of the Senior Secured Notes Documents.

4.4.   The Administrative Agent shall have received true and correct copies of the material Senior Secured Notes Documents.

4.5.   The Second Amendment Refinancing shall have been (or will substantially contemporaneously be) consummated in full on the Second Amendment Effective Date and with all Liens and security interests in favor of the existing lenders and collateral agents with respect to all Indebtedness being refinanced being unconditionally released.

4.6.   Both immediately before and immediately after giving effect to this Amendment, no Default or Event of Default shall have occurred and be continuing.

5.   **Joinder of Additional Subsidiary Guarantors**. On the Second Amendment Effective Date, the Administrative Agent shall receive, from or on behalf of each of the Additional Subsidiary Guarantors, the Second Amendment Joinder Documents, each of which shall be in form and substance reasonably satisfactory to the Administrative Agent; provided, that the Administrative Agent acknowledges and agrees that the Second Amendment Joinder Documents, with respect to Urban One Entertainment SPV, LLC, shall contain all necessary language regarding gaming law and/or gaming regulatory authorities restrictions, requirements, approvals, and conditions, in each case, consistent with the Senior Secured Notes Documents.

6.   **Representations and Warranties**. The Borrower hereby represents and warrants to the Administrative Agent and the Lenders on the date hereof that:

6.1.   The execution, delivery and performance by the Borrower of this Amendment has been duly authorized by all necessary corporate action, and this Amendment constitutes the legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms, except to the extent the enforcement hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditors' rights generally or to general principles of equity (regardless of whether enforcement is sought in equity or at law).

6.2.   The Borrower hereby represents, warrants and reaffirms that the Credit Agreement and each of the other Credit Documents remain in full force and effect.

7.   **Reference to and Effect Upon the Credit Agreement and the Other Credit Documents.**

7.1.   <u>Full Force and Effect</u>. Except as specifically provided herein, the Credit Agreement and each other Credit Document shall remain in full force and effect and each is hereby ratified and confirmed by the Borrower.

7.2.   <u>No Waiver</u>. The execution, delivery and effect of this Amendment shall be limited precisely as written and shall not be deemed to (a) be a consent to any waiver of any term or condition, or to any waiver or modification of any term or condition (except as specifically provided in this Amendment) of the Credit Agreement or any other Credit Document or (b) prejudice any right, power or remedy which the Administrative Agent or any Lender now has or may have in the future under or in connection with the Credit Agreement or any other Credit Document.

7.3.   <u>Certain Terms</u>. Each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or any other word or words of similar import shall mean and be a reference to the Credit Agreement as modified by this Amendment. Each reference in any other Credit Document to the Credit Agreement or any word or words of similar import shall be and mean a reference to the Credit Agreement as modified by this Amendment.

8.   **Counterparts**. This Amendment may be executed by means of (a) an electronic signature that complies with the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, or any other relevant and applicable electronic signatures law; (b) an original manual signature; or (c) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. The Administrative Agent reserves the right, in its sole discretion, to accept, deny, or condition acceptance of any electronic signature on this Amendment. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument. Delivery of an executed counterpart of a signature page of this Amendment will be as effective as delivery of a manually executed counterpart of this Amendment.

9.   **Costs and Expenses**. As provided in the Credit Agreement, the Borrower shall pay the reasonable documented out-of-pocket costs and expenses incurred by the Administrative Agent in connection with the preparation, execution and delivery of this Amendment (including, without limitation, reasonable attorneys' fees of Blank Rome LLP).

10.   **GOVERNING LAW**. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK (WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES).

11.   **Headings**. Section headings in this Amendment are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Amendment.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

BORROWER:

URBAN ONE, INC.

By:
Name:
Title:

[Signatures Continued from Previous Page]

ADMINISTRATIVE AGENT AND LENDER:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:
Name:
Title: Duly Authorized Signatory